UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM   TO

Commission File Number: 001-39801

XOMA ROYALTY CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware	**52-2154066**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2200 Powell Street, Suite 310, Emeryville, California	**94608**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (510) 204-7200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0075	XOMA	The Nasdaq Global Market
8.625% Series A Cumulative Perpetual Preferred Stock, par value $0.05	XOMAP	The Nasdaq Global Market
Depositary Shares (each representing 1/1000th interest in a share of 8.375% Series B Cumulative Perpetual Preferred Stock, par value $0.05)	XOMAO	The Nasdaq Global Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on the Nasdaq Global Market on June 28, 2024, was $161,613,891.

The number of shares of Registrant's Common Stock outstanding as of March 13, 2025 was 11,978,717.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Definitive Proxy Statement relating to the Company's 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report.

XOMA Royalty Corporation
2024 FORM 10-K ANNUAL REPORT
TABLE OF CONTENTS

GLOSSARY OF TERMS AND ABBREVIATIONS

Abbreviations	Definition
2010 Plan	The Company's 2010 Long Term Incentive and Stock Award Plan, as amended
2018 Common Stock ATM Agreement	At The Market Issuance Sales Agreement with HCW dated December 18, 2018
2021 Series B Preferred Stock ATM Agreement	At The Market Issuance Sales Agreement with B. Riley dated August 5, 2021
'40 Act	Investment Company Act of 1940
AAA	Assignment and Assumption Agreement
ACA	The Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010
Affitech	Affitech Research AS
Affitech CPPA	The Company's Commercial Payment Purchase Agreement with Affitech dated October 6, 2021
Agenus	Agenus, Inc. and certain affiliates
Agenus RPA	The Company's Royalty Purchase Agreement with Agenus dated September 20, 2018
Alora	Alora Pharmaceuticals
Alexion	Alexion Pharmaceuticals
Alexion License Agreement	Exclusive License Agreement between the Company and Alexion (formerly Amolyt Pharma SAS, "Amolyt") dated December 19, 2024
Aptevo	Aptevo Therapeutics Inc.
Aptevo CPPA	The Company's Payment Interest Purchase Agreement with Aptevo dated March 29, 2023, referred to herein as "Aptevo Commercial Payment Purchase Agreement" or "Aptevo CPPA"
Aronora	Aronora, Inc.
Aronora RPA	The Company's Royalty Purchase Agreement with Aronora dated April 7, 2019
ASC	Accounting Standards Codification
ASC 310	ASC Topic 310, Receivables
ASC 326	ASC Topic 326, Financial Instruments – Credit Losses
ASC 450	ASC Topic 450, Contingencies
ASC 606	ASC Topic 606, Revenue from Contracts with Customers
ASC 805	ASC Topic 805, Business Combinations
ASC 815	ASC Topic 815, Derivatives and Hedging
ASC 825	ASC Topic 825, Financial Instruments
ASC 842	ASC Topic 842, Leases
ASU	Accounting Standards Update
Bayer	Bayer Pharma AG
Bayer License Agreement	Out-license agreement to Bayer HealthCare LLC from Daré dated January 10, 2020, related to the development and commercialization of OVAPRENE
Bioasis	Bioasis Technologies, Inc. and certain affiliates
Bioasis RPA	The Company's Royalty Purchase Agreement with Bioasis dated February 25, 2019
BLA	Biologic License Application
Black-Scholes Model	Black-Scholes Option Pricing Model
Blue Owl	Blue Owl Capital Corporation
Blue Owl Loan	Loan pursuant to the Blue Owl Loan Agreement
Blue Owl Loan Agreement	Loan agreement dated as of December 15, 2023, between XRL, the lenders from time to time party thereto and Blue Owl, as administrative agent
Board	The Company's Board of Directors

B. Riley	B. Riley Securities, Inc.
BVF	Biotechnology Value Fund, L.P.
cGMP	current Good Manufacturing Practice
Chiesi	Chiesi Farmaceutici S.p.A.
Company	XOMA Royalty Corporation (formerly XOMA Corporation), including its subsidiaries
CPPA	Commercial Payment Purchase Agreement
CVR	Contingent value right
Daré Organon License Agreement	Exclusive License Agreement between Daré and Organon, dated March 31, 2022, as amended July 4, 2023
Daré RPAs	The Company's Traditional Royalty Purchase Agreement and Synthetic Royalty Purchase Agreement, both with Daré dated April 29, 2024
Day One	Day One Biopharmaceuticals, Inc. (successor in interest to DOT Therapeutics-1, Inc.)
Day One License Agreement	License Agreement for RAF between Viracta and Day One dated December 16, 2019, as amended on March 4, 2024 (assumed by the Company as part of Viracta Assignment Agreements)
DSUVIA®	sufentanil sublingual tablet
DoD	U.S. Department of Defense
EC	European Commission
EIR	Effective interest rate
EMA	European Medicines Agency
ESPP	2015 Employee Stock Purchase Plan, as amended
EU	European Union
Exchange Act	U.S. Securities Exchange Act of 1934, as amended
FCPA	U.S. Foreign Corrupt Practices Act of 1977, as amended
FDA	U.S. Food and Drug Administration
FDCA	The Federal Food, Drug, and Cosmetic Act, as amended
Fortis	Fortis Advisors LLC, representative of the Kinnate CVR holders under the Kinnate CVR Agreement
GAAP	Generally accepted accounting principles
G&A	General and administrative
Gossamer Bio	Gossamer Bio, Inc.
HCRP	Healthcare Royalty Partners II, L.P.
HCW	H.C. Wainwright & Co., LLC
ImmunityBio	ImmunityBio, Inc. (formerly NantCell, Inc.)
ImmunityBio License Agreement	Out-license agreement to ImmunityBio from LadRx dated July 27, 2017, related to the development and commercialization of Aldoxorubicin, as amended on September 27, 2018
IP	Intellectual Property
IPR&D	In-Process Research and Development
IXINITY®	coagulation factor IX (recombinant)
Janssen	Janssen Biotech, Inc.
Kinnate	Kinnate Biopharma Inc.
Kinnate CVR Agreement	The Contingent Value Rights Agreement by and between the Company, Broadridge, and Fortis dated April 3, 2024
Kinnate Merger Agreement	The Agreement and Plan of Merger by and among the Company, XRA, and Kinnate dated February 16, 2024
Kuros	Kuros Biosciences AG, Kuros US LLC and Kuros Royalty Fund (US) LLC, collectively
Kuros RPA	The Company's Royalty Purchase Agreement with Kuros dated July 14, 2021

LadRx	LadRx Corporation (formerly CytRx Corporation)
LadRx Agreements	LadRx AAA and LadRx RPA
LadRx AAA	The Company's Assignment and Assumption Agreement with LadRx dated June 21, 2023
LadRx RPA	The Company's Royalty Purchase Agreement with LadRx dated June 21, 2023 and subsequently amended on June 3, 2024
Medexus	Medexus Pharmaceuticals, Inc.
Merck	Merck Sharp & Dohme Corp
Merck KGaA	Ares Trading SA
Merck KGaA License Agreement	In-license agreement from Merck KGaA to ObsEva related to ebopiprant dated June 10, 2015 and subsequently amended on July 8, 2016 (assumed by the Company as part of the ObsEva IP Acquisition Agreement)
MIPLYFFA™	arimoclomol
NDA	New Drug Application
NOL	Net operating loss
Novartis	Novartis Pharma AG, Novartis International Pharmaceutical Ltd., Novartis Institutes for Biomedical Research, Inc. and/or Novartis Vaccines and Diagnostics, Inc.
ObsEva	ObsEva SA
ObsEva IP Acquisition Agreement	Company's IP Acquisition Agreement with ObsEva dated November 21, 2022
OJEMDA™	tovorafenib
Ology Bioservices	Ology Bioservices Inc. (formerly Nanotherapeutics Inc., now a wholly owned subsidiary of National Resilience, Inc.)
Organon	Organon International GmbH
Organon License Agreement	Out-license agreement to Organon from ObsEva dated July 26, 2021, related to the development and commercialization of ebopiprant (assumed by the Company as part of the ObsEva IP Acquisition Agreement)
OVAPRENE®	An investigational hormone-free monthly intravaginal contraceptive
Palo	Palobiofarma, S.L.
Palo RPA	The Company's Royalty Purchase Agreement with Palo dated September 26, 2019
Pierre Fabre	Pierre Fabre Médicament, SAS
PSU	Performance stock unit
Pulmokine	Pulmokine, Inc.
Pulmokine Merger Agreement	The Agreement and Plan of Merger by an among the Company, XRA 2 Corp., Pulmokine, Shareholder Representative Services LLC, Each Management Stockholder dated November 26, 2024
R&D	Research and development
Regeneron	Regeneron Pharmaceuticals, Inc.
Amended Retention Plan	October 25, 2022 amendment to the Retention Plan
Retention Plan	Retention and Severance Plan dated March 31, 2022
Rezolute	Rezolute, Inc., formerly Antria Bio, Inc.
Rezolute License Agreement	The Company's License Agreement with Rezolute dated December 6, 2017, as amended in March 2018, January 2019 and March 2020
Roche	F. Hoffmann-La Roche AG
RPA	Royalty Purchase Agreement
RSU	Restricted stock unit
SEC	U.S. Securities and Exchange Commission
Second Bioasis RPA	The Company's Royalty Purchase Agreement with Bioasis dated November 2, 2020

Series A Preferred Stock	The 8.625% Series A cumulative, perpetual preferred stock issued in December 2020
Series B Preferred Stock	The 8.375% Series B cumulative, perpetual preferred stock issued in April 2021
Series A and Series B Preferred Stock	Series A Preferred Stock and Series B Preferred Stock, collectively
Series B Depositary Shares	The depositary shares, each representing 1/1000th interest in a share of Series B Preferred Stock
Series X Preferred Stock	The Series X Convertible Preferred Stock
Sildenafil Cream	Sildenafil Cream, 3.6%
SOX	Sarbanes-Oxley Act of 2002
SVB	Silicon Valley Bank
Takeda	Takeda Pharmaceutical Company Limited
Takeda Collaboration Agreement	The Company's Collaboration Agreement with Takeda dated November 1, 2006, as amended in February 2007 and February 2009
Talphera	Talphera, Inc. (formerly AcelRx Pharmaceuticals, Inc. or "AcelRx")
Talphera APA	Asset Purchase Agreement dated March 12, 2023 between AcelRx (now Talphera) and Vertical related to the sale of DSUVIA from Talphera to Vertical
Talphera CPPA	The Company's Payment Interest Purchase Agreement with Talphera dated January 11, 2024, referred to herein as "Talphera Commercial Payment Purchase Agreement" or "Talphera CPPA"
Talphera Marketing Agreement	Marketing Agreement dated April 3, 2023 between AcelRx (now Talphera) and Vertical
TGFβ	transforming growth factor beta
Twist	Twist Bioscience Corporation
Twist RPA	The Company's Royalty Purchase Agreement with Twist dated October 21, 2024
U.S.	United States
VABYSMO®	faricimab-svoa
Vertical	Vertical Pharmaceuticals, LLC, a wholly-owned subsidiary of Alora
Viracta	Viracta Therapeutics, Inc. (successor-in-interest to Sunesis Pharmaceuticals, Inc.)
Viracta Assignment Agreements	Assignment and Novation Agreement by and among Viracta, the Company, and Day One dated December 3, 2024 and Intellectual Property Assignment between Viracta and the Company dated December 3, 2024
Viracta RPA	The Company's Royalty Purchase Agreement with Viracta dated March 22, 2021, as amended March 4, 2024
XACIATO™	Clindamycin phosphate vaginal gel 2%
XOMA	XOMA Royalty Corporation (formerly XOMA Corporation), a Delaware corporation, including subsidiaries
XRA	XRA 1 Corp. a wholly-owned subsidiary of the Company
XRL	XRL 1 LLC, a wholly-owned subsidiary of the Company
Zevra	Zevra Therapeutics, Inc. (formerly KemPharm Denmark A/S)
Zevra APA	Asset Purchase Agreement dated May 13, 2011 between LadRx and Orphazyme ApS, and assigned to Zevra as of June 1, 2022, related to the sale of arimoclomol from LadRx to Zevra (assumed by the Company as part of LadRx AAA)

PART I

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, (the "Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), and the Private Securities Litigation Reform Act of 1995, which are subject to the "safe harbor" created by those sections. Forward-looking statements are based on current expectations, estimates and forecasts, as well as our management's beliefs and assumptions and on information currently available to them, and are subject to risks and uncertainties that are difficult to predict. In some cases you can identify forward-looking statements by words such as "may," "will," "should," "might," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "targets," "forecasts," "potential," "intend" "goal," "guidance," "strategy," "continue," "design" and similar words, expressions or the negative of such terms. Examples of forward-looking statements include, but are not limited to, statements regarding: trend analyses and statements regarding future events, future financial performance, anticipated growth, and industry prospects, our future operating expenses, our future losses, the success of our strategy as a royalty aggregator, the assumptions underlying our business model, the extent to which issued and pending patents may protect the products and processes in which we have an ownership or royalty interest and prevent the use of the covered subject matter by third parties, the potential of our existing product candidates to lead to the development of commercial products, our ability to receive potential milestone or royalty payments under license and collaboration agreements and the amount and timing of receipt of those payments, our ability to locate suitable assets to acquire, our ability to complete (on a timely basis or at all) and realize the benefits from acquisitions, uncertainties related to the acquisition of interest in development-stage and clinical-stage product candidates, fluctuations in our ability to predict our operating results and cash flows, and the sufficiency of our capital resources. Forward-looking statements are based on assumptions that may not prove accurate. Actual results and outcomes, or the timing of actual results and outcomes, could differ materially from those anticipated due to certain risks, including risks inherent in the biotechnology industry and for our licensees engaged in the development of new products in a regulated market. Among other things: there can be no assurance that our revenues, income, or expenses will meet any expectations or follow any trend(s); we may be unable to retain our key employees; litigation, arbitration or other disputes with third parties may have a material adverse effect on us; our product candidates subject to our out-license agreements are still being developed, and our licensees' may require substantial funds to continue development which may not be available; we may not be successful in entering into out-license agreements for our product candidates; if our therapeutic product candidates do not receive regulatory approval, our third-party licensees will not be able to manufacture and market them; products or technologies of other companies may render some or all of our product candidates noncompetitive or obsolete; we do not know whether there will be, or will continue to be, a viable market for the products in which we have an ownership or royalty interest; even once approved, a product may be subject to additional testing or significant marketing restrictions, its approval may be withdrawn or it may be voluntarily taken off the market; and we and our licensees are subject to various state and federal healthcare related laws and regulations that may impact the commercialization of our or our third-party licensee's product candidates and could subject us or them to significant fines and penalties. These and other risks and uncertainties may cause our actual results or outcomes, or the timing of our results or outcomes, to differ materially and adversely from those expressed in our forward-looking statements, including those related to current economic and financial market conditions, are identified below in Item 1, Business; Item 1A, Risk Factors; Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations; and other sections of this Annual Report on Form 10-K.

Forward-looking statements are inherently uncertain and you should not place undue reliance on these statements, which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. Except as required by law, we do not undertake any obligation to revise or update publicly any forward-looking statements after completion of the filing of this Annual Report on Form 10-K to reflect later events or circumstances, the occurrence of unanticipated events, or otherwise.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report on Form 10-K. While we believe that we have a reasonable basis for these statements, our information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

All references to "portfolio" in this Annual Report on Form 10-K are to milestone and/or royalty rights associated with a basket of product candidates in development.

We use our trademarks, trade names and services marks in this Annual Report on Form 10-K as well as trademarks, trade names and service marks that are the property of other organizations. Solely for convenience, trademarks and trade names referred to in this Annual Report appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and trade names.

Risk Factors Summary

Below is a summary of material factors that make an investment in our securities speculative or risky. Importantly, this summary does not address all of the risks and uncertainties that we face. Additional discussion of the risks and uncertainties summarized in this risk factors summary, as well as other risks and uncertainties that we face, can be found under "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K. The below summary is qualified in its entirety by that more complete discussion of such risks and uncertainties. You should consider carefully the risks and uncertainties described under "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K as part of your evaluation of the risks associated with an investment in our securities.

- Our acquisitions of potential future royalty or milestone payments may not produce anticipated revenues or income.

- We may not successfully complete or realize the expected business or financial benefits of our acquisitions or investments in companies that hold royalty assets.

- Many of our potential royalty acquisitions may be associated with product candidates that are in clinical development and have not yet been commercialized. If our potential royalty providers' therapeutic product candidates do not receive regulatory approval, our potential royalty providers will be unable to market them.

- Actual or threatened epidemics, pandemics, outbreaks of disease, or other public health crises, natural disasters, political crises and other catastrophic events, and unstable market and macroeconomic conditions have and may in the future, adversely affect us, our licensees or royalty-agreement counterparties or their licensees.

- Biopharmaceutical products are subject to sales risks and substantial competition and the volatility of the biotechnology industry may affect us indirectly as well as directly.

- We depend on our third parties for the determination of royalty and milestone payments.

- The lack of liquidity of our acquisitions of future potential milestones and royalties may adversely affect us.

- Our royalty aggregator strategy may require that we register with the SEC as an "investment company" in accordance with the Investment Company Act of 1940.

- We have sustained losses in the past, and we expect to sustain losses in the foreseeable future.

- Our royalty aggregator strategy may require us to raise additional funds.

- We have an obligation to pay quarterly dividends to holders of our Series A Preferred Stock and Series B Preferred Stock, and these stockholders have rights senior to those of our common stockholders.

- Information available to us about the intellectual property or biopharmaceutical products underlying the potential royalties we buy may be limited and our future income is dependent on numerous potential milestone and royalty-specific assumptions that may prove inaccurate.

- A large percentage of the calculated net present value of our portfolio is represented by a limited number of products, and the royalties that we acquire may fall outside the biopharmaceutical industry.

- We may not be able to successfully identify and acquire potential milestone and royalty streams, and we may not be able to successfully manage the risks associated with integration.

- Our royalty providers pursuing Rare Pediatric Disease designations may not qualify for a priority review voucher upon approval, obtain a faster development or regulatory review process, or increase the likelihood that their product candidates will receive marketing approval, and our royalty providers who receive priority review vouchers may not be successful in transferring them at all or at a favorable price.

- Biological products and product candidates of our potential milestone and royalty providers may face more intense competition or competition sooner than anticipated.

- Our potential royalty providers may be unable to price our products effectively or obtain coverage and adequate reimbursement for sales of our products.

- We do not know whether there will be, or will continue to be, a viable market for the product candidates in which we have an ownership, milestone, or royalty interest.

- Product liability claims may diminish the returns on biopharmaceutical products.

- We and our potential royalty providers may be unable to protect our or their intellectual property, and litigation regarding intellectual property can be costly.

- We and our partners rely heavily on license and collaboration relationships and our potential milestone and royalty providers may rely on other third parties to provide services.

- The marketers of biopharmaceutical products are substantially responsible for the ongoing regulatory approval, commercialization, manufacturing and marketing of products.

- Certain of our technologies are in-licensed from third parties, so our and our licensees' use of them may be restricted and subject to additional risks.

- We may not be able to attract and retain qualified personnel, and our employees may engage in misconduct or other improper activities.

- Our information technology systems or data or those of our partners or contractors could be compromised, and our actual or perceived failure to comply with any data privacy or security obligations could lead to regulatory investigations or actions; litigation; fines and penalties; a disruption of our business operations; reputational harm; loss of revenue or profits; and other adverse consequences.

- Even after FDA approval, a product may be subject to additional testing or significant marketing restrictions, its approval may be withdrawn, or it may be removed voluntarily from the market.

- Healthcare reform measures and other statutory or regulatory changes could adversely affect our business.

- We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, and as we or our potential milestone and royalty providers do more business internationally, we expect to become subject to additional political, economic and regulatory uncertainties.

- Our share price may be volatile, which may subject us to litigation.

- Our results of operations and liquidity needs could be materially negatively affected by market fluctuations or an economic downturn.

- We may issue additional equity securities from time to time, and we may sell additional debt securities.

- Our organizational documents contain provisions that may prevent transactions that could be beneficial to our stockholders and may insulate our management from removal.

- We can provide no assurance that we will, at all times, in the future be able to report that our disclosure controls and internal controls over financial reporting are effective.

- Stockholder and private lawsuits, and potential similar or related lawsuits, could result in substantial damages, divert management's time and attention from our business, and have an adverse effect on us.

Item 1. BUSINESS

Overview and Strategy

XOMA is a biotech royalty aggregator. We have a sizable portfolio of economic rights to future potential milestone and royalty payments associated with partnered commercial and pre-commercial therapeutic candidates. Our portfolio was built through the acquisition of rights to future milestones, royalties and commercial payments since our royalty aggregator business model was implemented in 2017. These acquisitions build upon out-licensing agreements for proprietary products and platforms held within our portfolio. Our royalty aggregator business is primarily focused on early to mid-stage clinical assets, primarily in Phase 1 and 2 development, which we believe have significant commercial sales potential and that are licensed to well-funded partners with established expertise in developing and commercializing drugs. We also acquire milestone and royalty revenue streams on late-stage clinical assets or commercial assets that are designed to address unmet markets or have a therapeutic advantage over other treatment options, and have long duration of market exclusivity. We expect most of our future revenue and income to be based on payments we may receive for milestones and royalties associated with these assets as well as the periodic recognition of income under the EIR method.

Our strategy is to expand our portfolio by acquiring additional milestone and royalty revenue streams associated with product candidates from third parties. We believe expanding our portfolio through these acquisitions allows for further diversification across therapeutic areas and development stages.

Royalty Portfolio

The following tables highlight key assets included in our portfolio of potential future milestone and royalty payment streams. These tables do not include all assets because certain assets are subject to confidentiality agreements.

<u>**COMMERCIAL ASSETS**</u>

ASSET NAME	COMPANY	DESCRIPTION	ROYALTY RATE
VABYSMO® (faricimab-svoa)	Roche	Angiopoietin-2 and VEGF-A bispecific antibody	0.5%
OJEMDA™ (tovorafenib)	Day One	Pan-RAF inhibitor	Mid-single-digit
MIPLYFFA™ (arimoclomol)	Zevra	Heat-shock protein modulator	Mid-single-digit
IXINITY®	Medexus	Recombinant Factor IX	Mid-single-digit
DSUVIA® (sufentanil sublingual tablet)	Talphera	Acute pain treatment	37.5-75% (DoD)
XACIATO™ (clindamycin phosphate)	Organon	Bioadhesive antibiotic gel	Low to high-single-digit

PHASE 3 ASSETS

ASSET NAME	COMPANY	DESCRIPTION	ROYALTY RATE
Cetrelimab (JNJ-63723283)	Johnson & Johnson	PD-1 antibody	0.75%
Ersodetug (RZ358)	Rezolute	INSR antibody	High-single-digit to mid-teens
Ficlatuzumab (AV-299)	LG Chem	HGF antibody	Low-single-digit
Mezagitamab (TAK-079)	Takeda	CD-38 antibody	4%
Ovaprene®	Bayer (option) (Daré Bioscience)	Hormone-free contraceptive	Low-single-digit
Rilvegostomig (AZD2936)	AstraZeneca	TIGITI/PD-1 bispecific antibody	Confidential
Seralutinib	Chiesi (Gossamer Bio)	Inhaled PDGFR, CSF1R, c-KIT inhibitor	Low to mid-single digit, net

PHASE 2 ASSETS

ASSET NAME	COMPANY	DESCRIPTION	ROYALTY RATE
Acimtamig (AFM13)	Affimed	CD30/CD16A innate cell engager	Confidential
AFM24	Affimed	EGFR/CD16A innate cell engager	Confidential
Aldoxorubicin	LadRx	Albumin-linked formulation of doxorubicin	Low-single-digit
G03-52-01	National Resilience	Botulinum neurotoxin antibodies	15%
PBF-677	Palobiofarma	Adenosine A3 receptor inhibitor	Low-single-digit
PBF-680	Palobiofarma	Adenosine A1 receptor inhibitor	Low-single-digit
RZ-402	Rezolute	Plasma kallikrein inhibitor	Low-single-digit
Sildenafil cream, 3.6%	Daré Bioscience	PDE-5 inhibitor	Low-single-digit
Vidutolimod (CMP-001)	Regeneron	Virus-like particle containing a TLR9 agonist	High-single-digit to double-digit
Vosaroxin	Denovo Biopharma	Topoisomerase II inhibitor	High-single-digit

OTHER ASSETS

ASSET NAME	COMPANY	DESCRIPTION	ROYALTY RATE
AB101	Rezolute	Injectable basal insulin	Low-single-digit
COM902	Compugen	TIGIT antibody	Confidential
MNPR-101	Monopar Therapeutics	Urokinase plasminogen activator receptor (uPAR) radioimmunotherapeutic	None
MT-0169	Molecular Templates	Anti-CD-38 immunotoxin	4%
PBF-999	Palobiofarma	Adenosine A2a receptor/ PDE-10 inhibitor	Low-single-digit
PBF-1129	Palobiofarma	Adenosine A2b receptor inhibitor	Low-single-digit
PBF-1650	Palobiofarma	Adenosine A3 receptor inhibitor	Low-single-digit
>60 early-stage assets	Twists' >30 Partners	Multiple targets	50% of up to low-single-digits

Acquisitions – Commercial Programs

VABYSMO - Affitech Commercial Payment Purchase Agreement

In October 2021, we entered into the Affitech CPPA, pursuant to which we purchased a future stream of commercial payment rights to Roche's VABYSMO® (faricimab-svoa) from Affitech for an upfront payment of $6.0 million. We are eligible to receive commercial payments from Roche consisting of 0.5% of future net sales of faricimab for a ten-year period following the first commercial sales in each applicable jurisdiction. Commercial payments are due from Roche to us within 60 days of December 31 and June 30 of each year. VABYSMO is approved by the FDA and the EMA for the treatment of wet, or neovascular, age-related macular degeneration and diabetic macular edema. It is also approved by the FDA and the EMA for the treatment of retinal vein occlusion.

Pursuant to the Affitech CPPA, we received commercial payments totaling $16.9 million in 2024 and $7.3 million in 2023. Based on net sales of VABYSMO in 2023, we paid Affitech milestones totaling $6.0 million in March 2024. Based on net sales of VABYSMO in 2024, we paid Affitech an additional $6.0 million in March 2025, representing the final milestones due to Affitech. In February 2025, we received a commercial payment of $11.1 million based on sales of VABYSMO during the second half of 2024.

OJEMDA - Viracta Royalty Purchase Agreement

In March 2021, we entered into the Viracta RPA, pursuant to which we acquired the right to receive future royalties, milestone payments, and other payments related to Day One's tovorafenib (OJEMDA) and Denovo's vosaroxin. We made an upfront payment of $13.5 million and acquired the right to receive (i) up to $54.0 million in potential milestone payments, royalties on sales, and other payments related to OJEMDA, excluding up to $5.0 million in certain payments retained by Viracta, and (ii) up to $57.0 million in potential regulatory and commercial milestone payments and high-single-digit royalties on sales related to vosaroxin, if approved.

In October 2023, we earned a $5.0 million milestone payment related to the FDA's acceptance of Day One's NDA for tovorafenib as a monotherapy in relapsed or progressive pediatric low-grade glioma. In April 2024, the FDA approved OJEMDA and we earned a $9.0 million milestone payment. In May 2024, Day One sold its priority review voucher for $108.0 million and we received a payment of $8.1 million.

We are also eligible to receive mid-single-digit royalties on sales of OJEMDA, and in 2024, we earned $2.7 million in royalties.

MIPLYFFA - LadRx Agreements

In June 2023, we entered into the LadRx AAA pursuant to which we acquired from LadRx all of its rights, title and interests related to arimoclomol (MIPLYFFA) under the Zevra RPA. The purchased rights related to arimoclomol included potential regulatory and commercial milestone payments of up to $52.5 million (net of certain payment obligations of up to $9.5 million based on a portion of the regulatory and commercial milestone payments) and potential royalty payments in low single-digit percentages of aggregate net sales associated with arimoclomol.

We also entered into the LadRx RPA, pursuant to which we acquired the right to receive all of the future royalties, regulatory and commercial milestone payments as well as other related payments due to LadRx from ImmunityBio related to aldoxorubicin under the ImmunityBio License Agreement. The purchased payments related to aldoxorubicin included potential regulatory and commercial milestone payments of up to $342.7 million and royalty payments on aggregate net sales of aldoxorubicin in the low to mid-teens for sales of orphan indications and mid to high-single-digit percentages for sales of other licensed products. In June 2024, the ImmunityBio License Agreement was terminated, and we entered into an amendment to the LadRx RPA. Under the LadRx RPA, as amended, we are eligible to receive potential low single-digit percentage royalty payments on aggregate net sales of aldoxorubicin if LadRx or any of its affiliates commercializes aldoxorubicin. Additionally, the amendment removed the $4.0 million regulatory milestone payment payable to LadRx under the original agreement that had been contingent upon the achievement of a specified regulatory milestone for the product candidate related to aldoxorubicin. If LadRx licenses aldoxorubicin to an applicable third party, we are eligible to receive potential high single-digit percentage royalty payments on aggregate net sales of aldoxorubicin and a portion of any potential future milestone payments.

Upon closing of the LadRx Agreements, we paid LadRx an upfront payment of $5.0 million. In January 2024, Zevra announced the FDA accepted its NDA resubmission for arimoclomol, and pursuant to the LadRx AAA, we paid LadRx a $1.0 million milestone payment. In September 2024, the FDA approved MIPLYFFA for use in combination with miglustat for the treatment of neurological manifestations of Niemann-Pick Disease Type C ("NPC") in adult and pediatric patients two years of age and older. Upon notice of the first commercial sale in November 2024, we paid LadRx an additional $1.0 million milestone payment. We earned a net milestone payment of $2.2 million upon FDA approval of MIPLYFFA, and we are eligible to receive mid-single-digit royalties on sales of MIPLYFFA. In March 2025, we received a cash payment of $0.4 million for sales of MIPLYFFA in the fourth quarter of 2024.

IXINITY - Aptevo Commercial Payment Purchase Agreement

In March 2023, we entered into the Aptevo CPPA, pursuant to which we acquired the full commercial payment stream and a portion of the milestone rights to IXINITY [a coagulation factor IX (recombinant)], which is marketed by Medexus for the control and prevention of bleeding episodes and postoperative management in people with Hemophilia B. We are eligible to receive a mid-single-digit percentage payment stream on all IXINITY sales from January 1, 2023, until the first quarter of 2035 and may receive milestone payments. Under the terms of the Aptevo CPPA, in 2023 we paid Aptevo a $9.6 million upfront payment plus a $50,000 one-time payment when the first commercial payment exceeded $0.5 million.

Pursuant to the Aptevo CPPA, we received commercial payments totaling $1.6 million in 2024 and $1.7 million in 2023.

XACIATO - Daré Royalty Purchase Agreements

In April 2024, we entered into the Daré RPAs pursuant to which we paid $22.0 million in cash to Daré in consideration for (i) 100% of all remaining royalties related to XACIATO not already subject to the royalty-backed financing agreement Daré entered into in December 2023 and net of payments owed by Daré to upstream licensors, which equates to royalties ranging from low to high-single-digits, and of all potential commercial milestones related to XACIATO that are payable to Daré under the Daré Organon License Agreement, (ii) a 4% synthetic royalty on net sales of OVAPRENE and a 2% synthetic royalty on net sales of Sildenafil Cream, which will decrease to 2.5% and 1.25%, respectively, upon us achieving a pre-specified return threshold, and (iii) a portion of Daré's right to a certain milestone payment that may become payable to Daré under the Bayer License Agreement. The Daré RPAs also provide for milestone payments to Daré of $11.0 million for each successive $22.0 million received by us under the Daré RPAs after achievement of a return threshold of $88.0 million.

Receipts pursuant to the Daré RPAs were negligible in 2024.

DSUVIA - Talphera Commercial Payment Purchase Agreement

In January 2024, we acquired an economic interest in DSUVIA (sufentanil sublingual tablet) from Talphera for $8.0 million. DSUVIA was approved in 2018 by the FDA for use in adults in certified medically supervised healthcare settings. In April 2023, Talphera divested DSUVIA to Alora Pharmaceuticals for an upfront payment, a 15% royalty on commercial net sales, a 75% royalty on net sales to the DoD, and up to $116.5 million in milestone payments. Under the terms of the agreement, we are entitled to receive 100% of all royalties and milestones related to DSUVIA sales until we receive $20.0 million. Once we receive $20.0 million, the 75% royalties generated from DoD purchases and the remaining $116.5 million in potential milestone payments due from Alora will be shared equally between us and Talphera. We will fully retain the 15% royalty associated with DSUVIA commercial sales. In November 2024, Alora discontinued commercial sales of DSUVIA. We remain eligible for payments from sales to the DoD.

Pursuant to the Talphera CPPA, we received $0.1 million in commercial payments in 2024.

Based on updates received in November 2024, we evaluated the status of the program for potential credit losses in the fourth quarter of 2024 and determined no payments were probable to be received under the Talphera CPPA as of December 31, 2024. Accordingly, we recorded credit losses on purchased receivables of $7.9 million representing the full remaining carrying value of this transaction.

Acquisitions - Pre-Commercial Programs

Pulmokine Acquisition

In November 2024, we acquired Pulmokine to obtain an economic interest in seralutinib, a Phase 3 asset being studied in pulmonary arterial hypertension (PAH). We acquired all outstanding shares of Pulmokine for a $20.0 million cash payment at closing. In addition, we will pay success-based consideration contingent on future development and commercial performance to Pulmokine stockholders. In 2017, Pulmokine licensed seralutinib to Gossamer Bio, Inc., and in 2024, Gossamer Bio signed a global collaboration and license agreement with Chiesi Farmaceutici S.p.A. Subject to the terms of those agreements, we are eligible to receive net royalties ranging from the low to mid-single-digits on commercial sales and we will retain a portion of milestone payments.

Kinnate Acquisition

In April 2024, we acquired Kinnate through a tender offer for (i) $2.5879 in cash per share of Kinnate common stock, plus (ii) one non-transferable contractual CVR per share of Kinnate common stock. Following the merger, Kinnate continued as our wholly-owned subsidiary.

As part of the Kinnate Merger Agreement, we acquired an IPR&D asset related to KIN-3248, a Fibroblast Growth Factor Receptors inhibitor designed for the treatment of patients with intrahepatic cholangiocarcinoma and urothelial carcinoma as well as certain other solid tumors; the molecule is currently in a Phase 1 clinical study. Additionally, we acquired pre-clinical intangible assets related to IP for the following: (i) KIN-8741, a highly selective c-MET inhibitor with broad mutational coverage, including acquired resistance mutations, in certain solid tumors driven by exon 14-altered and/or amplified c-MET; (ii) KIN-7136, a brain-penetrant MEK inhibitor; and (iii) CDK4, a potential brain-penetrant selective CDK4 inhibitor (collectively, the "Kinnate Pre-Clinical Assets").

Each Kinnate CVR represents the right to receive potential payments pursuant to the terms and subject to the conditions of the Kinnate CVR Agreement. CVR holders are eligible to receive 100% of the net proceeds received within five years of the closing date resulting from the license of exarafenib to Pierre Fabre, which was executed prior to the merger closing date. In addition, they are eligible to receive 85% of net proceeds, if any, from any license or other disposition of any Kinnate Pre-Clinical Asset that occurs within one year of the merger closing date. We expect to finalize licensing the Kinnate Pre-Clinical Assets in the first quarter of 2025. Under the Kinnate CVR Agreement, we are responsible for the collection and disbursement of any proceeds to which Kinnate CVR holders could be entitled to Broadridge, the Kinnate CVR holders' rights agent.

Twist Bioscience Royalty Purchase Agreement

In October 2024, we entered into the Twist RPA. Under the terms of the agreement, we acquired 50% of certain contingent payments (including royalties, milestone payments, sublicense income, and option exercise payments) related to Twist's 60-plus early-stage programs across over 30 partners for a $15.0 million upfront payment. We are eligible to receive up to $0.5 billion in milestone payments and a 50% share of up to low-single-digit royalties on future commercial sales.

Kuros Royalty Purchase Agreement

In July 2021, we entered into the Kuros RPA, pursuant to which we acquired the rights to 100% of the potential future royalties from commercial sales, which are tiered from high-single-digit to low double-digits, and up to $25.5 million in pre-commercial milestone payments associated with an existing license agreement related to Checkmate Pharmaceuticals' vidutolimod (CMP-001), a Toll-like receptor 9 agonist packaged in a virus-like particle, for an upfront payment of $7.0 million. We may pay additional sales-based milestone payments to Kuros of up to $142.5 million, representing a portion of the future royalties on commercial sales.

In May 2022, Regeneron completed its acquisition of Checkmate Pharmaceuticals resulting in a $5.0 million milestone payment to Kuros. Pursuant to the Kuros RPA, we were entitled to 50% of the milestone payment, which we received in July 2022.

Palobiofarma Royalty Purchase Agreement

In September 2019, we entered into the Palo RPA, pursuant to which we acquired the rights to potential royalty payments in low-single-digit percentages of aggregate net sales associated with six product candidates in various clinical development stages, targeting the adenosine pathway with potential applications in solid tumors, non-Hodgkin's lymphoma, asthma/chronic obstructive pulmonary disease, ulcerative colitis, idiopathic pulmonary fibrosis, lung cancer, psoriasis, nonalcoholic steatohepatitis and other indications (the "Palo Licensed Products") that are being developed by Palo. Under the terms of the Palo RPA, we paid Palo an upfront payment of $10.0 million for the rights to potential royalty payments on future potential sales of the Palo Licensed Products.

Agenus Royalty Purchase Agreement

In September 2018, we entered into the Agenus RPA. Based on updates received in July 2024, we evaluated the status of the program for potential credit losses in the third quarter of 2024 and determined no payments were probable to be received under the Agenus RPA as of September 30, 2024. Accordingly, we recorded credit losses on purchased receivables of $14.0 million representing the full remaining carrying value of this transaction.

Aronora Royalty Purchase Agreement

In April 2019, we entered into the Aronora RPA. Based on updates received in April 2024, we evaluated the status of the program for potential credit losses in the second quarter of 2024 and determined no payments were probable to be received under the Aronora RPA as of June 30, 2024. Accordingly, we recorded credit losses on purchased receivables of $9.0 million representing the full remaining carrying value of this transaction.

Selected Legacy Programs Underlying Our Portfolio

The following is a summary of significant licenses and collaboration agreements related to our legacy product candidates and technologies.

Takeda

In November 2006, we entered into the Takeda Collaboration Agreement with Takeda under which we agreed to discover and optimize therapeutic antibodies against multiple targets selected by Takeda.

Under the Takeda Collaboration Agreement, we may receive additional milestone payments of an aggregate of up to $19.0 million relating to TAK-079 (mezagitamab) and a 4% royalty on future sales of all products subject to this license. Our right to milestone payments expires on the later of the receipt of payment from Takeda of the last amount to be paid under the agreement or the cessation by Takeda of all research and development activities with respect to all program antibodies, collaboration targets or collaboration products. Our right to receive royalties expires on the later of 13.5 years from the first commercial sale of each royalty-bearing discovery product or the expiration of the last-to-expire licensed patent (or 12 years from first commercial sale if there is significant generic competition post patent-expiration).

In February 2009, we expanded our existing collaboration to provide Takeda with access to multiple antibody technologies, including a suite of research and development technologies and integrated information and data management systems. We may receive milestones of up to $3.3 million per discovery product candidate and low-single-digit royalties on future sales of all antibody products subject to this license. Our right to milestone payments expires on the later of the receipt of payment from Takeda of the last amount to be paid under the agreement or the cessation by Takeda of all research and development activities with respect to all program antibodies, collaboration targets or collaboration products. Our right to royalties expires on the later of 10 years from the first commercial sale of such royalty-bearing discovery product or the expiration of the last-to-expire licensed patent.

In November 2020, the first patient was dosed in Takeda's Phase 2 study of mezagitamab, and we earned a $2.0 million milestone payment from Takeda. In January 2022, we earned a development milestone of $0.8 million pursuant to the Takeda Collaboration Agreement. We are eligible to receive remaining milestone payments of up to a total of $16.0 million under the Takeda Collaboration Agreement.

Rezolute

In December 2017, we entered into a license agreement with Rezolute pursuant to which we granted an exclusive global license to Rezolute to develop and commercialize RZ358 (previously known as "X358") products for all indications. In addition, we entered into a common stock purchase agreement with Rezolute pursuant to which Rezolute agreed to issue to us, as consideration for receiving the license for RZ358, a certain number of its common stock in connection with any future equity financing activities.

Under the terms of the license agreement, Rezolute is responsible for all development, regulatory, manufacturing and commercialization activities associated with RZ358 and is required to make certain development, regulatory and commercial milestone payments to us of up to an aggregate of $232.0 million based on the achievement of pre-specified criteria. Under the license agreement, we are also eligible to receive royalties ranging from the high-single-digits to the mid-teens based upon annual net sales of any commercial product incorporating RZ358. Rezolute's obligation to pay royalties with respect to a particular RZ358 product and country will continue for the later of the date of expiration of the last valid patent claim covering the product in each country, or 12 years from the date of the first commercial sale of the product in each country. Rezolute's future royalty obligations in the U.S. will be reduced by 20% if the manufacture, use or sale of a licensed product is not covered by a valid patent claim, until such a claim is granted.

Pursuant to the license agreement, we are eligible to receive a low-single-digit royalty on sales of Rezolute's other non-RZ358 products from its current programs, including RZ402 which has completed a Phase 2 clinical study.

Rezolute's obligation to pay royalties with respect to a particular Rezolute product and country will continue until the later of 12 years from the date of the first commercial sale of the product in each country or for so long as Rezolute or its licensee is selling such product in any country, provided that any such licensee royalty will terminate upon the termination of the licensee's obligation to make payments to Rezolute based on sales of such product in each country.

The license agreement contains customary termination rights relating to material breach by either party. Rezolute also has a unilateral right to terminate the license agreement in its entirety on ninety days' notice at any time. To the extent permitted by applicable laws, we have the right to terminate the license agreement if Rezolute challenges the licensed patents.

No consideration was exchanged upon execution of the arrangement. In consideration for receiving the license for RZ358, Rezolute agreed to issue shares of its common stock and pay cash to us upon the occurrence of any future equity financing activities.

The license agreement was subsequently amended in 2018, 2019 and 2020. Pursuant to the terms of the license agreement, as amended, we received a total of $6.0 million upon Rezolute's equity financing activities and $8.5 million in installment payments through October 2020. We also received 161,861 shares of common stock of Rezolute (on an as-adjusted post reverse-split basis).

In January 2022, Rezolute dosed the last patient in its Phase 2b clinical trial for RZ358, which triggered a $2.0 million milestone payment due to us pursuant to the Rezolute License Agreement, as amended.

In December 2023, Rezolute announced it had initiated a Phase 3 clinical study for RZ358 in congenital hyperinsulinism, and in April 2024, we earned a $5.0 million milestone payment for the first patient dosed in this trial.

Janssen

In August 2019, we entered into an agreement with Janssen pursuant to which we granted a non-exclusive license to Janssen to develop and commercialize certain product candidates, including our patents and know-how. Under the agreement, Janssen made a one-time payment of $2.5 million to us. Additionally, for each product candidate, we are entitled to receive milestone payments of up to $3.0 million upon Janssen's achievement of certain clinical development and regulatory approval milestones. Additional milestone payments may be due for product candidates which are the subject of multiple clinical trials. Upon commercialization, we are eligible to receive a 0.75% royalty on net sales of each product. Janssen's obligation to pay royalties with respect to a particular product and country will continue until the eighth-year-and-sixth-month anniversary of the first commercial sale of the product in such country. The agreement will remain in effect unless terminated by mutual written agreement.

In 2023, we earned a total of $1.5 million in milestone payments from Janssen, which included five milestone payments for IND filings and one milestone payment upon dosing of the first patient in a Phase 3 clinical trial evaluating one of Janssen's biologic assets. There were no milestone payments earned pursuant to this agreement in 2024.

Novartis – Anti-CD40 Antibody

In February 2004, we entered into an exclusive, worldwide, multi-product collaboration agreement with Chiron to research, develop and commercialize multiple antibody product candidates for the treatment of cancer, and such agreement was replaced with the Chiron Collaboration Agreement entered into in May 2005. In 2006, Novartis closed its acquisition of Chiron at which time Novartis acquired Chiron's interest in the Chiron Collaboration Agreement, which was subsequently restructured in July 2008 and amended in April 2010, September 2015, and February 2018. The agreement was terminated in January 2025.

Stock Repurchase Program

In January 2024, the Board authorized our first stock repurchase program, which permits us to purchase up to $50.0 million of our common stock through January 2027. Under the program, we have discretion in determining the conditions under which shares may be purchased from time to time, including through transactions in the open market, in privately negotiated transactions, under plans compliant with Rule 10b5-1 under the Exchange Act, or by other means in accordance with applicable laws. The manner, number, price, structure, and timing of the repurchases, if any, will be determined at our sole discretion and repurchases, if any, depend on a variety of factors, including legal requirements, price and economic and market conditions, royalty and milestone acquisition opportunities, and other factors. The repurchase authorization does not obligate us to acquire any particular amount of our common stock. The Board may suspend, modify, or terminate the stock repurchase program at any time without prior notice.

As of December 31, 2024, we had purchased a total of 660 shares of our common stock pursuant to the stock repurchase plan for $13,000.

Competition

The biotechnology and pharmaceutical industries are subject to significant technological change. Some of the drugs our licensees or milestone and royalty partners are developing may compete with existing therapies or other product candidates in development by other companies. Furthermore, academic institutions, government agencies and other public and private organizations conducting research may seek patent protection with respect to potentially competing products or technologies and may establish collaborative arrangements with our licensees' or royalty partners' competitors. There can be no assurance that developments by others, including, without limitation, the development of generics or biosimilars, will not render our licensees' or royalty partners' products or technologies obsolete or uncompetitive.

Additionally, our royalty aggregator model faces competition on at least two fronts. First, there are other companies, funds and other investment vehicles seeking to aggregate royalties or provide alternative financing to development-stage biotechnology and pharmaceutical companies. These competitor companies, funds and other investment vehicles may have a lower target rate of return, a lower cost of capital or access to greater amounts of capital and thereby may be able to successfully acquire assets that we are also targeting for acquisitions. Second, existing or potential competitors to our partners and licensees' products, particularly large pharmaceutical companies, may have greater financial, technical and human resources than our licensees. Accordingly, these competitors may be better equipped to develop, manufacture and market products. Many of these companies also have extensive experience in preclinical studies and human clinical trials, obtaining FDA and other regulatory approvals and manufacturing and marketing pharmaceutical products.

For a discussion of the risks associated with our competitive environment, refer to Part I, Item 1A, "Risk Factors."

Government Regulation and Environmental Matters

The research and development, manufacturing and marketing of pharmaceutical and biological products are subject to regulation by numerous governmental authorities in the U.S. and other countries. We and our partners and licensees, depending on specific activities performed, are subject to these regulations. In the U.S., pharmaceuticals and biological products are subject to regulation by both federal and various state authorities, including the FDA. The Federal Food, Drug and Cosmetic Act and, for biological products, the Public Health Service Act, govern the testing, manufacture, safety, efficacy, purity, potency, labeling, storage, recordkeeping, approval, reporting, tracking and tracing, importing and exporting, and advertising, marketing and promotion of pharmaceutical and biological products, and there are other comparable laws and regulations that apply at the state level. Further, various other state and federal healthcare laws and regulations, including the federal Anti-Kickback Statute, the federal False Claims Act and state and federal data privacy and security laws and regulations, may also apply. There are similar regulations in other countries as well. For both currently marketed products and product candidates in development, failure to comply with applicable regulatory requirements can, among other things, result in delays, the suspension of regulatory approvals, as well as possible civil and criminal sanctions. Development-stage product candidates in our portfolio require approval by the FDA before we will recognize any royalties from sales. In addition, changes in existing regulations could have a material adverse effect on us or our partners.

In the U.S., the EU and other significant or potentially significant markets for our portfolio and product candidates, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services. In the U.S., the volume of drug pricing-related legislation has dramatically increased in recent years. For example, Congress has enacted laws requiring manufacturers to refund the Centers for Medicare & Medicaid Services, or CMS, for certain discarded amounts of drugs from single-use vials beginning in 2023 and eliminating the existing cap on Medicaid rebate amounts beginning in 2024. Also, in August 2022 Congress enacted the Inflation Reduction Act of 2022, which, among other things, requires the Department of Health and Human Services to negotiate Medicare prices for certain drugs, imposes an inflation-based rebate on Medicare Part B and D utilization, restructures the Medicare Part D benefit and increases manufacturer contributions in some or all of the Medicare Part D benefit phases. In addition, many state legislatures are considering, or have already passed into law, legislation that seeks to indirectly or directly regulate pharmaceutical drug pricing, such as requiring manufacturers to publicly report proprietary pricing information, creating review boards for prices to state agencies, and encouraging the use of generic drugs. In both the U.S. and elsewhere, sales of medical products and treatments are dependent, in part, on the availability of coverage and adequate reimbursement from third-party payors, such as government and private insurance plans. Further, many countries outside the U.S., including the EU member states, have established complex and lengthy procedures to obtain price approvals and coverage reimbursement and periodically review their pricing and reimbursement decisions. If any pricing-related regulation impacts products in our portfolio, it would result in lower royalties received by us.

We believe there are no significant compliance issues with laws and regulations that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, that have adversely affected, or are reasonably expected to adversely affect, our business, financial condition and results of operations, and we currently do not anticipate material capital expenditures arising from environmental regulation. We believe climate change could present risks to our business. Some of the potential impacts of climate change to our business include increased operating costs due to additional regulatory requirements and the risk of disruptions to our business. We do not believe these risks are material to our business at this time.

For a discussion of the risks associated with our compliance with government regulations, see Part 1, Item 1A, "Risk Factors."

Intellectual Property

Intellectual property is important to our business and our future income streams will depend in part on our partners and licensees' ability to obtain patents and to operate without infringing on the proprietary rights of others. We hold and have filed applications for a number of patents in the U.S. and internationally to protect our products and technology. We also have obtained or have the right to obtain licenses to, or income streams based on, certain patents and applications filed by others. However, the patent position of biotechnology companies generally is highly uncertain and consistent policy regarding the breadth of allowed claims has not emerged from the actions of the U.S. Patent and Trademark Office with respect to biotechnology patents. Accordingly, no assurance can be given that our, or our partners' or licensees' patents will afford protection against competitors with similar products or that others will not obtain patents claiming aspects similar to those covered by our, or our partners' or licensees' patent applications. Some of our agreements, or those of our partners or licensees, contain "step-down" provisions where the royalty rate is reduced following patent expiration or revocation. Furthermore, there can be no assurance that our royalties will expire when expected. Any reductions in the duration of royalties relative to our estimates may adversely affect our financial condition and results of operations. Below is a list of representative patents and patent applications related to our licensed programs:

Licensee	Program	Representative Patents/Applications	Subject Matter	Expected Last Expiration in Patent Family
Rezolute	Anti-INSR	US 9,944,698 EP 2 480 254 JP 5849050	Insulin receptor-modulating antibodies having the functional properties of RZ358	2030
		US 10,711,067 EP 3 265 491A1	Methods of treating or preventing post-prandial hypoglycemia after gastric bypass surgery using a negative modulator antibody to the insulin receptor	2036
		WO2023225657A2*	RZ358 formulations	2043
Ology Bioservices	Anti-BoNT	US 8,821,879 EP 2 473 191	Coformulations of anti- botulinum neurotoxin antibodies	2030
Various	Phage display libraries	US 8,546,307 EP 2 344 686	XOMA phage display library components	2032
AVEO	Anti-HGF	US 7,649,083**	Human-Engineered anti-HGF antibodies and uses thereof	2028
Alexion	Anti-PTH1R	US 10,519,250 EP 3 490 600A1	Parathyroid Hormone Receptor 1 Antibodies and Uses Thereof	2037
Day One	OJEMDA	US 8,293,752*** US 8,802,657*** US 9,556,177*** US 9,920,048*** EP3231798B1*** EP2167489B1***	Compositions of matter and methods of use of tovorafenib	2031

* Jointly owned with Rezolute, Inc.
** Jointly owned with AVEO Pharmaceuticals, Inc.
*** Jointly owned with Day One Biopharmaceuticals, Inc.

If certain patents issued to others are upheld or if certain patent applications filed by others are issued and upheld, our partners and licensees may require certain licenses from others to develop and commercialize certain potential product candidates incorporating our technology. There can be no assurance that such licenses, if required, will be available on acceptable terms, if at all. If such licenses are obtained, our partners and licensees may be able to deduct some or all of the costs from the royalties they owe to us.

We seek to protect our proprietary information, in part, by confidentiality agreements with our employees, consultants and partners. These parties may breach these agreements, and we may not have adequate remedies for any breach. To the extent that we or our consultants or partners use intellectual property owned by others, we may have disputes with our consultants or partners or other third parties as to the rights in related or resulting know-how and inventions.

Concentration of Risk

Our business model is dependent on third parties achieving specified development milestones and product sales. Our portfolio currently includes partner funded programs from which we could potentially receive royalties or other payments if the programs achieve marketability. A large percentage of the calculated net present value of our portfolio is represented by a limited number of products. The failure of any one of these products to move forward in clinical development or commercialization may have a material adverse effect on our financial condition and results of operations.

Corporate Information

We were incorporated in Delaware in 1981 and redomiciled as a Bermuda-exempted company in December 1998. Effective December 31, 2011, we redomiciled from Bermuda to Delaware and changed our name from XOMA Ltd. to XOMA Corporation. Effective July 10, 2024, the name XOMA Corporation was changed to XOMA Royalty Corporation. References to the "Company" and "XOMA" before December 31, 1998 or after December 31, 2011, refer to XOMA Royalty Corporation, a Delaware corporation; references to the "Company" and "XOMA" between December 31, 1998 and December 31, 2011 refer to XOMA Ltd., a Bermuda company.

Our principal executive offices are located at 2200 Powell Street, Suite 310, Emeryville, California 94608. Our telephone number at our principal executive offices is (510) 204-7200. Our website address is www.xoma.com. The information found on our website is not part of this or any other report filed with or furnished to the SEC.

Employees

We rely on a small number of skilled, experienced, and innovative employees to conduct our operations. As of March 13, 2025, we employed 13 full-time employees who were primarily engaged in executive, business development, legal, finance and administrative positions. We also utilize independent contractors and consultants to supplement our workforce.

Item 1A. RISK FACTORS

In evaluating our business, you should carefully consider the following discussion of material risks, events and uncertainties that make an investment in us speculative or risky in addition to the other information included in this Annual Report. A manifestation of any of the following risks and uncertainties could, in circumstances we may or may not be able to accurately predict, materially and adversely affect our business and operations, growth, reputation, prospects, operating and financial results, financial condition, cash flows, liquidity and stock price. Some of the factors, events and contingencies discussed below may have occurred in the past, but the disclosures below are not representations as to whether or not the factors, events or contingencies have occurred in the past, and instead reflect our beliefs and opinions as to the factors, events, or contingencies that could materially and adversely affect us in the future. The risks and uncertainties described below are not the only ones we face. Our operations could also be affected by factors, events or uncertainties that are not presently known to us or that we currently do not consider to present significant risks to our business. Therefore, you should not consider the following risks to be a complete statement of all the potential risks or uncertainties that we face.

Risks Related to our Royalty Aggregator Strategy

Our acquisitions of potential future royalty and/or milestone payments may not produce anticipated revenues or income and/or may be negatively affected by a default or bankruptcy of the licensor(s) or licensee(s) under the applicable license agreement(s) covering such potential royalties and/or milestones, and if such transactions are secured by collateral, we may be, or may become, under-secured by the collateral or such collateral may lose value and we will not be able to recuperate our capital expenditures associated with the acquisition.

We routinely review opportunities to acquire future royalties, milestone payments and other payments related to drug development and sales as part of our royalty aggregator strategy or to acquire companies that hold royalty assets. Generally, at any time, we seek acquisition opportunities in various stages of active review, including, for example, our engagement of consultants and advisors to analyze particular opportunities, and technical, financial and other confidential information and assist with the submission of indications of interest and involvement as a bidder in competitive auctions. Many potential acquisition targets do not meet our criteria, and for those that do, we may face significant competition for these acquisitions from other royalty buyers and enterprises. These unsuccessful attempts to acquire new royalties could result in significant costs to us, could hurt our reputation and divert management and financial resources. Competition for future asset acquisition opportunities in our markets could increase the price we pay for such assets and could reduce the number of potential acquisition targets. The success of our acquisitions is based on our ability to make accurate assumptions regarding the valuation, probability, timing and amount of potential future royalty and milestone payments, as well as the viability of the underlying technology and intellectual property. The failure of any of these acquisitions to produce anticipated revenues may materially and adversely affect our financial condition and results of operations.

Some of these acquisitions may expose us to credit risk in the event of a default by or bankruptcy of the licensor(s) or licensee(s) that are parties to the applicable license agreement(s) covering the potential milestone and royalty streams being acquired. In addition, recent volatility in the capital markets, including financial institution instability, may limit our licensees or royalty-agreement counterparties' (or their licensees') ability to access additional funding. While we generally try to structure our receipt of potential milestone and royalty payments to minimize the risk associated with such a default or bankruptcy, there can be no assurance that any such default or bankruptcy will not adversely affect our ability to receive future potential royalty and/or milestone payments. To mitigate this risk, on occasion we may obtain a security interest as collateral in such royalty, milestone and other payments. Our credit risk in respect of such counterparty may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount we are due pursuant to the terms of the agreements covering the particular assets. This could occur in circumstances where the original collateral was not sufficient to cover a complete loss (e.g., our interests were only partially secured) or may result from the deterioration in value of the collateral, so that, in either such case, we are unable to recuperate our full capital outlay. Any such losses resulting therefrom could materially and adversely affect our financial condition and results of operations.

As we acquire and invest in companies that hold royalty assets, we may not realize the expected business or financial benefits and the acquisitions could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results and the market value of our common stock.

Additionally, we may not be able to complete or realize the expected business or financial benefits from our potential acquisitions or investments in companies that hold royalty assets, including our acquisitions of Kinnate and Pulmokine. Acquisitions and other similar transactions, arrangements and investments involve numerous risks and could create unforeseen operating difficulties and expenditures, including:

- the possibility that competing offers will be made;

- potential failure to successfully complete the acquisition or transaction in a timely manner, or at all, which may in turn, adversely affect us or our target's business and the price of us or their respective common stock;

- potential failure to achieve the expected benefits on a timely basis or at all;

- our ability to integrate the acquired assets into our business;

- brand or reputational harm associated with our strategic investments or acquired companies;

- challenges converting the acquired company's revenue recognition policies and forecasting the related revenues;

- division of financial and managerial resources from existing operations;

- challenges entering into new markets in which we have little or no experience or where competitors may have stronger market positions;

- difficulties and strain on resources in integrating acquired operations, technologies, assets and personnel;

- regulatory challenges from antitrust or other regulatory authorities that may block, delay or impose conditions (such as divestitures, ownership or operational restrictions or other structural or behavioral remedies) on the completion of transactions or the integration of acquired operations;

- failure to fully assimilate, integrate or retrain acquired employees, which may lead to retention risk with respect to both key acquired employees and our existing key employees or disruption to existing teams;

- inability to generate sufficient revenue or income to offset acquisition or investment costs;

- challenges with the acquired company's customers and partners, including the inability to maintain such relationships and changes to perception of the acquired business as a result of the acquisition;

- potential for acquired products to impact the profitability of existing products;

- unanticipated expenses related to acquired assets or its integration into our business;

- known and potential unknown liabilities associated with the acquired businesses, including due to litigation;

- difficulties in and financial costs of addressing acquired compensation structures inconsistent with our compensation structure;

- additional stock-based compensation issued or assumed in connection with the acquisition, including the impact on stockholder dilution and our results of operations;

- ineffective or inadequate controls, procedures and policies at the acquired company; and

- the tax effects of any such acquisitions including related integration and business operation changes, and assessment of the impact on the realizability of our future tax assets or liabilities.

Any of these risks could harm our business or negatively impact our results of operations. In addition, to facilitate acquisitions or investments, we may seek additional equity or debt financing, which may not be available on terms favorable to us or at all, which may affect our ability to complete subsequent acquisitions or investments, and which may affect the risks of owning our common stock. For example, if we finance acquisitions by issuing equity or convertible or other debt securities or loans, our existing stockholders may be diluted, or we could face constraints related to the terms of, and repayment obligation related to, the incurrence of indebtedness that could affect the market price of our common stock.

We may seek to expand our market opportunity by acquiring securities issued by other companies, including biopharmaceutical companies. The value of these securities may fluctuate and may depreciate. Additionally, in many cases, we will not control the companies in which we acquire securities, and as a result, we may have limited ability to determine management, operational decisions or policies. These transactions may face risks, uncertainties and liabilities that our due diligence may fail to discover, that are not disclosed to us, or that we inadequately assess. In addition, as a result of our activities, we may receive material non-public information about other companies, and we may be delayed or prevented from selling securities of those companies when we would otherwise choose to do so, and such delay or prohibition may result in a loss or reduced gain on such securities.

Many of our potential royalty acquisitions may be associated with product candidates that are in clinical development and have not yet been commercialized. To the extent that such products are not successfully developed and commercialized, our financial condition and results of operations may be negatively impacted. Acquisitions of potential royalties associated with development stage biopharmaceutical product candidates are subject to a number of additional uncertainties.

As part of our royalty aggregator strategy, we may continue to purchase future potential milestone and royalty streams associated with product candidates which are in clinical development and have not yet received marketing approval by any regulatory authority or been commercialized. There can be no assurance that the FDA, the EMA or other regulatory authorities will approve such products or that such products can be brought to market on a timely basis or at all, or that the market will be receptive to such products. To the extent that any such product candidates are not successfully developed and subsequently commercialized, the value of our acquired potential milestone and royalty streams may be negatively affected. The ultimate success of our royalty aggregator strategy depends on our ability to properly identify and acquire high quality products and the ability of the applicable counterparty to innovate, develop and commercialize their products in increasingly competitive and highly regulated markets. Their inability to do so may negatively affect potential royalty and/or milestone payments. In addition, we are dependent, to a large extent, on third parties to enforce certain rights for our benefit, such as prosecution, maintenance and protection of a patent estate, adequate reporting and other protections, and their failure to do so could negatively impact our financial condition and results of operations.

If the FDA, the EMA or other regulatory authority approves a development-stage product candidate that generates our royalty, the labeling, packaging, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. The subsequent discovery of previously unknown problems with the product, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product, and could include withdrawal of the product from the market, which could negatively impact potential royalty and/or milestone payments.

In addition, the developers of these development-stage product candidates may not be able to raise additional capital to continue their discovery, development and commercialization activities, which may cause them to delay, reduce the scope of, or eliminate one or more of their clinical trials or research and development programs, if such programs are continued at all. If other product developers introduce and market products that are more effective, safer, less invasive or less expensive than the relevant products that generate our royalties, or if such developers introduce their products prior to the competing products underlying our royalties, such products may not achieve commercial success and thereby result in reduced royalties or losses.

Further, the developers of such products may not have sales, marketing or distribution capabilities. If no sales, marketing or distribution arrangements can be made on acceptable terms or at all, the affected product may not be able to be successfully commercialized, which may result in a loss for us. Losses from such assets could have a material adverse effect on our business, financial condition and results of operations.

We intend to continue to pursue, and may expand, this strategy of acquiring development-stage product candidates. While we believe that we can reasonably evaluate the likelihood of a development-stage product candidate's achievement of regulatory approval and potential sales, there can be no assurance that our assumptions, estimates, forecasts and expectations will prove correct. We may have limited information concerning the intellectual property or products generating the royalties we are evaluating for acquisition and therefore, there may be material information that relates to such intellectual property products that we do not have. In addition, market data that we obtain may also prove to be incomplete or incorrect. In addition, there can be no assurance that regulatory authorities will approve such development-stage product candidates, that such development-stage product candidates will be brought to market on a timely basis or at all, or that such products will achieve commercial success. Any of these factors could have a material effect on our business, financial condition and results of operations.

Actual or threatened epidemics, pandemics, outbreaks of disease, or other public health crises have in the past, and may in the future, adversely affect us and our licensees or royalty-agreement counterparties or their licensees, which could cause delays or elimination of our receipts of potential milestones and royalties under our licensing or royalty and milestone acquisition arrangements.

Actual or threatened epidemics, pandemics, outbreaks of disease, or other public health crises have in the past and may in the future adversely impact us, our licensees or royalty-agreement counterparties or their licensees, which have in the past and could in the future, cause delays, suspensions or cancellations of their drug development efforts including, without limitation, their clinical trials, which would correspondingly delay, suspend or negate the timing of our potential receipts of milestones and royalties under our out-licensing or royalty acquisition agreements. These disruptions to our licensees or RPA counterparties or their licensees could include, without limitation:

- delays or difficulties in recruiting and enrolling new patients in their clinical trials;

- delays or difficulties in clinical site initiation;

- diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as their clinical trial sites and hospital staff supporting the conduct of their clinical trials;

- interruption of key clinical trial activities, such as clinical trial site monitoring patient dosing and data analysis;

- limitations in employee resources that would otherwise be focused on the conduct of their clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

- interruption in global shipping that may affect the transport of clinical trial supplies and materials;

- potential refusal by the FDA to accept data, including from clinical trials in affected geographies or failure to comply with updated FDA guidance and expectations related to the conduct of clinical trials during pandemics;

- other delays in the development of product candidates underlying our biopharmaceutical assets;

- delays in receiving approval from the FDA, the EMA and other U.S. and foreign federal, state and local regulatory authorities to initiate their planned clinical trials or to market their products; and

- difficulty accessing capital or credit markets on favorable terms, if at all, which could affect our ability to fund our business operations.

Risks Related to our Industry

Biopharmaceutical products are subject to sales risks.

Biopharmaceutical product sales may be lower than expected due to a number of reasons, including pricing pressures, insufficient demand, product competition, failure of clinical trials, lack of market acceptance, including lack of acceptance by healthcare programs or insurance plans, changes in our licensees' or royalty-agreement counterparties' strategic priorities, obsolescence, loss of patent protection, government regulations or other factors, and development-stage product candidates may fail to reach the market. Unexpected side effects, safety or efficacy concerns can arise with respect to a product, leading to product recalls, withdrawals, declining sales or litigation. As a result, payments of our future potential milestones and/or royalties may be reduced or cease. In addition, these potential payments may be delayed, causing our near-term financial performance to be weaker than expected.

Biopharmaceutical products are subject to substantial competition.

The biopharmaceutical industry is a highly competitive and rapidly evolving industry. The length of any product's commercial life cannot be predicted with certainty. There can be no assurance that one or more products on which we are entitled to a potential milestone or royalty will not be rendered obsolete or non-competitive by new or alternate products or improvements made to existing products on which we are not entitled to a potential milestone or royalty, either by the current marketer of such products or by another marketer. Current marketers of products may undertake these development efforts in order to improve their products or to avoid paying our royalty. Adverse competition, obsolescence or governmental and regulatory action or healthcare policy changes could significantly affect the revenues, including royalty-related revenues, of the products which generate our potential milestones and royalties.

Competitive factors affecting the market position and success of each product may include:

- effectiveness;

- safety and side effect profile;

- price, including third-party insurance reimbursement policies;

- timing and introduction of the product;

- effectiveness of marketing and commercialization strategy and execution;

- market acceptance;

- manufacturing, supply and distribution;

- intellectual property protections;

- governmental regulation, including price caps;

- availability of lower-cost generics and/or biosimilars;

- treatment innovations that eliminate or minimize the need for a product; and

- product liability claims.

Biopharmaceutical products that have the potential to generate future milestones and royalties for us may be rendered obsolete or non-competitive by new or alternative products, including generics and/or biosimilars, improvements on existing products, more effective marketing or commercialization, or governmental or regulatory action. In addition, biopharmaceutical companies increasingly devote significant resources to innovate next-generation products and therapies using gene editing and new curative modalities, such as cell and gene therapy, which may cause products on which we have a milestone or royalty rights to become obsolete. These developments could have a material adverse effect on the sales of the biopharmaceutical products that have potential to generate our milestones and royalties, and consequently could materially adversely affect our business, financial condition and results of operations.

We depend on our licensees and royalty-agreement counterparties (and their licensees) for the determination of royalty and milestone payments. While we typically have primary or back-up rights to audit our licensees and royalty-agreement counterparties (and their licensees), our independent auditors may have difficulty determining the correct royalty calculation, we may not be able to detect errors and payment calculations may call for retroactive adjustments. We may have to exercise legal remedies, if available, to resolve any disputes resulting from any such audit.

The royalty, milestone and other payments we may receive are dependent on our licensees and royalty agreement counterparties and their licensees' achievement of regulatory and developmental milestones and product sales. Each licensee's calculation of the royalty payments is subject to and dependent upon the adequacy and accuracy of its sales and accounting functions, and errors may occur from time to time in the calculations made by a licensee and/or a licensee may fail to report the achievement of royalties or milestones in whole or in part. Our license and royalty agreements typically provide us the primary or back-up right to audit the calculations and sales data for the associated royalty payments; however, such audits may occur many months following our recognition of the royalty revenue or income, may require us to adjust our royalty revenues or income in later periods and may require expense on our part. Further, our licensees and royalty-agreement counterparties (and their licensees) may be uncooperative or have insufficient records, which may complicate and delay the audit process.

Although we intend to exercise our royalty audit rights as necessary and to the extent available, we rely in the first instance on our licensees and royalty-agreement counterparties (and their licensees) to accurately report the achievement of milestones and royalty sales and calculate and pay applicable milestones and royalties and, upon exercise of such royalty and other audit rights, we rely on licensees' and royalty-agreement counterparties' (and their licensees') cooperation in performing such audits. In the absence of such cooperation, we may be forced to incur expenses to exercise legal remedies, if available, to enforce our agreements.

The lack of liquidity of our acquisitions of future potential milestones and royalties may adversely affect our business and, if we need to sell any of our acquired assets, we may not be able to do so at a favorable price, if at all. As a result, we may suffer losses.

We generally acquire milestone and royalty rights that have limited secondary resale markets and may be subject to transfer restrictions. The illiquidity of most of our milestone and royalty receivable assets may make it difficult for us to dispose of them at a favorable price if at all and, as a result, we may suffer losses if we are required to dispose of any or all such assets in a forced liquidation or otherwise. In addition, if we liquidate all or a portion of our potential future milestone and/or purchased royalty stream interests more quickly than planned or in connection with a forced liquidation, we may realize significantly less than the value we anticipate or at which we had previously recorded these interests.

Our royalty aggregator strategy may require that we register with the SEC as an "investment company" in accordance with the Investment Company Act of 1940.

The rules and interpretations of the SEC and the courts relating to the definition of "investment company" are very complex. We do not believe we are an "investment company" under applicable SEC rules, and we currently intend to conduct our operations so as not to be considered an "investment company." In particular, on an unconsolidated basis, we believe that less than 40% of our total assets (less any cash items or holdings in U.S. government securities) currently consist of holdings in "investment securities." This conclusion is largely dependent on our analysis that XOMA (US) LLC, our primary subsidiary, is not an investment company in reliance on the exclusion from the definition of an investment company provided in Section 3(c)(5)(A) of the '40 Act, as interpreted by the staff of the SEC in a no-action letter issued to Royalty Pharma plc on August 13, 2010. Nevertheless, we can provide no assurance that the SEC will not take the position that we are required to register under the '40 Act and comply with the '40 Act's registration and reporting requirements, capital structure requirements, affiliate transaction restrictions, conflict of interest rules, requirements for disinterested directors, and other substantive provisions. We intend to continue to monitor our assets and income for compliance under the '40 Act and seek to conduct our business activities in a manner such that we do not fall within its definitions of "investment company" or such that we qualify under one of the exemptions or exclusions provided by the '40 Act and related SEC regulations. However, if we were to be considered an "investment company" and become subject to the restrictions of the '40 Act, those restrictions likely would require significant changes in the way we do business and add significant administrative costs and burdens to our operations. Additionally, we may need to take various actions which we might otherwise not pursue in order to not come within scope of the '40 Act. These actions may include, among others, restructuring the Company and/or modifying our mixture of assets and income or a liquidation of certain of our assets.

Our licensees or royalty-agreement counterparties or their licensees could be subject to natural disasters, public health crises, political crises and other catastrophic events that could hinder or disrupt development efforts.

We depend on our licensees and royalty-agreement counterparties and their licensees to successfully develop and commercialize product candidates for which we may receive milestone, royalty and other payments in the future. Our licensees and royalty-agreement counterparties and their licensees operate research and development efforts in various locations in the U.S. and internationally. If any of their facilities or operations are affected by natural disasters, such as earthquakes, tsunamis, power shortages or outages, floods, monsoons or wild fires; public health crises, such as pandemics and epidemics; geopolitical instability; changes in trade policies, including tariffs or other trade restrictions or the threat of such actions; crises such as terrorism, war, or political instability; labor disputes or strikes; other conflict, including the ongoing conflict in Ukraine, conflict in the Middle East and surrounding areas and rising tensions between China and Taiwan; or other events outside of their control, their research and development efforts could be disrupted, which could result in the delay or discontinuation of development of one or more of the product candidates in which we have rights to future milestone and/or royalty payments which could have a material adverse effect on our business, results of operations and prospects.

In addition, the current U.S. Presidential administration has indicated that it plans to pursue changes to various regulatory policies from prior administrations, some of which have already started to be implemented. As a result, there is uncertainty as to how these and other potential legal and regulatory changes may impact the business of our licensees or royalty-agreement counterparties or their licensees. For example, President Trump has pledged to impose tariffs on pharmaceuticals and other products, some of which have already started to be implemented. These tariffs and retaliatory measures taken by other nations in response may adversely impact the business of our licensees or royalty-agreement counterparties or their licensees.

Because many of the companies with which we do business also are in the biotechnology industry, the volatility of that industry can affect us indirectly as well as directly.

The same factors that affect us directly also can adversely affect us indirectly by affecting the ability of our partners and others with whom we do business to meet their obligations to us and reduce our ability to realize the value of the consideration provided to us by these other companies in connection with their licensing of our products.

Risks Related to our Financial Results and Capital Requirements

We have sustained losses in the past, and we expect to sustain losses in the foreseeable future.

We have incurred significant operating losses and negative cash flows from operations since our inception. We generated net losses of $13.8 million and negative cash flows from operations of $13.7 million for the year ended December 31, 2024, and we had an accumulated deficit of $1.2 billion as of December 31, 2024. We do not know whether we will ever achieve sustained profitability or whether cash flow from future operations will be sufficient to meet our needs.

To date, we have financed our operations primarily through the sale of equity securities and debt and royalty interests, and payments received under our collaboration and licensing arrangements. The size of our future net losses depends, in part, on the rate of our future expenditures and our and our partners' ability to generate revenues. If our partners' product candidates are not successfully developed or commercialized, or if revenues are insufficient following regulatory approval, we may not achieve profitability and our business may fail. Our ability to achieve profitability is dependent in large part on the success of our and our partners' ability to license product candidates, and the success of our partners' development programs, both of which are uncertain. Our success is also dependent on our partners' obtaining regulatory approval to market product candidates which may not materialize or prove to be successful.

Unstable market and macroeconomic conditions, including adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults or non-performance by financial institutions or transactional counterparties, may have adverse consequences on our business, financial condition and stock price.

The global credit and financial markets have experienced and may continue to experience volatility, including as a result of market and macroeconomic conditions, international disputes, significant natural disasters (including as a result of climate change), changes in trade policies, including tariffs or other trade restrictions or the threat of such actions, changes to fiscal and monetary policy or government budget dynamics (particularly in the pharmaceutical and biotechnology industries), tighter credit, high interest rates, and economic inflation, which may impact liquidity and credit availability, consumer confidence, economic growth or recession, high inflation, uncertainty about economic stability and unemployment rates. The financial markets and the global economy may also be adversely affected by the current or anticipated impact of geopolitical instability, including military conflict, acts of terrorism or other geopolitical events. Sanctions imposed by the U.S. and other countries in response to such conflicts, including the one in Ukraine and the Middle East, may also continue to adversely impact the financial markets and the global economy, and any economic countermeasures by the affected countries or others could heighten market and economic instability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our royalty aggregator strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. Failure to secure any necessary financing in a timely manner could have a material adverse effect on our growth strategy, financial performance and stock price.

In addition, actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, in March 2023, Silicon Valley Bank, Signature Bank and Silvergate Capital Corp. were each swept into receivership.

Although we assess our banking relationships as we believe necessary or appropriate, our access to funding sources in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have arrangements directly, or the financial services industry or economy in general. These factors could involve financial institutions or financial services industry companies with which we have financial or business relationships but could also include factors involving financial markets or the financial services industry generally. Our cash held in non-interest-bearing and interest-bearing accounts exceeds the FDIC insurance limits. If such banking institutions were to fail, we could lose all or a portion of those amounts held in excess of such insurance limitations. For example, while the FDIC announced after it took control of Silicon Valley Bank on March 10, 2023 that account holders would be made whole, the FDIC may not make all account holders whole in the event of future bank failures. In addition, even if account holders are ultimately made whole with respect to a future bank failure, account holders' access to their accounts and assets held in their accounts may be substantially delayed. Any material loss that we may experience in the future or inability for a material time period to access our cash and cash equivalents could have an adverse effect on our ability to pay our operational expenses or make other payments, which could adversely affect our business.

Our royalty aggregator strategy may require us to raise additional funds to acquire milestone and royalty interests; we cannot be certain that funds will be available or available at an acceptable cost of capital, and if they are not available, we may be unsuccessful in acquiring milestone and royalty interests to sustain the business in the future.

We may need to commit substantial additional funds to continue our business, and we may not be able to obtain sufficient funds on acceptable terms, if at all. If the current equity and credit markets deteriorate, it may make any additional debt or equity financing more difficult and more costly. Any additional debt financing or additional equity that we raise may contain terms that are not favorable to us and/or result in dilution to our stockholders, including pursuant to our 2018 Common Stock ATM Agreement, as amended, and to our 2021 Series B Preferred Stock ATM Agreement. If we raise additional funds through licensing arrangements with third parties, we may be required to relinquish some rights to our technologies or our product candidates, grant licenses on terms that are not favorable to us or enter into a license arrangement for a product candidate at an earlier stage of development or for a lesser amount than we might otherwise choose. If we raise additional funds through borrowings, we have in the past and may in the future repay the principal and interest of the loan from certain of our royalty payments and/or use our royalties as collateral for such borrowings. For example, on December 15, 2023, we, through XRL, a newly formed, wholly-owned subsidiary, entered into a non-dilutive, non-recourse, royalty-backed loan for up to $140.0 million of capital with certain funds managed by the credit platform of Blue Owl Capital Inc. In the event of a default under such secured borrowings, one or more of our creditors or their assignees could obtain control of certain of our royalties and, in the event of a distressed sale, these creditors could dispose of these royalties for significantly less value than we could realize for them.

If adequate funds are not available on a timely basis, we may:

- reduce or eliminate royalty aggregation efforts;

- further reduce our capital or operating expenditures;

- curtail our spending on protecting our intellectual property; or

- take other actions which may adversely affect our financial condition or results of operations.

Changes in the potential royalty acquisition market, including its structure, participants, growth rate, level of competition or financing methods, or a reduction in the growth of the biopharmaceutical industry, could lead to diminished opportunities for us to acquire potential milestones and royalties, fewer potential milestones and royalties (or potential milestones or royalties of significant scale) being available, or increased competition for potential royalties. Even if we continue to acquire potential royalties and they become actual royalties, they may not generate a meaningful return for a period of several years, if at all, due to the price we pay for such royalties or other factors, such as the underlying products, or intellectual property, other competitive products, market conditions, or the structure of the transaction. As a result, we may not be able to continue to acquire potential milestones and royalties as we have in the past, or at all.

We have an obligation to pay quarterly dividends to holders of our Series A Preferred Stock and Series B Preferred Stock, which we expect to be an on-going expenditure for us and may limit our ability to borrow additional funds.

Holders of our Series A Preferred Stock are entitled to receive, when and as declared by our Board, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.625% of the $25.00 liquidation preference per year (equivalent to $2.15625 per year). Dividends on the Series A Preferred Stock accumulate and are cumulative from, and including, the date of original issuance by us of the Series A Preferred Stock. Dividends are payable in arrears on or about the 15th day of January, April, July and October. In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of shares of Series A Preferred Stock are entitled to be paid out of our assets legally available for distribution to our stockholders a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends up to the date of payment (whether or not declared), before any distribution or payment may be made to holders of shares of common stock or any other class or series of our equity stock ranking, as to liquidation rights, junior to the Series A Preferred Stock. As of December 31, 2024, shares of Series A Preferred Stock were redeemable at our option, in whole or in part, at redemption prices ranging from $25.25 per share to $25.00 per share, plus any accrued and unpaid dividends, depending on the date of redemption.

Holders of depositary shares representing interests in our Series B Preferred Stock are entitled to receive, when and as declared by our Board, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.375% of the $25,000 liquidation preference per share of Series B Preferred Stock ($25.00 per depositary share) per year (equivalent to $2,093.75 per year per share of Series B Preferred Stock or $2.09375 per year per depositary share). Dividends on the Series B Preferred Stock accumulate and are cumulative from, and including, the date of original issuance by us of the Series B Preferred Stock. Dividends are payable in arrears on or about the 15th day of January, April, July and October. As of December 31, 2024, shares of Series B Preferred Stock were redeemable at our option, in whole or in part, at redemption prices ranging from $25,500.00 per share ($25.50 per depositary share) to $25,000.00 per share ($25.00 per depositary share), plus any accrued and unpaid dividends, depending on the date of redemption.

The payment of cash dividends and share repurchases is subject to limitations under applicable laws and the discretion of our Board after considering current conditions, including earnings, other operating results and capital requirements. Decreases in asset values or increases in liabilities can reduce net earnings and stockholders' equity. A deficit in stockholders' equity could limit our ability to pay dividends and make share repurchases under Delaware law. On the other hand, our continued obligation to pay dividends to the holders of our Series A Preferred Stock and depositary shares representing interests in Series B Preferred Stock could restrict us from additional borrowings or make them more costly.

The holders of preferred stock have rights that are senior to those of our common stockholders.

As of December 31, 2024, we had 984,000 shares of Series A Preferred Stock issued and outstanding with a liquidation preference of $25.00 per share, plus an amount equal to any accumulated and unpaid dividends up to the date of payment (whether or not declared). Additionally, as of December 31, 2024, we had 1,600,000 depositary shares issued and outstanding, each representing a 1/1000th fractional interest in a share of our Series B Preferred Stock with a liquidation preference of $25,000 per share of Series B Preferred Stock ($25.00 per depositary share), plus an amount equal to any accumulated and unpaid dividends up to the date of payment (whether or not declared). Our preferred stock is senior to our shares of common stock in right of payment of dividends and other distributions. In the event of our bankruptcy, dissolution or liquidation, the holders of our preferred stock must be satisfied before any distributions can be made to our common stockholders.

Information available to us about the intellectual property or biopharmaceutical products underlying the potential royalties we buy may be limited and therefore our ability to analyze each product and its potential future cash flow may be similarly limited.

We may have limited information concerning the intellectual property or products generating the future potential milestones and royalties we are evaluating for acquisition. The information we have regarding intellectual property or products underlying a potential milestone or royalty may be limited to the information that is available in the public domain. Therefore, there may be material information that relates to such intellectual property or products that we would like to know but do not have and may not be able to obtain. For example, we do not always know the results of studies conducted by sponsors of the products or others or the nature or number of any complaints from doctors or users of such products or the nature or number of adverse effects of such products. In addition, the market data that we obtain independently may also prove to be incomplete or incorrect. Due to these and other factors, the actual cash flow from a potential royalty may be significantly lower than our estimates.

Our future income is dependent upon numerous potential milestone and royalty-specific assumptions and, if these assumptions prove to be inaccurate, we may not achieve our expected rates of returns.

Our business model is based on multiple-year internal and external forecasts regarding potential product sales and numerous product-specific assumptions in connection with each potential milestone and royalty acquisition, including in circumstances where we have limited information regarding the product. There can be no assurance that the assumptions underlying our financial models, including those regarding potential product sales or competition, patent expirations, exclusivity terms or license terms or terminations for the products underlying our portfolio, are accurate. These assumptions involve a significant element of subjective judgment and may be and in the past have been adversely affected by post-acquisition changes in market conditions and other factors affecting the underlying product, such as uncertainties around the patent estate and the terms of the license agreement, as well as the development, labeling, regulatory approval, commercialization, manufacturing and supply of product candidates. Our assumptions regarding the financial stability or operational or marketing capabilities of the partner obligated to pay us potential royalties may also prove to be incorrect. Due to these and other factors, the assets in our current portfolio or future assets may not generate our projected returns or in the time periods we expect. This could negatively impact our business, financial condition, or results of operations for a given period.

Reductions or declines in income from potential milestones and royalties, or significant reductions in potential milestone or royalty payments compared to expectations, or impairments in the value of potential milestones and royalties acquired, could have a material adverse effect on our financial condition and results of operations.

The amount and duration of a royalty varies on a country-by-country basis and depends on a number of factors, such as payments to third party licensors, whether the product is sold singly or in combination, patent expiration dates, regulatory exclusivity, years from first commercial sale of the applicable product candidate, the entry of competing generic or biosimilar products, or other terms set out in the contracts governing the royalty. It is common for royalty durations to expire earlier or later than anticipated due to unforeseen positive or negative developments over time, including with respect to the granting of patents and patent term extensions, the invalidation of patents, claims of patent misuse, litigation between the party controlling the patents and third party challengers of the patents, the ability of third parties to design around or circumvent valid patents, the granting of regulatory exclusivity periods or extensions, timing of the arrival of generic or biosimilar competitor products, changes to legal or regulatory regimes affecting intellectual property rights or the regulation of pharmaceutical products, product life cycles, and industry consolidations. If an unexpected reduction in a royalty amount or shortening of a potential royalty term were to occur, it could result in a reduction in potential income from milestones and royalties, a significant reduction in potential milestones and royalty payments compared to expectations, or a permanent impairment of such potential milestones and royalty payments.

A large percentage of the calculated net present value of our portfolio is represented by a limited number of products. The failure of any one of these products to move forward in clinical development or commercialization may have a material adverse effect on our financial condition and results of operations.

Our asset portfolio is not fully diversified by product, therapeutic area, geographic region or other criteria. Any significant deterioration in the amount or likelihood of receipt of potential cash flows from the top products in our asset portfolio could have a material adverse effect on our business, financial condition and results of operations. For example, after a series of discontinued studies of iscalimab since September 2021, we and Novartis terminated the iscalimab license agreement. Further in July 2023, Novartis announced that it would discontinue its Phase 3 trial investigating NIS793 in first-line metastatic pancreatic ductal adenocarcinoma and in August 2023, Novartis communicated to us that it would discontinue development activities related to NIS793 and would cease enrolling patients in the remaining active clinical studies. This, and any future deterioration in cash flows from the top products in our asset portfolio, could adversely affect our business and financial conditions.

In addition, should the payor of any future potential milestones or royalties decline to pay such potential milestones and royalties for any reason, such failure may result in a material adverse effect on our financial condition and results of operations.

The royalties that we acquire may fall outside the biopharmaceutical industry, and any such assets, and the cash flows therefrom, may not resemble the assets in our current portfolio.

We have discretion as to the types of assets that we may acquire. While we expect to acquire assets that primarily fall within the biopharmaceutical industry, we are not obligated to do so and may acquire other types of assets that are peripheral to or outside of the biopharmaceutical industry. Consequently, our asset acquisitions in the future, and the cash flows from such assets, may not resemble those of the assets in our current portfolio. There can be no assurance that assets acquired in the future will have returns or risk profiles similar to the returns or risk profiles expected of the assets in our current portfolio or be profitable at all.

Risks Related to Our Milestone and Royalty Streams

We may not be able to successfully identify and acquire potential milestone and royalty streams on other products, product candidates, programs, or other companies to grow and diversify our business, and, even if we are able to do so, we may not be able to successfully manage the risks associated with integrating any such products, product candidates, programs or companies into our business or we may otherwise fail to realize the anticipated benefits of these acquisitions.

To grow and diversify our business, we plan to continue our business development efforts to identify and seek to acquire potential milestone and royalty streams or companies and/or to in-license rights to potential products, product candidates, and programs. Future growth through acquisition or in-licensing will depend upon the availability of suitable products, product candidates, programs or companies for acquisition or in-licensing on acceptable prices, terms and conditions. Even if appropriate opportunities are available, we may not be able to acquire rights to them on acceptable terms, or at all. The competition to acquire or in-license rights to promising products, product candidates, programs and companies is fierce, and many of our competitors are large, multinational pharmaceutical and biotechnology companies with considerably more financial, development and commercialization resources, personnel, and experience than we have. In order to compete successfully in the current business climate, we may have to pay higher prices for assets than may have been paid historically, which may make it more difficult for us to realize an adequate return on any acquisition.

Even if we are able to successfully identify and acquire or in-license new products, product candidates, programs or companies, we may not be able to successfully manage the risks associated with integrating any products, product candidates, programs or companies into our business or the risks arising from anticipated and unanticipated problems in connection with such acquisition or in-licensing. Further, while we seek to mitigate risks and liabilities of potential acquisitions through, among other things, due diligence, indemnification and risk allocation, there may be risks and liabilities that such due diligence efforts fail to discover, that are not disclosed to us, or that we inadequately assess or are otherwise unable to mitigate or prevent. Any failure in identifying and managing these risks and uncertainties could have a material adverse effect on our business. In any event, we may not be able to realize the anticipated benefits of any acquisition or in-licensing for a variety of reasons, including the possibility that a product candidate fails to advance to clinical development, proves not to be safe or effective in clinical trials, or that a product fails to reach its forecasted commercial potential or that the integration of a product, product candidate, program or company gives rise to unforeseen difficulties and expenditures. Any failure in identifying and managing these risks and uncertainties could have a material adverse effect on our business.

If our potential royalty providers' therapeutic product candidates do not receive regulatory approval, our potential royalty providers will be unable to market them.

Our potential royalty providers' product candidates cannot be manufactured and marketed in the U.S. or any other country without required regulatory approvals. The U.S. government and governments of other countries extensively regulate many aspects of our partners' product candidates, including:

- clinical development and testing;

- manufacturing;

- labeling;

- storage;

- record keeping;

- promotion and marketing; and

- importing and exporting.

In the U.S., the FDA regulates pharmaceutical products under the FDCA and other laws, including, in the case of biologics, the Public Health Service Act.

Initiation of clinical trials requires approval by health authorities. Clinical trials involve the administration of the investigational new drug to healthy volunteers or to patients under the supervision of a qualified principal investigator. Clinical trials must be conducted in accordance with the requirements of the FDA and International Conference on Harmonization Good Clinical Practices and the European Clinical Trials Directive, as applicable, under protocols that detail the objectives of the study, the parameters to be used to monitor safety and the efficacy criteria to be evaluated. Other national, foreign and local regulations also may apply. The developer of the drug must provide information relating to the characterization and controls of the product before administration to the patients participating in the clinical trials. This may require developing authorized assays of the product to test before administration to the patient and during the conduct of the trial. In addition, developers of pharmaceutical products must provide periodic data regarding clinical trials to the FDA and other health authorities, and these health authorities may issue a clinical hold upon a trial if they do not believe, or cannot confirm, that the trial can be conducted without unreasonable risk to the trial participants.

The results of the preclinical studies and clinical testing, together with chemistry, manufacturing and controls information, are submitted to the FDA and other health authorities in the form of a NDA for a drug, and in the form of a BLA for a biological product, requesting approval to commence commercial sales. In responding to an NDA or BLA, the FDA or foreign health authorities may grant marketing approvals determining that the product is safe and effective, or in the case of a biologic, safe, pure, and potent, for its intended use, request additional information or further research, or deny the application if they determine the application does not satisfy regulatory approval criteria. Regulatory approval of an NDA, BLA, or supplement is never guaranteed. The approval process can take several years, is extremely expensive and can vary substantially based upon the type, complexity, and novelty of the products involved, as well as the target indications. Our potential royalty providers ultimately may not be able to obtain approval in a timely fashion or at all.

The FDA and foreign health authorities have substantial discretion in the drug and biologics approval processes. Despite the time and expense incurred, failure can occur at any stage, and our potential development partners could encounter problems that cause abandonment of clinical trials or cause them to repeat or perform additional preclinical, clinical or manufacturing-related studies.

Changes in the regulatory approval policy during the development period, changes in, or the enactment of additional regulations or statutes, or changes in regulatory review for a submitted product application may cause delays in the approval or rejection of an application.

The FDA and other regulatory agencies have substantial discretion in both the product approval process and manufacturing facility approval process, and as a result of this discretion and uncertainties about outcomes of testing, we cannot predict at what point, or whether, the FDA or other regulatory agencies will be satisfied with our licensees' submissions or whether the FDA or other regulatory agencies will raise questions that may be material and delay or preclude product approval or manufacturing facility approval. In light of this discretion and the complexities of the scientific, medical and regulatory environment, our or our potential royalty providers' interpretation or understanding of the FDA's or other regulatory agencies' requirements, guidelines or expectations may prove incorrect, which also could delay further or increase the cost of the approval process.

Our potential milestone and royalty providers face uncertain results of clinical trials of product candidates.

Drug development has inherent risk, and our potential milestone and royalty providers are required to demonstrate through adequate and well-controlled clinical trials that product candidates are effective, with a favorable benefit-risk profile for use in their target profiles before they can seek regulatory approvals for commercial use. It is possible our potential royalty providers may never receive regulatory approval for any licensed product candidates. Even if a product candidate receives regulatory approval, the resulting product may not gain market acceptance among physicians, patients, healthcare payors and the medical community.

Our potential milestone and royalty providers' product candidates require significant research and development, extensive preclinical studies and clinical trials and regulatory approval prior to any commercial sales. This process is lengthy and expensive, often taking a number of years. As clinical results frequently are susceptible to varying interpretations that may delay, limit or prevent regulatory approvals, the length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly. As a result, it is uncertain whether:

- our potential milestone and royalty providers' future filings will be delayed;

- our potential milestone and royalty providers' preclinical studies will be successful;

- our potential milestone and royalty providers will be successful in generating viable product candidates;

- we will be successful in finding collaboration and licensing partners to advance our product candidates on our behalf;

- our potential milestone and royalty providers will be able to provide necessary data;

- results of future clinical trials by our potential milestone and royalty providers will justify further development; or

- our potential milestone and royalty providers ultimately will achieve regulatory approval for product candidates in which we have an interest.

The timing of the commencement, continuation and completion of clinical trials by our potential milestone and royalty providers may be subject to significant delays relating to various causes, including failure to complete preclinical testing and earlier-stage clinical trials in a timely manner, inability to engage contract research organizations and other service providers, scheduling conflicts with participating clinicians and clinical institutions, changes in key personnel at clinical institutions, difficulties in identifying and enrolling patients who meet trial eligibility criteria and shortages of available drug supply. In addition, since we and our royalty agreement counterparties license our product candidates to others to fund and conduct clinical trials, we, and they, have limited control over how quickly and efficiently such licensees advance those trials. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the concentration of patients in specialist centers, the eligibility criteria for the trial, the existence of competing clinical trials and the availability of alternative or new treatments. Regardless of the initial size or relative complexity of a clinical trial, the costs of such trial may be higher than expected due to increases in duration or size of the trial, changes in the protocol under which the trial is being conducted, additional or special requirements of one or more of the healthcare centers where the trial is being conducted, or changes in the regulatory requirements applicable to the trial or in the standards or guidelines for approval of the product candidate being tested or for other unforeseen reasons.

In addition, our potential milestone and royalty providers may conduct clinical trials in foreign countries, which may subject them to further delays and expenses as a result of increased drug shipment costs, additional regulatory requirements and the engagement of foreign clinical research organizations, and may expose our potential milestone and royalty providers to risks associated with foreign currency transactions to make contract payments denominated in the foreign currency where the trial is being conducted.

Our potential milestone and royalty providers may seek to obtain orphan drug designation for certain future product candidates, but they may be unable to ultimately obtain such designations or to maintain the benefits associated with orphan drug designation, including market exclusivity, which may cause our milestone or royalty revenue or income, if any, to be reduced.

Some of our potential milestone or royalty providers may obtain orphan drug designation for their product candidates. Under the Orphan Drug Act, the FDA may designate a drug or biological product as an orphan drug if it is intended to treat a rare disease or condition, defined as a patient population of fewer than 200,000 in the U.S., or a patient population greater than 200,000 in the U.S. where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the U.S. Orphan drug designation must be requested before submitting a BLA. In the European Union, the EMA's Committee for Orphan Medicinal Products grants orphan drug designation to promote the development of products that are intended for the diagnosis, prevention, or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union. Additionally, designation is granted for products intended for the diagnosis, prevention, or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the drug in the European Union would be sufficient to justify the necessary investment in developing the drug or biological product or where there is no satisfactory method of diagnosis, prevention, or treatment, or, if such a method exists, the medicine must be of significant benefit to those affected by the condition.

In the U.S., orphan drug designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages, and application fee waivers. After the FDA grants orphan drug designation, the generic identity of the drug and its potential orphan use are disclosed publicly by the FDA.

In addition, if a product receives the first FDA approval for the indication for which it has orphan designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority over the product with orphan exclusivity or where the manufacturer is unable to assure sufficient product quantity for the orphan patient population. Exclusive marketing rights in the U.S. may also be unavailable if our royalty providers seek approval for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective. In the European Union, orphan drug designation entitles a party to financial incentives such as reduction of fees or fee waivers and ten years of market exclusivity following drug or biological product approval. This period may be reduced to six years if the orphan drug designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity.

Even with an orphan drug designation for its current and potential future product candidates, our royalty providers may not be the first to obtain marketing approval for any particular orphan indication due to the uncertainties associated with developing pharmaceutical products. Further, even if a royalty provider obtains orphan drug exclusivity for an existing or future product candidate, that exclusivity may not effectively protect the product from competition because different drugs with different active moieties still can be approved for the same condition even with an orphan drug designation. Even after an orphan drug is approved, the FDA can subsequently approve the same drug with the same active moiety for the same condition if the FDA concludes that the later drug is clinically superior in that it is safer, more effective, or makes a major contribution to patient care. Orphan drug designation neither shortens the development time or regulatory review time of a drug or biologic nor gives the drug or biologic any advantage in the regulatory review or approval process.

The FDA's interpretation of the scope of orphan drug exclusivity may change. The FDA's longstanding interpretation of the Orphan Drug Act is that exclusivity is specific to the orphan indication for which the drug was actually approved. As a result, the scope of exclusivity has been narrow and protected only against competition from the same "use or indication" rather than the broader "disease or condition." In the September 2021 case Catalyst Pharmaceuticals, Inc. v. FDA, a federal circuit court set aside the FDA's narrow interpretation and ruled that orphan drug exclusivity covers the full scope of the orphan-designated disease or condition regardless of whether the drug obtains approval only for a narrower use. The decision concerned amifampridine, a drug used to treat Lambert-Eaton myasthenic syndrome (LEMS). Depending on how the FDA applies the decision beyond this case, it may limit the drugs that can receive exclusivity.

The ability of our potential milestone and royalty providers to obtain and maintain orphan drug designation and the benefits thereof, including orphan drug exclusivity, may materially impact the potential milestones and royalties we receive.

Our royalty providers may pursue Rare Pediatric Disease designations that may entitle them to receive priority review vouchers from the FDA. However, obtaining such designations for any of their product candidates does not guarantee that product will qualify for a priority review voucher upon approval, and may not lead to a faster development or regulatory review process, or increase the likelihood that their product candidates will receive marketing approval. In addition, our royalty providers who receive priority review vouchers may not be successful in transferring them at all or at a favorable price, which could materially affect any royalties or milestone payments to which we may be entitled.

Our royalty providers may pursue designations that may entitle them to receive priority review vouchers from the FDA. Priority review vouchers may also be transferred or sold to other entities. For example, Day One received a Rare Pediatric Disease Priority Review Voucher in connection with the approval of the April 2024 approval of its NDA for OJEMDA. In May 2024, Day One sold its priority review voucher for $108.0 million and we received a payment of $8.1 million.

Under the Rare Pediatric Disease Priority Review Voucher program, upon the approval of a qualifying NDA or BLA for the treatment of a rare pediatric disease, the sponsor of such an application would be eligible for a rare pediatric disease priority review voucher that can be used to obtain priority review for a subsequent BLA or NDA. Under the FDCA, as amended, the FDA incentivizes the development of drugs and biologics intended to treat conditions that meet the definition of a "rare pediatric disease," defined to mean a serious or life-threatening disease in which the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years and the disease affects fewer than 200,000 individuals in the U.S. or affects more than 200,000 in the U.S. and for which there is no reasonable expectation that the cost of developing and making in the U.S. a drug for such disease or condition will be received from sales in the U.S. of such drug. The sponsor of a product candidate for a rare pediatric disease may be eligible for a Priority Review Voucher that can be used to obtain a priority review for a subsequent human drug or biologic application after the date of approval of the rare pediatric disease drug product, which may be redeemed to shorten the review clock for an application from 10 months to 6 months. A sponsor may request a rare pediatric disease designation from the FDA prior to the submission of its NDA or BLA. A rare pediatric disease designation does not guarantee that a sponsor will receive a Rare Pediatric Disease Priority Review Voucher upon approval of its NDA or BLA. Moreover, a sponsor who chooses not to submit a rare pediatric disease designation request may nonetheless receive a Rare Pediatric Disease Priority Review Voucher upon approval of their marketing application if they request such a voucher in their original marketing application and meet all of the eligibility criteria. If a product candidate is designated before December 20, 2024, it is eligible to receive a voucher if it is approved before September 30, 2026. If a Rare Pediatric Disease Priority Review Voucher is received, it may be sold or transferred an unlimited number of times.

If designation or approval are not received within the statutory timelines, the sponsor would not be in a position to obtain a priority review voucher, unless Congress further reauthorizes the program beyond the current sunset date of December 2024 for designation or September 2026 for approval. Additionally, designation of a biological product for a rare pediatric disease does not guarantee that an NDA or BLA will meet the eligibility criteria for a rare pediatric disease priority review voucher at the time the application is approved. Finally, a Rare Pediatric Disease designation does not lead to faster development or regulatory review of the product or increase the likelihood that it will receive marketing approval.

Our royalty and milestone payments may be materially affected if our royalty providers seek, but are unable to obtain, Rare Pediatric Disease Priority Review Vouchers, or seek to, but are unable to, transfer such Vouchers at all or at a favorable price.

Biological products and product candidates of our potential milestone and royalty providers may face competition sooner than anticipated, which may materially impact the potential milestones and royalties we receive.

The ACA includes a subtitle called the Biologics Price Competition and Innovation Act of 2009 ("BPCIA"), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a highly similar or "biosimilar" product may not be submitted to the FDA until four years following the date that the reference product was first approved by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product.

The biological products and, if approved, product candidates of our royalty providers could be considered reference products entitled to 12-year exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider a product candidate to be a reference product for competing products, potentially creating the opportunity for competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing. Any of these events may materially impact the potential milestones and royalties we receive.

If the FDA approves generic versions of any of the products or product candidates of our potential milestone or royalty providers that receive marketing approval under NDAs, or does not grant their product candidates appropriate periods of data or market exclusivity before approving generic versions of our product candidates, the sales of their product candidates could be adversely affected, which may materially affect the potential milestones and royalties we receive.

Once an NDA is approved, the drug covered thereby becomes a "reference-listed drug" in the FDA's publication, "Approved Drug Products with Therapeutic Equivalence Evaluations." Manufacturers may seek marketing approval of generic versions of reference-listed drugs through submission of abbreviated new drug applications ("ANDAs") in the U.S. In support of an ANDA, a generic manufacturer need not conduct clinical trials demonstrating safety and efficacy. Rather, the applicant generally must show that its drug is pharmaceutically equivalent to the reference listed drug, in that it has the same active ingredient(s), dosage form, strength, route of administration and conditions of use or labeling as the reference-listed drug, and that the generic version is bioequivalent to the reference-listed drug, meaning it is absorbed in the body at the same rate and to the same extent. Generic drugs may be significantly less costly to bring to market than the reference-listed drug and companies that produce generic drugs are generally able to offer them at lower prices. Thus, following the introduction of a generic drug, a significant percentage of the sales of any branded product or reference-listed drug is typically lost to the generic drug.

The FDA may not approve an ANDA for a generic drug until any applicable period of non-patent exclusivity for the reference-listed drug has expired. The FDCA provides a period of five years of non-patent exclusivity for a new drug containing a new chemical entity, or NCE. During the exclusivity period, the FDA may not accept for review an ANDA or a 505(b)(2) NDA submitted by another company for another version of such product candidate where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement. The FDCA also provides three years of marketing exclusivity for an NDA, 505(b)(2) NDA or supplement to an approved NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, for new indications, dosages or strengths of an existing product candidate. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for product candidates containing the original active agent for other conditions of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the nonclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness. Manufacturers may seek to launch these generic drugs following the expiration of the marketing exclusivity period, even if our potential milestone or royalty providers still have patent protection for our drug competition, and their products may therefore face from generic versions of their products and, if approved, their product candidates. This could materially and adversely impact their future revenue, profitability and cash flows and substantially limit their ability to obtain a return on the investments we have made in those products and, if approved, product candidates. Their future revenues, profitability and cash flows could also be materially and adversely affected and our ability to obtain a return on their investments in those product candidates may be substantially limited if their products are not afforded the appropriate periods of non-patent exclusivity. Any of these events may materially impact the potential milestones and royalties we receive.

New products and technologies of other companies may render some or all of our potential milestone and royalty providers' product candidates noncompetitive or obsolete.

New developments by others may render our potential milestone and royalty providers' product candidates or technologies obsolete or uncompetitive. Technologies developed and utilized by the biotechnology and pharmaceutical industries are changing and evolving. Competition in antibody-based technologies is intense and is expected to increase in the future as a number of established biotechnology firms and large chemical and pharmaceutical companies advance in these fields. In addition, biopharmaceutical companies increasingly devote significant resources to innovate next-generation products and therapies using gene editing and new curative modalities, such as cell and gene therapy, which may cause products on which we have a milestone or royalty rights to become obsolete. Many of these competitors may be able to develop products and processes competitive with or superior to our potential milestone and royalty providers for many reasons, including that they may have:

- significantly greater financial resources;

- larger research and development staff;

- entered into arrangements with, or acquired, biotechnology companies to enhance their capabilities; or

- extensive experience in preclinical testing and human clinical trials.

These and other factors may enable others to develop products and processes competitive with or superior to our own or those of our potential milestone and royalty providers. In addition, a significant amount of research in biotechnology is being carried out in universities and other non-profit research organizations. These entities are becoming increasingly interested in the commercial value of their work and may become more aggressive in seeking patent protection and licensing arrangements. Furthermore, many companies and universities tend not to announce or disclose important discoveries or development programs until their patent position is secure or, for other reasons, later. As a result, we and our potential milestone and royalty providers may not be able to track development of competitive products, particularly at the early stages.

Positive developments in connection with a potentially competing product may have an adverse impact on our future potential for receiving revenue derived from development milestones and royalties. For example, if another product is perceived to have a competitive advantage, or another product's failure is perceived to increase the likelihood that our licensed product will fail, our potential milestone and royalty providers may halt development of product candidates in which we have an interest.

Our potential royalty providers may be unable to price our products effectively or obtain coverage and adequate reimbursement for sales of our products, which would prevent our potential royalty providers' products from becoming profitable and negatively affect the royalties we may receive.

If our current or potential royalty providers succeed in bringing product candidates to the market, they may not be considered cost effective, and reimbursement to the patient may not be available or may not be sufficient to allow our potential royalty providers to sell the products on a competitive basis. In both the U.S. and elsewhere, sales of medical products and treatments are dependent, in part, on the availability of coverage and adequate reimbursement from third-party payors, such as government and private insurance plans. Significant uncertainty exists as to the coverage and reimbursement status of any products for which our potential royalty providers may obtain regulatory approval. Even if coverage is available, the associated reimbursement rate may not be adequate for our potential royalty providers to cover related marketing costs. Additionally, coverage and reimbursement policies for pharmaceutical products can differ significantly from payor to payor as there is no uniform policy of coverage and reimbursement for pharmaceutical products among third-party payors in the U.S. Therefore, the process of obtaining coverage and reimbursement is often time-consuming and costly. Thus, even if our partners' product candidates are approved by the FDA, our royalty partners may not be able to price the products effectively or obtain coverage and adequate reimbursement for their products, which could adversely affect the royalties we receive.

Third-party payors are increasingly challenging the prices charged for pharmaceutical products and services. Our business is affected by the efforts of government and third-party payors to contain or reduce the cost of healthcare through various means. In the U.S., there have been, and we expect, will continue to be a number of federal and state proposals to implement government controls on pricing.

In addition, the emphasis on managed care in the U.S. has increased and, we expect to continue to increase the pressure on the pricing of pharmaceutical products. We cannot predict whether any legislative or regulatory proposals will be adopted or the effect these proposals or managed care efforts may have on our or our potential milestone and royalty providers' businesses.

We do not know whether there will be, or will continue to be, a viable market for the product candidates in which we have an ownership or royalty interest.

Even if product candidates in which we have an interest receive approval in the future, they may not be accepted in the marketplace. In addition, our potential royalty providers may experience difficulties in launching new products, many of which are novel and based on technologies that are unfamiliar to the healthcare community. Our potential royalty providers may not have sales, marketing or distribution capabilities or may not be able to develop these capabilities in an effective manner, or at all. We have no assurance healthcare providers and patients will accept such products, if developed. Similarly, physicians may not accept a product if they believe other products to be more effective or more cost effective or are more comfortable prescribing other products.

Furthermore, government agencies, as well as private organizations involved in healthcare, from time to time publish guidelines or recommendations to healthcare providers and patients. Such guidelines or recommendations can be very influential and may adversely affect product usage directly (for example, by recommending a decreased dosage of a product in conjunction with a concomitant therapy) or indirectly (for example, by recommending a competitive product over a product in which we have an ownership or royalty interest). Consequently, we do not know if physicians or patients will adopt or use products in which we have an ownership or royalty interest for their approved indications.

Even approved and marketed products are subject to risks relating to changes in the market for such products. Introduction or increased availability of generic or biosimilar versions of products can alter the market acceptance of branded products. In addition, unforeseen safety issues may arise at any time, regardless of the length of time a product has been on the market which may lead to litigation, increased costs and delays or removal of the product from the market.

Product liability claims may diminish the returns on biopharmaceutical products.

The developer, manufacturer or marketer of a product could become subject to product liability claims. A product liability claim, regardless of its merits, could adversely affect the sales of the product and the amount of any related royalty payments, and consequently, could adversely affect the ability of a payor to make payments with respect to a royalty.

Although we believe we should not bear responsibility in the event of a product liability claim against the developer, manufacturer, marketer or other seller of a product that generates our royalty, such claims could adversely affect our business, financial condition and results of operations due to the lower than expected cash flows from the royalty.

If we and our potential royalty providers are unable to protect our or their intellectual property, in particular patent protection for principal products, product candidates and processes in which we have an ownership or royalty interest, or fail to prevent the use of the covered subject matter by third parties, our potential royalty providers' ability to compete in the market will be harmed, and we may not realize our profit potential.

We and our potential royalty providers rely on patent protection, as well as a combination of copyright, trade secret, and trademark laws to protect our proprietary technology and deter others from duplicating our or their products or product candidates. However, these means may afford only limited protection and may not:

- prevent our competitors from duplicating our products and those of our potential royalty providers;

- prevent our competitors from using technologies or solutions similar to those incorporated into our products or product candidates, or those of our potential royalty providers in jurisdictions where we have not obtained patent protection and, further, exporting infringing products to territories where we have patent protection but where our enforcement efforts may be inadequate and protection in general of patented technology may be less robust than it is in the U.S.;

- prevent our competitors from gaining access to our proprietary information and technology and that of our potential royalty providers; or

- permit us or our potential royalty providers to gain or maintain a competitive advantage.

Because of the length of time and the expense associated with bringing new products to the marketplace, we and our potential royalty providers hold and are in the process of applying for a number of patents in the U.S. and abroad to protect product candidates and important processes and also have obtained or have the right to obtain exclusive licenses to certain patents and applications filed by others. However, the mere issuance of a patent is not conclusive as to its validity or its enforceability.

The U.S. Federal Courts, the U.S. Patent & Trademark Office or equivalent national courts or patent offices elsewhere may invalidate our patents or the patents of our royalty providers or find them unenforceable. The America Invents Act introduced post-grant review procedures subjecting U.S. patents to post-grant review procedures similar to European oppositions. U.S. patents owned or licensed by us or our licensees may therefore be subject to post-grant review procedures, as well as other forms of review and re-examination. A decision in such proceedings adverse to our interests could result in the loss of valuable patent rights, which would have a material adverse effect on our business. In addition, the laws of foreign countries may not protect our intellectual property rights effectively or to the same extent as the laws of the U.S.

If our, and our potential royalty providers intellectual property rights are not protected adequately, our potential royalty providers or our licensees may not be able to commercialize technologies or products in which we have an ownership or royalty interest, and their competitors could commercialize such technologies or products, which could result in a decrease in our potential royalty providers' or our licensees' sales and market share that would harm our business and operating results. Specifically, the patent position of biotechnology companies generally is highly uncertain and involves complex legal and factual questions. The legal standards governing the validity of biotechnology patents are in transition, and current defenses as to issued biotechnology patents may not be adequate or available in the future. Accordingly, there is uncertainty as to:

- whether any pending or future patent applications held by us or our potential royalty providers will result in an issued patent, or whether issued patents will provide meaningful protection against competitors or competitive technologies;

- whether competitors will be able to design around our or our potential royalty providers' patents or develop and obtain patent protection for technologies, designs or methods that are more effective than those covered by our or our potential royalty providers' patents and patent applications; or

- the extent to which our or our potential royalty providers' product candidates could infringe on the intellectual property rights of others, which may lead to costly litigation, result in the payment of substantial damages or royalties, reduce the royalty rate due to us, and prevent our potential royalty providers from using our technology or product candidates.

If certain patents issued to others are upheld or if certain patent applications filed by others are issued and upheld, our potential royalty providers may require licenses from others to develop and commercialize certain potential products in which we have an ownership or royalty interest. These licenses, if required, may not be available on acceptable terms, or may trigger contractual royalty offset clauses in our license agreements, or those of our royalty-agreement counterparties. We may become involved in litigation to determine the proprietary rights of others, and any such litigation will presumably be costly, time consuming, may not be adequately covered by insurance and may have other adverse effects on our business, such as inhibiting our potential royalty providers' ability to compete in the marketplace and absorbing significant management time.

Due to the uncertainties regarding biotechnology patents, we also have relied and will continue to rely upon trade secrets, know-how and continuing technological advancement to develop and maintain our competitive position. Our employees and contractors are typically required to sign confidentiality agreements under which they agree not to use or disclose any of our proprietary information. Research and development contracts and relationships between us and our scientific consultants and potential licensees provide access to aspects of our know-how that are protected generally under confidentiality agreements. These confidentiality agreements may be breached or may not be enforced by a court. To the extent proprietary information is divulged to competitors or to the public generally, such disclosure may adversely affect our licensees' ability to develop or commercialize our products by giving others a competitive advantage or by undermining our patent position.

In addition, periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and or applications will be due to the U.S. and various foreign patent offices at various points over the lifetime of our and our licensees' patents and/or applications. We have systems in place to remind us to pay these fees, and we rely on our outside patent annuity service to pay these fees when due. Additionally, the U.S. and various foreign patent offices require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If such an event were to occur, it could have a material adverse effect on our business.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain foreign countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us or our royalty providers to stop the infringement of our or their patents or the marketing of competing products in violation of our or their proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and could divert our efforts and attention from other aspects of our business.

Furthermore, in some instances, we have no ability to control the prosecution, maintenance, enforcement or defense of patent rights of our royalty providers. In such instances, there can be no assurance that they will vigorously prosecute, maintain, enforce or defend such rights, or that they will be successful in doing so. Any infringement of their intellectual property may adversely affect our royalty interest and consequently adversely affect our business, financial condition and results of operations.

No assurance can be given that our, or our partners or licensees' patents will be extended upon expiration, which may have an effect on our financial condition and results of operation.

We hold and have filed applications for a number of patents in the U.S. and internationally to protect our products and technology and have the right to obtain licenses to, or income streams based on, certain patents and applications filed by others. However, the life of a patent, and thus the protection it affords, is limited. Patent terms may be inadequate to protect our competitive position for an adequate amount of time. Significant patents in our portfolio are expected to expire in the coming years and while various extensions may be available, on a jurisdiction-by-jurisdiction basis, continuous patent protection is not guaranteed. While we expect to seek, and expect our partners to seek, extensions of patent terms for issued patents where available and when necessary, failure to secure patent extensions may have an effect on our financial condition and results of operations. Furthermore, there can be no assurance that our partners will seek extensions of their patent terms.

Litigation regarding intellectual property and/or the enforcement of our contractual rights against licensees and third parties can be costly and expose us to risks of counterclaims against us.

From time to time, we are required to engage in litigation, arbitration or other proceedings to protect our intellectual property and/or enforce our contractual rights against former or current licensees or third parties, including third-party collaborators of such licensees or royalty agreement counterparties. The cost to us of complex proceedings of this type, even if resolved in our favor, can be substantial, and the parties opposing us in such proceedings may be able to sustain the cost of such proceedings more effectively than we can if they have substantially greater resources than we have. Any such proceedings and any negotiations leading up to them also may be time-consuming and can divert management's attention and resources. If a proceeding of this type is resolved against us, we may lose the value associated with contract rights contained in our arrangements with licensees and third parties, the patents that are the subject of such proceeding may be declared invalid, we could be exposed to counterclaims against us, and we could be held liable for significant damages, fees and/or costs. While it is our current plan to continue to review and pursue, on a selective basis, potential material contractual breaches against licensees and third parties (including third-party collaborators of licensees and royalty agreement counterparties) and/or infringement of our intellectual property rights or technology, there can be no assurance that any such enforcement actions will be successful, or if successful, the timing of such success or that we will have sufficient capital to prosecute any such actions to a successful conclusion.

For example, in June 2021, we initiated a binding arbitration proceeding with one of our licensees (the "Licensee") at the American Arbitration Association/International Centre for Dispute Resolution, seeking milestone and royalty payments under our license agreement. A hearing before a panel of arbitrators was held in November 2022, and the parties submitted post-hearing briefs. On March 21, 2023, we received an adverse decision in this arbitration proceeding. The panel of arbitrators declined to award us damages and ruled that the license agreement had expired. The panel ruled that we were responsible for the Licensee's costs as well as arbitrators' and administrative fees previously incurred by the Licensee of $4.1 million, which we paid in April 2023.

In addition, we may be subject to claims that we, or our licensees or our royalty agreement counterparties' licensees, are infringing other parties' patents. If such claims are resolved against us, we or our licensees or our royalty agreement counterparties' licensees may be enjoined from developing, manufacturing, selling or importing products, processes or services unless we or our licensees or our royalty agreement counterparties' licensees obtain a license from the other party. Such a license may not be available on reasonable terms or at all, thus preventing us, or our licensees or our royalty agreement counterparties' licensees, from using or licensing these products, processes or services and adversely affecting our potential future revenue or income.

Uncertainties resulting from our participation in litigation, arbitration or other proceedings involving intellectual property and/or contractual rights could have a material adverse effect on our or our partners' ability to compete in the marketplace. There could also be public announcements of the results of hearings, motions or interim proceedings or developments. If securities analysts or investors perceive these results to be negative, the perceived value of the product candidates as to which we hold potential milestone or royalty interests, or intellectual property or contractual rights could be diminished. Accordingly, the market price of our common stock may decline. Uncertainties resulting from the initiation and continuation of litigation, arbitration or other proceedings involving intellectual property and/or contractual rights could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to Our Reliance on Third Parties

We and our partners rely heavily on license and collaboration relationships, and any disputes or litigation with our partners or termination or breach of any of the related agreements could reduce the financial resources available to us, including our ability to receive milestone payments and future potential royalty and other revenues. License or collaboration agreements relating to products may, in some instances, be unilaterally terminated or disputes may arise which may affect our potential milestones, royalties and other payments.

License or collaboration agreements relating to the products generating our future potential milestones and royalties and other payment rights have in the past been and may in the future be terminated, which may adversely affect sales of such products and therefore the potential payments we may receive. For example, under certain license or collaboration agreements, marketers may retain the right to unilaterally terminate the agreements. When the last patent covering a product expires or is otherwise invalidated in a country, a marketer may be economically motivated to terminate the applicable license or collaboration agreement, either in whole or with respect to such country, in order to terminate its payment and other obligations. In the event of such a termination, a licensor (which may be us in the case of our out-licensed products) or collaborator may no longer receive all of the payments it expected to receive from the applicable licensee or collaborator and may also be unable to find another company to continue developing and commercializing the product on the same or similar terms as those under the license or collaboration agreement that has been terminated.

For example, in October 2023, Organon notified us of its intent to terminate the Organon License Agreement, which we assumed pursuant to the ObsEva IP Acquisition Agreement. The termination was effective in January 2024, and we are not entitled to any milestone payments with respect to any milestone achieved by Organon following the notice of termination. We evaluated the related intangible asset balance for impairment and recorded an impairment charge of $14.2 million as of December 31, 2023. In addition, in January 2025, we and Novartis terminated the iscalimab license agreement.

In addition, license or collaboration agreements may fail to provide significant protection for the applicable licensor (which may be us in the case of our out-licensed products) or collaborator in case of the applicable licensee's or collaborator's failure to perform or in the event of disputes. License and collaboration agreements which relate to the products underlying our potential future milestones, royalties and other payment rights are complex and certain provisions in such agreements may be susceptible to multiple interpretations. Disputes may arise regarding intellectual property, royalty terms, payment rights or other contractual terms subject to a license or collaboration agreement, including:

- the scope or duration of rights granted under the license or collaboration agreement and other interpretative issues;

- the amounts or timing of royalties, milestones or other payments due under the license or collaboration agreement;

- the sublicensing of patent or other rights under our license or collaboration relationships;

- the diligence obligations under the license or collaboration agreement and what activities satisfy such diligence obligations:

- the inventorship and ownership of inventions and know-how resulting from the creation or use of intellectual property by us or our partners; and

- the priority of invention of patented technology.

The resolution of any contract interpretation disagreement that may arise could narrow what the licensor (which may be us in the case of our out-licensed products) or collaborator believes to be the scope of its rights to the relevant intellectual property or technology, or decrease the licensee's or collaborator's financial or other obligations under the relevant agreement, any of which could in turn impact the value of our potential royalties, milestone payments and other payments and have a material adverse effect on our business, financial condition, results of operations and prospects. If a marketer were to default on its obligations under a license or collaboration agreement, the licensor's or collaborator's remedy may be limited either to terminating certain licenses or collaborations related to certain countries or to generally terminate the license or collaboration agreement with respect to such country. In such cases, we may not have the right to seek to enforce the rights of the licensor or collaborator (if not us) and we may be required to rely on the resources and willingness of the licensor or collaborator (if not us) to enforce its rights against the applicable licensee or collaborator. In any of these situations, if the expected upfront, milestone, royalty or other payments under the license or collaboration agreements do not materialize, this could result in a significant loss to us and materially adversely affect our business, financial condition and results of operations. At any given time, we may be engaged in discussions with its licensees or collaborators regarding the interpretation of the payment and other provisions relating to products as to which we have milestones and potential royalty or other payment rights. Should any such discussions result in a disagreement regarding a particular product that cannot be resolved satisfactorily to us, we may end up being paid less than anticipated on such product should it successfully progress through clinical development and be approved for commercialization. Should our milestone and future potential royalty or other payment interests be reduced or eliminated as a result of any such disagreement, it could have an adverse effect on our business, financial condition, results of operations and prospects.

Our existing collaborations may not continue or be successful, and we may be unable to enter into future arrangements to develop and commercialize our unpartnered assets. For example, in June 2023, Bioasis announced the suspension of all its operations and the termination of the research collaboration and license agreement between Bioasis and Chiesi. As a result, we will not receive any milestone, royalty or other payments under the Biosis RPA or Second Bioasis RPA.

Generally, our current licensees have the right to terminate their collaborations at will or under specified circumstances. If any of our collaborative partners breach or terminate their agreements with us or otherwise fail to conduct their collaborative activities successfully (for example, by not making required payments when due, or at all or failing to engage in commercially reasonable efforts to develop products if required), our product development under these agreements will be delayed or terminated.

In addition, we could face significant competition in seeking appropriate collaborators and the negotiation process is time-consuming and complex. Our ability to reach a definitive collaborative agreement with any such new party will depend, among other factors, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. We cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies such transaction.

Our potential milestone and royalty providers may rely on third parties to provide services in connection with their product candidate development and manufacturing programs. The inadequate performance by or loss of any of these service providers could affect our potential milestone and royalty providers' product candidate development.

Third parties provide services in connection with preclinical and clinical development programs, including in vitro and in vivo studies, assay and reagent development, immunohistochemistry, toxicology, pharmacokinetics, clinical trial support, manufacturing and other outsourced activities. If these service providers do not adequately perform the services for which our potential milestone and royalty providers have contracted, or cease to continue operations, and our potential milestone and royalty partners are not able to find a replacement provider quickly or lose information or items associated with their product candidates, our potential milestone and royalty providers' development programs and receipt of any potential resulting income may be delayed. For example, Alora Pharmaceuticals withdrew DSUVIA from the commercial market due to unresolvable manufacturing constraints.

In addition, our potential milestone or royalty providers may currently or in the future rely on foreign contract research organizations ("CROs"), contract development and manufacturing organizations ("CDMOs") and contract manufacturing organizations ("CMOs"). Such foreign CROs, CDMOs, or CMOs may be subject to U.S. legislation, including the BIOSECURE Act (to the extent enacted into law), changes in trade policies, including tariffs or other trade restrictions or the threat of such actions, and other foreign regulatory requirements which could increase the cost or reduce the supply of material available to our potential milestone or royalty providers, delay the procurement or supply of such material, have an adverse effect on their ability to secure significant commitments from governments to purchase potential products or disrupt the supply chain. If our potential milestone or royalty providers are not able to secure supply of their products or product candidates as a result of the BIOSECURE Act, changes in trade policies, including tariffs or other trade restrictions or the threat of such actions, or other applicable legislation and fail to maintain timely progress on their clinical development programs, regulatory submissions or commercialization activities, they may be unable to deliver milestone or royalty payments to us in a timely manner or at all, and this could adversely affect our business, financial condition, results of operations and cash flows.

For example, the biopharmaceutical industry in China is strictly regulated by the Chinese government. Changes to Chinese regulations or government policies affecting biopharmaceutical companies are unpredictable and may have a material adverse effect on the collaborators of our potential milestone or royalty providers that operate in China, which, in turn, could have an adverse effect on such milestone or royalty providers and, in turn, our business, financial condition, results of operations and prospects. Evolving changes in China's public health, economic, political, and social conditions and the uncertainty around China's relationship with other governments, such as the United States and the U.K., could also negatively impact our potential milestone or royalty providers, including impacting their ability to manufacture products or product candidates, their ability to secure government funding or contracts, or their ability to maintain timely progress on their clinical development programs, regulatory submissions or commercialization activities.

The marketers of biopharmaceutical products are, in certain instances, substantially responsible for the ongoing regulatory approval, commercialization, manufacturing and marketing of products.

In certain instances, the holders of royalties on products have granted regulatory approval, commercialization, manufacturing and marketing rights to the licensees of such products. Such licensees have substantial control over those efforts and discretion to determine the extent and priority of the resources they will commit to their program for a product. Accordingly, the successful commercialization of a product depends on the licensee's efforts and is beyond our control. If a licensee does not devote adequate resources to the ongoing regulatory approval, commercialization and manufacture of a product, or if a licensee engages in illegal or otherwise unauthorized practices, the product's sales may not generate sufficient royalties, or the product's sales may be suspended, and consequently, could adversely affect our business. In addition, if licensees of biopharmaceutical products decide to discontinue product programs or we believe the commercial prospects of assets have been reduced, we may recognize material non-cash impairment charges related to the financial royalty asset associated with those programs or assets.

Agreements with other third parties, many of which are material to our business, expose us to numerous risks and have caused us to incur additional liabilities.

Because our licensees, suppliers and contractors are independent third parties, they may be subject to different risks than we are and have significant discretion in, and different criteria for, determining the efforts and resources they apply related to activities relevant to their agreements with us. If these licensees, suppliers and contractors do not successfully perform the functions for which they are responsible, we may not have the capabilities, resources or rights to do so on our own or otherwise compel them to perform.

We do not know whether we or our licensees will be able to successfully develop and market any of the products that are or may become the subject of any of our licensing arrangements. In addition, third-party arrangements such as ours also increase uncertainties in the related decision-making processes and resulting progress under the arrangements, as we and our licensees may reach different conclusions, or support different paths forward, based on the same information, particularly when large amounts of technical data are involved.

In addition, under the contracts with HCRP, the amortization for the reporting period is calculated based on the payments expected to be made by the licensees to HCRP over the term of the arrangement. Any changes to the estimated payments by the licensees to HCRP can result in a material adjustment to revenue previously reported.

Failure of our potential milestone and royalty providers' product candidates to meet current Good Manufacturing Practice standards may cause delays in regulatory approval and penalties for noncompliance.

Our potential milestone and royalty providers may rely on third party manufacturers and such contract manufacturers are required to produce clinical product candidates under cGMP to meet acceptable standards for use in clinical trials and for commercial sale, as applicable. If such standards change, the ability of contract manufacturers to produce our potential milestone and royalty providers' product candidates on the schedule required for clinical trials or to meet commercial requirements may be affected. In addition, contract manufacturers may not perform their obligations under their agreements with our potential milestone and royalty providers or may discontinue their business before the time required by us to successfully produce clinical and commercial supplies of our potential milestone and royalty providers' product candidates.

Contract manufacturers are subject to pre-approval inspections and periodic unannounced inspections by the FDA and corresponding state and foreign authorities for compliance with cGMP and other applicable government regulations and corresponding foreign standards. We do not have control over a third-party manufacturer's compliance with these regulations and standards. Any difficulties or delays in contractors' manufacturing and supply of our potential milestone and royalty providers' product candidates or any failure of our potential milestone and royalty providers' contractors to maintain compliance with the applicable regulations and standards could increase costs, reduce revenue, cause our licensees to postpone or cancel clinical trials, prevent or delay regulatory approval by the FDA and corresponding state and foreign authorities, prevent the import and/or export of our potential milestone and royalty providers' product candidates, or cause any of our potential milestone and royalty providers' products that may be approved for commercial sale to be recalled or withdrawn.

Certain of our technologies are in-licensed from third parties, so our and our licensees' use of them may be restricted and subject to additional risks.

We have licensed technologies from third parties. These technologies include phage display technologies licensed to us in connection with our bacterial cell expression technology licensing program and antibody products. However, our and our licensees' and collaborators' use of these technologies is limited by certain contractual provisions in the licenses relating to them, and although we have obtained numerous licenses, intellectual property rights in the area of phage display are particularly complex. If we are unable to maintain our licenses, patents or other intellectual property, we could lose important protections that are material to continuing our operations and for future prospects. Our licensors also may seek to terminate our license(s), which could cause us and our licensees to lose the right to use the licensed intellectual property and adversely affect our and our licensees' ability to commercialize our technologies, products or services.

Risks Related to Employees, Location, Data Integrity, and Litigation

The loss of or changes in any of our key personnel could delay or prevent achieving our objectives.

Our business efforts could be adversely affected by the loss of one or more key members of our staff. We currently do not have key person insurance on any of our employees. Changes in management, including due to potential acquisitions, may cause disruptions in our business, strategy and employee relationships, which may delay or prevent the achievement of our business objectives. During the transition periods, there may be uncertainty among investors, employees and others concerning our future direction and performance.

Because we are a small biotech royalty aggregator with limited resources, we may not be able to attract and retain qualified personnel.

We had 13 full-time employees as of March 13, 2025. We may require additional experienced executive, accounting, legal, administrative and other personnel from time to time in the future. We are highly dependent on principal members of our executive team, the loss of whose services may adversely impact the achievement of our objectives. There is intense competition for the services of these personnel.

If we do not succeed in attracting new personnel and retaining and motivating existing personnel, our business may suffer, and we may be unable to implement our current initiatives or grow effectively.

We rely and will continue to rely on outsourcing arrangements for many of our activities, including financial reporting and accounting and human resources.

Due to our small number of employees, we rely, and expect to continue to rely, on outsourcing arrangements for a significant portion of our activities, including financial reporting and accounting and human resources, as well as for certain of our functions as a public company. We may have limited control over these third parties, and we cannot guarantee that they will perform their obligations in an effective and timely manner.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with applicable regulations, provide accurate information to regulatory authorities, comply with federal and state fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, the health care industry is subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

If our information technology systems or data or those of our partners or contractors are compromised, our business could experience adverse consequences, including regulatory investigations or actions; litigation; fines and penalties; a disruption of our business operations; reputational harm; and loss of revenue, income, or profits.

Our business is increasingly dependent on critical, complex and interdependent information technology systems, including cloud-based systems, to support business processes as well as internal and external communications. In the ordinary course of our business, we maintain sensitive data on our networks, including personal information of our employees, legacy clinical trial patients, vendors and others, our intellectual property and proprietary or confidential business information relating to our business and that of our business partners. The secure maintenance and protection of this information is critical to our business and reputation.

Cybersecurity vulnerabilities, threats, and attacks have generally increased in sophistication, scale, and frequency in recent years. While we have implemented security measures that are intended to protect our data and information technology systems, our computer systems, and those of the third parties on which we rely, are still vulnerable to damage from data breaches, security incidents or other unauthorized intrusions or access, including cyberattacks or computer viruses, or from natural disasters, terrorism, war and telecommunication and electrical failures. Moreover, the prevalence of remote work on mobile devices that access confidential and sensitive information increases the risk of such an event occurring. Threats to our systems and personal, confidential and proprietary information can come from a variety of sources, ranging in sophistication. Such threats may be intentional or accidental. It is often difficult to anticipate or immediately identify these threats and the damage they might cause.

Data breaches, security incidents and other unauthorized intrusions or access to our data or systems, or those of the third parties on which we rely, could result in system disruptions, downtime or the compromise of personal information, our intellectual property and sensitive business information, all of which may interrupt our normal business operations and require substantial expenditure of financial and administrative resources to remedy. Such events could have a material adverse effect on our business, financial condition and results of operations. Theft of proprietary information could be used to compete against us and could cause us to incur significant remediation costs, result in product development delays, disrupt key business operations and divert attention of management and key information technology resources. Furthermore, to the extent that any disruption, security breach, or other event were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we may be required to comply with notification requirements, be subject to litigation or regulatory action, or otherwise be subject to liability under applicable laws. These risks would expose us to significant expense and cause significant harm to our reputation and business.

While we have insurance coverage, we cannot be sure that our policy will be adequate or sufficient to protect us from or to mitigate liabilities arising out of our privacy and security practices, that such coverage will continue to be available on commercially reasonable terms or at all, or that such coverage will pay for future claims.

Compliance with the stringent and changing obligations related to data privacy and security is an onerous and resource-intensive process. Our actual or perceived failure to comply with any data privacy or security obligations could lead to regulatory investigations or actions; litigation; fines and penalties; a disruption of our business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.

Federal, state, local and foreign legislators and/or regulators are increasingly regulating data privacy and security and may impose significant penalties for failure to comply with these requirements. For example, in the U.S., the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020 ("CCPA"), establishes a privacy framework for covered businesses, which applies to a broad range of personal information and entities who conduct business in California and imposes data protection obligations on covered businesses. The CCPA gives California residents certain rights related to their personal information, including the rights to request the correction of, access to and deletion of their personal information, the right to opt out of personal information sharing for cross-context behavioral advertising, as well as the sale of their personal information, and the right to receive detailed information about how their information is processed. If we, or the third parties on which we rely, fail to comply with the CCPA, we may face significant fines, penalties and regulatory enforcement costs that could adversely affect our reputation, business, financial condition and results of operations. The CCPA provides for civil penalties of up to $2,500 per violation, and $7,500 per intentional violation, following investigation by the state Attorney General and/or California Privacy Protection Agency and allows private litigants affected by certain data breaches to recover significant statutory damages. Similar comprehensive state privacy laws are now in effect, have passed, or are being considered in several other states.

Compliance with laws, regulations, rules, guidance, industry standards, and contractual obligations concerning data privacy, security, governance and protection is an onerous and resource-intensive process, that may require us to put in place additional mechanisms and incur substantial expenditure. Achieving compliance could also require us to change our business practices in a manner that does not align with our business objectives. Furthermore, the regulatory landscape continues to evolve, making it difficult to maintain compliance. Further, in the event that we, or one of the third parties on which we rely, is subject to a data breach, security incident, or other unauthorized intrusion or access that leads to the disclosure or modification of, or prevents access to, patient information, including personally identifiable information or protected health information, could result in fines, increased costs or loss of revenue as a result of: harm to our reputation; fines imposed on us by regulatory authorities; remediation measures taken to respond to the event and prevent similar events from occurring in the future; additional compliance obligations under federal, state or foreign laws (including notification obligations); requirements for mandatory corrective action to be taken by us; and requirements to verify the correctness of database contents and otherwise subject us to liability under laws and regulations that protect personal data.

In addition, cyber incidents can be difficult to detect, and any delay in identifying them may lead to increased harm as described above. While we have implemented security measures designed to protect our data and information technology systems, such measures may not prevent such events. We also cannot guarantee that we are in compliance with all applicable data privacy, security and protection laws and regulations as they are enforced now or as they evolve.

Our potential acquisitions of other companies could increase our exposure to litigation risk.

Our exposure to risks associated with various claims, including claims related to the use of intellectual property, labor or employment related claims, or securities and related stockholder derivative claims, may be increased as a result of our acquisitions of other companies, including our acquisitions of Kinnate and Pulmokine, and we may ultimately be subject to liability or settlement costs. Additionally, we may have a lower level of visibility into the development process with respect to intellectual property or the care taken to safeguard against infringement risks with respect to acquired companies or assets. In addition, third parties may make claims in connection with our acquisitions, and they may also make infringement and similar or related claims after we have acquired assets that had not been asserted prior to our acquisition.

Risks Related to Government Regulation

Even after FDA approval, a product may be subject to additional testing or significant marketing restrictions, its approval may be withdrawn, or it may be removed voluntarily from the market.

Even if our potential royalty providers receive regulatory approval for our product candidates, they will be subject to ongoing regulatory oversight and review by the FDA and other regulatory entities. The FDA, the EMA, or another regulatory agency may impose, as a condition of the approval, ongoing requirements for post-approval studies or post-approval obligations, including additional research and development and clinical trials, and the FDA, EMA or other regulatory agency subsequently may withdraw approval based on these additional trials or obligations.

Even for approved products, the FDA, EMA or other regulatory agency may impose significant restrictions on the indicated uses, conditions for use, labeling, advertising, promotion, marketing and production of such product. In addition, the labeling, packaging, adverse event reporting, storage, advertising, promotion and record-keeping for such products are subject to extensive regulatory requirements.

Furthermore, marketing approval of a product may be withdrawn by the FDA, the EMA or another regulatory agency or such product may be withdrawn voluntarily by our potential royalty providers based, for example, on subsequently arising safety concerns. The FDA, EMA and other agencies also may impose various civil or criminal sanctions for failure to comply with regulatory requirements, including withdrawal of product approval.

The FDA's and other regulatory authorities' policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our royalty providers' drug candidates, or change their continuing compliance obligations.

The FDA's and other regulatory authorities' policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our royalty providers' drug candidates, or change their continuing compliance obligations. If they are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if they are not able to maintain regulatory compliance, they may lose any marketing approval that they may have obtained or be subject to enforcement actions, which may materially impact the royalty and milestone payments we receive. We and our royalty providers also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad.

Healthcare reform measures and other statutory or regulatory changes could adversely affect our business.

The U.S. and some foreign jurisdictions have enacted or are considering a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our potential royalty providers' ability to sell products in which we have ownership or and royalty interests, if approved, profitably. Among policy makers and payors in the U.S. and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and expanding access. In the U.S., the pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively the ACA, was enacted, which, among other things, substantially changed the way healthcare is financed by both governmental and private payors.

There have been judicial, Congressional and executive branch challenges to the ACA. As a result, there have been delays in the implementation of, and action taken to repeal or replace, certain aspects of the ACA. For example, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the "individual mandate" was repealed by Congress. In addition, there have been a number of health reform initiatives by the Biden administration that have impacted the ACA. On August 16, 2022,

President Biden signed the Inflation Reduction Act of 2022, or the IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and through a newly established manufacturer discount program. It is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how other such challenges, and the healthcare reform measures of the new administration will impact the ACA and our business.

Also, there has been heightened governmental scrutiny recently in the U.S. over pharmaceutical pricing practices in light of the rising cost of prescription drugs and biologics. Such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for products. For example, in July 2021, the Biden administration released an executive order, "Promoting Competition in the American Economy," with multiple provisions aimed at prescription drugs. In response to Biden's executive order, on September 9, 2021, the Department of Health and Human Services, or HHS, released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, the IRA, among other things, (i) directs the Secretary of HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare Part B and Medicare Part D, and subjects drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated "maximum fair price" under the law, and (ii) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. HHS has and will continue to issue and update guidance as these programs are implemented. These provisions took effect progressively starting in fiscal year 2023. On August 29, 2023, HHS announced the list of the first ten drugs that will be subject to price negotiations, although the Medicare drug price negotiation program is currently subject to legal challenges. It is currently unclear how the IRA will be implemented but it is likely to have a significant impact on the pharmaceutical industry. Further, in response to the Biden administration's October 2022 executive order, on February 14, 2023, HHS released a report outlining three new models for testing by the Center for Medicare and Medicaid Innovation which will be evaluated on their ability to lower the cost of drugs, promote accessibility, and improve quality of care. It is unclear whether the models will be utilized in any health reform measures in the future. In addition, beginning in 2023, Centers for Medicare & Medicaid Services, or CMS, will require manufacturers to refund CMS for certain discarded amounts of single-dose container and single-use package drugs. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, and restrictions on certain product access. In some cases, such legislation and regulations have been designed to encourage importation from other countries and bulk purchasing.

An expansion in the government's role in the U.S. healthcare industry may cause general downward pressure on the prices of prescription pharmaceutical products, lower reimbursements for providers, and reduced product utilization, any of which could adversely affect our business and results of operations. We expect that additional healthcare reform measures will be adopted in the future. We cannot know what form any such new legislation may take or the market's perception of how such legislation would affect us. Any reduction in reimbursement from government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent our potential royalty providers from being able to generate revenue, attain profitability, develop, or commercialize our current product candidates in which we have an ownership or royalty interest.

We and our potential milestone and royalty providers are subject to various state and federal healthcare-related laws and regulations that if violated may impact the commercialization of our product candidates for which we possess milestone or royalty rights or could subject us to significant fines and penalties.

Our operations may be directly or indirectly subject to various state and federal healthcare laws, including the federal Anti-Kickback Statute, the federal False Claims Act, state analogues of those laws, and various state and federal data privacy and security laws. These laws may impact, among other things, the commercial operations for any of our product candidates that may be approved for commercial sale.

The federal Anti-Kickback Statute prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing any remuneration, directly or indirectly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the furnishing or arranging for the purchase, lease, or order of a good or service for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs. The ACA modified the federal Anti-Kickback Statute's intent requirement so that a person or entity no longer needs to have actual knowledge of the statute or the specific intent to violate it to have committed a violation. In addition, several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been implicated. The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry.

The federal false claims laws, including the False Claims Act, and civil monetary penalties laws prohibit, among other things, persons and entities from knowingly filing, or causing to be filed, a false claim to, or the knowing use of false statements to obtain payment from the federal government. Certain suits filed under the False Claims Act, known as "qui tam" actions, can be brought by any individual on behalf of the government and such individual, commonly known as a "whistleblower," or "relator" may share in any amounts paid by the entity to the government in fines or settlement. The filing of qui tam actions has caused a number of pharmaceutical, medical device and other healthcare companies to have to defend and/or settle a False Claims Act action.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA created new federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program, including a private payor, or falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of, or payment for, health care benefits, items or services.

HIPAA, as amended by the Health Information Technology and Clinical Health Act, and its implementing regulations, also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information by entities subject to the law, such as certain healthcare providers, health plans, and healthcare clearinghouses as well as their respective business associates and their subcontractors that perform certain functions or activities that involve the use or disclosure of protected health information on their behalf.

Many states also have adopted laws similar to each of the federal laws described above, some of which apply to healthcare items or services reimbursed by any source, not only federal healthcare programs, such as the Medicare and Medicaid programs. In addition, some states have laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government. Additionally, certain state and local laws require the registration of pharmaceutical sales representatives, restrict payments that may be made to healthcare providers and other potential referral sources, and require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers. Further, some states have laws governing the privacy and security of health information in certain circumstances, many of which are not preempted by HIPAA and differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

Because of the breadth of these laws, and the narrowness of the statutory exceptions and regulatory safe harbors available, it is possible that some of our or our potential milestone and royalty providers' business activities could be subject to challenge under one or more of such laws.

If we or our potential milestone and royalty providers are found to be in violation of any of the laws and regulations described above or other applicable state and federal healthcare laws, we or our potential milestone and royalty providers may be subject to penalties, including significant civil, criminal, and administrative penalties, damages, fines, disgorgement, imprisonment, integrity oversight and reporting obligations, reputational harm, exclusion from government healthcare reimbursement programs and the curtailment or restructuring of our or our potential milestone and royalty providers' operations, any of which could have a material adverse effect on our business and results of operations. In addition, we and our licensees may be subject to certain analogous foreign laws and violations of such laws could result in significant penalties.

We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.

We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations. Our operations are subject to anti-corruption laws including the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. We and the royalty agreement counterparties and licensees who generate our royalties operate in a number of jurisdictions that pose a high risk of potential FCPA violations, and we participate in collaborations and relationships with third parties whose activities could potentially subject us to liability under the FCPA or local anti-corruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted. We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the U.S. and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the Trade Control laws. There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the FCPA and other anticorruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA, other anti-corruption laws or Trade Control laws by the U.S. or other authorities could also have an adverse impact on our reputation, our business, financial condition and results of operations.

Efforts to confirm that our business arrangements with third parties comply with applicable healthcare laws and regulations may involve substantial costs. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities or our business arrangements with third parties could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices or the business practices of the royalty agreement counterparties and licensees who generate our royalties may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations or the operations of the royalty agreement counterparties and licensees who generate our royalties are found to be in violation of any of these laws or any other governmental regulations, we or the royalty agreement counterparties and licensees who generate our royalties may be subject to significant criminal, civil and administrative sanctions, including monetary penalties, damages, fines, disgorgement, individual imprisonment and exclusion from participation in government-funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we or the royalty agreement counterparties and licensees who generate our royalties become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm, and we or marketers of products that generate our royalties may be required to curtail or restructure operations, any of which could adversely affect our ability to operate our business and our results of operations. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. The shifting enforcement landscape and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance and/or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

As we or our potential milestone and royalty providers do more business internationally, we expect to become subject to additional political, economic and regulatory uncertainties.

We or our potential milestone and royalty providers may not be able to operate successfully in any foreign market. We believe that because the pharmaceutical industry is global in nature, international activities are expected to become a significant part of future business activities and when and if we or our potential milestone and royalty providers are able to generate income, a substantial portion of that income will be derived from product sales and other activities outside the U.S. Foreign regulatory agencies often establish standards different from those in the U.S., and an inability to obtain foreign regulatory approvals on a timely basis, if at all, could put us at a competitive disadvantage or make it uneconomical to proceed with a product or product candidate's development. International sales may be limited or disrupted by many factors, including without limitation:

- imposition of government controls;

- export license requirements;

- political or economic instability or conflict;

- international disputes;

- changes in trade policies, including tariffs or other trade restrictions or the threat of such actions;

- restrictions on repatriating profits;

- exchange rate fluctuations;

- evolving government regulations, including those related to healthcare reimbursement and data privacy and security; and

- withholding and other taxation.

General Risk Factors

If securities or industry analysts do not publish research reports about our business or if they make adverse recommendations regarding an investment in our stock, our stock price and trading volume may decline.

The trading market for our common stock can be influenced by the research and reports that industry or securities analysts publish about our business. Currently, coverage of our Company by industry and securities analysts is limited. Investors have many investment opportunities and may limit their investments to companies that receive greater coverage from analysts. If additional industry or securities analysts do not commence coverage of us, the trading price of our stock could be negatively impacted. If one or more of the analysts downgrade our stock or comment negatively on our prospects, our stock price may decline. If one or more of these analysts cease to cover our industry or us or fail to publish reports about us regularly, our common stock could lose visibility in the financial markets, which could also cause our stock price or trading volume to decline. Further, incorrect judgments, estimates or assumptions made by research analysts may adversely affect our stock price, particularly if subsequent performance falls below the levels that were projected by the research analyst(s), even if we did not set or endorse such expectations. Any of these events could cause further volatility in our stock price and could result in substantial declines in the value of our stock.

Our share price may be volatile, which may subject us to litigation, and there may not be an active trading market for our common stock, Series A Preferred Stock or our Series B Preferred Stock.

There can be no assurance that the market price of our common stock will not decline below its present market price. Additionally, there may not be an active trading market for our common stock, Series A Preferred Stock or depositary shares representing interests in our Series B Preferred Stock. The market prices of biotechnology companies have been and are likely to continue to be highly volatile, and are affected by a number of factors, including:

- fluctuations in our operating results;

- general market and macroeconomic conditions, including market conditions in our industry and the industries of our collaborators;

- the coverage of our common stock by the financial media, including television, radio and press reports and blogs;

- recruitment or departure of key personnel;

- our ability to realize benefits from strategic partnerships, acquisitions or investments;

- trading activity or positions by a limited number of stockholders who together beneficially own a significant portion of our outstanding common stock;

- the issuance of shares of common stock by us, including as consideration in or in conjunction with acquisitions;

- the inability to execute on our share repurchase program as planned, including failure to meet internal or external expectations around the timing or price of share repurchases, and any reductions or discontinuances of repurchases thereunder;

- issuance of debt or other convertible securities, including as consideration in or in conjunction with acquisitions;

- the inability to conclude that our internal controls over financial reporting are effective;

- changes to our credit ratings; and

- market perception or investment sentiment regarding us or our business strategy.

We have experienced significant volatility in the price of our common stock in the past. From January 1, 2024, through March 13, 2025, the share price of our common stock has ranged from a high of $35.00 to a low of $18.57. From January 1, 2024, through March 13, 2025, the share price of our Series A Preferred Stock has ranged from a high of $26.51 to a low of $24.61. From January 1, 2024, through March 13, 2025, the share price of our Series B Preferred Stock has ranged from a high of $25.87 to a low of $23.50. Additionally, we currently have two significant holders of our common stock that could affect the liquidity of our stock and have a significant negative impact on our stock price if those holders were to sell their ownership positions.

Our results of operations and liquidity needs could be materially negatively affected by market fluctuations or an economic downturn.

Our results of operations could be materially and adversely affected by macroeconomic conditions generally, both in the U.S. and elsewhere around the world. Concerns over inflation, slower growth or recession, changes in trade policies, including tariffs or other trade restrictions or the threat of such actions, changes in fiscal and monetary policy or government budget dynamics, interest rates, high unemployment, labor availability constraints, currency fluctuations, epidemics and other public health crises (such as the COVID-19 pandemic), significant natural disasters (including as a result of climate change), rising energy costs, geopolitical conflict, such as the ongoing conflict in Ukraine, the Middle East and surrounding areas and the rising tensions between China and Taiwan, the availability and cost of credit, and the volatility in U.S. financial markets have in the past contributed to, and may continue in the future contribute to, increased volatility and diminished expectations for the economy and the U.S. and global markets. Domestic and international equity markets periodically experience heightened volatility and turmoil. These events may have an adverse effect on us. In the event of a market downturn, our results of operations could be adversely affected by those factors in many ways, including making it more difficult for us to raise funds if necessary, and our stock price may decline.

We have issued equity securities and may issue additional equity securities from time to time, that materially and adversely affect the price of our common stock, including our Series X Preferred Stock, Series A Preferred Stock and depositary shares representing interests in our Series B Preferred Stock.

We expect significant additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. We may sell common stock, convertible securities or other equity securities in one or more transactions at prices and in such a manner as we determine from time to time, including pursuant to our 2018 Common Stock ATM Agreement, as amended, and 2021 Series B Preferred Stock ATM Agreement. If we sell common stock, convertible securities or other equity securities in more than one transaction, investors may be materially diluted by subsequent sales. These sales may also result in material dilution to our existing stockholders, and new investors could gain rights superior to our existing stockholders. If we issue additional equity securities, the price of our existing securities may be materially and adversely affected.

As of December 31, 2024, there were 5,003 shares of Series X Preferred Stock issued and outstanding. Each share of Series X Preferred Stock is convertible into 1,000 shares of registered common stock. The total number of shares of common stock issuable upon conversion of all issued Series X Preferred Stock would be 5,003,000 shares. Each share is convertible at the option of the holder at any time, provided that the holder is prohibited from converting into common stock if, as a result of such conversion, the holder, together with its affiliates, would beneficially own a number of shares above a conversion blocker, which was initially set at 19.99% of our total common stock then issued and outstanding immediately following the conversion of such shares. A holder of Series X Preferred Stock may elect to increase or decrease the conversion blocker above or below 19.99% on 61 days' notice, provided the conversion blocker does not exceed the limits under Nasdaq Listing Rule 5635(b), to the extent then applicable. If holders of our Series X Preferred Stock elect to convert their preferred shares into common stock such conversion would dilute our currently outstanding common stock both in number and in earnings per share. As of December 31, 2024, BVF owned approximately 30.4% of the Company's total outstanding shares of common stock, and if all the shares of Series X Convertible Preferred Stock were converted (without taking into account beneficial ownership limitations), BVF would have owned 50.9% of the Company's total outstanding shares of common stock. In January 2025, BVF sold a portion of its holdings in our common stock. Accordingly, as of March 13, 2025, BVF (and its affiliates) owned approximately 24.9% of our total outstanding shares of common stock, and if all of its shares of the Series X Preferred Stock were converted (without taking into account beneficial ownership limitations), BVF would own 47.0% of our total outstanding shares of common stock. Additionally, as of March 13, 2025, we had issued and outstanding 984,000 shares of Series A Preferred Stock and 1,600,000 depositary shares, each representing a 1/1000th fractional interest in a share of our Series B Preferred Stock.

In addition, funding from collaboration partners and others has in the past and may in the future involve issuance by us of our common stock. We cannot be certain how the purchase price of such shares, the relevant market price or premium, if any, will be determined or when such determinations will be made.

Any issuance by us of equity securities, whether through an underwritten public offering, an at the market offering, a private placement, in connection with a collaboration or otherwise could result in dilution in the value of our issued and outstanding shares, and a decrease in the trading price of our securities.

We may sell additional equity or debt securities to fund our operations, which may result in dilution to our stockholders and impose restrictions on our business.

In order to raise additional funds to support our operations, we may sell additional equity or convertible debt securities, which would result in dilution to our stockholders and/or debt securities which may impose restrictive covenants that would adversely impact our business. The sale of additional equity or convertible debt securities could result in additional dilution or result in other rights or obligations that adversely affect our stockholders. For example, holders of shares of our Series A Preferred Stock are entitled to receive, when and as declared by our Board, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.625% of the $25.00 liquidation preference per year (equivalent to $2.15625 per year). Additionally, holders of depositary shares representing interests in our Series B Preferred Stock are entitled to receive, when and as declared by our Board, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.375% of the $25,000 liquidation preference per share of Series B Preferred Stock ($25.00 per depositary share) per year (equivalent to $2,093.75 per year per share or $2.09375 per year per depositary share). The incurrence of indebtedness would result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business.

Our organizational documents contain provisions that may prevent transactions that could be beneficial to our stockholders and may insulate our management from removal.

Our charter and by-laws:

- require certain procedures to be followed and time periods to be met for any stockholder to propose matters to be considered at annual meetings of stockholders, including nominating directors for election at those meetings; and

- authorize our Board to issue up to 1,000,000 shares of preferred stock without stockholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the Board may determine.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"), that may prohibit large stockholders, in particular those owning 15% or more of our outstanding common stock, from merging or combining with us.

These provisions of our organizational documents and the DGCL, alone or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of common stock, could limit the ability of stockholders to approve transactions that they may deem to be in their best interests, and could make it considerably more difficult for a potential acquirer to replace management.

As a public company in the U.S., we are subject to the Sarbanes-Oxley Act. We have determined our disclosure controls and procedures and our internal control over financial reporting are effective. We can provide no assurance that we will, at all times, in the future be able to report that our disclosure controls and internal controls over financial reporting are effective.

Companies that file reports with the SEC, including us, are subject to the requirements of Section 404 of the SOX. Section 404 requires management to establish and maintain a system of internal control over financial reporting, and annual reports on Form 10-K filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), must contain a report from management assessing the effectiveness of our internal control over financial reporting. Ensuring we have adequate internal financial and accounting controls and procedures in place to produce accurate financial statements on a timely basis is a time-consuming effort that needs to be re-evaluated frequently. Failure on our part to have effective internal financial and accounting controls would cause our financial reporting to be unreliable, could have a material adverse effect on our business, operating results, and financial condition, and could cause the trading price of our common stock to fall.

Our ability to use our NOL carry-forwards and certain other tax attributes to offset taxable income or taxes may be limited.

Our net operating loss, or NOL, carryforwards could expire unused and/or be unavailable to offset future income tax liabilities. As of December 31, 2024, we had U.S. federal NOL carryforwards of $168.3 million, of which $13.6 million will begin to expire in 2036. Under the federal income tax law, $112.9 million federal NOLs incurred in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal NOLs is limited to 80% of current year taxable income. It is uncertain if and to what extent various states will conform to the federal tax law. In addition, Section 382 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and corresponding provisions of state law, generally limit the ability of a corporation that undergoes an "ownership change" to utilize its NOL carry-forwards and certain other tax attributes against any taxable income in taxable periods after the ownership change. An "ownership change" is generally defined as a greater than 50% change, by value, in a corporation's equity ownership over a three-year period.

Based on an analysis under Section 382 of Code, we experienced an ownership change in February 2017, that significantly limits the availability of our tax attributes to offset future income. To the extent that we do not utilize our carry forwards within the applicable statutory carry-forward periods, either because of Section 382 limitations or the lack of sufficient taxable income, the carry-forwards will also expire unused. As of December 31, 2024, we had $168.3 million in federal NOL carryforwards, of which $52.7 million is subject to an annual limitation of $0.9 million. Of this amount, $13.6 million will begin to expire in 2036, if not utilized.

Changes in tax laws or regulations that are applied adversely to us may have a material adverse effect on our business, cash flow, financial condition, or results of operations.

New tax laws, statutes, rules, regulations, or ordinances could be enacted at any time. For instance, the recently enacted Inflation Reduction Act imposes, among other rules, a 15% minimum tax on the book income of certain large corporations and a 1% excise tax on certain corporate stock repurchases. Further, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted differently, changed, repealed, or modified at any time. Any such enactment, interpretation, change, repeal, or modification could adversely affect us, possibly with retroactive effect. In particular, changes in corporate tax rates, the realization of our net deferred tax assets, the taxation of foreign earnings, and the deductibility of expenses under the Tax Act, as amended by the Coronavirus Aid, Relief, and Economic Security Act or any future tax reform legislation, could have a material impact on the value of our deferred tax assets, result in significant one-time charges, and increase our future tax expenses.

If the estimates we make, or the assumptions on which we rely, in preparing our consolidated financial statements prove inaccurate, our actual results may vary from those reflected in our accruals.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues, income, and expenses, the amounts of charges accrued by us and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We cannot assure you, however, that our estimates, or the assumptions underlying them, will be correct.

Stockholder and private lawsuits, and potential similar or related lawsuits, could result in substantial damages, divert management's time and attention from our business, and have a material adverse effect on our business, financial condition and results of operations.

Securities-related class action and stockholder derivative litigation has often been brought against companies, including many biotechnology companies, which experience volatility in the market price of their securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies often experience significant stock price volatility in connection with their product development programs, and could be increased as a result of our acquisitions of other companies, including our acquisitions of Kinnate and Pulmokine.

It is possible that suits will be filed, or allegations received from stockholders, naming us and/or our officers and directors as defendants. These potential lawsuits are subject to inherent uncertainties, and the actual defense and disposition costs will depend upon many unknown factors. The outcome of any such lawsuits is uncertain. We could be forced to expend significant time and resources in the defense of these suits, and we may not prevail. In addition, we may incur substantial legal fees and costs in connection with these lawsuits. Although we carry insurance to protect us from such claims, our insurance may not provide adequate coverage. It is possible that we could, in the future, incur judgments or enter into settlements of claims for monetary damages. A decision adverse to our interests on these actions could result in the payment of substantial damages or fines, increased insurance costs, and could have a material adverse effect on our cash flow, results of operations and financial position.

Monitoring, initiating and defending against legal actions, including any currently pending litigation, are time-consuming for our management, are likely to be expensive and may detract from our ability to fully focus our internal resources on our business activities. The outcome of litigation is always uncertain, and in some cases could include judgments against us that require us to pay damages, enjoin us from certain activities, or otherwise affect our legal or contractual rights, which could have a significant adverse effect on our business. In addition, the inherent uncertainty of any future litigation could lead to increased volatility in our stock price and a decrease in the value of an investment in our common stock.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

We evaluate our cybersecurity strategy annually, including our processes designed to assess, identify, and manage risks from potential unauthorized occurrences on or through our information technology systems that may result in adverse effects on the confidentiality, integrity, and availability of these systems and the data residing therein, within our overall enterprise risk management framework. Our cybersecurity strategy takes a multi-faceted approach, one which focuses on the following key areas: (i) the human element within the Company; (ii) perimeter security; (iii) network security; (iv) application security; (v) endpoint security; and (vi) data security. We use a wide array of processes, mechanisms, controls, technologies, systems, strategies and tools to address these areas, including but not limited to: routine security awareness training, formal evaluations of third-party applications, password strength policies, antivirus software, firewalls, routine patch management, encryption software, data backups and data redundancies, email security software, multi-factor authentication tools, network security monitoring, and web vulnerability scanning.

We engage outside consultants on a regular basis to help us design internal controls and processes that are intended to help address cybersecurity risks. We also leverage these outside consultants and other third parties, when appropriate, to implement appropriate processes, policies, and internal controls designed to help prevent, detect, and/or mitigate these cyberthreats.

Since the beginning of the last fiscal year, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, but we face certain ongoing cybersecurity threats that, if realized, are reasonably likely to materially affect us. These threats include but are not limited to: (i) ransomware and malware attacks; (ii) endpoint attacks; (iii) compromised business email and other social engineering threats; and (iv) vulnerabilities related to inadequate patch management. Our licensees, suppliers, contractors, and consultants also face similar cybersecurity risks, which could have an adverse impact on our business.

Additional information on cybersecurity risks we face is discussed in Part I, Item 1A, "Risk Factors," under the headings "If our information technology systems or data or those of our partners or contractors are compromised, our business could experience adverse consequences, including regulatory investigations or actions; litigation; fines and penalties; a disruption of our business operations; reputational harm; and loss of revenue, income, or profits" and "Compliance with the stringent and changing obligations related to data privacy and security is an onerous and resource-intensive process. Our actual or perceived failure to comply with any data privacy or security obligations could lead to regulatory investigations or actions; litigation; fines and penalties; a disruption of our business operations; reputational harm; loss of revenue, income, or profits; loss of customers or sales; and other adverse business consequences."

Our management, led by our Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, is responsible for assessing cybersecurity risks and for overseeing our cybersecurity strategy to assess and manage those risks, including responding to attacks or breaches. Our Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer each have experience in senior leadership roles in which they have been responsible for an entity's enterprise risk management, including management of cybersecurity risks. The Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer regularly communicate with those responsible for daily IT operations and infrastructure to assess potential cybersecurity threats and determine whether updates to the cybersecurity strategy are necessary.

We also maintain an Incident Response Plan that sets forth a protocol in the event we are exposed to a cyber-attack or breach. The Incident Response Plan provides a framework for our response, including the appropriate communication and escalation channels.

The Board, as a whole and at the committee level, has oversight for the most significant risks facing us and for our processes to identify, prioritize, assess, manage, and mitigate those risks. The Audit Committee of the Board, which is comprised solely of independent directors, has been designated by our Board to oversee cybersecurity risks. Management provides regular updates to the Audit Committee of the Board regarding risk assessments, developing threats, and the current and planned cybersecurity strategy, and promptly provides notification of significant attacks or breaches as part of the Incident Response Plan. The Board also receives updates from management and the Audit Committee on cybersecurity risks on at least an annual basis.

Item 2. PROPERTIES

We lease space for our corporate headquarters in Emeryville, California, which expires in April 2029. We believe our facilities are adequate to meet our current requirements.

Item 3. LEGAL PROCEEDINGS

We are not currently engaged in any legal proceedings that, in the opinion of our management, if determined adversely to us, would individually or taken together, have a material adverse effect on our business, results of operations, financial position or cash flows. However, from time to time, we may become involved in litigation, arbitration or other proceedings relating to claims arising from the ordinary course of business.

We may become involved in material legal proceedings in the future, and the potential impact on us of any on-going proceeding which we do not currently believe to be material could become material. Such matters are subject to significant uncertainties, and there can be no assurance that any legal proceedings in which we are or may become involved will not have a material adverse effect on our business, results of operations, financial position or cash flows.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Registrant's Common Equity

Our common stock trades on The Nasdaq Global Market ("Nasdaq") under the symbol "XOMA." On March 13, 2025, there were 179 stockholders of record of our common stock, one of which was Cede & Co., a nominee for the Depository Trust Company ("DTC"). Shares of our common stock held by brokerage firms, banks and other financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC and are therefore considered to be held of record by Cede & Co., and we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have not paid dividends on our common stock and do not anticipate paying cash dividends on our common stock in the foreseeable future. Holders of shares of our Series A Preferred Stock are entitled to receive, when and as declared by our Board, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.625% of the $25.00 liquidation preference per year (equivalent to $2.15625 per year per share). Holders of our Series B Preferred Stock are entitled to receive, when and as declared by our Board, out of funds legally available for the payment of dividends, cumulative cash dividends at the rate of 8.375% of the $25,000 liquidation preference per year of Series B Preferred Stock ($25.00 per depositary share, equivalent to $2,093.75 per year per share of Series B Preferred Stock or $2.09375 per year per depositary share).

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

None.

Item 6. RESERVED

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

XOMA is a biotech royalty aggregator. On July 10, 2024, we changed our name from XOMA Corporation to XOMA Royalty Corporation. We have a sizable portfolio of economic rights to future potential milestone and royalty payments associated with partnered commercial and pre-commercial therapeutic candidates. Our portfolio was built through the acquisition of rights to future milestones, royalties and commercial payments, since our royalty aggregator business model was implemented in 2017. These acquisitions build upon out-licensing agreements for proprietary products and platforms held within our portfolio. Our royalty aggregator business is primarily focused on early to mid-stage clinical assets, primarily in Phase 1 and 2 development, which we believe have significant commercial sales potential and that are licensed to well-funded partners with established expertise in developing and commercializing drugs. We also acquire milestone and royalty revenue streams on late-stage clinical assets and commercial assets that are designed to address unmet markets or have a therapeutic advantage over other treatment options, and have long duration of market exclusivity. We expect most of our future revenue and income to be based on payments we may receive for milestones and royalties associated with these assets as well as the periodic recognition of income under the EIR method.

The generation of future revenues and income related to licenses, milestone payments, and royalties is dependent on the achievement of milestones or product sales by our licensees. We generated a net loss of $13.8 million and net cash used in operating activities was $13.7 million for the year ended December 31, 2024, and we had an accumulated deficit of $1.2 billion as of December 31, 2024. We generated a net loss of $40.8 million and net cash used in operating activities was $18.2 million for the year ended December 31, 2023.

Significant Business Developments

Pulmokine Acquisition

In November 2024, we acquired Pulmokine to obtain an economic interest in seralutinib, a Phase 3 asset being studied in pulmonary arterial hypertension (PAH). We acquired all outstanding shares of Pulmokine for a $20.0 million cash payment at closing. In addition, we will pay success-based consideration contingent on future development and commercial performance to Pulmokine stockholders. In 2017, Pulmokine licensed seralutinib to Gossamer Bio, Inc., and in 2024, Gossamer Bio signed a global collaboration and license agreement with Chiesi Farmaceutici S.p.A. Subject to the terms of those agreements, we are eligible to receive net royalties ranging from the low to mid-single digits on commercial sales and we will retain a portion of future milestone payments.

Kinnate Acquisition

On February 16, 2024, we entered into the Kinnate Merger Agreement pursuant to which we acquired Kinnate through a tender offer for (i) $2.5879 in cash per share of Kinnate common stock, plus (ii) one non-transferable contractual CVR per share of Kinnate common stock. The merger closed on April 3, 2024 (the "Kinnate Merger Closing Date"), and XRA merged with and into Kinnate. Following the merger, Kinnate continued as the surviving entity in the merger and our wholly-owned subsidiary.

Each Kinnate CVR represents the right to receive potential payments pursuant to the terms and subject to the conditions of the Kinnate CVR Agreement. On February 27, 2024, Kinnate sold exarafenib and related IP to Pierre Fabre for an upfront cash consideration of $0.5 million and contingent consideration of $30.5 million upon the achievement of a certain specified milestone (the "Exarafenib Sale"). Kinnate CVR holders are entitled to 100% of any further net proceeds from this transaction, if any, until the fifth anniversary of the Kinnate Merger Closing Date, together with 85% of net proceeds, if any, from any license or other disposition of any or all rights to any product, product candidate or research program active at Kinnate as of the closing that occurs within one year of the Kinnate Merger Closing Date, subject to and in accordance with the terms of the Kinnate CVR Agreement. We are responsible for the collection and disbursement of any proceeds to which Kinnate CVR holders could be entitled.

Stock Repurchase Program

In January 2024, our Board authorized our first stock repurchase program, which permits us to purchase up to $50.0 million of our common stock through January 2027. Under the program, we have discretion in determining the conditions under which shares may be purchased from time to time, including through transactions in the open market, in privately negotiated transactions, under plans compliant with Rule 10b5-1 under the Exchange Act, as part of accelerated share repurchases or by other means in accordance with applicable laws. The manner, number, price, structure, and timing of the repurchases, if any, will be determined at our sole discretion and repurchases, if any, depend on a variety of factors, including legal requirements, price and economic and market conditions, royalty and milestone acquisition opportunities, and other factors. The repurchase authorization does not obligate us to acquire any particular amount of our common stock. The Board may suspend, modify, or terminate the stock repurchase program at any time without prior notice. As of December 31, 2024, we have purchased 660 shares of common stock pursuant to this stock repurchase program for $13,000.

Portfolio Updates – Royalty and Commercial Payment Purchase Agreements

Castle Creek Royalty Purchase Agreement

In February 2025, we contributed $5.0 million to Castle Creek Biosciences' $75.0 million syndicated royalty financing transaction led by Ligand. Through this transaction, we acquired a royalty interest in D-Fi (FCX-007), a Phase 3 asset being developed by Castle Creek Biosciences. D-Fi is being studied in dystrophic epidermolysis bullosa ("DEB"), a rare progressive and debilitating skin disorder. D-Fi has been granted Orphan Drug Designation for the treatment of DEB, as well as Rare Pediatric Disease, Fast Track, and Regenerative Medicine Advanced Therapy designations by the FDA.

Viracta Royalty Purchase Agreement

In April 2024, Day One announced that the FDA granted approval to Day One's NDA for OJEMDA. Pursuant to the Viracta RPA, we earned a $9.0 million milestone payment upon FDA approval, and we are also eligible to receive mid-single-digit royalties on net sales of OJEMDA. In accordance with the cost recovery method, $8.5 million was applied against the remaining long-term royalty receivables balance from the Viracta RPA and the remaining $0.5 million was recognized as income from purchased receivables. For the twelve months ended December 31, 2024, we recognized a total of $3.2 million in income from purchased receivables related to the Viracta RPA.

In May 2024, Day One announced that it sold its priority review voucher to an undisclosed buyer for $108.0 million. Pursuant to the Viracta RPA, we received a payment of $8.1 million related to the sale of the priority review voucher, which was recognized in other income during the twelve months ended December 31, 2024.

In December 2024, Viracta assigned to us all its rights, title, and interest in the license agreement with Day One related to OJEMDA. We did not acquire new rights to additional milestone and royalty payments as a result of this assignment.

Twist Bioscience Royalty Purchase Agreement

In October 2024, we entered into the Twist RPA. Under the terms of the agreement, we acquired 50% of certain contingent payments (including royalties, milestone payments, sublicense income, and option exercise payments) related to Twist's 60-plus early-stage programs across over 30 partners for a $15.0 million upfront payment. We are eligible to receive up to $0.5 billion in milestone payments and a 50% share of up to low-single-digit royalties on future commercial sales.

LadRx Agreements

In January 2024, Zevra announced that the FDA accepted its NDA resubmission for arimoclomol and pursuant to the LadRx AAA, we made a $1.0 million milestone payment to LadRx in January 2024.

In June 2024, the ImmunityBio License Agreement was terminated, and we entered into an amendment to the LadRx RPA. Under the LadRx RPA, as amended, we are eligible to receive potential low single-digit percentage royalty payments on aggregate net sales of aldoxorubicin if LadRx or any of its affiliates commercializes aldoxorubicin. Additionally, the amendment removed the remaining $4.0 million regulatory milestone payment under the original agreement that had been contingent upon the achievement of a specified regulatory milestone for the product candidate related to aldoxorubicin. If LadRx licenses aldoxorubicin to an applicable third party, we are eligible to receive potential high-single-digit percentage royalty payments on aggregate net sales of aldoxorubicin and a portion of any potential future milestone payments.

In September 2024, Zevra announced that the FDA granted approval to Zevra's NDA for MIPLYFFA for use in combination with miglustat for the treatment of neurological manifestations of Niemann-Pick Disease Type C. The achievement of the commercial milestone payment under the LadRx AAA was considered probable as of September 30, 2024, and we recognized a $1.0 million contingent liability. Pursuant to the LadRx AAA, we earned a $2.2 million milestone payment upon FDA approval (net of certain outbound payments to third parties), and we are also eligible to receive mid-single-digit royalties on net sales of MIPLYFFA.

Daré Royalty Purchase Agreements

In April 2024, we entered into the Daré RPAs pursuant to which we paid Daré $22.0 million to acquire (a) 100% of all remaining royalties related to XACIATO not already subject to the royalty-backed financing agreement Daré entered into in December 2023 and net of payments owed by Daré to upstream licensors, which equates to royalties ranging from low to high-single-digits, and all potential commercial milestones related to XACIATO that are payable to Daré under the Daré Organon License Agreement; (b) a 4% synthetic royalty on net sales of OVAPRENE and a 2% synthetic royalty on net sales of Sildenafil Cream, which will decrease to 2.5% and 1.25%, respectively, upon us achieving a pre-specified return threshold; and (c) a portion of Daré's right to a certain milestone payment that may become payable to Daré under the Bayer License Agreement. The Daré RPAs also provide for milestone payments to Daré of $11.0 million for each successive $22.0 million received by us under the Daré RPAs after we achieve a return threshold of $88.0 million.

Affitech Commercial Payment Purchase Agreement

Pursuant to our Affitech CPPA, we are eligible to receive commercial payments from Roche consisting of 0.5% of net sales of VABYSMO for a ten-year period following the first commercial sale in each applicable jurisdiction. VABYSMO is approved by the FDA and the EMA for the treatment of wet, or neovascular, age-related macular degeneration, diabetic macular edema, and macular edema following retinal vein occlusion. Payments are due from Roche within 60 days of December 31 and June 30 of each year.

In 2024, we received a total of $16.9 million representing our commercial payments received from sales of VABYSMO from July 1, 2023 through June 30, 2024. In February 2025, we received $11.1 million representing our commercial payment received from sales of VABYSMO during the second half of 2024. We used these cash receipts to fund contractual interest payments and partially repay the principal balance on our Blue Owl Loan (see Note 8 to the consolidated financial statements).

During the twelve months ended December 31, 2024, we recognized a total of $14.8 million in income from purchased receivables related to the Affitech CPPA under the EIR method for sales of VABYSMO.

Credit Losses on Purchased Receivables

Based on program updates we received during the year ended December 31, 2024, we recorded credit losses on purchased receivables for the following programs: $9.0 million related to the Aronora RPA, $14.0 million related to the Agenus RPA and $7.9 million related to the Talphera CPPA. The credit losses recorded for each of these programs represented the full remaining purchased receivable balance.

Portfolio Updates – License Agreements

Rezolute License Agreement

In April 2024, Rezolute dosed the first patient in its Phase 3 trial of RZ358, and we earned a $5.0 million milestone payment pursuant to our Rezolute License Agreement.

Alexion License Agreement

In December 2024, following its acquisition of Amolyt, Alexion exercised the option to continue developing anti-PTH1R monoclonal antibodies that originated from our discovery efforts as potential treatments for primary hyperparathyroidism and humoral hypercalcemia of malignancy. We will be eligible to receive up to $10.5 million in milestone payments and royalties ranging from low single to low double-digits on net commercial sales. Upon Alexion's exercise of the option, we earned a $0.5 million payment.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with GAAP requires us to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, revenues, income, and expenses, and related disclosures of contingent assets and liabilities. We routinely evaluate our estimates. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues, income, and expenses that are not readily apparent from other sources. Actual results may differ from those estimates under different assumptions and conditions.

Critical accounting estimates are those estimates that involve a significant level of judgment and/or estimation uncertainty and could have or are reasonably likely to have a material impact on our financial condition or results of operations. We believe the following critical accounting policies and estimates describe the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Purchase of Rights to Future Milestones, Royalties and Commercial Payments

We have purchased rights to receive a portion of certain future developmental, regulatory and commercial sales milestone payments, royalties and option fees on sales of products currently in clinical development or recently commercialized. We acquire such rights from various entities and record the amount paid for these rights as long-term royalty receivables. Agreements to purchase such rights do not have contractual terms typical of loans (such as contractual principal and interest amounts). As U.S. GAAP does not provide specific authoritative guidance covering such agreements, we have analogized and accounted for the purchased rights as a financial asset in accordance with ASC 310 as we believe our contractual rights to cash flows most closely resemble that of loans (see Note 5 to the consolidated financial statements).

Royalty and Commercial Payment Receivables (Cost Recovery Method)

We account for milestone and royalty rights related to developmental pipeline or recently commercialized products on a non-accrual basis using the cost recovery method for products where we are not able to reliably estimate the timing and amount of future cash flows. Our developmental pipeline products are non-commercial, non-approved products that require FDA or other regulatory approval, and thus have uncertain cash flows. As of December 31, 2024, the Company is unable to reliably estimate the timing and/or amount of future cash flows associated with certain commercial product receivables and thus accounts for them under the cost recovery method. The carrying values of receivables for commercial and non-commercial products are classified as current receivables based on whether payments to be received in the near term are presumed to become probable and reasonably estimable. Under the cost recovery method, any milestone, royalty, or other payment received is recorded as a direct reduction of the recorded purchased receivable balance. When the recorded purchased receivable balance has been fully collected, any additional amounts collected will be recognized as income from purchased receivables under the cost recovery method.

We rely on third-party information to calculate the income recognized during the period. If the information upon which such income amounts are derived is provided to us from partners or other third parties in arrears, the amount of income recognized is the amount that is not expected to be subsequently reversed in future periods. Any difference between the estimated and actual income amounts will be recognized in subsequent periods.

Royalty and Commercial Payment Receivables (Effective Interest Rate Method)

We account for milestone and royalty rights related to commercial products that have reliably estimable cash flows at amortized cost under the prospective effective interest rate method. Under the effective interest rate method, we calculate the effective interest rate by forecasting the expected cash flows to be received and paid over the life of the asset. The effective interest rate is recalculated at each reporting period as differences between expected cash flows and actual cash flows are realized and as there are changes to expected future cash flows. We estimate the expected cash flows based on information available to us from partners or other third parties. However, a shortened royalty term could result in a reduction in the effective interest rate, a decline in the carrying value of the receivable balance, or reductions in milestone or royalty payments compared to expectations.

We estimate the income recognized by multiplying the carrying value of the respective receivable under the effective interest rate method by the periodic interest rate. Variables affecting the recognition of income from purchased receivables under the effective interest rate method include any one of the following: (1) changes in expected cash flows of the underlying products, (2) regulatory approval of additional indications which leads to new cash flow streams, (3) changes to the estimated duration of the cash flows (e.g., patent expiration date) and (4) changes in amounts and timing of projected cash receipts and milestone payments. Any changes in the variables affecting the recognition of income from purchased receivables under the effective interest method is applied prospectively. The recognition of income from purchased receivables requires us to make estimates and assumptions around many factors, including those impacting the variables noted above.

Our prospective application of the effective interest rate method to measure royalty and commercial payment receivables requires our judgment in forecasting future expected cash flows and reliance on third-party information. We forecast expected sales based on sales projections of the underlying commercial products that are published in research analyst reports over the periods that we are entitled to rights to cash flows from royalties or milestones. Market research is generally based on analysis of factors such as commercial product growth in global economies, industry trends, and product life cycles. We consider commercial performance updates on regulatory approval for new indications or geographic areas or discontinuation of certain indications or geographic areas in our forecasting of future expected cash flows. We also consider royalty duration of the commercial products, which may be based on factors including but not limited to regulatory and marketing approval dates, patent expiration dates, first commercial sale, and generic sales. Loss of regulatory exclusivity, patent protection, or other additional factors that may be communicated to us by our partners or through third-party information may impact the royalty duration we use in forecasting future expected cash flows.

Contingent Payments

We may be obligated to make contingent payments related to certain product development milestones and sales-based milestones.

Under the cost recovery method, the contingent payments are evaluated to determine if they are subject to the provisions of ASC 815. Contingent payments subject to the scope of ASC 815 are measured at fair value at the inception of the arrangement, and subject to remeasurement to fair value during each reporting period. Any changes in the estimated fair value are recorded in the consolidated statements of operations. Contingent consideration payments that do not fall within the scope of ASC 815 are recognized when the amount is probable and estimable according to ASC 450.

Under the effective interest rate method, the amount and timing of contingent payments are included in the forecasted expected cash flows used to estimate royalty and commercial payment receivables and income from purchased receivables.

Allowance for Current Expected Credit Losses

We review our allowance for current expected credit losses on a quarterly basis based on updates from our partners, press releases and public information on clinical trials. Our current expected credit losses are based on an estimate of discounted future cash flows for our purchased receivables, which relies on assumptions including probability of technical success and discount rate. Changes to these assumptions could have a material impact on our financial statements.

Intangible Assets

Our intangible asset consists of IP from the acquisition of Pulmokine. Intangible assets are amortized based on our best estimate of the distribution of the economic value of the respective intangible assets, which is generally the expected regulatory exclusivity. We review our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount of an asset group to the future net undiscounted cash flows that the assets are expected to generate. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

Stock-Based Compensation

Stock-based compensation expense for stock options and other stock awards is estimated at the grant date based on the award's fair value-based measurement. The valuation of stock-based compensation awards is determined on the date of grant using the Black-Scholes Model. This model requires highly complex and subjective inputs, such as the expected term of the option and expected volatility. These inputs are subjective and generally require significant analysis and judgment to develop. Our current estimate of volatility is based on the historical volatility of our stock price. To the extent volatility in our stock price increases in the future, our estimates of the fair value of options granted in the future could increase, thereby increasing stock-based compensation expense recognized in future periods. To establish an estimate of expected term, we consider the vesting period and contractual period of the award and our historical experience of stock option exercises, post-vesting cancellations and volatility. The risk-free rate is based on the yield available on U.S. Treasury zero-coupon issues. Forfeitures are recognized as they occur.

The grant date fair values of PSUs with market conditions are determined using the Monte Carlo valuation model. This model requires highly complex and subjective inputs, such as probability estimates. We record compensation expense for PSUs based on graded expense attribution over the requisite service periods.

We review our valuation assumptions quarterly and update our valuation assumptions used to value stock-based awards granted in future periods utilizing then-current data. In future periods, as additional empirical evidence regarding input estimates becomes available, we may change or refine our approach of deriving these input estimates. These changes could impact our fair value-based measurement of stock options granted in the future. Changes in the fair value-based measurement of stock awards could materially impact our operating results.

Results of Operations

Income and Revenues

Total income and revenues for the years ended December 31, 2024 and 2023, were as follows (in thousands):

	Year Ended December 31,		
	2024	**2023**	**Change**
Income from purchased receivables under the EIR method..............	$ 15,066	$ —	$ 15,066
Income from purchased receivables under the cost recovery method.........	3,201	—	3,201
Revenue from contracts with customers	6,650	2,650	4,000
Revenue recognized under units-of-revenue method	3,570	2,108	1,462
Total income and revenues..	$ 28,487	$ 4,758	$ 23,729

Income from Purchased Receivables under the EIR Method

Income from purchased receivables under the EIR method for the year ended December 31, 2024 included estimated income under the EIR method related to sales of VABYSMO of $14.8 million and to sales of IXINITY of $0.3 million. There was no income from purchased receivables under the EIR method for the year ended December 31, 2023. We expect income related to VABYSMO to increase in future periods as we expect the related sales to increase in future periods.

Income from Purchased Receivables under the Cost Recovery Method

Income from purchased receivables under the cost recovery method for the year ended December 31, 2024 included $2.7 million in estimated income under the cost recovery method related to sales of OJEMDA and $0.5 million related to a milestone payment under the Viracta RPA. There was no income from purchased receivables under the cost recovery method for the year ended December 31, 2023. We expect income from royalties on OJEMDA, which was launched in the second quarter of 2024, to increase in future periods as we expect the related sales to increase in future periods.

Revenue from Contracts with Customers

Revenue from contracts with customers includes upfront fees, annual license fees and milestone payments related to the out-licensing of our legacy product candidates and technologies. Revenue from contracts with customers for the year ended December 31, 2024 primarily included a milestone payment of $5.0 million pursuant to our license agreement with Rezolute, the $0.5 million option fee under our license agreement with Alexion, and a milestone payment of $1.0 million pursuant to a license agreement with an undisclosed licensee. Revenue from contracts with customers for the year ended December 31, 2023 primarily included milestone payments of $1.5 million and $1.0 million pursuant to the license agreements with Janssen and an undisclosed licensee, respectively.

Revenue Recognized under Units-of-Revenue Method

Revenue recognized under the units-of-revenue method includes the amortization of unearned revenue from the sale of royalty interests to HCRP in 2016. The increase in revenue for the year ended December 31, 2024 compared with the year ended December 31, 2023 was due to increased sales of products underlying the agreements with HCRP.

R&D Expenses

R&D expense was $2.9 million for the year ended December 31, 2024, compared with $0.1 million for the year ended December 31, 2023. The increase of $2.8 million was due to clinical trial costs related to KIN-3248. We are in the process of finalizing this study, and we expect a decrease in related R&D costs in 2025. However, we may continue to incur R&D costs related to stability studies and the storage of materials from the remaining programs obtained in the Kinnate acquisition.

G&A Expenses

For the year ended December 31, 2024, G&A expenses were $34.5 million compared with $25.6 million for the year ended December 31, 2023. The increase of $8.9 million was primarily due to $7.4 million in costs associated with our acquisition of Kinnate, which primarily included $3.6 million in severance costs for exit packages provided to Kinnate senior leadership, $2.9 million in legal and consulting costs, $0.4 million in information technology costs, and $0.3 million in insurance costs. In addition, we had an increase of $1.2 million in stock-based compensation expenses primarily due to the PSU grant to Mr. Hughes in connection with his appointment as full-time CEO in January 2024.

We expect G&A expenses associated with our acquisition of Kinnate to decrease in future periods as we continue to wind down Kinnate operations.

Credit Losses on Purchased Receivables

Credit losses on purchased receivables were $30.9 million for the year ended December 31, 2024 and consisted of $9.0 million related to our Aronora RPA in the second quarter of 2024, $14.0 million related to our Agenus RPA in the third quarter of 2024, and $7.9 million related to our Talphera CPPA in the fourth quarter of 2024.

Credit losses on purchased receivables were $1.6 million for the year ended December 31, 2023 and consisted of the credit losses of $1.6 million related to our Bioasis RPAs in the second quarter of 2023.

Impairment Charges

Impairment charges were $14.2 million for the year ended December 31, 2023 and consisted of the impairment of our ObsEva intangible asset of $14.2 million in the fourth quarter of 2023. There were no impairment charges for the year ended December 31, 2024.

Arbitration Settlement Costs

Arbitration settlement costs of $4.1 million for the year ended December 31, 2023, consisted of the costs incurred related to the settlement of an arbitration proceeding with one of our licensees in the first quarter of 2023. There were no arbitration settlement costs for the year ended December 31, 2024.

Other Income (Expense)

Gain on the Acquisition of Kinnate

During the year ended December 31, 2024, we recognized a $19.3 million gain on the acquisition of Kinnate due to the fair value of net assets acquired in the acquisition of Kinnate exceeding the total purchase consideration (see Note 4 to the consolidated financial statements).

Change in Fair Value of Embedded Derivative Related to RPA

During the year ended December 31, 2024, we recognized an $8.1 million change in fair value of an embedded derivative related to RPA associated with a payment of $8.1 million for the sale of a priority review voucher by Day One, which we earned pursuant to the Viracta RPA (see Note 5 to the consolidated financial statements).

Interest Expense

The accretion of debt discount and debt issuance costs is included in interest expense. Interest expense is shown below for the years ended December 31, 2024 and 2023 (in thousands):

| | Year Ended December 31, | | |
	2024	2023	Change
Accrued interest expense	$ 12,490	$ 535	$ 11,955
Accretion of debt discount and debt issuance costs	1,350	34	1,316
Total interest expense	$ 13,840	$ 569	$ 13,271

We incurred $13.8 million and $0.6 million in interest expense for the years ended December 31, 2024 and 2023, respectively, as a result of interest incurred on the Blue Owl Loan.

Other Income (Expense), Net

The following table shows our activity in other income (expense), net for the years ended December 31, 2024 and 2023 (in thousands):

| | Year Ended December 31, | | |
	2024	2023	Change
Other income (expense), net			
Investment income	$ 6,493	$ 1,685	$ 4,808
Change in fair value of equity securities	131	(174)	305
Sublease income	272	—	272
Other	25	75	(50)
Total other income (expense), net	$ 6,921	$ 1,586	$ 5,335

Investment income increased by $4.8 million for the year ended December 31, 2024 compared with the same period in 2023 due to higher investment balances in 2024.

For the years ended December 31, 2024 and 2023, the change in fair value of equity securities was due to the change in market price for our investments in two public companies' equity securities.

Sublease income increased by $0.3 million for the year ended December 31, 2024, compared with the same period in 2023 due to the lease assignment agreement acquired under the Kinnate acquisition.

Benefit/Provision for Income Taxes

We recorded an income tax benefit of $5.7 million for the year ended December 31, 2024 and no income tax benefit/provision for the year ended December 31, 2023. We continue to maintain a full valuation allowance against our remaining net deferred tax assets. We had a total of $5.9 million of gross unrecognized tax benefits, none of which would impact our effective tax rate to the extent that we continue to maintain a full valuation allowance against our deferred tax assets. We do not expect our unrecognized tax benefits to change significantly over the next twelve months.

Liquidity and Capital Resources

The following table summarizes our unrestricted cash and cash equivalents, our working capital and our cash flow activities as of and for each of the periods presented (in thousands):

	December 31, 2024	December 31, 2023	Change
Cash and cash equivalents	$ 101,654	$ 153,290	$ (51,636)
Working capital	$ 101,230	$ 149,814	$ (48,584)

	Year Ended December 31,		Change
	2024	2023	
Net cash used in operating activities	$ (13,748)	$ (18,158)	$ 4,410
Net cash used in investing activities	(28,259)	(711)	(27,548)
Net cash (used in) provided by financing activities	(11,127)	120,593	(131,720)
Net (decrease) increase in cash, cash equivalents, and restricted cash	$ (53,134)	$ 101,724	$ (154,858)

Net cash used in operating activities decreased by $4.4 million for the year ended December 31, 2024 compared to the year ended December 31, 2023. The change was primarily driven by an increase in operating cash inflows from our partners and licensees (including $10.0 million related to the Viracta RPA after the full cost was recovered and $5.0 million from Rezolute), partially offset by $12.8 million in net payments related to Kinnate operations after our acquisition.

Net cash used in investing activities was $28.3 million for the year ended December 31, 2024 compared with net cash used in investing activities of $0.7 million for the year ended December 31, 2023. The difference was primarily due to new RPAs and CPPAs in 2024 (including $22.0 million for the Daré RPAs, $15.0 million for the Twist RPA, and $8.0 million for the Talphera CPPA), $20.2 million for the Pulmokine acquisition, and $3.2 million in purchases of equity securities in a publicly traded company, partially offset by $18.9 million net cash obtained in our Kinnate acquisition and an increase of $15.2 million in receipts under our RPAs, AAAs, and CPPAs.

Net cash used in financing activities for the year ended December 31, 2024 was $11.1 million compared with net cash provided by financing activities of $120.6 million for the year ended December 31, 2023. The difference was primarily driven by proceeds from our Blue Owl Loan in 2023.

Capital Resources

We have historically financed our operations and acquisitions through debt facilities, the issuance of our common stock, Series A and Series B Preferred Stock, and amounts received as milestone payments under our license agreements. Cash received from commercial payments related to sales of VABYSMO will be used to pay down the principal amount and interest due on our Blue Owl Loan until the loan is repaid in full. We also receive cash payments from our purchased receivables, and these receipts have been increasing in recent years as our portfolio matures. Below is a summary of the cash received from our purchased receivables and contracts with customers for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31,	
	2024	2023
Royalties and commercial payments		
VABYSMO	$ 16,888	$ 7,283
OJEMDA	1,413	—
IXINITY	1,613	1,674
Other	97	—
Total royalties and commercial payments	20,011	8,957
Other receipts from purchased receivables	19,250	5,000
Receipts from contracts with customers	7,100	1,650
Total cash receipts	$ 46,361	$ 15,607

We have incurred significant operating losses since our inception and as of December 31, 2024, we had an accumulated deficit of $1.2 billion. As of December 31, 2024, we had $101.6 million in unrestricted cash and cash equivalents and $4.8 million in restricted cash. Based on our current cash balance and our planned discretionary spending, such as royalty or other acquisitions, we believe that our current financial resources are sufficient to fund our planned operations, commitments, and contractual obligations for a period of at least one year following the filing date of this Annual Report.

The generation of future income and revenue related to licenses, milestone payments, and royalties is dependent on the achievement of milestones or product sales by our existing partners. Milestone payments earned in prior periods are not indicative of anticipated milestone payments in future periods. We may seek additional capital through our 2018 Common Stock ATM Agreement or our 2021 Series B Preferred Stock ATM Agreement (see Note 12 to the consolidated financial statements), or through other public or private debt or equity transactions. Our ability to raise additional capital in the equity and debt markets, should we choose to do so, is dependent on a number of factors, including, but not limited to, the market demand for our common and preferred stock, which are subject to a number of development and business risks and uncertainties, our creditworthiness and whether were are able to raise such additional capital at a price or on terms that are favorable to us, if at all.

Material Cash Requirements

Our material cash requirements in the short and long term consist of the following:

Operating Expenditures: Our primary uses of cash and our operating expenses include employee and related costs, consultant fees to support our administrative and business development efforts, legal and accounting fees, insurance costs, and costs associated with our investor relations and IT services.

To support our royalty aggregator business model, we engage third parties to assist in the evaluation of potential acquisitions of milestone payments and royalty streams. Additional operating expenses, including consulting and legal costs, may continue to increase in 2025 in response to an anticipated increase in the volume of royalty or acquisition targets evaluated or completed.

We have an operating lease for our headquarters in Emeryville, California that expires in April 2029. As of December 31, 2024, we expect to incur incremental undiscounted costs of $0.4 million associated with our building lease.

We will be required to make future R&D and G&A expenditures related to the obligations and liabilities we assumed in the Kinnate acquisition. We expect these costs to be funded in full by the cash we received upon close of the merger.

Share Repurchase Program: On January 2, 2024, our Board authorized our first stock repurchase program, which permits us to purchase up to $50.0 million of our common stock through January 2027. During the year ended December 31, 2024, we purchased a total of 660 shares of common stock pursuant to the stock repurchase program for $13,000.

Long-Term Debt: Under the Blue Owl Loan Agreement, the outstanding principal balance will bear interest at an annual rate of 9.875%. XRL began making payments of interest under the Blue Owl Loan Agreement semi-annually in March 2024 using the royalties received on worldwide net sales of VABYSMO, pursuant to the Affitech CPPA. On each interest payment date, any shortfall in interest payment will be paid from the interest reserve, any uncured shortfall in interest payment that exceeds the interest reserve will increase the outstanding principal amount of the loan, and any royalty payments in excess of accrued interest on the loan will be used to repay the principal of the loan until the balance is fully repaid. As of December 31, 2024, XRL held restricted cash of $4.8 million in reserve accounts that may only be used to pay interest and administrative fees and XRL's operating expenses pursuant to the Blue Owl Loan Agreement. As of December 31, 2024, the current and non-current portion of the initial term loan was $11.4 million and $106.8 million, respectively, and $3.4 million of the restricted cash was classified as non-current.

Exarafenib Milestone Contingent Consideration: Under the Kinnate CVR Agreement, Kinnate CVR holders are entitled to 100% of net proceeds of the $30.5 million potential milestone related to the sale of exarafenib to Pierre Fabre in February 2024. As the Exarafenib contingent consideration is not payable unless it is earned, we expect this payment to be fully funded by the receipt of the Exarafenib milestone asset.

Pulmokine Acquisition Contingent Consideration: Under the Pulmokine Merger Agreement, former Pulmokine shareholders are entitled to a portion of incoming receipts from the license agreement with Gossamer Bio. We expect these payments to be fully funded by the receipt of milestone and royalty payments from Gossamer Bio.

RPAs, AAAs, and CPPAs: A significant component of our business model is to acquire rights to potential future milestone payments and royalty payment streams. We expect to continue deploying capital toward these acquisitions in the near and long term.

We have paid $2.0 million for milestone payments due under our agreement with LadRx in January 2024 and November 2024 and $6.0 million for sales milestones due under our agreement with Affitech in March 2024. In March 2025, we paid the final $6.0 million in milestone payments due under the Affitech CPPA. We will be obligated to pay an additional $11.0 million for each successive $22.0 million received by us under the Daré RPAs after achievement of a return threshold of $88.0 million. We recorded $3.0 million of contingent consideration related to our RPAs, AAAs, and CPPAs on our consolidated balance sheets as of December 31, 2024.

In addition, we have potential sales-based milestone payments that may become due under our agreements with Aronora and Kuros. All of these milestones and royalty payments represent a portion of the funds we may receive in the future pursuant to these agreements, and therefore we expect these payments to be fully funded by the related royalty or commercial payment receipts.

Collaborative Agreements, Royalties and Milestone Payments: We may need to make potential future milestone payments and pay legal fees to third parties as part of our licensing and development programs. Payments under these agreements become due and payable only upon the achievement of certain developmental, regulatory, and commercial milestones by our licensees. Because it is uncertain if and when these milestones will be achieved, such contingencies, aggregating up to $6.3 million (assuming one product per contract meets all milestone events) have not been recorded on our consolidated balance sheet as of December 31, 2024. We are unable to determine precisely when and if our payment obligations under the agreements will become due as these obligations are based on milestone events, the achievement of which is subject to a significant number of risks and uncertainties. We expect all payments due to be funded by a portion of the related milestone or royalty revenue we receive or we expect these payments to be reimbursed by our licensees.

Dividends: Holders of our Series A Preferred Stock are entitled to receive, when and as declared by our Board, cumulative cash dividends at the rate of 8.625% of the $25.00 liquidation preference per year (equivalent to $2.15625 per share of Series A Preferred Stock per year). Holders of Series B Depositary Shares are entitled to receive, when and as declared by our Board, cumulative cash dividends at the rate of 8.375% of the $25,000 liquidation preference per share of Series B Preferred Stock ($25.00 per depositary share) per year, which is equivalent to $2,093.75 per year per share of Series B Preferred Stock ($2.09375 per year per depositary share). Dividends on the Series A and Series B Preferred Stock are payable in arrears on or about the 15th day of January, April, July, and October of each year. Since original issuance, all dividends have been paid as scheduled. We expect to continue making these dividend payments as scheduled using our existing capital resources.

Recent Accounting Pronouncements

See Note 2 to the consolidated financial statements for information regarding new accounting pronouncements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information required under this Item.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following consolidated financial statements of the Registrant, related notes and report of independent registered public accounting firm are set forth beginning on page F-1 of this Annual Report.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer (our principal executive officer) and our Senior Vice President, Finance and Chief Financial Officer (our principal financial and accounting officer), we conducted an evaluation of our disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of the end of the period covered by this Annual Report. Our disclosure controls and procedures are intended to help ensure that the information we are required to disclose in the reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Based on this evaluation, our Chief Executive Officer and our Senior Vice President, Finance and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this Annual Report.

Management's Report on Internal Control over Financial Reporting

Management, including our Chief Executive Officer and our Senior Vice President, Finance and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). The Company's internal control system is designed to provide reasonable assurance to our management and Board regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the U.S.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—*Integrated Framework (2013 Framework)*. Based on this assessment, management concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

This Annual Report does not include an attestation report from our registered public accounting firm regarding our internal control over financial reporting due to an exemption for "non-accelerated filers."

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. OTHER INFORMATION

(b) Trading Plans

During the fiscal quarter ended December 31, 2024, no director or Section 16 officer adopted or terminated any Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (in each case, as defined in Item 408(a) of Regulation S-K).

Item 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.


PART III


Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item will be included in our proxy statement for the 2025 Annual Meeting of Stockholders ("2025 Proxy Statement"), under the sections labeled *"Election of Directors," "Information about our Executive Officers," "Board Matters," "Insider Trading Policy"* and, as applicable, *"Delinquent Section 16(a) Reports"* and is incorporated by reference. The 2025 Proxy Statement will be filed with the SEC within 120 days after the end of the fiscal year to which this Annual Report relates.

Code of Ethics

The Company has adopted a Code of Ethics that applies to all of our employees, officers and directors including the Chief Executive Officer (principal executive officer) and the Senior Vice President, Finance and Chief Financial Officer (principal financial and principal accounting officer), or persons performing similar functions. Our Code of Ethics is posted on the Company's website at https://investors.xoma.com/corporate-governance. We intend to satisfy the applicable disclosure requirements regarding amendments to certain provisions of the Code of Ethics, or waivers of the Code of Ethics granted to executive officers and directors, by posting such information on our website within four business days following the date of the amendment or waiver.

Item 11. EXECUTIVE COMPENSATION

Information required by this Item will be included in our 2025 Proxy Statement under the sections labeled *"Compensation of Executive Officers," "Compensation of Directors,"* and *"Compensation Committee Interlocks"* and is incorporated by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item will be included in our 2025 Proxy Statement under the sections labeled *"Security Ownership of Certain Beneficial Owners and Management"* and *"Securities Authorized for Issuance under Equity Compensation Plans"* and is incorporated by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item will be included in our 2025 Proxy Statement under the sections labeled *"Board Matters"* and *"Transactions with Related Persons"* and is incorporated by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by this Item will be included in our 2025 Proxy Statement under the section labeled *"Ratification of the Selection of the Independent Registered Public Accounting Firm"* and is incorporated by reference.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are included as part of this Annual Report on Form 10-K:

(1) Financial Statements:

All financial statements of the Registrant referred to in Item 8 of this Annual Report on Form 10-K.

(2) Financial Statement Schedules:

All financial statements schedules have been omitted because the required information is included in the consolidated financial statements or the notes thereto or is not applicable or required.

(3) Exhibits:

The exhibits listed in the accompanying index to exhibits are filed, furnished, or incorporated by reference as part of this Annual Report on Form 10-K.

Exhibit Number	Exhibit Description	Incorporation By Reference			
		Form	SEC File No.	Exhibit	Filing Date
2.1	Agreement and Plan of Merger between the Company, Kinnate and Merger Sub, dated February 16, 2024	8-K	001-39801	2.1	02/16/2024
2.2	Contingent Value Rights Agreement, dated April 3, 2024, by and between the Company, XRA 1 Corp., Broadridge Corporate Issuer Solutions, LLC and Fortis Advisors LLC	8-K	001-39801	2.2	04/03/2024
3.1	Certificate of Incorporation of the Company	8-K12G3	000-14710	3.1	01/03/2012
3.2	Certificate of Amendment of Certificate of Incorporation of the Company	8-K	000-14710	3.1	05/31/2012
3.3	Certificate of Amendment to the Certificate of Incorporation of the Company	8-K	000-14710	3.1	05/28/2014
3.4	Certificate of Amendment to the Certificate of Incorporation of the Company	8-K	000-14710	3.1	10/18/2016
3.5	Certificate of Amendment to the Certificate of Incorporation of the Company	8-K	001-39801	3.1	07/09/2024
3.6	Certificate of Designation of Preferences, Rights and Limitations of Series X Convertible Preferred Stock	8-K	000-14710	3.1	02/16/2017
3.7	Certificate of Designation of 8.625% Series A Cumulative Perpetual Preferred Stock	8-K	000-14710	3.1	12/11/2020

Exhibit Number	Exhibit Description	Incorporation By Reference			
		Form	SEC File No.	Exhibit	Filing Date
3.8	Certificate of Designation of 8.375% Series B Cumulative Perpetual Preferred Stock	8-K	001-39801	3.1	04/08/2021
3.9	Certificate of Correction of the Certificate of Designation of 8.375% Series B Cumulative Perpetual Preferred Stock	10-Q	001-39801	3.8	08/05/2021
3.10	Certificate of Amendment to the Certificate of Designation of 8.375% Series B Cumulative Perpetual Preferred Stock of the Company	8-K	001-39801	3.1	08/05/2021
3.11	By-laws of the Company	8-K12G3	000-14710	3.2	01/03/2012
4.1	Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4, 3.5, 3.6, 3.7, 3.8, 3.9, 3.10, and 3.11				
4.2	Specimen of Common Stock Certificate	8-K	000-14710	4.1	01/03/2012
4.3	Deposit Agreement, dated effective April 9, 2021, by and among the Company, American Stock Transfer & Trust Company, LLC, as depositary, and the holders of the depositary receipts issued thereunder	8-K	001-39801	4.1	04/08/2021
4.4	Form of Warrants (May 2018 Warrants)	10-Q	000-14710	4.6	08/07/2018
4.5	Form of Warrants (March 2019 Warrants)	10-Q	000-14710	4.7	05/06/2019
4.6	Form of Warrant (December 2023) ($35.00 Exercise Price)	8-K	001-39801	4.1	12/19/2023
4.7	Form of Warrant (December 2023) ($42.50 Exercise Price)	8-K	001-39801	4.2	12/19/2023
4.8	Form of Warrant (December 2023) ($50.00 Exercise Price)	8-K	001-39801	4.3	12/19/2023
4.9	Form of Indenture	S-3	333-277794	4.6	03/08/2024
4.10[+]	Description of Registrant's Securities				
10.1*	Amended and Restated 2010 Long Term Incentive and Stock Award Plan	DEF 14A	001-39801	Appendix A	04/04/2023
10.2*	Form of Stock Option Agreement for Amended and Restated 2010 Long Term Incentive and Stock Award Plan	10-K	000-14710	10.6A	03/14/2012
10.3*	Form of Performance Stock Unit Agreement under the Amended and Restated 2010 Long Term Incentive and Stock Award Plan	8-K	001-39801	10.1	05/18/2023

Exhibit Number	Exhibit Description	Incorporation By Reference			
		Form	SEC File No.	Exhibit	Filing Date
10.4*	2016 Non-Equity Incentive Compensation Plan	10-Q	000-14710	10.1	05/04/2016
10.5*	Amended 2015 Employee Share Purchase Plan	8-K	000-14710	10.2	05/24/2017
10.6*	Form of Subscription Agreement and Authorization of Deduction under the 2015 Employee Stock Purchase Plan	S-8	333-204367	99.2	05/21/2015
10.7*	Officer Employment Agreement, dated August 7, 2017, between the Company and Thomas Burns	10-Q	000-14710	10.8	11/06/2017
10.8#*	Letter Amendment to Officer Employment Agreement dated April 1, 2022, between the Company and Thomas Burns	10-Q	001-39801	10.2	05/05/2022
10.9#*	Letter Amendment to Officer Employment Agreement dated November 1, 2022, between the Company and Thomas Burns	10-K	001-39801	10.10	03/09/2023
10.10*	Amended and Restated Change of Control Severance Agreement, dated August 7, 2017, to the Change of Control Severance Agreement, dated October 28, 2015, between the Company and Thomas Burns	10-Q	000-14710	10.10	11/06/2017
10.11*	Form of Amended and Restated Indemnification Agreement for Directors and Officers	10-K	001-39801	10.56	03/10/2021
10.12#*	The Retention and Severance Plan, dated March 31, 2022	10-Q	001-39801	10.1	05/05/2022
10.13#*	The Amended Retention and Severance Plan, dated October 25, 2022	10-K	001-39801	10.14	03/09/2023
10.14*	Officer Employment Agreement, dated January 3, 2023, between the Company and Owen Hughes	10-K	001-39801	10.15	03/09/2023
10.15*	Amended and Restated Officer Employment Agreement, dated January 8, 2024, between the Company and Owen Hughes	10-K	001-39801	10.16	3/8/2024
10.16*	Officer Employment Agreement, dated January 3, 2023, between the Company and Bradley Sitko	10-K	001-39801	10.16	03/09/2023
10.17*	Inducement Stock Option Agreement, by and between the Company and Owen Hughes	S-8	333-269459	99.2	01/30/2023

Exhibit Number	Exhibit Description	Incorporation By Reference			
		Form	SEC File No.	Exhibit	Filing Date
10.18*	Inducement Stock Option Agreement, by and between the Company and Owen Hughes	S-8	333-269459	99.3	01/30/2023
10.19*	Inducement Stock Option Agreement, by and between the Company and Bradley Sitko	S-8	333-269459	99.4	01/30/2023
10.20*	Inducement Stock Option Agreement, by and between the Company and Bradley Sitko	S-8	333-269459	99.5	01/30/2023
10.21†	Collaboration Agreement, dated as of November 1, 2006, between Takeda Pharmaceutical Company Limited and XOMA (US) LLC	10-K	000-14710	10.46	03/08/2007
10.22†	First Amendment to Collaboration Agreement, effective as of February 28, 2007, between Takeda Pharmaceutical Company Limited and XOMA (US) LLC	10-Q	000-14710	10.48	05/10/2007
10.23†	Second Amendment to Collaboration Agreement, effective as of February 9, 2009, among Takeda Pharmaceutical Company Limited and XOMA (US) LLC	10-K	000-14710	10.31B	03/11/2009
10.24†	License Agreement, dated December 6, 2017, between XOMA (US) LLC and Rezolute, Inc. (formerly AntriaBio)	10-K	000-14710	10.66	03/07/2018
10.25†	Amendment No. 1, dated March 30, 2018, to the License Agreement, dated December 6, 2017, between XOMA (US) LLC and Rezolute, Inc. (formerly AntriaBio, Inc.)	10-Q	000-14710	10.1	05/09/2018
10.26†	Amendment No. 2, dated January 7, 2019, to the License Agreement, dated December 6, 2017, between XOMA (US) LLC and Rezolute, Inc. (formerly AntriaBio)	10-K	000-14710	10.71	03/07/2019
10.27	Amendment No. 3, dated March 31, 2020, to the License Agreement, dated December 6, 2017, between XOMA (US) LLC and Rezolute, Inc. (formerly AntriaBio)	10-Q	000-14710	10.2	05/05/2020
10.28#	Commercial Payment Purchase Agreement, dated October 6, 2021, by and among XOMA (US) LLC and Affitech Research AS	10-K	001-39801	10.48	03/08/2021
10.29#	Royalty Purchase Agreement dated March 22, 2021 between XOMA (US) LLC and Viracta Therapeutics, Inc.	10-Q	001-39801	10.1	05/06/2021

		Incorporation By Reference			
Exhibit Number	Exhibit Description	Form	SEC File No.	Exhibit	Filing Date
10.30[+]	Amendment No. 1, dated March 4, 2024, to the Royalty Purchase Agreement dated March 22, 2021 between XOMA (US) LLC and Viracta Therapeutics, Inc.				
10.31[#]	Royalty Purchase Agreement, dated July 14, 2021, by and among XOMA (US) LLC and Kuros Royalty Fund (US) LLC	10-Q	001-39801	10.2	11/04/2021
10.32[#]	Assignment and Assumption Agreement, dated as of June 21, 2023, by and between XOMA (US) LLC and LadRx Corporation	10-Q	001-39801	10.3	08/08/2023
10.33[#]	Royalty Purchase Agreement, dated as of June 21, 2023, by and between XOMA (US) LLC and LadRx Corporation	10-Q	001-39801	10.4	08/08/2023
10.34[+]	Amendment No. 1, dated June 3, 2024, to the Royalty Purchase Agreement, dated as of June 21, 2023, by and between XOMA (US) LLC and LadRx Corporation				
10.35	Common Stock Sales Agreement, dated December 18, 2018, by and between the Company and H.C. Wainwright & Co., LLC	8-K	000-14710	10.1	12/18/2018
10.36	Amendment No. 1, dated March 10, 2021, to the Common Stock Sales Agreement, dated December 18, 2018, by and between the Company and H.C. Wainwright & Co., LLC	10-K	001-39801	10.59	03/10/2021
10.37[#]	At Market Issuance Sales Agreement, dated August 5, 2021, by and between the Company and B. Riley Securities, Inc.	8-K	001-39801	10.1	08/05/2021
10.38[#]	Loan Agreement dated December 15, 2023, between XRL 1 LLC, the lenders from time to time party thereto and Blue Owl Capital Corporation	10-K	001-39801	10.63	03/08/2024
10.39[#]	Sale, Contribution and Servicing Agreement dated as of December 15, 2023 by and among XOMA (US) LLC, as Seller, and solely for purposes of Section 2.03 and Section 4.03(b)(ii) therein, the Company, as Parent, on the one hand and XRL 1 LLC, as Purchaser, on the other hand	10-K	001-39801	10.64	03/08/2024
10.40[#]	Office Lease dated June 27, 2023 between KBSIII Towers at Emeryville, LLC and XOMA (US) LLC	10-K	001-39801	10.65	03/08/2024

Exhibit Number	Exhibit Description	Incorporation By Reference			
		Form	SEC File No.	Exhibit	Filing Date
10.41#	Net Office Lease dated August 5, 2021 between Presidio Trust and Kinnate Biopharma Inc.	10-Q	001-39801	10.1	08/13/2024
10.42#	Letter Agreement dated August 26, 2021 between Presidio Trust and Kinnate Biopharma Inc.	10-Q	001-39801	10.2	08/13/2024
10.43#	Landlord Consent to Assignment and Assumption of Lease dated February 1, 2024 by and among Presidio Trust, Kinnate Biopharma Inc., and Eventbrite, Inc.	10-Q	001-39801	10.3	08/13/2024
19.1+	Insider Trading Policy				
21.1+	Subsidiaries of the Company				
23.1+	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm				
31.1+	Certification of Chief Executive Officer, as required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934				
31.2+	Certification of Chief Financial Officer, as required by Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934				
32.1(1)	Certifications of Chief Executive Officer and Chief Financial Officer, as required by Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 and 18 U.S.C. §1350				
97	Incentive Compensation Clawback Policy	10-K	001-39801	97	03/08/2024
101.INS+	Inline XBRL Instance Document				
101.SCH+	Inline XBRL Taxonomy Extension Schema Document				
101.CAL+	Inline XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF+	Inline XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB+	Inline XBRL Taxonomy Extension Labels Linkbase Document				
101.PRE+	Inline XBRL Taxonomy Extension Presentation Linkbase Document				

Exhibit Number	Exhibit Description	Incorporation By Reference			
		Form	SEC File No.	Exhibit	Filing Date
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)				

† Confidential treatment has been granted with respect to certain portions of this exhibit. This exhibit omits the information subject to this confidentiality request. Omitted portions have been filed separately with the SEC.

* Indicates a management contract or compensation plan or arrangement.

+ Filed herewith.

\# Portions of this exhibit have been omitted as the Registrant has determined that (i) the omitted information is not material and (ii) the omitted material is of the type that the Registrant treats as private or confidential.

(1) Furnished herewith. The certifications that accompany this Annual Report on Form 10-K are not deemed filed with the SEC and are not to be incorporated by reference into any filing of the Registrant under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Annual Report on Form 10-K), irrespective of any general incorporation language contained in such filing.

Item 16. FORM 10-K SUMMARY

None.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 17th day of March 2025.


XOMA Royalty Corporation

By: /s/ OWEN HUGHES

Owen Hughes
Chief Executive Officer


POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Owen Hughes and Thomas Burns, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Owen Hughes **(Owen Hughes)**	Chief Executive Officer and Director (Principal Executive Officer)	March 17, 2025
/s/ Thomas Burns **(Thomas Burns)**	Senior Vice President, Finance and Chief Financial Officer (Principal Financial and Principal Accounting Officer)	March 17, 2025
/s/ Jack L. Wyszomierski **(Jack L. Wyszomierski)**	Chairman of the Board	March 17, 2025
/s/ Heather L. Franklin **(Heather L. Franklin)**	Director	March 17, 2025
/s/ Natasha Hernday **(Natasha Hernday)**	Director	March 17, 2025
/s/ Barbara Kosacz **(Barbara Kosacz)**	Director	March 17, 2025
/s/ Joseph M. Limber **(Joseph M. Limber)**	Director	March 17, 2025
/s/ Matthew Perry **(Matthew Perry)**	Director	March 17, 2025

Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of XOMA Royalty Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of XOMA Royalty Corporation and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive loss, stockholders' equity, and cash flows, for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Royalty and commercial payment receivables and Income from purchased receivables under the effective interest rate ("EIR") method — Refer to Notes 2 and 5 to the financial statements

Critical Audit Matter Description

The Company has purchased rights to receive a portion of certain future developmental, regulatory and commercial sales milestones, royalties and option fees on sales of products ("royalty and commercial payment receivables") currently in clinical development or recently commercialized. The carrying value of the total royalty and commercial payment receivables is $76.1 million as of December 31, 2024. For the year ended December 31, 2024, the Company recognized income from purchased receivables under the EIR method of $15.1 million. As explained in Note 2 to the consolidated financial statements, the Company accounts for royalty and commercial payment receivables either on a non-accrual basis using the cost recovery method or at amortized cost under the prospective EIR method. The Company accounts for rights to future milestones, royalties, and commercial payments related to commercial products with future cash flows that can be reliably estimated under the prospective EIR method. Additionally, management assesses all royalty and commercial payment receivables for current expected credit losses at each reporting date.

We identified the decision to account for a specific royalty and commercial payment receivable prospectively under the EIR method, the estimated cash flows used within the EIR method and the evaluation of expected credit losses as a critical audit matter. This determination was due to the judgments and assumptions used by management to estimate the future cash flows of each royalty and commercial payment receivable. Auditing the estimated future cash flows of the royalty and commercial payment receivables and related income recognized under the EIR method involved complex auditor judgment, because the assumptions used by management to estimate the expected cash flows from the underlying royalty and commercial payment receivable are affected by changes in market conditions such as commercial product growth in global economies, industry trends, product life cycles, regulatory approval in geographical areas, discontinuation of certain indications or geographic areas, and royalty duration.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the evaluation of assumptions used in the Company's estimated cash flows used for those royalty and commercial payment receivables accounted for under the EIR method, as well as the evaluation of assumptions used in the Company's credit loss assessment of the royalty and commercial payment receivables under both the EIR and cost recovery methods, included the following, among others:

- We evaluated the methodology and completeness and accuracy of the key assumptions used by management to forecast the expected cash flows of the Company's royalty and commercial payment receivables to assess whether those expected cash flows were reliably estimable. Our procedures included comparing past forecasts to actual results, where applicable, and comparing the expected cash flows to information from partners, third-party analyst reports or other published sales information. We compared the royalty duration utilized within the expected cash flows to the original purchase agreements and confirmed the terms of those original purchase agreements, and any subsequent amendments, with the counterparty.

- We recalculated the effective interest rate and associated income from purchase receivables under the EIR method.

- We evaluated the Company's assessment of expected credit losses by developing an independent expectation of expected credit losses through research of third-party disclosures and clinical trial news for programs associated with the milestone and royalty rights and comparing such expectation to those included in the Company's analysis.

- We inspected the Company's documentation of inquiries and written correspondence to obtain program updates from the selling parties of the milestone and royalty rights throughout the year and through the Company's reporting date and confirmed with the selling parties of the milestone and royalty rights that complete information known to the selling party regarding the associated research programs was provided timely, completely, and accurately to the Company.

/s/ Deloitte & Touche LLP

San Francisco, California
March 17, 2025

We have served as the Company's auditor since 2018.

XOMA ROYALTY CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	December 31, 2024	December 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 101,654	$ 153,290
Short-term restricted cash	1,330	160
Investment in equity securities	3,529	161
Trade and other receivables, net	1,839	1,004
Short-term royalty and commercial payment receivables under the EIR method	14,763	—
Short-term royalty and commercial payment receivables under the cost recovery method	413	14,215
Prepaid expenses and other current assets	2,076	483
Total current assets	125,604	169,313
Long-term restricted cash	3,432	6,100
Property and equipment, net	32	25
Operating lease right-of-use assets	319	378
Long-term royalty and commercial payment receivables under the EIR method	4,970	—
Long-term royalty and commercial payment receivables under the cost recovery method	55,936	57,952
Exarafenib milestone asset (Note 4)	3,214	—
Intangible assets, net	25,909	—
Other assets - long term	1,861	533
Total assets	$ 221,277	$ 234,301
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,053	$ 653
Accrued and other liabilities	5,752	2,768
Contingent consideration under RPAs, AAAs, and CPPAs	3,000	7,000
Operating lease liabilities	446	54
Unearned revenue recognized under units-of-revenue method	1,361	2,113
Preferred stock dividend accrual	1,368	1,368
Current portion of long-term debt	11,394	5,543
Total current liabilities	24,374	19,499
Unearned revenue recognized under units-of-revenue method – long-term	4,410	7,228
Exarafenib milestone contingent consideration (Note 4)	3,214	—
Long-term operating lease liabilities	483	335
Long-term debt	106,875	118,518
Total liabilities	139,356	145,580
Commitments and Contingencies (Note 13)		
Stockholders' equity:		
Preferred Stock, $0.05 par value, 1,000,000 shares authorized:		
8.625% Series A cumulative, perpetual preferred stock, 984,000 shares issued and outstanding as of December 31, 2024 and December 31, 2023	49	49
8.375% Series B cumulative, perpetual preferred stock, 1,600 shares issued and outstanding as of December 31, 2024 and December 31, 2023	—	—
Convertible preferred stock, 5,003 shares issued and outstanding as of December 31, 2024 and December 31, 2023	—	—
Common stock, $0.0075 par value, 277,333,332 shares authorized, 11,952,377 and 11,495,492 shares issued and outstanding as of December 31, 2024 and December 31, 2023, respectively	90	86
Additional paid-in capital	1,318,766	1,311,809
Accumulated other comprehensive income	73	—
Accumulated deficit	(1,237,057)	(1,223,223)
Total stockholders' equity	81,921	88,721
Total liabilities and stockholders' equity	$ 221,277	$ 234,301

The accompanying notes are an integral part of these consolidated financial statements.

XOMA ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended December 31,	
	2024	**2023**
Income and revenues:		
Income from purchased receivables under the EIR method	$ 15,066	$ —
Income from purchased receivables under the cost recovery method	3,201	—
Revenue from contracts with customers	6,650	2,650
Revenue recognized under units-of-revenue method	3,570	2,108
Total income and revenues	28,487	4,758
Operating expenses:		
Research and development	2,875	143
General and administrative	34,478	25,606
Credit losses on purchased receivables (Note 5)	30,904	1,575
Impairment charges (Note 4)	—	14,253
Arbitration settlement costs	—	4,132
Amortization of intangible assets	206	897
Total operating expenses	68,463	46,606
Loss from operations	(39,976)	(41,848)
Other income (expense):		
Gain on the acquisition of Kinnate	19,316	—
Change in fair value of embedded derivative related to RPA	8,100	—
Interest expense	(13,840)	(569)
Other income (expense), net	6,921	1,586
Net loss before income tax	(19,479)	(40,831)
Income tax benefit	5,658	—
Net loss	$ (13,821)	$ (40,831)
Net loss attributable to common stockholders (Note 11):		
Basic	$ (19,293)	$ (46,303)
Diluted	$ (19,293)	$ (46,303)
Net loss per share attributable to common stockholders:		
Basic	$ (1.65)	$ (4.04)
Diluted	$ (1.65)	$ (4.04)
Weighted-average shares used in computing net loss per share attributable to common stockholders:		
Basic	11,701	11,471
Diluted	11,701	11,471

The accompanying notes are an integral part of these consolidated financial statements.

XOMA ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Year Ended December 31,	
	2024	**2023**
Net loss.	$ (13,821)	$ (40,831)
Net unrealized gain on available-for-sale debt securities.	73	—
Comprehensive loss	$ (13,748)	$ (40,831)

The accompanying notes are an integral part of these consolidated financial statements

XOMA ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Series A Preferred Stock Shares	Amount	Series B Preferred Stock Shares	Amount	Convertible Preferred Stock Shares	Amount	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Comprehensive Income	Accumulated Deficit	Total Stockholders' Equity
Balance, December 31, 2023	984	$ 49	2	$	5	$	11,495	$ 86	$ 1,311,809	—	$ (1,223,223)	$ 88,721
Exercise of stock options	—	—	—	—	—	—	302	2	1,830	—	—	1,832
Stock-based compensation expense	—	—	—	—	—	—	—	—	10,312	—	—	10,312
Issuance of common stock related to 401(k) contribution and ESPP	—	—	—	—	—	—	20	1	287	—	—	288
Issuance of common stock related to PSUs	—	—	—	—	—	—	136	1	—	—	—	1
Repurchase of common stock	—	—	—	—	—	—	(1)	—	—	—	(13)	(13)
Preferred stock dividends	—	—	—	—	—	—	—	—	(5,472)	—	—	(5,472)
Net unrealized gain on available-for-sale debt securities	—	—	—	—	—	—	—	—	—	73	—	73
Net loss	—	—	—	—	—	—	—	—	—	—	(13,821)	(13,821)
Balance, December 31, 2024	984	$ 49	2	$	5	$	11,952	$ 90	$ 1,318,766	73	$ (1,237,057)	$ 81,921

	Series A Preferred Stock Shares	Amount	Series B Preferred Stock Shares	Amount	Convertible Preferred Stock Shares	Amount	Common Stock Shares	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance, December 31, 2022	984	$ 49	2	$	5	$	11,454	$ 86	$ 1,306,271	$ (1,182,392)	$ 124,014
Exercise of stock options	—	—	—	—	—	—	28	—	235	—	235
Stock-based compensation expense	—	—	—	—	—	—	—	—	9,099	—	9,099
Issuance of common stock warrants	—	—	—	—	—	—	—	—	1,470	—	1,470
Issuance of common stock related to 401(k) contribution and ESPP	—	—	—	—	—	—	13	—	206	—	206
Preferred stock dividends	—	—	—	—	—	—	—	—	(5,472)	—	(5,472)
Net loss	—	—	—	—	—	—	—	—	—	(40,831)	(40,831)
Balance, December 31, 2023	984	$ 49	2	$	5	$	11,495	$ 86	$ 1,311,809	$ (1,223,223)	$ 88,721

The accompanying notes are an integral part of these consolidated financial statements.

XOMA ROYALTY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,	
	2024	2023
Cash flows from operating activities:		
Net loss	$ (13,821)	$ (40,831)
Adjustments to reconcile net loss to net cash used in operating activities:		
Income from purchased receivables under the EIR method	(15,066)	—
Stock-based compensation expense	10,312	9,099
Credit losses on purchased receivables	30,904	1,575
Impairment charges	—	14,253
Gain on the acquisition of Kinnate	(19,316)	—
Income tax benefit	(5,658)	—
Change in fair value of contingent consideration under RPAs, AAAs, and CPPAs	—	(75)
Common stock contribution to 401(k)	118	123
Amortization of intangible assets	206	897
Depreciation	10	3
Accretion of long-term debt discount and debt issuance costs	1,350	34
Non-cash lease expense	60	119
Change in fair value of equity securities	(131)	174
Change in fair value of available-for-sale debt securities classified as cash equivalents	73	—
Changes in assets and liabilities:		
Trade and other receivables, net	(835)	(1,003)
Prepaid expenses and other assets	302	219
Accounts payable and accrued liabilities	1,598	(523)
Operating lease liabilities	(284)	(114)
Unearned revenue recognized under units-of-revenue method	(3,570)	(2,108)
Net cash used in operating activities	(13,748)	(18,158)
Cash flows from investing activities:		
Net cash acquired in Kinnate acquisition	18,926	—
Net payment for IP acquired under the Pulmokine Acquisition	(20,176)	—
Payments of consideration under RPAs, AAAs, and CPPAs	(53,000)	(14,650)
Receipts under RPAs, AAAs, and CPPAs	29,248	13,956
Purchase of equity securities	(3,237)	—
Purchase of property and equipment	(20)	(17)
Net cash used in investing activities	(28,259)	(711)
Cash flows from financing activities:		
Proceeds from issuance of long-term debt	—	130,000
Principal payments – debt	(6,902)	—
Debt issuance costs and loan fees paid in connection with long-term debt	(740)	(4,253)
Payment of preferred stock dividends	(5,472)	(5,472)
Repurchases of common stock	(13)	—
Proceeds from exercise of options and other share-based compensation	5,214	466
Taxes paid related to net share settlement of equity awards	(3,214)	(148)
Net cash (used in) provided by financing activities	(11,127)	120,593
Net (decrease) increase in cash, cash equivalents, and restricted cash	(53,134)	101,724
Cash, cash equivalents, and restricted cash as of the beginning of the period	159,550	57,826
Cash, cash equivalents, and restricted cash as of the end of the period	$ 106,416	$ 159,550
Supplemental cash flow Information:		
Cash paid for interest	$ 9,985	$ —
Right-of-use assets obtained in exchange for operating lease liabilities	$ —	$ 468
Non-cash investing and financing activities:		
Issuance of common stock warrants in connection with long-term debt	$ —	$ 1,470
Accrued issuance costs in connection with issuance of long-term debt	$ —	$ 501
Estimated initial fair value of contingent consideration under the LadRx Agreement	$ —	$ 1,000
Estimated initial fair value of the Exarafenib milestone asset in Kinnate acquisition	$ 2,922	$ —
Estimated initial fair value of the Exarafenib milestone contingent consideration in Kinnate acquisition	$ (2,922)	$ —
Right-of-use assets obtained in exchange for operating lease liabilities in Kinnate acquisition	$ 824	$ —
Relative fair value basis reduction of right-of-use assets in Kinnate acquisition	$ (824)	$ —
Accrual of contingent consideration under the Affitech CPPA	$ 3,000	$ 6,000
Accrual of contingent consideration under the LadRx AAA	$ 1,000	$ —
Preferred stock dividend accrual	$ 1,368	$ 1,368

The accompanying notes are an integral part of these consolidated financial statements.

XOMA Royalty Corporation
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

XOMA Royalty Corporation, a Delaware corporation, is a biotech royalty aggregator with a sizable portfolio of economic rights to future potential milestone and royalty payments associated with partnered commercial and pre-commercial therapeutic candidates. On July 10, 2024, the Company changed its name from XOMA Corporation to XOMA Royalty Corporation. The Company's portfolio was built through the acquisition of rights to future milestone payments, royalties and commercial payments, since its royalty aggregator business model was implemented in 2017. These acquisitions build upon out-licensing agreements for proprietary products and platforms held within the Company's portfolio. The Company's drug royalty aggregator business is primarily focused on early to mid-stage clinical assets in Phase 1 and 2 development, which the Company believes have significant commercial sales potential and that are licensed to well-funded partners with established expertise in developing and commercializing drugs. The Company also acquires milestone and royalty revenue streams on late-stage or commercial assets that are designed to address unmet markets or have a therapeutic advantage over other treatment options, and have long duration of market exclusivity. The Company expects most of its future income and revenue to be based on payments the Company may receive for milestones and royalties associated with these assets as well as the periodic recognition of income under the EIR method.

Liquidity and Financial Condition

The Company has incurred significant operating losses and negative cash flows from operations since its inception. As of December 31, 2024, the Company had cash, cash equivalents, and restricted cash of $106.4 million primarily related to financing cash inflows received in December 2023 pursuant to the Blue Owl Loan Agreement (see Note 8).

Based on the Company's current cash balance and its planned spending, such as on royalties and other acquisitions, the Company has evaluated and concluded its financial condition is sufficient to fund its planned operations, commitments, and contractual obligations for a period of at least one year following the date that these consolidated financial statements are issued.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions among consolidated entities were eliminated upon consolidation. The accompanying consolidated financial statements were prepared in accordance with U.S. GAAP for financial information and with the instructions to Form 10-K and Article 10 of Regulation S-X.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, revenue and expenses, and related disclosures. Management routinely evaluates its estimates including, but not limited to, those related to projected cash flows associated with income from purchased receivables under the EIR method, income from purchased receivables under the cost recovery method, revenue from contracts with customers, revenue recognized under the units-of-revenue method, royalty and commercial payment receivables, the Exarafenib milestone asset and contingent consideration, contingent consideration for purchased receivables, amortization of the Blue Owl Loan, accrued expenses, and stock-based compensation. The Company bases its estimates on historical experience and on various other market-specific and other relevant assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

Actual results may differ significantly from these estimates, including estimates such as the Company's income from purchased receivables under the EIR method, income from purchased receivables under the cost recovery method, amortization of the payments received from HCRP, and amortization of the Blue Owl Loan. Estimates related to income from purchased receivables under the EIR method are from commercial products that the Company has assessed to have reliably estimable cash flows based on the best information available from its partners or other third parties and from changes in expected cash flows for royalty and commercial receivables. Estimates related to income from purchased receivables under the cost recovery method may be based on the best information available to the Company from its partners or other third parties. Any changes to the estimated payments made by partners can result in a material adjustment to income reported. Under the contracts with HCRP, the amortization for the reporting period is calculated based on the payments expected to be made by the licensees to HCRP over the term of the arrangement. Any changes to the estimated payments by the licensees to HCRP can result in a material adjustment to revenue previously reported. The Company's amortization of the Blue Owl Loan is calculated based on the commercial payments expected to be received from Roche for VABYSMO under the Affitech CPPA. Any changes to the estimated commercial payments from Roche can result in a material adjustment to the interest expense and term loan balance reported.

Cash, Cash Equivalents, and Restricted Cash

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the consolidated statements of cash flows (in thousands):

	December 31, 2024	December 31, 2023
Unrestricted cash	$ 8,983	$ 124,938
Unrestricted cash equivalents	92,671	28,352
Total unrestricted cash and cash equivalents	$ 101,654	$ 153,290
Short-term restricted cash	1,330	160
Long-term restricted cash	3,432	6,100
Total restricted cash	$ 4,762	$ 6,260
Total unrestricted and restricted cash and cash equivalents	$ 106,416	$ 159,550

Cash and Cash Equivalents

Cash consists of bank deposits held in business checking and interest-bearing deposit accounts. Cash equivalent balances are defined as highly liquid financial instruments with an original maturity of three months or less that are both readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Cash equivalents held by the Company are in money market funds and U.S. treasury bills, and are classified as available-for-sale.

Allowance for credit losses are recorded for available-for-sale debt securities with unrealized losses. The amount of credit losses that can be recognized for available-for-sale debt securities is limited to the amount by which carrying value exceeds fair value, and previously recognized credit losses are reversed if the fair value increases.

As of December 31, 2024, all investments in debt securities were held in U.S. treasury bills and classified as available-for-sale. There was no allowance for credit losses on investments in debt securities as of December 31, 2024. The Company sold $40.5 million of available-for-sale debt securities during the year ended December 31, 2024 and immediately reinvested such proceeds into additional debt securities. During the year ended December 31, 2024, the Company realized gains of $0.4 million from those sales. There were no investments in debt securities as of December 31, 2023 and during the year ended December 31, 2023.

Cash equivalents classified as available-for-sale debt securities consisted of the following (in thousands):

| | December 31, 2024 | | | |
	Amortized Cost Basis	Unrealized Gains	Unrealized Losses	Estimated Fair Value
U.S. treasury bills	$ 20,294	$ 73	$ —	$ 20,367
Total debt securities	$ 20,294	$ 73	$ —	$ 20,367

| | December 31, 2023 | | | |
	Amortized Cost Basis	Unrealized Gains	Unrealized Losses	Estimated Fair Value
U.S. treasury bills	$ —	$ —	$ —	$ —
Total debt securities	$ —	$ —	$ —	$ —

Restricted Cash

Cash accounts with any type of restriction are classified as restricted cash. If restrictions are expected to be lifted or to be used to pay a third party in the next twelve months, the restricted cash account is classified as current.

The restricted cash balance may only be used to pay interest expense, administrative fees, and other allowable expenses pursuant to the Blue Owl Loan. On December 15, 2023, XRL deposited $6.3 million into reserve accounts in connection with the funding of the Blue Owl Loan (see Note 8), of which $5.8 million was deposited into a reserve account for interest and administrative fees and $0.5 million was deposited into an operating reserve account to cover operating expenses of XRL. In September 2024, upon receipt of a specified threshold of commercial payments from Roche's VABYSMO, $1.25 million was released from restricted cash to unrestricted cash pursuant to the terms of the Blue Owl Loan Agreement.

Payments of interest under the Blue Owl Loan Agreement are made semi-annually using commercial payments received since the immediately preceding interest payment date under the Affitech CPPA. On each interest payment date, if the commercial payments received are less than the total interest due for the respective quarter, XRL is expected to cover the shortfall in interest payment due from the reserve account.

Payments of administrative fees under the Blue Owl Loan Agreement are made semi-annually on January 1 and July 1 of each year from the reserve account. XOMA will be required to fund an additional $0.8 million into the administrative fee escrow account on July 1, 2027.

Concentration of Risk

Cash, cash equivalents, restricted cash, and receivables are financial instruments which potentially subject the Company to concentrations of credit risk, as well as liquidity risk.

The Company maintains cash balances at commercial banks. Balances commonly exceed the amount insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in such accounts.

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business but does not generally require collateral on receivables.

For the year ended December 31, 2024, four partners represented 52%, 18%, 13%, and 11% of total income and revenues. For the year ended December 31, 2023, three partners represented 44%, 32%, and 21% of total income and revenues. Two partners represented 70% and 27% of the trade and other receivables, net balance as of December 31, 2024. One partner represented 100% of the trade and other receivables, net balance as of December 31, 2023.

Purchase of Rights to Future Milestones, Royalties, and Commercial Payments

The Company has purchased rights to receive a portion of certain future developmental, regulatory and commercial sales milestones, royalties, and option fees on sales of products currently in clinical development or recently commercialized. Agreements to purchase such rights do not have contractual terms typical of loans (such as contractual principal and interest amounts). As U.S. GAAP does not provide specific authoritative guidance covering such agreements, the Company has analogized and accounted for the amounts paid for these rights as a financial asset that is akin to a loan in accordance with ASC 310 as the Company believes they most closely resemble that of loans under royalty and commercial payment receivables (see Note 5). In addition, the Company may be obligated to make contingent payments related to certain product development milestones and sales-based milestones.

Under the EIR method, the amount and timing of contingent payments are included in the forecasted expected cash flows used to estimate royalty and commercial payment receivables and income from purchased receivables.

Under the cost recovery method, the contingent payments are evaluated to determine if they are subject to the provisions of ASC 815. Contingent payments subject to the scope of ASC 815 are measured at fair value at the inception of the arrangement, and subject to remeasurement to fair value during each reporting period. Any changes in the estimated fair value are recorded in the consolidated statements of operations. Contingent consideration payments that do not fall within the scope of ASC 815 are recognized when the amounts are probable and reasonably estimable according to ASC 450.

Effective Interest Rate Method

The Company accounts for rights to future milestones, royalties, and commercial payments related to commercial products with future cash flows that can be reliably estimated at amortized cost under the prospective EIR method in accordance with ASC 835-30, Imputation of Interest. The EIR is calculated by forecasting the expected cash flows to be received and paid over the life of the asset relative to the receivable's carrying amount at the time when the Company determines that there are reliable cash flows. The carrying amount of a receivable is made up of the opening balance, which is increased by accrued income and expected cash payments and decreased by cash receipts in the period to arrive at the ending balance. The EIR is recalculated at each reporting period as differences between expected cash flows and actual cash flows are realized and as there are changes to the expected future cash flows. If the EIR for the current period is lower than the prior period and if the gross cash flows have declined (expected and collected), the Company records an allowance for the change in expected cash flows. Receivables related to income from purchased receivables under the EIR method totaled $19.8 million and zero as of December 31, 2024 and December 31, 2023, respectively, in connection with the reclassification from cost recovery method to EIR method for the Affitech CPPA and Aptevo CPPA (Note 5).

For income from purchased receivables under the EIR method, the accretable yield is recognized as income at the effective rate of return over the expected life of the royalty and commercial payment receivable. The amounts and duration of forecasted expected future cash flows used to calculate and measure income are largely impacted by research analyst coverage, commercial performance of the product, and contract or patent duration.

The prospective application of the EIR method to measure royalty and commercial payment receivables requires judgment in forecasting future expected cash flows and reliance on third-party information. The Company forecasts expected sales based on sales projections of the underlying commercial products that are published in research analyst reports over the periods that the Company is entitled to rights to cash flows from royalties or milestones. Market research is generally based on analysis of factors such as commercial product growth in global economies, industry trends, and product life cycles. The Company considers commercial performance updates on regulatory approval for new indications or geographic areas or discontinuation of certain indications or geographic areas in the forecasting of future expected cash flows. The Company also considers royalty duration of the commercial products, which may be based on factors including but not limited to regulatory and marketing approval dates, patent expiration dates, first commercial sale, and generic sales. Loss of regulatory exclusivity, patent protection, or other additional factors that may be communicated to the Company by its partners or through third-party information may impact the royalty duration that the Company uses in forecasting future expected cash flows.

Cost Recovery Method

When the purchase of rights to future milestones, royalties, and commercial payments involves future cash flows which cannot be reliably estimated, the Company accounts for such rights on a non-accrual basis using the cost recovery method. The Company's assessment of whether cash flows can be reliably estimated depends on a number of factors. For example, the Company has generally determined that rights related to programs in preclinical or clinical stages of development or that have had a very short commercialization period during which payments have not yet been received generally have cash flows that cannot be reliably estimated and therefore are accounted for under the cost recovery method. The related royalty and commercial payment receivable balance is classified as noncurrent or current based on whether payments are probable and reasonably expected to be received in the next twelve months. Under the cost recovery method, any milestone, royalty, or commercial payment received is recorded as a direct reduction of the recorded receivable balance. Under the cost recovery method, the Company does not recognize any income in accordance with ASC 835-30, Imputation of Interest and does not have any deferred fees or costs.

When the recorded royalty and commercial payment receivables have been fully collected, any additional amounts collected are recognized as income from purchased receivables under the cost recovery method. Receivables from such income from purchased receivables are included in trade and other receivables, net on the consolidated balance sheet and totaled $1.3 million and zero as of December 31, 2024 and December 31, 2023, respectively.

Income from purchased receivables under the cost recovery method includes income from milestone and royalty payments related to royalty and commercial payment transactions for which the cost has been fully recovered or impaired. The excess milestone and royalty payment received over a remaining receivable balance is recognized as income. If the information upon which such income amounts are derived is provided to the Company from partners or other third parties in arrears, the Company estimates the income earned during the period based upon the best information available such that the income recognized is not probable to be subsequently reversed in future periods.

Allowance for Current Expected Credit Losses

The Company evaluates the royalty and commercial payment receivables on a collective (i.e., pool) basis if they share similar risk characteristics. The Company evaluates a royalty and commercial payment receivable individually if its risk characteristics are not similar to other royalty and commercial payment receivables. The Company regularly reviews public information on clinical trials, press releases, and updates from its partners to identify any indicators that challenge the expected recovery of the royalty and commercial payment receivables.

Effective Interest Rate Method

At each reporting date, the Company evaluates royalty and commercial payment receivables under the EIR method by comparing the EIR at each reporting date to that of the prior period. If the EIR for the current period is lower than the prior period and if the gross cash flows have declined (expected and collected), the Company records an allowance for the change in expected cash flows. The allowance is measured as the difference between the royalty and commercial payment receivables' amortized cost basis and the net present value of the expected future cash flows, calculated based on the prior period's EIR. The amount is recognized as credit losses on purchased receivables expense that increases the royalty and commercial payment receivable asset's cumulative allowance, which reduces the net carrying value of the royalty and commercial payment receivable asset.

Cost Recovery Method

At each reporting date, for royalty and commercial payment receivables under the cost recovery method, if the Company determines expected future cash flows discounted to the current period are less than the carrying value of the asset, the Company will record a credit loss charge. The credit loss charge will be recognized as credit losses on purchased receivables expense that increases the royalty and commercial payment receivable asset's cumulative allowance, which reduces the net carrying value of the royalty and commercial payment receivable asset. In a subsequent period, if there is an increase in expected future cash flows, or if the actual cash flows are greater than previously expected, the Company will reduce the previously established cumulative allowance. Amounts not expected to be collected are written off against the allowance at the time that such a determination is made.

Revenue from Contracts with Customers

The Company recognizes revenue from all contracts with customers according to ASC 606, except for contracts that are within the scope of other standards, such as leases and financial instruments. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract on whether each promised good or service is distinct to determine those that are performance obligations. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation based on relative fair values, when (or as) the performance obligation is satisfied.

The Company does not assess whether a contract has a significant financing component if the expectation at contract inception is such that the period between payment by the customer and the transfer of the promised goods or services to the customer will be one year or less.

The Company recognizes revenue from its license arrangements. The terms of the arrangements generally include payment to the Company of one or more of the following: non-refundable, upfront license fees, development, regulatory and commercial milestone payments, and royalties on net sales of licensed products.

License of Intellectual Property

If the license to the Company's intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, the Company recognizes revenue from non-refundable, upfront fees allocated to the license when the license is transferred to the customer and the customer is able to use and benefit from the license. For licenses that are bundled with other promises, such as transfer of related materials, process and know-how, the Company utilizes judgement to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. Under the Company's license agreements, the nature of the combined performance obligation is the granting of licenses to the customers as the other promises are not separately identifiable in the context of the arrangement. Since the Company grants the license to a customer as it exists at the point of transfer and is not involved in any future development or commercialization of the products related to the license, the nature of the license is a right to use the Company's intellectual property as transferred. As such, the Company recognizes revenue related to the combined performance obligation upon completion of the delivery of the related materials, process and know-how (i.e., at a point in time).

Deferred revenue is recorded when upfront payments and fees are received prior to the satisfaction of performance obligations. Trade and other receivables, net is recorded when the Company has an unconditional right to consideration.

Milestone Payments

At the inception of each arrangement that includes development and regulatory milestone payments, the Company evaluates whether the milestones are considered probable of being reached and estimates the amount to be included in the transaction price. ASC 606 suggests two alternatives to use when estimating the amount of variable consideration: the expected value method and the most likely amount method. Under the expected value method, an entity considers the sum of probability-weighted amounts in a range of possible consideration amounts. Under the most likely amount method, an entity considers the single most likely amount in a range of possible consideration amounts. The Company uses the most likely amount method for development and regulatory milestone payments.

If it is probable that a significant cumulative revenue reversal would not occur, the associated milestone value is included in the transaction price. Milestone payments that are not within the control of the Company or the licensee, such as regulatory approvals, are not considered probable of being achieved until those approvals are received. The transaction price is then allocated to each performance obligation on a relative stand-alone selling price basis. The Company recognizes revenue as or when the performance obligations under the contract are satisfied. At the end of each subsequent reporting period, the Company re-evaluates the probability or achievement of each such milestone and any related constraint, and if necessary, adjusts its estimates of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment.

Royalties

For arrangements that include sales-based royalties, including milestone payments based on the level of sales, and the license is deemed to be the predominant item to which the royalties relate, the Company recognizes revenue at the later of (i) when the related sales occur, or (ii) when the performance obligation to which some or all of the royalty has been allocated has been satisfied (or partially satisfied).

Revenue Recognized under Units-of-Revenue Method

The Company has sold its rights to receive certain milestones and royalties on product sales. In the circumstance where the Company has sold its rights to future milestones and royalties under a license agreement and also maintains limited continuing involvement in the arrangement (but not significant continuing involvement in the generation of the cash flows that are due to the purchaser), the Company defers recognition of the proceeds it receives for the sale of milestone or royalty streams and recognizes such unearned revenue as revenue under the units-of-revenue method over the life of the underlying license agreement. Under the units-of-revenue method, amortization for a reporting period is calculated by computing a ratio of the proceeds received from the purchaser to the total payments expected to be made to the purchaser over the term of the agreement, and then applying that ratio to the period's cash payment.

Estimating the total payments expected to be received by the purchaser over the term of such arrangements requires management to use subjective estimates and assumptions. Changes to the Company's estimate of the payments expected to be made to the purchaser over the term of such arrangements could have a material effect on the amount of revenues recognized in any particular period.

Stock-Based Compensation

The Company recognizes compensation expense for all stock-based payment awards made to the Company's employees, consultants, and directors that are expected to vest based on estimated fair values. The valuation of stock option awards without performance conditions is determined at the date of grant using the Black-Scholes Model. The Black-Scholes Model requires inputs such as the expected term of the option, expected volatility, and risk-free interest rate. To establish an estimate of the expected term, the Company considers the vesting period and contractual period of the award and its historical experience of stock option exercises, post-vesting cancellations, and volatility. The estimate of expected volatility is based on the Company's historical volatility. The risk-free rate is based on the yield available on U.S. Treasury zero-coupon issues corresponding to the expected term of the award. The Company records forfeitures when they occur.

The valuation of RSUs is determined at the date of grant using the Company's closing stock price.

The Company records compensation expense for service-based awards on a straight-line basis over the requisite service period, which is generally the vesting period of the award, or to the date on which retirement eligibility is achieved, if shorter.

The grant date fair value of PSUs with market conditions is determined using the Monte Carlo valuation model. The Company records compensation expenses for PSUs based on graded expense attribution over the requisite service periods.

Equity Securities

The Company holds equity securities in publicly traded companies. Equity investments in publicly traded companies are classified in the consolidated balance sheets as investment in equity securities. Equity securities are measured at fair value, with changes in fair value recorded in the other income (expense), net line item of the consolidated statement of operations at each reporting period. The Company remeasures its equity investments at each reporting period until such time that the investment is sold or disposed of. If the Company sells an investment, any realized gains and losses on the sale of the securities will be recognized in the consolidated statement of operations in the period of sale.

Asset Acquisitions

As a first step, for each acquisition, the Company determines if it is an acquisition of a business or an asset acquisition under ASC 805. The guidance requires an initial screen test to determine if substantially all of the fair value of the gross assets acquired is concentrated in a single asset or group of similar assets. If the screen test is not met, the Company then further evaluates whether the assets or group of assets includes, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. Acquisitions of assets or a group of assets that do not meet the definition of a business are accounted for as asset acquisitions under ASC 805-50, using the cost accumulation method, whereby the cost of the acquisition, including certain transaction costs, is allocated to the assets acquired on the basis of relative fair values. If the fair value of net assets acquired, after allocating the excess of the fair value of net assets acquired to certain qualifying assets, exceeds the total cost of the acquisition, a bargain purchase gain is recognized in other income in the consolidated statements of operations.

Contingent payments in asset acquisitions are evaluated whether they are freestanding instruments or embedded derivatives. If the contingent payments fall within the scope of ASC 815, the contingent payments are measured at fair value at the acquisition date, and are subject to remeasurement to fair value each reporting period. The estimated fair value at the acquisition date is included in the cost of the acquired assets. Any subsequent changes in the estimated fair value are recorded in the consolidated statements of operations. Contingent consideration payments that are related to IPR&D assets are expensed as incurred. Contingent consideration payments that do not fall within the scope of ASC 815 are recognized when the amount is probable and estimable according to ASC 450.

Cash payments related to acquired assets are reflected as an investing cash flow in the Company's consolidated statements of cash flows.

Intangible Assets

Intangible assets are amortized based on the Company's best estimate of the distribution of the economic value of the respective intangible assets. Intangible assets are carried at cost less accumulated amortization. Amortization is included in amortization of intangible assets in the consolidated statements of operations.

Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount of an asset group to the future net undiscounted cash flows that the assets are expected to generate. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value of the asset group.

Leases

The Company leases its headquarters in Emeryville, California and acquired a lease from the Kinnate acquisition. The Company determines the initial classification and measurement of its right-of-use assets and lease liabilities at the lease commencement date and thereafter if modified. The lease term includes any renewal options and termination options that the Company is reasonably certain to exercise. The present value of lease payments is determined by using the interest rate implicit in the lease, if that rate is readily determinable; otherwise, the Company uses its incremental borrowing rate. The incremental borrowing rate is determined by using the rate of interest that the Company would pay to borrow on a collateralized basis an amount equal to the lease payments for a similar term and in a similar economic environment. The

Company estimated its incremental borrowing rate by adjusting the interest rate on its fully collateralized debt for the lease term length.

Rent expense for the operating lease is recognized on a straight-line basis, over the reasonably assured lease term based on total lease payments and is included in operating expenses in the consolidated statements of operations.

The Company has elected the practical expedient to not separate lease and non-lease components. The Company's non-lease components are primarily related to property maintenance, which varies based on future outcomes, and thus are recognized in rent expense when incurred.

The Company has also elected not to record on the consolidated balance sheets a lease for which the term is 12 months or less and does not include a purchase option that the Company is reasonably certain to exercise.

Long-Term Debt

Long-term debt represents the Company's term loan under the Blue Owl Loan Agreement, which the Company has accounted for as a debt financing arrangement. Interest expense is accrued using the EIR method over the estimated period the loan will be repaid. The allocated debt discount and debt issuance costs have been recorded as a direct deduction from the carrying amount of the related debt in the consolidated balance sheets and are being amortized and recorded as interest expense throughout the expected life of the Blue Owl Loan using the EIR method. The Company considered whether there were any embedded features in the Blue Owl Loan Agreement that require bifurcation and separate accounting as derivative financial instruments pursuant to ASC 815. See Note 8.

Warrants

The Company has issued warrants to purchase shares of its common stock in connection with its financing activities. The Company classifies these warrants as equity and recorded the warrants at fair value as of the date of issuance on the Company's consolidated balance sheet with no subsequent remeasurement. The issuance date fair value of the outstanding warrants was estimated using the Black-Scholes Model. The Black-Scholes Model required inputs such as the expected term of the warrants, expected volatility and risk-free interest rate. These inputs were subjective and required significant analysis and judgment. For the estimate of the expected term, the Company used the full remaining contractual term of the warrant. The estimate of expected volatility assumption is based on the historical price volatility observed on the Company's common stock. The risk-free rate is based on the yield available on U.S. Treasury zero-coupon issues corresponding to the expected term of the warrants.

Income Taxes

The Company accounts for income taxes using the liability method under which deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount which is more likely than not to be realizable.

The recognition, derecognition and measurement of a tax position is based on management's best judgment given the facts, circumstances and information available at each reporting date. The Company's policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.

Net Income (Loss) per Share Available to (Attributable to) Common Stockholders

The Company calculates basic and diluted income (loss) per share available to (attributable to) common stockholders using the two-class method. The Company's convertible Series X Preferred Stock participate in any dividends declared by the Company on its common stock and are therefore considered to be participating securities. The Company's

Series A and Series B Preferred Stock do not participate in any dividends or distribution by the Company on its common stock and are therefore not considered to be participating securities.

Under the two-class method, net income, as adjusted for any accumulated dividends on Series A and Series B Preferred Stock for the period, is allocated to each class of common stock and participating security as if all of the net income for the period had been distributed. Undistributed earnings allocated to participating securities are subtracted from net income in determining net income available to common stockholders. During periods of loss, the Company allocates no loss to participating securities because they have no contractual obligation to share in the losses of the Company. Basic net income (loss) per share available to (attributable to) common stockholders is then calculated by dividing the net income (loss) available to (attributable to) common stockholders by the weighted-average number of shares of common stock outstanding during the period. All participating securities are excluded from the basic weighted-average common shares outstanding.

Diluted net income (loss) per share available to (attributable to) common stockholders is based on the weighted-average number of shares outstanding during the period, adjusted to include the assumed exercise of certain stock options and warrants for common stock using the treasury method, if dilutive. The calculation assumes that any proceeds that could be obtained upon exercise of options and warrants would be used to purchase common stock at the average market price during the period. Adjustments to the denominator are required to reflect the related dilutive shares. The Company's Series A and Series B Preferred Stock become convertible upon the occurrence of specific events other than a change in the Company's share price and, therefore, are not included in the diluted shares until the contingency is resolved.

Share Repurchases

The Company has a stock repurchase program that is executed through purchases made from time to time, including in the open market. The Company retires repurchased shares of common stock, reducing common stock with any excess of cost over par value recorded to accumulated deficit. Issued and outstanding shares of common stock are reduced by the number of shares repurchased. No treasury stock is recognized in the consolidated financial statements. In August 2022, the Inflation Reduction Act enacted a 1% excise tax on net share repurchases after December 31, 2022. Any excise tax incurred on share repurchases is recognized as part of the cost basis of the shares acquired.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of two components: net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to gains and losses that under U.S. GAAP are recorded as an element of stockholders' equity but are excluded from net income (loss).

Reclassification

Certain reclassifications have been made to the previously issued audited consolidated financial statements to conform with the current period presentation. Specifically, within the consolidated balance sheet as of December 31, 2023, the short-term royalty and commercial payment receivables line has been reclassified to short-term royalty and commercial payment receivables under the cost recovery method and the long-term royalty and commercial payment receivables line has been reclassified to long-term royalty and commercial payment receivables under the cost recovery method. Specifically, within the consolidated statement of operations and consolidated statement of cash flows for the year ended December 31, 2023, $1.6 million of impairment charges has been reclassified to credit losses on purchased receivables.

Accounting Pronouncements Recently Adopted

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting*, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company adopted annual requirements under ASU 2023-07 during the annual period ended December 31, 2024 and will adopt interim requirements under ASU 2023-07 during the interim period ended March 31, 2025 (Note 14).

Recent Accounting Pronouncements Not Yet Adopted

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements: Codification Amendments in Response to the Securities and Exchange Commission's Disclosure Update and Simplification Initiative. ASU 2023-06 incorporates 14 of the 27 disclosure requirements published in SEC Release No. 33-10532: Disclosure Update and Simplification into various topics within the ASC. ASU 2023-06's amendments represent clarifications to, or technical corrections of, current requirements. For SEC registrants, the effective date for each amendment will be the date on which the SEC removes that related disclosure from its rules. Early adoption is prohibited. The Company does not expect the standard to have a material impact on its consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which includes amendments that further enhance income tax disclosures, primarily through standardization and disaggregation of rate reconciliation categories and income taxes paid by jurisdiction. The amendments are effective for all public entities for fiscal years beginning after December 15, 2024. Early adoption is permitted and should be applied either prospectively or retrospectively. The Company plans to adopt ASU 2023-09 and related updates effective January 1, 2025.

In November 2024, the Financial Accounting Standards Board (FASB) issued ASU 2024-03, "Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." ASU 2024-03 requires public companies to disclose, in the notes to the financial statements, specific information about certain costs and expenses at each interim and annual reporting period. This includes disclosing amounts related to employee compensation, depreciation, and intangible asset amortization. In addition, public companies will need to provide a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. ASU 2024-03 is effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Implementation of ASU 2024-03 may be applied prospectively or retrospectively. The Company is currently evaluating the impact that the updated standard will have on its financial statement disclosures.

3. Consolidated Financial Statement Details

Equity Securities

As of December 31, 2024 and 2023, investment in equity securities was $3.5 million and $0.2 million, respectively. For the years ended December 31, 2024 and 2023, the Company recognized a gain of $0.1 million and a loss of $0.2 million, respectively, due to the change in fair value of its investment in equity securities in the other income (expense), net line item of the consolidated statements of operations.

Intangible Assets, Net

The following table summarizes the cost, accumulated amortization, and net carrying value of the Company's intangible assets as of December 31, 2024 (in thousands):

	Cost	Accumulated Amortization	Net Carrying Value
As of December 31, 2024			
Pulmokine - Seralutinib IP (Note 4)	$ 26,115	$ 206	$ 25,909
Total intangible assets	$ 26,115	$ 206	$ 25,909

The following table summarizes the cost, accumulated amortization, impairment charge, and net carrying value of the Company's intangible assets as of December 31, 2023 (in thousands):

	Cost	Accumulated Amortization	Impairment Charge [1]	Net Carrying Value
As of December 31, 2023				
Obseva - Ebopiprant IP (Note 4)	$ 15,247	$ 994	$ 14,253	$ —
Total intangible assets	$ 15,247	$ 994	$ 14,253	$ —

(1) As of December 31, 2023, the termination of the Organon License agreement indicated that the carrying amount of $14.2 million for the Ebopiprant IP was not recoverable and the Company wrote off the entire finite-lived intangible asset in the consolidated balance sheets and included a $14.2 million impairment charge in the consolidated statements of operations.

The estimated remaining life of the intangible assets is 12 years. The following table presents the projected amortization expense for the next five years (in thousands):

	Intangible Asset Amortization
2025	$ 2,176
2026	2,176
2027	2,176
2028	2,176
2029	2,176
Total	$ 10,880

Accrued and Other Liabilities

Accrued and other liabilities consisted of the following (in thousands):

	December 31, 2024		December 31, 2023	
Accrued short-term interest payable	$	3,039	$	535
Accrued incentive compensation		1,555		1,203
Accrued clinical liabilities		306		—
Income taxes payable in connection with Pulmokine acquisition		280		—
Accrued legal and accounting fees		251		791
Accrued payroll and benefits		170		149
Other accrued liabilities		151		90
Total	$	5,752	$	2,768

Arbitration Proceeding

In June 2021, the Company initiated a binding arbitration proceeding with one of its licensees (the "Licensee") at the American Arbitration Association/International Centre for Dispute Resolution, and sought milestone and royalty payments under its license agreement. A hearing before a panel of arbitrators was held in November 2022, and the parties submitted post-hearing briefs. On March 21, 2023, the Company received an adverse decision in this arbitration proceeding. The panel of arbitrators declined to award the Company damages and ruled that the license agreement had expired. The panel ruled that the Company was responsible for the Licensee's costs as well as arbitrators' fees and administrative fees previously incurred by the Licensee of $4.1 million, which the Company paid in April 2023.

4. Acquisitions, Licensing and Other Arrangements

Pulmokine Acquisition

On November 26, 2024, the Company acquired Pulmokine to obtain an economic interest in seralutinib, a Phase 3 asset being studied in pulmonary arterial hypertension (PAH). The Company acquired all outstanding shares of Pulmokine for a $20.0 million cash payment at closing. In addition, the Company will pay success-based consideration contingent on future development and commercial performance to Pulmokine stockholders. In 2017, Pulmokine licensed seralutinib to Gossamer Bio and in 2024, Gossamer Bio signed a global collaboration and license agreement with Chiesi. Subject to the terms of those agreements, the Company is eligible to receive net royalties ranging from the low to mid-single digits on commercial sales and will retain a portion of future milestone payments.

As part of the Pulmokine Merger Agreement, the Company acquired an intangible asset related to seralutinib. The estimated useful life of the intangible asset was 12 years. The Company recognized $0.2 million of amortization expense in the consolidated statements of operations for the year ended December 31, 2024. No impairment indicators were identified, and no impairment was recorded during the year ended December 31, 2024.

Contingent consideration related to the seralutinib intangible asset could be payable subject to certain adjustments. The Company concluded that any contingent consideration related to seralutinib does not meet the definition of a derivative under ASC 815, and as such, the Company expects to recognize any related contingent consideration when probable and estimable as an operating expense within the consolidated statements of operations.

The total purchase consideration for Pulmokine, as of November 26, 2024, was as follows (in thousands):

Closing cash payment	$	19,998
Holdback amount		100
Transaction costs		435
Total purchase consideration	$	20,533

For tax purposes this transaction is treated as a stock purchase. As a result, the Company will not obtain a tax stepped-up basis in Pulmokine's underlying assets and will assume the carryover tax basis.

The Pulmokine acquisition was accounted for as an asset acquisition as the assets did not satisfy the definition of a "business" under ASC 805. As such, the Company recognized the acquired assets and liabilities based on the total purchase consideration, on a relative fair value basis.

The following table shows the allocation of the purchase consideration based on the relative fair value of assets acquired and liabilities assumed by the Company as of November 26, 2024 (in thousands):

Cash and cash equivalents	$ 357
Intangible assets	26,115
Deferred tax liability	(5,659)
Accrued and other liabilities	(280)
Net assets acquired	$ 20,533

Unaudited pro forma net loss was $16.0 million and $33.0 million for the year ended December 31, 2024 and 2023, respectively. Unaudited pro forma total income and revenues was $28.5 million and $14.8 million for the year ended December 31, 2024 and 2023, respectively. The unaudited pro forma financial information has been prepared from historical financial statements that have been adjusted to give effect to the acquisition of Pulmokine as though it had occurred on January 1, 2023. They include adjustments for revenue from a milestone payment and amortization expense. The unaudited pro forma financial information is not intended to reflect the actual results of operations that would have occurred if the acquisition had occurred on January 1, 2023, nor is it indicative of future operating results.

As of December 31, 2024, there were no contract assets or contract liabilities related to this arrangement and none of the costs to obtain or fulfill the contract were capitalized. The Company did not recognize any revenue related to this arrangement during the year ended December 31, 2024.

Kinnate Acquisition

On February 16, 2024, the Company entered into the Kinnate Merger Agreement, pursuant to which the Company acquired Kinnate through a tender offer for (i) $2.5879 in cash per share of Kinnate common stock, plus (ii) one non-transferable contractual CVR per share of Kinnate common stock. The merger closed on April 3, 2024 (the "Kinnate Merger Closing Date"), and XRA merged with and into Kinnate. Following the merger, Kinnate continued as the surviving entity in the merger and a wholly-owned subsidiary of the Company.

Each Kinnate CVR represents the right to receive potential payments pursuant to the terms and subject to the conditions of the Kinnate CVR Agreement. Prior to the Kinnate Merger Closing Date, on February 27, 2024, Kinnate sold one of its lead clinical drug candidates, exarafenib and related IP to Pierre Fabre for an upfront cash consideration of $0.5 million and contingent consideration of $30.5 million upon the achievement of a certain specified milestone (the "Exarafenib Sale"). Kinnate CVR holders are entitled to 100% of the proceeds of the $30.5 million contingent consideration from the Exarafenib Sale less any deductible expenses, if any, until the fifth anniversary of the Kinnate Merger Closing Date, together with 85% of net proceeds, if any, from any license or other disposition of any or all rights to any product, product candidate or research program active at Kinnate as of the closing that occurs within one year of the Kinnate Merger Closing Date, in each case subject to and in accordance with the terms of the Kinnate CVR Agreement. The Company expects to finalize licensing the remaining Kinnate assets in the first quarter of 2025. Under the Kinnate CVR Agreement, the Company is responsible for the collection and disbursement of any proceeds that Kinnate CVR holders could be entitled to Broadridge, the Kinnate CVR holders' rights agent.

As part of the Kinnate Merger Agreement, XOMA acquired an IPR&D asset related to KIN-3248, an inhibitor of Fibroblast Growth Factor Receptors, designed for the treatment of patients with intrahepatic cholangiocarcinoma, and urothelial carcinoma, as well as certain other solid tumors; the molecule is currently in a Phase 1 clinical study. Additionally, XOMA acquired pre-clinical intangible assets related to IP for the following: (i) KIN-8741, a highly selective c-MET inhibitor with broad mutational coverage, including acquired resistance mutations, in certain solid tumors driven by exon 14-altered and/or amplified c-MET; (ii) KIN-7136, a brain-penetrant MEK inhibitor; and (iii) CDK4, a potential brain-penetrant selective CDK4 inhibitor.

As of April 3, 2024, the Company concluded that the potential milestone from the Exarafenib Sale payable from Pierre Fabre to the Company of $30.5 million (the Exarafenib milestone asset) did not meet the definition of a derivative under ASC 815. The Exarafenib milestone asset met the definition of a financial asset and the Company elected to apply the fair value option in accordance with ASC 825 and recorded an initial estimated fair value of $2.9 million for the Exarafenib milestone asset (Note 6). Subsequent changes in the estimated fair value of the Exarafenib milestone asset, if any, are expected to be recorded in the consolidated statements of operations.

As of April 3, 2024, the Company concluded that the potential milestone from the Exarafenib Sale of $30.5 million payable by the Company to the Kinnate CVR holders (the Exarafenib milestone contingent consideration) met the definition of a derivative under ASC 815 and the Company recorded an initial estimated fair value of $2.9 million for the Exarafenib milestone contingent consideration (Note 6). Subsequent changes in the estimated fair value of the Exarafenib milestone contingent consideration, if any, are expected to be recorded in the consolidated statements of operations.

Potential contingent consideration related to KIN-3248, KIN-8741, KIN-7136, and KIN-7324 did not meet the definition of a derivative under ASC 815, and as such, the Company expects to expense any related costs as incurred.

In August 2021, Kinnate entered into an agreement to lease office space located in San Francisco, California. The lease commenced in January 2022 and expires on June 30, 2026. In February 2024, Kinnate entered into a lease assignment agreement with an assignee to assign the remainder of the lease commitment for the leased office space. Kinnate remained liable for lease payments should the assignee default, however Kinnate was not liable for the property taxes, insurance, and common area maintenance. As part of the Kinnate Merger Agreement, the Company acquired both the lease agreement and the related lease assignment agreement.

As of April 3, 2024, the Company concluded that the leased office space in San Francisco should be accounted for as an acquired lease and, in accordance with ASC 805, the Company retained the historical operating lease classification for the lease. In accordance with ASC 842, the Company accounted for the lease as if it had commenced on the Kinnate Merger Closing Date. The Company recognized operating lease liabilities of $0.8 million as of April 3, 2024.

As of April 3, 2024, the Company concluded that the lease assignment agreement should be accounted for as a sublease in accordance with ASC 842. As the assignee makes lease payments, the Company expects to record sublease income in the other income (expense), net line item in its consolidated statement of operations.

The total purchase consideration for Kinnate, as of April 3, 2024, was as follows (in thousands):

Closing cash payment[1]	$ 122,646
Estimated fair value of the Exarafenib milestone contingent consideration[2]	2,922
Transaction costs	809
Total purchase consideration	$ 126,377

(1) The closing cash payment was determined based on a total of 47,232,737 shares of Kinnate common stock tendered at closing, at a per share price of $2.5879, and the settlement of Kinnate RSUs and stock options under the Kinnate equity incentive plans (2,510,552 total underlying shares at a per share price of $2.5879), less the exercise price for the stock options.

(2) The fair value of the Exarafenib milestone contingent consideration was estimated using a probability-weighted discounted cash flow model for the amounts payable to Kinnate CVR holders under the Kinnate CVR Agreement upon the achievement of certain specified milestones associated with the Exarafenib Sale.

For tax purposes this transaction is treated as a stock purchase. As a result, the Company will not obtain a tax stepped-up basis in Kinnate's underlying assets and will assume the carryover tax basis.

The Kinnate acquisition was accounted for as an asset acquisition under ASC 805 as the assets did not satisfy the definition of a "business" under ASC 805. As such, the Company recognized the acquired assets and liabilities based on the total purchase consideration, on a relative fair value basis, after allocating the excess of the fair value of net assets acquired to certain qualifying assets (principally, the acquired IPR&D asset, intangible assets, and the right-of-use asset). On a relative fair value basis, the fair value of the IPR&D asset, intangible assets, and the right-of-use asset were reduced to zero. As the fair value of net assets exceeded the total purchase consideration, a bargain purchase gain was recognized on the acquisition of Kinnate in the consolidated statements of operations as of December 31, 2024.

The following table shows the allocation of the purchase consideration based on the relative fair value of assets acquired and liabilities assumed by the Company as of April 3, 2024 (in thousands):

Cash and cash equivalents	$ 142,381
Prepaid expenses and other current assets	3,223
Exarafenib milestone asset	2,922
Accrued and other liabilities	(2,009)
Operating lease liabilities	(322)
Long-term operating lease liabilities	(502)
Net assets acquired	$ 145,693
Reconciliation of net assets acquired to total purchase consideration:	
Net assets acquired	$ 145,693
Less: Gain on the acquisition of Kinnate	(19,316)
Total purchase consideration	$ 126,377

Subsequent to the acquisition, the Company incurred $3.6 million in severance charges related to the acquisition which was included in G&A expense in the consolidated statement of operations for the year ended December 31, 2024. As of December 31, 2024, the Company had fully paid the $3.6 million related to these severance charges.

Unaudited pro forma net loss was $13.8 million and $25.1 million for the year ended December 31, 2024 and 2023, respectively. There was no adjustment to the unaudited pro forma total income and revenues for the year ended December 31, 2024 and 2023 as Kinnate had no historical sales through December 31, 2023. The unaudited pro forma financial information has been prepared from historical financial statements that have been adjusted to give effect to the acquisition of Kinnate as though it had occurred on January 1, 2023. They include adjustments for severance expense and gain on the acquisition of Kinnate. The unaudited pro forma financial information is not intended to reflect the actual results of operations that would have occurred if the acquisition had occurred on January 1, 2023, nor is it indicative of future operating results.

Alexion

On December 19, 2024, following its acquisition of Amolyt, Alexion exercised the option to continue developing anti-PTH1R monoclonal antibodies that originated from the Company's discovery efforts as potential treatments for primary hyperparathyroidism and humoral hypercalcemia of malignancy. The Company will be eligible to receive up to $10.5 million in milestone payments and royalties ranging from low single to low double-digits on net commercial sales. Upon Alexion's exercise of the option, the Company earned a $0.5 million payment.

As of December 31, 2024, there were no contract assets or contract liabilities related to this arrangement and none of the costs to obtain or fulfill the contract were capitalized. The Company recognized $0.5 million in revenue from contracts with customers related to this arrangement during the year ended December 31, 2024.

Takeda

On November 1, 2006, the Company entered into the Takeda Collaboration Agreement with Takeda under which the Company agreed to discover and optimize therapeutic antibodies against multiple targets selected by Takeda.

Under the terms of the Takeda Collaboration Agreement, the Company may receive an aggregate of up to $19.0 million relating to TAK-079 (mezagitamab) and low-single-digit royalties on future sales of all products subject to this license. The Company's right to receive milestone payments expires on the later of the receipt of payment from Takeda of the last amount to be paid under the agreement or the cessation by Takeda of all research and development activities with respect to all program antibodies, collaboration targets or collaboration products. The Company's right to receive royalties expires on the later of 13.5 years from the first commercial sale of each royalty-bearing discovery product or the expiration of the last-to-expire licensed patent (or 12 years from first commercial sale if there is significant generic competition post patent-expiration).

In February 2009, the Company expanded the existing collaboration to provide Takeda with access to multiple antibody technologies, including a suite of research and development technologies and integrated information and data management systems. The Company may receive milestone payments of up to $3.3 million per discovery product candidate and low-single-digit royalties on future sales of all antibody products subject to this license. The Company's right to receive milestone payments expires on the later of the receipt of payment from Takeda of the last amount to be paid under the agreement or the cessation by Takeda of all research and development activities with respect to all program antibodies, collaboration targets or collaboration products. The Company's right to receive royalties expires on the later of 10 years from the first commercial sale of such royalty-bearing discovery product or the expiration of the last-to-expire licensed patent.

The Company has received $3.0 million of milestone payments since the inception of the agreement and is eligible to receive additional milestone payments of up to $16.0 million under the Takeda Collaboration Agreement.

As of December 31, 2024 and 2023, there were no contract assets or contract liabilities related to this arrangement and none of the costs to obtain or fulfill the contract were capitalized. The Company recognized $0.1 million in revenue from contracts with customers related to this arrangement during the years ended December 31, 2024 and 2023.

Rezolute

On December 6, 2017, the Company entered into a license agreement with Rezolute pursuant to which the Company granted an exclusive global license to Rezolute to develop and commercialize RZ358 (previously known as "X358") products for all indications. In addition, the Company entered into a common stock purchase agreement with Rezolute pursuant to which Rezolute agreed to issue to the Company, as consideration for receiving the license for RZ358, a certain number of its common stock in connection with any future equity financing activities.

Under the terms of the license agreement, Rezolute is responsible for all development, regulatory, manufacturing and commercialization activities associated with RZ358 and is required to make certain development, regulatory and commercial milestone payments to the Company of up to an aggregate of $232.0 million based on the achievement of pre-specified criteria. Under the license agreement, the Company is also eligible to receive royalties ranging from the high-single-digits to the mid-teens based upon annual net sales of any commercial product incorporating RZ358.

The Company concluded that the development and regulatory milestone payments are solely dependent on Rezolute's performance and achievement of the specified events. The Company determined that it is not probable that a significant cumulative revenue reversal will not occur in future periods for these future payments. Therefore, the remaining development and regulatory milestones are fully constrained and excluded from the transaction price until the respective milestone is achieved. Any consideration related to commercial milestones (including royalties) will be recognized when the related sales occur as they were determined to relate predominantly to the licenses granted to Rezolute and therefore, have also been excluded from the transaction price. At the end of each reporting period, the Company will update its assessment of whether an estimate of variable consideration is constrained and update the estimated transaction price accordingly.

Rezolute's obligation to pay royalties with respect to a particular RZ358 product and country will continue for the later of the date of expiration of the last valid patent claim covering the product in each country, or 12 years from the date of the first commercial sale of the product in each country. Rezolute's future royalty obligations in the U.S. will be reduced by 20% if the manufacture, use or sale of a licensed product is not covered by a valid patent claim, until such a claim is confirmed.

Pursuant to the license agreement, XOMA is eligible to receive a low single-digit royalty on sales of Rezolute's other non-RZ358 products from its current programs, including RZ402 which has completed a Phase 2 clinical study. Rezolute's obligation to pay royalties with respect to a particular Rezolute product and country will continue for the longer of 12 years from the date of the first commercial sale of the product in each country or for so long as Rezolute or its licensee is selling such product in any country, provided that any such licensee royalty will terminate upon the termination of the licensee's obligation to make payments to Rezolute based on sales of such product in each country.

The license agreement contains customary termination rights relating to material breach by either party. Rezolute also has a unilateral right to terminate the license agreement in its entirety on ninety days' notice at any time. To the extent permitted by applicable laws, the Company has the right to terminate the license agreement if Rezolute challenges the licensed patents.

No consideration was exchanged upon execution of the arrangement. In consideration for receiving the license for RZ358, Rezolute agreed to issue shares of its common stock and pay cash to the Company upon the occurrence of any future equity financing activities.

The license agreement was subsequently amended in 2018, 2019 and 2020. Pursuant to the terms of the license agreement as amended, the Company received a total of $6.0 million upon Rezolute's equity financing activities and $8.5 million in installment payments through October 2020. The Company also received 161,861 shares of Rezolute's common stock (as adjusted for the 1:50 reverse stock split in October 2020).

In January 2022, Rezolute dosed the last patient in its Phase 2b clinical trial for RZ358, which triggered a $2.0 million milestone payment due to the Company pursuant to the Rezolute License Agreement, as amended.

In April 2024, Rezolute dosed the first patient in its Phase 3 trial of RZ358 and the Company earned a $5.0 million milestone pursuant to the Rezolute License Agreement, as amended.

As of December 31, 2024 and 2023, there were no contract assets or contract liabilities related to this arrangement. None of the costs to obtain or fulfill the contract were capitalized. The Company recognized $5.0 million in revenue from contracts with customers related to this arrangement during the year ended December 31, 2024. The Company did not recognize any revenue related to this arrangement during the year ended December 31, 2023.

Janssen

In August 2019, the Company entered into an agreement with Janssen pursuant to which the Company granted a non-exclusive license to Janssen to develop and commercialize certain product candidates, including XOMA's patents and know-how. Under the agreement, Janssen made a one-time payment of $2.5 million to XOMA. Additionally, for each product candidate, the Company is entitled to receive milestone payments of up to $3.0 million upon Janssen's achievement of certain clinical development and regulatory approval milestones. Additional milestone payments may be due for product candidates which are the subject of multiple clinical trials. Upon commercialization, the Company is eligible to receive a 0.75% royalty on net sales of each product. Janssen's obligation to pay royalties with respect to a particular product and country will continue until the eighth-year-and-sixth-month anniversary of the first commercial sale of the product in such country. The agreement will remain in effect unless terminated by mutual written agreement.

The Company concluded that the agreement should be accounted for separately from any prior arrangements with Janssen and that the license grant is the only performance obligation under the new agreement. The Company recognized the entire one-time payment of $2.5 million as revenue for the year ended December 31, 2019 as it had completed its performance obligation.

The Company concluded that the development and regulatory milestone payments are solely dependent on Janssen's performance and achievement of specified events and thus it is not probable that a significant cumulative revenue reversal will not occur in future periods for these future payments. Therefore, the development and regulatory milestones are fully constrained and excluded from the transaction price until the respective milestone is achieved. Any consideration related to royalties will be recognized when the related sales occur as they were determined to relate predominantly to the license granted to Janssen and therefore, have also been excluded from the transaction price. At the end of each reporting period, the Company will update its assessment of whether an estimate of variable consideration is constrained and update the estimated transaction price accordingly.

As of December 31, 2024 and 2023, there were no contract assets or contract liabilities related to this arrangement. None of the costs to obtain or fulfill the contract were capitalized. The Company did not recognize any revenue related to this arrangement for the year ended December 31, 2024. The Company recognized milestone payments of $1.5 million in the consolidated statement of operations for the year ended December 31, 2023.

ObsEva

On November 21, 2022, the Company entered into the ObsEva IP Acquisition Agreement pursuant to which the Company acquired all of ObsEva's intellectual property (patents and know-how) and license agreement rights related to ebopiprant, an investigational compound previously licensed by ObsEva from Merck KGaA. The Company also assumed ObsEva's ongoing rights and obligations under the Organon License Agreement and the Merck KGaA License Agreement. The Company paid ObsEva a $15.0 million upfront payment at closing.

On October 23, 2023, Organon notified the Company of its intent to terminate for convenience the Organon License Agreement, which XOMA assumed pursuant to the ObsEva IP Acquisition Agreement dated November 21, 2022. The termination was effective as of January 21, 2024. The Company would not be entitled to any milestone payments with respect to any milestone achieved by Organon following the notice of termination. No material early termination penalties were payable by either party. The Company evaluated the related intangible asset balance for impairment in the fourth quarter of 2023 and recorded an impairment charge of $14.2 million, writing off the entire finite-lived intangible asset in the consolidated balance sheet and recognizing an impairment charge in its consolidated statement of operations.

The Company did not recognize any revenue related to this arrangement during the years ended December 31, 2024 and 2023.

Sale of Future Revenue Streams

On December 21, 2016, the Company entered into two royalty interest sale agreements (together, the "Royalty Sale Agreements") with HCRP. Under the first Royalty Sale Agreement, the Company sold its right to receive milestone payments and royalties on future sales of products subject to a License Agreement, dated August 18, 2005, between XOMA and Wyeth Pharmaceuticals (subsequently acquired by Pfizer, Inc.) for an upfront cash payment of $6.5 million, plus potential additional payments totaling $4.0 million in the event three specified net sales milestones were met in 2017, 2018 and 2019. Based on actual sales, 2017, 2018, and 2019 sales milestones were not achieved. Under the second Royalty Sale Agreement entered into in December 2016, the Company sold its right to receive certain royalties under an Amended and Restated License Agreement dated October 27, 2006 between XOMA and Dyax Corp. for a cash payment of $11.5 million. The Company recorded the total proceeds of $18.0 million as unearned revenue recognized under the units-of-revenue method as the Royalty Sale Agreements were structured as a non-cancellable sale, in which the Company does not have significant continuing involvement in the generation of the cash flows due to HCRP and there are no guaranteed rates of return to HCRP.

The Company allocated the total proceeds between the two Royalty Sale Agreements based on the relative fair value of expected payments to be made to HCRP under the license agreements. Under the units-of-revenue method, amortization for a reporting period is calculated by computing a ratio of the allocated proceeds received from HCRP to the payments expected to be made by the licensees to HCRP over the term of the Royalty Sale Agreements, and then applying that ratio to the period's cash payment. During the third quarter of 2018, the Shire product underlying the Dyax

Corp. license agreement was approved, and the Company began recognizing revenue under the units-of-revenue method due to sales of the approved product.

The Company recognized $3.6 million and $2.1 million as revenue under the units-of-revenue method under these arrangements during the years ended December 31, 2024 and 2023, respectively. As of December 31, 2024, the current and non-current portion of the remaining unearned revenue recognized under the units-of-revenue method was $1.4 million and $4.4 million, respectively. As of December 31, 2023, the Company classified $2.1 million and $7.2 million as current and non-current unearned revenue recognized under the units-of-revenue method, respectively.

5. Royalty and Commercial Payment Purchase Agreements

Fully Recovered Royalty and Commercial Payment Purchase Agreements Under the Cost Recovery Method

Viracta Royalty Purchase Agreement

On March 22, 2021, the Company entered into the Viracta RPA, as amended March 4, 2024, pursuant to which the Company acquired the right to receive future royalties, milestone payments, and other payments related to two clinical-stage drug candidates for an upfront payment of $13.5 million. The first candidate, DAY101 (tovorafenib, a pan-RAF kinase inhibitor), now marketed as OJEMDA, and the second candidate, vosaroxin (a topoisomerase II inhibitor), is being developed by Denovo Biopharma LLC. The Company acquired the right to receive (i) up to $54.0 million in potential milestone payments, potential royalties on sales, if approved, and a portion of potential other payments related to DAY101, excluding up to $5.0 million retained by Viracta, and (ii) up to $57.0 million in potential regulatory and commercial milestones, and high-single-digit royalties on sales related to vosaroxin, if approved.

At the inception of the Viracta RPA, the Company recorded $13.5 million as long-term royalty and commercial payment receivables under the cost recovery method in its consolidated balance sheet.

On October 30, 2023, the Company earned a $5.0 million milestone payment pursuant to the Viracta RPA related to the FDA's acceptance of Day One's NDA for OJEMDA. In accordance with the cost recovery method, the $5.0 million milestone payment received was recorded as a direct reduction of the recorded long-term royalty and commercial payment receivables under the cost recovery method balance.

On April 23, 2024, Day One announced that the FDA granted approval to Day One's NDA for OJEMDA. Pursuant to the Viracta RPA, the Company earned a $9.0 million milestone payment upon FDA approval and is also eligible to receive mid-single-digit royalties on sales of OJEMDA. In accordance with the cost recovery method, $8.5 million of the milestone payment was recorded as a direct reduction of the remaining recorded long-term royalty and commercial payment receivables under the cost recovery method balance and the excess balance of $0.5 million was recorded as income from purchased receivables under the cost recovery method in the consolidated statement of operations for the year ended December 31, 2024.

On May 30, 2024, Day One announced that it sold its priority review voucher to an undisclosed buyer for $108.0 million. Pursuant to the Viracta RPA, the Company received a payment of $8.1 million related to the sale. The rights to proceeds upon the sale of the priority review voucher was determined to be an embedded derivative which had no value prior to FDA approval of OJEMDA. The Company recorded a change in the fair value of the embedded derivative of $8.1 million in other income in the consolidated statement of operations for the year ended December 31, 2024.

As of June 30, 2024, the Company had fully collected the purchase price recorded in long-term royalty and commercial payment receivables under the cost recovery method related to the Viracta RPA in its consolidated balance sheet and, as such, subsequent royalties received are recorded as income from purchased receivables under the cost recovery method.

No allowance for credit losses was recorded as of December 31, 2023. As there was no remaining balance in long-term royalty and commercial payment receivables under the cost recovery method related to the Viracta RPA in its consolidated balance sheet as of December 31, 2024, the Company did not need to perform its periodic credit loss assessment for the year ended December 31, 2024.

On December 3, 2024, the Company entered into the Viracta Assignment Agreements with Viracta, through which the Company became the patent holder of the IP and know-how related to OJEMDA that was out-licensed to Day One and where Viracta assigned to the Company all its rights, title, and interest in the Day One License Agreement. The Company did not acquire new rights to additional milestone and royalty payments as a result of the execution of the Viracta Assignment Agreements that were not acquired under the Viracta RPA.

As of December 31, 2024, there was $1.3 million in trade and other receivables, net related to this arrangement. As of December 31, 2023, there was no trade and other receivables, net related to this arrangement. The Company recognized $3.2 million in income from purchased receivables under the cost recovery method related to this arrangement during the year ended December 31, 2024. The Company did not recognize any income related to this arrangement during the year ended December 31, 2023.

Royalty and Commercial Payment Purchase Agreements Under the EIR Method

Short-term royalty and commercial payment receivables under the EIR method were $14.8 million and zero as of December 31, 2024 and 2023, respectively. Long-term royalty and commercial payment receivables under the EIR method were $5.0 million and zero as of December 31, 2024 and 2023, respectively.

Affitech Commercial Payment Purchase Agreement

On October 6, 2021, the Company entered into the Affitech CPPA, pursuant to which, the Company purchased a future stream of commercial payment rights to Roche's faricimab from Affitech for an upfront payment of $6.0 million. The Company is eligible to receive 0.5% of future net sales of faricimab for a ten-year period following the first commercial sales in each applicable jurisdiction.

At the inception of the Affitech CPPA, the Company recorded $14.0 million as long-term royalty and commercial payment receivables under the cost recovery method which included the $6.0 million upfront payment and $8.0 million in regulatory milestone payments in its consolidated balance sheet. The Company concluded the regulatory milestone payments of $8.0 million met the criteria for recognition as a derivative under ASC 815 and should be accounted for at fair value and recorded as a current liability at the inception of the transaction. Therefore, the regulatory milestone payments were recorded as contingent liabilities in its consolidated balance sheet. The Company concluded the sales-based milestone payments of up to $12.0 million do not meet the definition of a derivative under ASC 815 and a liability will be recognized when probable and reasonably estimable.

In January 2022, Roche received approval from the FDA to commercialize VABYSMO (faricimab-svoa) for the treatment of wet, or neovascular, age-related macular degeneration and diabetic macular edema. In September 2022, Roche received approval from the European Commission to commercialize VABYSMO for the treatment of wet, or neovascular, age-related macular degeneration and visual impairment due to diabetic macular edema. Commercial payments are due from Roche to the Company within 60 days of December 31 and June 30 of each year.

Pursuant to the Affitech CPPA, the Company paid Affitech a $5.0 million milestone payment tied to the U.S. marketing approvals and a $3.0 million milestone payment tied to the EC approvals. The achievement of the first and second sales-based milestone payments under the Affitech CPPA was considered probable as of December 31, 2023, and as such the Company recognized a $6.0 million contingent liability in contingent consideration under RPAs, AAAs, and CPPAs in its consolidated balance sheet. The sales milestones were achieved in 2023 and in the first quarter of 2024, the Company paid Affitech $6.0 million and the related contingent liability balance was reduced to zero.

Based on reported first quarter of 2024 sales of VABYSMO, the achievement of the third sales-based milestone payment under the Affitech CPPA was considered probable and reasonably estimable as of March 31, 2024, and the Company recognized a $3.0 million contingent liability which remained on the consolidated balance sheet as of December 31, 2024.

Historically, the Company had been unable to reliably estimate its commercial payment stream from future net sales and the related commercial payments to be received under the Affitech CPPA. However, during the second quarter of 2024, Roche's periodically reported VABYSMO sales data, available third-party sales projections, and the Company's history of receipts of commercial payments related to VABYSMO provided the Company with a greater ability to estimate future net sales and the commercial payments to be received under the Affitech CPPA.

As of April 1, 2024, when the Company assessed it was able to reliably estimate cash flows, the Company reclassified $7.8 million of royalty and commercial payment receivables under the cost recovery method to royalty and commercial payment receivables under the EIR method. The Company recognized $14.8 million in income from purchased receivables under the EIR method during the year ended December 31, 2024.

During the year ended December 31, 2024, the Company received commercial payments pursuant to the Affitech CPPA of $16.9 million.

No allowance for credit losses was recorded as of December 31, 2024 and 2023.

Aptevo Commercial Payment Purchase Agreement

On March 29, 2023, the Company entered into the Aptevo CPPA, pursuant to which the Company acquired from Aptevo a portion of its milestone and commercial payment rights under a sale agreement dated February 28, 2020 between Aptevo and Medexus, related to IXINITY, which is marketed by Medexus for the control and prevention of bleeding episodes and postoperative management in people with Hemophilia B.

The Company is eligible to receive a mid-single digit percentage of all IXINITY quarterly net sales from January 1, 2023 until the first quarter of 2035, and will be entitled to milestone payments of up to $5.3 million.

At the inception of the Aptevo CPPA, the Company recorded $9.7 million as royalty and commercial payment receivables under the cost recovery method in its consolidated balance sheet which included a $9.6 million upfront payment and a $50,000 one-time payment, which would be due if the Company received more than $0.5 million in receipts for first quarter 2023 sales of IXINITY. At inception of the agreement, the Company concluded the one-time payment of $50,000 was probable and reasonably estimable. Therefore, the payment was recorded as a contingent liability under ASC 450 in the consolidated balance sheet at inception. The Company paid the one-time payment of $50,000 in June 2023 when related receipts exceeded $0.5 million.

During the year ended December 31, 2023, the Company received total commercial payments pursuant to the Aptevo CPPA of $1.7 million.

Historically, the Company had been unable to reliably estimate its commercial payment stream from future net sales and the related commercial payments to be received under the Aptevo CPPA. However, during the fourth quarter of 2024, Medexus' periodically reported IXINITY sales data, available third-party sales projections, and the Company's history of receipts of commercial payments related to IXINITY provided the Company with a greater ability to estimate future net sales and the commercial payments to be received under the Aptevo CPPA.

As of October 1, 2024, when the Company assessed it was able to reliably estimate cash flows, the Company reclassified $7.2 million of royalty and commercial payment receivables under the cost recovery method to royalty and commercial payment receivables under the EIR method. The Company recognized $0.3 million in income from purchased receivable under the EIR method during the year ended December 31, 2024.

During the year ended December 31, 2024, the Company received commercial payments pursuant to the Aptevo CPPA of $1.6 million.

No allowance for credit losses was recorded as of December 31, 2024 and 2023.

Royalty and Commercial Payment Purchase Agreements Under the Cost Recovery Method

Short-term royalty and commercial payment receivables under the cost recovery method were $0.4 million and $14.2 million as of December 31, 2024 and 2023, respectively. Long-term royalty and commercial payment receivables under the cost recovery method were $55.9 million and $58.0 million as of December 31, 2024 and 2023, respectively.

Twist Bioscience Royalty Purchase Agreement

On October 21, 2024, the Company entered into the Twist RPA. Under the terms of the Twist RPA, the Company acquired 50% of certain contingent payments (including royalties, milestone payments, sublicense income, and option exercise payments) related to Twist's 60-plus early-stage programs across over 30 partners for a $15.0 million upfront payment. The Company is eligible to receive up to $0.5 billion in milestone payments and a 50% share of up to low-single-digit royalties on future commercial sales.

Upon closing of the transaction, the Company paid Twist an upfront payment of $15.0 million, which was recorded as long-term royalty and commercial payment receivables under the cost recovery method in its consolidated balance sheet.

Given the limited available information and early stage of the programs, the Company was unable to reasonably estimate future milestone payments or net sales and the royalty payments to be received over the twelve-month period following the consolidated balance sheet date of December 31, 2024 and, as such, no amounts were reflected as short-term royalty and commercial payment receivables under the cost recovery method as of December 31, 2024.

As of December 31, 2024, no payments were probable to be received under Twist RPA in the near term. Under the cost recovery method, the Company does not expect to recognize any income related to royalties, milestone payments and other payments until the purchase price has been fully collected. No allowance for credit losses was recorded as of December 31, 2024.

Daré Royalty Purchase Agreements

On April 29, 2024, the Company entered into the Daré RPAs. Pursuant to the terms of the Daré RPAs, the Company paid $22.0 million in cash to Daré in consideration for (a) 100% of all remaining royalties related to XACIATO not already subject to the royalty-backed financing agreement Daré entered into in December 2023 and net of payments owed by Daré to upstream licensors, which equates to royalties ranging from low to high-single-digits, and all potential commercial milestones related to XACIATO that are payable to Daré under the Daré Organon License Agreement; (b) a 4% synthetic royalty on net sales of OVAPRENE and a 2% synthetic royalty on net sales of Sildenafil Cream, which will decrease to 2.5% and 1.25%, respectively, upon the Company achieving a pre-specified return threshold; and (c) a portion of Daré's right to a certain milestone payment that may become payable to Daré under the Bayer License Agreement. The Daré RPAs also provide for milestone payments to Daré of $11.0 million for each successive $22.0 million received by the Company under the Daré RPAs after achievement of a return threshold of $88.0 million.

Upon closing of the transaction, the Company paid Daré an upfront payment of $22.0 million, which was recorded as long-term royalty and commercial payment receivables under the cost recovery method in its consolidated balance sheet. The Company concluded that the milestone payments to Daré did not meet the definition of a derivative under ASC 815 and expects to recognize the milestone payments as liabilities when probable and reasonably estimable.

Given the limited available information, the Company was unable to reasonably estimate future net sales and the commercial payments to be received over the twelve-month period following the consolidated balance sheet date of December 31, 2024 and, as such, no amounts were reflected as short-term royalty and commercial payment receivables under the cost recovery method as of December 31, 2024.

As of December 31, 2024, the Company received de minimis commercial payments pursuant to the Daré RPAs. In accordance with the cost recovery method, the cash received was recorded as a direct reduction of the long-term royalty and commercial payment receivables under the cost recovery method balance.

Under the cost recovery method, the Company does not expect to recognize any income related to milestones and commercial payments received until the purchase price has been fully collected. No allowance for credit losses was recorded as of December 31, 2024.

LadRx Agreements

On June 21, 2023, the Company entered into the LadRx AAA pursuant to which the Company acquired from LadRx all of its rights, title, and interest related to arimoclomol under the Zevra APA between Zevra and LadRx. The Company also entered into the LadRx RPA, pursuant to which the Company acquired the right to receive all of the future royalties, regulatory, and commercial milestone payments as well as other related payments due to LadRx from ImmunityBio related to aldoxorubicin under the ImmunityBio License Agreement between ImmunityBio and LadRx.

Upon the initial closing of the LadRx Agreements, the Company paid LadRx an upfront payment of $5.0 million and could have been required to pay up to an additional $6.0 million in regulatory and commercial sales milestone payments which included $5.0 million related to regulatory milestone payments and $1.0 million related to commercial sales milestone payments. The Company concluded that the regulatory milestone payments of $5.0 million met the definition of a derivative under ASC 815 and should be accounted for at fair value and recorded as a current liability at the inception of the transaction. The fair value of the regulatory milestone payments was estimated to be $1.0 million. The Company concluded the commercial milestone payment of $1.0 million did not meet the definition of a derivative under ASC 815 and a liability will be recognized when probable and reasonably estimable.

At the inception of the LadRx Agreements, the Company recorded $6.0 million as long-term royalty and commercial payment receivables under the cost recovery method related to the aggregate of the arimoclomol and aldoxorubicin payment rights acquired, which included the $5.0 million upfront payment and $1.0 million for the estimated fair value of the regulatory milestone payments.

On January 11, 2024, Zevra announced that the FDA accepted its NDA resubmission for arimoclomol and pursuant to the LadRx Agreements, the Company made a $1.0 million milestone payment to LadRx in January 2024.

On June 3, 2024, the ImmunityBio License Agreement was terminated, and the Company entered into an amendment to the LadRx RPA. Under the LadRx RPA, as amended, the Company is eligible to receive potential low-single-digit percentage royalty payments on aggregate net sales of aldoxorubicin. Additionally, the amendment removed the remaining $4.0 million regulatory milestone payment under the original agreement that had been contingent upon the achievement of a specified regulatory milestone for the product candidate related to aldoxorubicin, which initially and as of the amendment date had a fair value of zero. If LadRx licenses aldoxorubicin to an applicable third party, the Company is eligible to receive potential high-single-digit percentage royalty payments on aggregate net sales of aldoxorubicin and a portion of any potential future milestone payments.

On September 20, 2024, Zevra announced that the FDA granted approval to Zevra's NDA for MIPLYFFA for use in combination with miglustat for the treatment of neurological manifestations of Niemann-Pick Disease Type C. The achievement of the commercial milestone payment under the LadRx AAA was considered probable as of September 30, 2024, and the Company recognized a $1.0 million contingent liability. During the fourth quarter of 2024, the Company paid LadRx $1.0 million and the related contingent liability balance was reduced to zero.

During the year ended December 31, 2024, the Company received commercial payments pursuant to the LadRx Agreements of $2.2 million. In accordance with the cost recovery method, the cash received was recorded as a direct reduction of the long-term royalty and commercial payment receivables under the cost recovery method balance.

As of December 31, 2024, though the Company is unable to reliably estimate its royalty payment stream from future net sales, $0.4 million was probable and reasonably expected to be received in the next twelve months and was reflected as short-term royalty and commercial payment receivable under the cost recovery method.

Under the cost recovery method, the Company does not expect to recognize any income related to royalties, milestone payments and other payments until the purchase price has been fully collected. No allowance for credit losses was recorded as of December 31, 2024 and 2023.

Palobiofarma Royalty Purchase Agreement

On September 26, 2019, the Company entered into the Palo RPA, pursuant to which the Company acquired the rights to potential royalty payments in low-single-digit percentages of aggregate net sales associated with six product candidates in various clinical development stages, targeting the adenosine pathway with potential applications in solid tumors, non-Hodgkin's lymphoma, asthma/chronic obstructive pulmonary disease, ulcerative colitis, idiopathic pulmonary fibrosis, lung cancer, psoriasis and nonalcoholic steatohepatitis and other indications (the "Palo Licensed Products") that are being developed by Palo.

Under the terms of the Palo RPA, the Company paid Palo an upfront payment of $10.0 million payment at the close of the transaction, which occurred simultaneously upon parties' entry into the Palo RPA on September 26, 2019. At the inception of the agreement, the Company recorded $10.0 million as long-term royalty and commercial payment receivables under the cost recovery method in its consolidated balance sheet.

As of December 31, 2024, no payments were probable and expected to be received under the Palo RPA in the twelve-month period following the balance sheet date and, as such, no amounts were reflected as short-term royalty and commercial payment receivables as of December 31, 2024.

Under the cost recovery method, the Company does not expect to recognize any income related to royalties received until the purchase price has been fully collected. No allowance for credit losses was recorded as of December 31, 2024 and 2023.

Kuros Royalty Purchase Agreement

On July 14, 2021, the Company entered into the Kuros RPA, pursuant to which the Company acquired the rights to 100% of the potential future royalties from commercial sales, which are tiered from high-single-digit to low-double-digits, and up to $25.5 million in pre-commercial milestone payments associated with an existing license agreement related to Checkmate Pharmaceuticals' vidutolimod (CMP-001), a Toll-like receptor 9 agonist, packaged in a virus-like particle, for an upfront payment of $7.0 million. The Company may pay up to an additional $142.5 million to Kuros in sales-based milestone payments.

At the inception of the Kuros RPA, the Company recorded $7.0 million as long-term royalty and commercial payment receivables under the cost recovery method in its consolidated balance sheet.

In May 2022, Regeneron completed its acquisition of Checkmate Pharmaceuticals resulting in a $5.0 million milestone payment to Kuros. Pursuant to the Kuros RPA, the Company is entitled to 50% of the milestone payment, which was received by XOMA in July 2022. In accordance with the cost recovery method, the $2.5 million milestone received was recorded as a direct reduction of the recorded long-term royalty and commercial payment receivables under the cost recovery method balance.

As of December 31, 2024, no payments were probable and expected to be received under the Kuros RPA in the twelve-month period following the balance sheet date and, as such, no amounts were reflected as short-term royalty and commercial payment receivables as of December 31, 2024.

Under the cost recovery method, the Company does not expect to recognize any income related to royalties, milestone payments and other payments until the purchase price has been fully collected. No allowance for credit losses was recorded as of December 31, 2024 and 2023.

Agenus Royalty Purchase Agreement

On September 20, 2018, the Company entered into the Agenus RPA, pursuant to which the Company acquired the right to receive 33% of the future royalties on six Incyte Europe S.a.r.l. ("Incyte") immuno-oncology assets, at the time, all in development, due to Agenus from Incyte (net of certain royalties payable by Agenus to a third party) and 10% of all future developmental, regulatory and commercial milestone payments related to these assets. However, the Company did not have a right to the expected near-term milestone associated with the entry of INCAGN2390 (anti-TIM-3) into its Phase 1 clinical trial. The future royalties due to Agenus from Incyte were based on low-single to mid-teen digit percentages of applicable net sales.

In addition, the Company acquired the right to receive 33% of the future royalties on MK-4830, an immuno-oncology product, due to Agenus from Merck and 10% of all future developmental, regulatory and commercial milestones related to this asset. The future royalties due to Agenus from Merck were based on low-single-digit percentage of applicable net sales. Pursuant to the Agenus RPA, the Company's share in future potential development, regulatory and commercial milestones was up to $59.5 million. There was no limit on the amount of future royalties on sales that the Company may receive under the agreements.

Under the terms of the Agenus RPA, the Company paid Agenus an upfront payment of $15.0 million. At the inception of the agreement, the Company recorded $15.0 million as long-term royalty and commercial payment receivables under the cost recovery method in the consolidated balance sheets.

In November 2020, MK-4830 advanced into Phase 2 development, and Agenus earned a $10.0 million clinical development milestone payment under its license agreement with Merck, of which the Company earned $1.0 million. In accordance with the cost recovery method, the $1.0 million milestone payment received was recorded as a direct reduction of the recorded long-term royalty and commercial payment receivables under the cost recovery method balance.

Based on updates received in July 2024, the Company evaluated the status of the programs for potential credit losses in the third quarter of 2024. The Company does not expect to collect any payments from the Agenus RPA. Accordingly, the Company recorded credit losses on purchased receivables of $14.0 million in its consolidated statement of operations and fully wrote off the allowance for credit losses of $14.0 million. There was no allowance for credit losses recorded as of December 31, 2023.

Aronora Royalty Purchase Agreement

On April 7, 2019, the Company entered into the Aronora RPA which closed on June 26, 2019. Under the Aronora RPA, the Company acquired the right to receive future royalties and a portion of upfront, milestone, and option payments (the "Non-Royalties") related to five anti-thrombotic hematology product candidates. Three candidates were subject to Aronora's collaboration with Bayer (the "Bayer Products"), including one which was subject to an exclusive license option by Bayer. In July 2020, Bayer elected to not exercise its option on the third Bayer Product and that product is now subject to the same economic terms as the non-Bayer Products. The Company was eligible to receive 100% of future royalties and 10% of future Non-Royalties economics from these Bayer Products. The other two candidates are unpartnered (the "non-Bayer Products") for which the Company will receive a low-single-digit percentage of net sales and 10% of Non-Royalties. The future payment percentage for Non-Royalties will be reduced from 10% to 5% upon the Company's receipt of two times the total cumulative amount of consideration paid by the Company to Aronora. On April 8, 2024, Bayer terminated its license agreement with Aronora.

Under the terms of the Aronora RPA, the Company paid Aronora a $6.0 million upfront payment at the close of the transaction. The Company financed $3.0 million of the upfront payment with a term loan under its Loan and Security Agreement with SVB. The Company was required to make a contingent future cash payment of $1.0 million for each of the three Bayer Products that were active on September 1, 2019 (up to a total of $3.0 million, the "Aronora Contingent Consideration"). Pursuant to the Aronora RPA, if the Company receives at least $25.0 million in cumulative royalties on net sales per product, the Company will be required to pay associated tiered milestone payments to Aronora in an aggregate amount of up to $85.0 million per product (the "Royalty Milestones"). The Royalty Milestones are paid based upon various royalty tiers prior to reaching $250.0 million in cumulative royalties on net sales per product. Royalties per product in excess of $250.0 million are retained by the Company.

At the inception of the agreement, the Company recorded $9.0 million as long-term royalty and commercial payment receivables under the cost recovery method in its consolidated balance sheet, including the estimated fair value of the Aronora Contingent Consideration of $3.0 million. In September 2019, the Company paid the $3.0 million contingent consideration to Aronora. As the Company receives royalties from Aronora for a product, the Company will recognize the liability for future Royalty Milestones for such product when probable and reasonably estimable.

Based on communications in April 2024, the Company evaluated the status of the partnered programs for credit losses in the second quarter of 2024. The Company does not expect to collect any payments from the Aronora RPA. Accordingly, the Company recorded credit losses on purchased receivables of $9.0 million in its consolidated statement of operations and fully wrote off the allowance for credit losses of $9.0 million. There was no allowance for credit losses recorded as of December 31, 2023.

Talphera Commercial Payment Purchase Agreement

DSUVIA was approved by the FDA in 2018 for use in adults in certified medically supervised healthcare settings. In April 2023, Talphera divested DSUVIA to Alora for an upfront payment, a 15% royalty on commercial net sales of DSUVIA and up to $116.5 million in sales-based milestone payments under the Talphera APA. In addition, Talphera is entitled to 75% of net sales of DSUVIA to the DoD for its services performed to support sales of DSUVIA to the DoD under the Talphera Marketing Agreement.

On January 12, 2024, the Company entered into the Talphera CPPA, pursuant to which XOMA will receive (i) 100% of the 15% royalty on commercial net sales and the sales-based milestones related to net sales of DSUVIA for sales made on and after January 1, 2024, and (ii) 100% of Talphera's future service revenue in the amount of 75% of net sales of DSUVIA to the DoD, until the Company receives $20.0 million. Thereafter, the Company will fully retain the 15% royalty on commercial net sales of DSUVIA and will share equally with Talphera the 75% of net sales of DSUVIA to the DoD and the remaining sales-based milestone payments due from Alora.

Upon closing of the transaction, the Company paid Talphera an upfront payment of $8.0 million, which was recorded as long-term royalty and commercial payment receivables under the cost recovery method in its consolidated balance sheet.

During the year ended December 31, 2024, the Company received commercial payments pursuant to the Talphera CPPA of $0.1 million. In accordance with the cost recovery method, the cash received was recorded as a direct reduction of the long-term royalty and commercial payment receivables under the cost recovery method balance.

Based on updates received in November 2024, the Company evaluated the status of the program for potential credit losses in the fourth quarter of 2024. The Company does not expect to collect any payments from the Talphera CPPA. Accordingly, the Company recorded credit losses on purchased receivables of $7.9 million in the consolidated statement of operations and fully wrote off the allowance for credit losses of $7.9 million. There was no allowance for credit losses recorded as of December 31, 2023.

Bioasis Royalty Purchase Agreement

On February 25, 2019, the Company entered into the Bioasis RPA, pursuant to which the Company acquired potential future milestone and royalty rights from Bioasis for product candidates that were being developed pursuant to a license agreement between Bioasis and Prothena Biosciences Limited.

At the inception of the agreement, the Company recorded $0.4 million as long-term royalty receivables in its consolidated balance sheet, including the estimated fair value of the contingent future cash payments upon achievement of certain development milestones (the "Bioasis Contingent Consideration") of $75,000.

On November 2, 2020, the Company entered into the Second Bioasis RPA, pursuant to which the Company acquired potential future milestone and other payments, and royalty rights from Bioasis for product candidates that were being developed pursuant to a research collaboration and license agreement between Bioasis and Chiesi. The Company paid Bioasis $1.2 million upon the closing of the Second Bioasis RPA for the purchased rights.

At the inception of the Second Bioasis RPA, the Company recorded $1.2 million as long-term royalty receivables in its consolidated balance sheet.

On June 20, 2023, Bioasis announced the suspension of all of its operations and the termination of the research collaboration and license agreement between Bioasis and Chiesi. As a result, the Company recorded credit losses on purchased receivables of $1.6 million in its consolidated statement of operations and fully wrote off the allowance for credit losses of $1.6 million for both the Bioasis RPA and Second Bioasis RPA. The fair value of the Bioasis Contingent Consideration was reduced to zero with the change in the estimated fair value recognized in other income (expense), net in the consolidated statement of operations.

The following table summarizes the royalty and commercial payment receivable activities under the cost recovery method during the year ended December 31, 2024 (in thousands):

	Balance as of January 1, 2024	Acquisition of Royalty and Commercial Payment Receivables	Receipt of Royalty and Commercial Payments	Recognition of Contingent Consideration	Credit Losses on Purchased Receivables	Reclassification of Royalty and Commercial Payment Receivables from the Cost Recovery to the EIR Method	Balance as of December 31, 2024
Twist.	$ —	$ 15,000	$ —	$ —	$ —	$ —	$ 15,000
Daré	—	22,000	(1)	—	—	—	21,999
Talphera	—	8,000	(96)	—	(7,904)	—	—
LadRx.	6,000	—	(2,150)	1,000	—	—	4,850
Aptevo	7,976	—	(795)	—	—	(7,181)	—
Agenus	14,000	—	—	—	(14,000)	—	—
Aronora	9,000	—	—	—	(9,000)	—	—
Palobiofarma	10,000	—	—	—	—	—	10,000
Viracta	8,500	—	(8,500)	—	—	—	—
Kuros	4,500	—	—	—	—	—	4,500
Affitech	12,191	—	(7,396)	3,000	—	(7,795)	—
Total.	$ 72,167	$ 45,000	$ (18,938)	$ 4,000	$ (30,904)	$ (14,976)	$ 56,349

The following table summarizes the contingent consideration under RPAs, AAAs, and CPPAs activities during the year ended December 31, 2024 (in thousands):

	Balance as of January 1, 2024	Recognition of Contingent Consideration	Payment of Contingent Consideration	Balance as of December 31, 2024
Contingent Consideration under ASC 450:				
Affitech	$ 6,000	$ 3,000	$ (6,000)	$ 3,000
LadRx.	—	1,000	(1,000)	—
Contingent Consideration under ASC 815:				
LadRx.	1,000	—	(1,000)	—
Total.	$ 7,000	$ 4,000	$ (8,000)	$ 3,000

The following table summarizes the royalty and commercial payment receivable activities under the EIR method during the year ended December 31, 2024 (in thousands):

	Balance as of January 1, 2024	Reclassification of Royalty and Commercial Payment Receivables from the Cost Recovery to the EIR Method	Income from Purchased Receivables Under the EIR Method	Receipt of Royalty and Commercial Payments	Balance as of December 31, 2024
Affitech	$ —	$ 7,795	$ 14,800	$ (9,490)	$ 13,105
Aptevo	—	7,181	266	(819)	6,628
Total...........	$ —	$ 14,976	$ 15,066	$ (10,309)	$ 19,733

The following table summarizes income from purchased receivables under the cost recovery method and EIR method during the year ended December 31, 2024 (in thousands):

	Year ended December 31, 2024
Viracta	3,201
Total income from purchased receivables under the cost recovery method.....................................	$ 3,201
Affitech	14,800
Aptevo	266
Total income from purchased receivables under the EIR method	$ 15,066

6. Fair Value Measurements

The Company records its financial assets and liabilities at fair value. The carrying amounts of certain of the Company's financial instruments, including cash, trade and other receivables, net, and accounts payable, approximate their fair value due to their short maturities. Fair value is defined as the exchange price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The accounting guidance for fair value establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs used in valuation techniques. The accounting standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

Level 1 – Observable inputs, such as unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs, either directly or indirectly, other than quoted prices in active markets for identical assets or liabilities, such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities; therefore, requiring an entity to develop its own valuation techniques and assumptions.

An entity may choose to measure many financial instruments and certain other items at fair value at specified election dates. The Company's Exarafenib milestone asset (Note 4) was carried at fair value, determined according to

Level 3 inputs in the fair value hierarchy described above. Any subsequent changes in the estimated fair value of the Exarafenib milestone asset are recorded in the consolidated statements of operations.

The following tables set forth the Company's fair value hierarchy for its financial assets and liabilities measured at fair value on a recurring basis as follows (in thousands):

| | Fair Value Measurements as of December 31, 2024 Using: | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Cash equivalents:				
Money market funds	$ 72,304	$ —	$ —	$ 72,304
U.S. treasury bills	20,367	—	—	20,367
Total cash equivalents	92,671	—	—	92,671
Exarafenib milestone asset (Note 4)	—	—	3,214	3,214
Investment in equity securities	3,529	—	—	3,529
Total financial assets	$ 96,200	$ —	$ 3,214	$ 99,414
Liabilities:				
Exarafenib milestone contingent consideration (Note 4)	$ —	$ —	$ 3,214	$ 3,214
Contingent consideration under RPAs, AAAs, and CPPAs, measured at fair value	—	—	—	—
Total financial liabilities	$ —	$ —	$ 3,214	$ 3,214

| | Fair Value Measurements as of December 31, 2023 Using: | | | |
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets:				
Cash equivalents:				
Money market funds	$ 28,352	$ —	$ —	$ 28,352
Total cash equivalents	28,352	—	—	28,352
Investment in equity securities	161	—	—	161
Total financial assets	$ 28,513	$ —	$ —	$ 28,513
Liabilities:				
Contingent consideration under RPAs, AAAs, and CPPAs, measured at fair value	$ —	$ —	$ 1,000	$ 1,000

Exarafenib Milestone Asset and Exarafenib Milestone Contingent Consideration

The Exarafenib milestone asset and Exarafenib milestone contingent consideration represent the Company's potential receipt of a future milestone payment and a future consideration payable to Kinnate CVR holders that are contingent upon the achievement of a certain specified milestone related to the Exarafenib Sale. As of December 31, 2024, the estimated fair value of each of the Exarafenib milestone asset and Exarafenib milestone contingent consideration was $3.2 million. The fair value measurement was based on a probability-weighted discounted cash flow model using significant Level 3 inputs, such as anticipated timelines and the probability of achieving the development milestone. Both the Exarafenib milestone asset and Exarafenib milestone contingent consideration are remeasured at fair value at each reporting period with changes in fair value recorded in the other income (expense), net line item of the consolidated statement of operations until settlement.

Subsequent to the Kinnate acquisition, during the year ended December 31, 2024, the estimated fair value of both the Exarafenib milestone asset and Exarafenib milestone contingent consideration increased by $0.3 million. The increase in estimated fair value had an offsetting net impact of zero on the consolidated statements of operations for the year ended December 31, 2024.

Investment in Equity Securities

The equity securities consisted of investments in public traded companies' common stock that are classified on the consolidated balance sheets as current assets as of December 31, 2024 and 2023. The equity securities are revalued each reporting period with changes in fair value recorded in the other income (expense), net line item of the consolidated statements of operations. The inputs that were used to calculate the fair value of the equity securities were observable prices in active markets and therefore were classified as a Level 1 fair value measurement.

Contingent Consideration under RPAs, AAAs, and CPPAs, Measured at Fair Value

During the first quarter of 2024, the contingent liability recorded pursuant to the LadRx Agreements was reduced to zero after the Company paid LadRx $1.0 million upon achievement of a regulatory milestone in January 2024 (Note 5).

During the second quarter of 2024, the Company amended the LadRx RPA and the remaining contingent consideration that had been contingent upon the achievement of a specified regulatory milestone for the product candidate related to aldoxorubicin was removed (Note 5). As of December 31, 2024, there were no remaining regulatory milestone contingent payments under the LadRx Agreements.

7. Lease Agreements

Office Lease

The Company leases one facility in Emeryville, California under an operating lease. In January 2023, the Company amended the original lease to extend the lease term five months from its original expiration of February 28, 2023 to July 31, 2023 (the "amended lease agreement" or the "amended lease").

The Company retained no option to further extend, renew or terminate the amended lease under the amended terms and all other material terms and conditions, including the monthly base rent, remained consistent with the original lease.

In accordance with ASC 842, the Company accounted for the amendment to extend the lease term as a modification of the original lease and, as such, remeasured the lease liability and recognized a corresponding adjustment to the right-of-use asset of $0.1 million to reflect the changes in the lease payments due to the extended lease term.

On June 27, 2023, the Company executed the second lease amendment for its corporate headquarters lease in Emeryville, California with the same counterparty, in a different location in the same building to replace its existing amended lease which expired in July 2023 (the "new lease agreement" or the "new lease"). The new lease agreement commenced on November 10, 2023 and has a term of 65 months.

Under the new lease agreement, the Company retained access to its original premises under the amended lease which expired in July 2023, until the new space became available on November 10, 2023. Payments made between when the lease expired in July 2023 and the commencement date of the new premises of November 10, 2023 were recorded as variable lease costs in the consolidated statement of operations for the year ended December 31, 2023.

In accordance with ASC 842, the Company accounted for the new lease as a separate contract and the Company recognized an operating lease right-of-use assets of $0.4 million and operating lease liabilities of $0.4 million on November 10, 2023, the commencement date of the lease.

Kinnate Lease

As part of the Kinnate Merger Agreement (Note 4), the Company acquired a lease agreement that was assigned to an assignee that expires on June 30, 2026. In accordance with ASC 842, the Company accounted for the lease as if it had commenced on the Kinnate Merger Closing Date. The Company recognized operating lease liabilities of $0.8 million as of April 3, 2024. No operating lease right-of-use assets were recorded due to the allocation of the excess of fair value of net assets acquired to certain qualifying assets under ASC 805.

The following table summarizes the maturity of the Company's operating lease liabilities as of December 31, 2024 (in thousands):

Year	Rent Payments
2025	502
2026	300
2027	91
2028	102
2029	34
Total undiscounted lease payments	$ 1,029
Present value adjustment	(100)
Total net lease liability for operating leases	$ 929

As of December 31, 2024 and 2023, the total net lease liability was $0.9 million and $0.4 million, respectively.

As of December 31, 2024 the Company's current and non-current operating lease liabilities were $0.4 million and $0.5 million, respectively. As of December 31, 2023 the Company's current and non-current operating lease liabilities were $0.1 million and $0.3 million, respectively.

The following table summarizes the cost components of the Company's operating leases for the years ended December 31, 2024 and 2023, respectively (in thousands):

	Year Ended December 31,	
	2024	2023
Lease costs:		
Operating lease cost	$ 131	$ 131
Variable lease cost [1]	18	44
Total lease costs	$ 149	$ 175

(1) Under the terms of the original, amended and new lease agreements, the Company is also responsible for certain variable lease payments that are not included in the measurement of the lease liability. Variable lease payments include non-lease components such as common area maintenance fees.

The following information represents supplemental disclosure for the consolidated statements of cash flows related to operating leases (in thousands):

	Year Ended December 31,	
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities		
Operating cash flows under operating leases	$ 83	$ 126

The assumptions used in calculating the present value of the lease payments for the Company's operating leases as of December 31, 2024 and 2023, respectively, were as follows:

	December 31, 2024	December 31, 2023
Weighted-average remaining lease term	2.52 years	5.33 years
Weighted-average discount rate	8.00 %	8.50 %

Kinnate Sublease

As part of the Kinnate Merger Agreement (Note 4), the Company acquired a lease assignment agreement with an assignee that expires on June 30, 2026. In accordance with ASC 842, the Company will account for the lease assignment as a sublease over its term. Under the terms of the lease assignment agreement, the assignee will make direct payments to the head lessor over the lease term. During the year ended December 31, 2024, the Company recognized sublease income of $0.3 million in the other income (expense), net line item in the consolidated statement of operations.

8. Long-Term Debt

On December 15, 2023, XOMA transferred to XRL, a newly formed wholly owned subsidiary, all its rights, title and interest in the commercial payments from Roche's VABYSMO under the Affitech CPPA and related assets (the "Commercial Payments"). The VABYSMO-related assets and rights transferred to XRL are referred to herein as the "Transferred Assets."

Simultaneously, XRL entered into the Blue Owl Loan Agreement with Blue Owl and lenders, pursuant to which XRL was extended certain senior secured credit facilities in an aggregate principal amount of up to $140.0 million. The principal and interest of the loan are to be paid from the Commercial Payments. XRL is obligated to make semi-annual interest payments, starting in March 2024, at a fixed rate of 9.875% per annum until the commercial payment-backed loan is repaid, at which time the Commercial Payments will revert back to XOMA. On each interest payment date, any shortfall in interest payment will be paid from the interest reserve, any uncured shortfall in interest payment that exceeds the interest reserve will increase the outstanding principal amount of the loan, and any Commercial Payment in excess of accrued interest on the loan will be used to repay the principal of the loan until the balance is fully repaid.

The loan matures on December 15, 2038, provided that XRL may repay it in full at any time prior to December 15, 2038, subject to the terms of the Blue Owl Loan Agreement. The Blue Owl Loan includes (i) an initial term loan in an aggregate principal amount equal to $130.0 million and (ii) a delayed draw term loan in an aggregate principal amount of $10.0 million to be funded at the option of the XRL upon receipt by the lenders of payments of principal and interest from the proceeds of Commercial Payments in excess of an agreed upon amount on or prior to March 15, 2026.

The payment obligations under the Blue Owl Loan Agreement are limited to XRL, and Blue Owl has no recourse under the Blue Owl Loan Agreement against XOMA or any assets other than the Transferred Assets and XOMA's equity interest in XRL. In connection with the Blue Owl Loan Agreement, (i) XRL granted Blue Owl a first-priority perfected lien on, and security interest in, (a) the Commercial Payments and the proceeds thereof, in each case under the Affitech CPPA and (b) all other assets of XRL and (ii) XOMA granted Blue Owl a first-priority perfected lien on, and security interest in 100% of the equity of XRL. The Blue Owl Loan Agreement contains other customary terms and conditions, including representations and warranties, as well as indemnification obligations in favor of Blue Owl.

On December 15, 2023, the Company borrowed the initial term loan of $130.0 million and received $119.6 million, net of $4.1 million in fees and lender expenses and $6.3 million that was deposited into reserve accounts to pay interest, administrative fees and XRL's operating expenses (see Note 2). The Company also incurred $0.6 million of direct issuance costs related to the Blue Owl Loan Agreement.

In connection with the Blue Owl Loan Agreement, XOMA issued to Blue Owl and certain funds affiliated with Blue Owl warrants to purchase: (i) up to 40,000 shares of XOMA's common stock at an exercise price of $35.00 per share;

(ii) up to 40,000 shares of XOMA's common stock at an exercise price of $42.50 per share; and (iii) up to 40,000 shares of XOMA's common stock at an exercise price of $50.00 per share (collectively, the "Blue Owl Warrants") (see Note 12). The fair value of the Blue Owl Warrants was determined using the Black-Scholes Model (see Note 2) and was estimated to be $1.5 million. As of December 31, 2024, all Blue Owl Warrants were outstanding.

The initial term loan of $130.0 million is carried at amortized cost. Amortization of the initial term loan is applied under the expected-effective-yield approach using the retrospective interest method. As of December 31, 2023, the effective interest rate was determined to be 11.01%. The Company recorded a debt discount of $5.3 million, which included $3.8 million in allocated fees and lender expenses and $1.5 million for the fair value of the Blue Owl Warrants. The Company also recorded $0.6 million in direct debt issuance costs allocated to the initial term loan. The Company will accrete both the debt discount of $5.3 million and $0.6 million of direct debt issuance costs over the expected term of the initial term loan.

As of the closing date of December 15, 2023, the Company recorded the $0.3 million allocated costs for the delayed draw term loan commitment as a non-current asset in other assets - long term in the consolidated balance sheet and will reclassify the amount as a debt discount when the delayed draw term loan is drawn. As of December 31, 2024, no amount had been drawn from the delayed draw term loan.

The carrying value of the short and long-term portion of the initial term loan was $5.5 million and $118.5 million, respectively, as of December 31, 2023. The Company recorded $0.6 million in interest expense during the year ended December 31, 2023.

In March 2024, XRL made a semi-annual payment of $7.4 million which included an interest payment of $3.8 million and principal repayment of $3.6 million. In September 2024, XRL made a semi-annual payment of $9.5 million which included an interest payment of $6.2 million and principal repayment of $3.3 million. The carrying value of the short and long-term portion of the initial term loan was $11.4 million and $106.9 million, respectively, as of December 31, 2024. As of December 31, 2024, the EIR was determined to be 11.22%. The Company recorded $13.8 million in interest expense during the year ended December 31, 2024. As of December 31, 2024, the Company had an unaccreted debt discount of $4.2 million and unaccreted direct issuance costs of $0.6 million to be accreted over the expected remaining term of the initial term loan.

The following table summarizes the impact of the initial term loan on the Company's consolidated balance sheet as of December 31, 2024 (in thousands):

	December 31, 2024
Gross principal.	$ 130,000
Principal repayments.	(6,902)
Unaccreted debt discount and debt issuance costs	(4,829)
Total carrying value net of principal repayments, unaccreted debt discount, and debt issuance costs. . .	118,269
Less: current portion of long-term debt	(11,394)
Long-term debt	$ 106,875

Long-term debt on the Company's consolidated balance sheet as of December 31, 2024 and 2023 include only the carrying value of the Blue Owl Loan.

Aggregate projected future principal payments of the initial term loan as of December 31, 2024, are as follows (in thousands):

Year Ending December 31,	Payments
2025	12,860
2026	19,265
2027	25,914
2028	32,330
2029	32,729
Total payments	$ 123,098

Accretion of debt discounts and issuance costs are included in interest expense. Interest expense in the consolidated statements of operations for the year ended December 31, 2024 and 2023 relates to the initial term loan (in thousands):

	Year Ended December 31,	
	2024	2023
Accrued interest expense	$ 12,490	$ 535
Accretion of debt discount and debt issuance costs	1,350	34
Total interest expense	$ 13,840	$ 569

9. Income Taxes

The Company had pre-tax book loss of $19.5 million and $40.8 million for the years ended December 31, 2024 and 2023, respectively. The Company had an income tax benefit of $5.7 million for the year ended December 31, 2024 and no income tax benefit/provision for the year ended December 31, 2023.

The (benefit) provision for income taxes for the years ended December 31, 2024 and 2023 consists of the following (in thousands):

	Year Ended December 31,	
	2024	2023
Current:		
Federal	$ —	$ —
State	—	—
Total current	$ —	$ —
Deferred:		
Federal	$ (5,483)	$ —
State	(175)	—
Total deferred	$ (5,658)	$ —

Reconciliation between the tax provision computed at the federal statutory income tax rate and the Company's actual effective income tax rate is as follows:

| | Year Ended December 31, | |
	2024	2023
Federal tax at statutory rate	21 %	21 %
Stock compensation and other permanent differences	(2)%	(1)%
Nondeductible executive compensation	(2)%	(1)%
Bargain purchase gain	20 %	— %
Tax benefit related to Pulmokine acquisition	29 %	— %
Valuation allowance	(37)%	(19)%
Total	29 %	— %

The significant components of net deferred tax assets as of December 31, 2024 and 2023 were as follows (in thousands):

| | December 31, | | | |
		2024		2023
Capitalized research and development expenses	$	22,663	$	2,336
Net operating loss carryforwards		36,675		30,130
Research and development and other tax credit carryforwards		13,176		13,176
Stock compensation		5,577		5,864
Unearned revenue		1,250		1,984
Royalty receivable		10,717		4,080
Other		786		835
Subtotal		90,844		58,405
Less: valuation allowance		(85,160)		(58,326)
Total net deferred tax assets		5,684		79
Right-of-use assets		(69)		(79)
Intangible assets		(5,615)		—
Total deferred tax liabilities		(5,684)		(79)
Net deferred tax liabilities	$	—	$	—

The net increase in the valuation allowance was $26.8 million and $8.0 million, for the years ended December 31, 2024 and 2023, respectively. In connection with the acquisition of Pulmokine, the Company released $5.7 million of valuation allowance to continuing operations.

Accounting standards provide for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which includes the Company's four sources of taxable income including historical operating performance and the repeal of NOL carryback, the Company has determined that net deferred tax assets should be fully offset by a valuation allowance.

Based on an analysis under Section 382 of the Internal Revenue Code (which subjects the amount of pre-change NOLs and certain other pre-change tax attributes that can be utilized to annual limitations), the Company experienced an ownership change in February 2017 which substantially limits the future use of its pre-change NOLs and certain other pre-change tax attributes per year. The Company has excluded the related tax attributes that will expire as a result of the annual limitations in the deferred tax assets as of December 31, 2024 and 2023. To the extent that the Company does not utilize its carryforwards within the applicable statutory carryforward periods, either because of Section 382 limitations or the lack of sufficient taxable income, the carryforwards will expire unused.

As of December 31, 2024, the Company had federal NOL carry-forwards of approximately $168.3 million and state NOL carry-forwards of approximately $24.1 million to offset future taxable income. $13.6 million of federal NOL carryforwards will begin to expire in 2036 and the remainder may be carried forward indefinitely. The state NOL carryforwards will begin to expire in 2033.

The Company had federal orphan credit of $2.0 million which if not utilized will expire in 2037. The Company also had $19.8 million of California research and development tax credits which have no expiration date.

Under the 2017 Tax Cuts and Jobs Act, as modified by the federal tax law changes enacted in March 2020, federal NOLs incurred in tax years beginning after December 31, 2017 may be carried forward indefinitely, but, for taxable years beginning after December 31, 2020, the deductibility of such federal NOLs may only be utilized to offset 80% of taxable income annually.

One of the provisions under the 2017 Tax Cuts and Jobs Act that became effective in tax years beginning after December 31, 2021 required the capitalization and amortization of research and experimental expenditures under Section 174. The Company will continue to evaluate the impact of this tax law change in future periods.

On August 16, 2022, former President Biden signed the Inflation Reduction Act of 2022 (the "Inflation Act") into law. The Inflation Act contains certain tax measures, including a corporate alternative minimum tax of 15% on some large corporations and an excise tax of 1% on corporate stock buy-backs. The various provisions of the Inflation Act did not have an impact on the Company's consolidated financial statements and related notes.

The Company files income tax returns in the U.S. federal jurisdiction and various states. The Company's federal income tax returns for tax years 2021 and beyond remain subject to examination by the Internal Revenue Service. The Company's state income tax returns for tax years 2020 and beyond remain subject to examination by state tax authorities. In addition, all of the NOLs and research and development credit carryforwards that may be used in future years are still subject to adjustment.

The following table summarizes the Company's activity related to its unrecognized tax benefits (in thousands):

	Year Ended December 31,			
	2024		2023	
Balance as of January 1	$	5,938	$	5,938
Increase related to current year tax position		—		—
(Decrease) Increase related to prior year tax position		—		—
Balance as of December 31	$	5,938	$	5,938

As of December 31, 2024, the Company had a total of $5.9 million of gross unrecognized tax benefits, none of which would affect the effective tax rate upon realization as the Company currently has a full valuation allowance against its deferred tax assets. The reversal of related deferred tax assets will be offset by a valuation allowance, should any of these uncertain tax positions be favorably settled in the future.

The Company does not expect its unrecognized tax benefits to change significantly over the next twelve months. The Company will recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. Through December 31, 2024, the Company has not accrued interest or penalties related to uncertain tax positions.

10. Stock Based Compensation and Other Benefit Plans

The Company may grant qualified and non-qualified stock options, common stock, PSUs and other stock-based awards under various plans to directors, officers, employees and other individuals. Stock options are granted at exercise prices of not less than the fair market value of the Company's common stock on the date of grant. Additionally, the Company has an ESPP that allows employees to purchase Company shares at a purchase price equal to 85% of the lower of the fair market value of the Company's common stock on the first trading day of the offering period or on the last day of the offering period.

Employee Stock Purchase Plan

In May 2015, the Company's stockholders approved the 2015 Employee Stock Purchase Plan (the "2015 ESPP"), which replaced the Company's legacy 1998 ESPP. Under the 2015 ESPP, the Company reserved 15,000 shares of common stock for issuance as of its effective date of July 1, 2015, subject to adjustment in the event of a stock split, stock dividend, combination or reclassification or similar event. The 2015 ESPP allows eligible employees to purchase shares of the Company's common stock at a discount through payroll deductions of up to 10% of their eligible compensation, subject to any plan limitations. The 2015 ESPP initially provided for six-month offering periods ending on May 31 and November 30 of each year. At the end of each offering period, employees were able to purchase shares at 85% of the lower of the fair market value of the Company's common stock on the first trading day of the offering period or on the last day of the offering period.

In February 2017, the Compensation Committee and the Board adopted, and in May 2017, the Company's stockholders approved, an amendment to the Company's 2015 ESPP. The amendment (a) increased by 250,000 the shares of common stock (from 15,000 shares to a total of 265,000 shares) available for issuance under the 2015 ESPP; and (b) increased the maximum number of shares of common stock an employee may purchase in any offering period to 2,500.

Effective December 1, 2023, the 2015 ESPP consists of consecutive 24-month overlapping offering periods that begin on December 1 and June 1 and end 24 months later on November 30 and May 31, respectively. Each offering period is comprised of four consecutive six-month purchase periods starting on December 1 and June 1 and ending on November 30 and May 31, respectively. Employees are able to purchase shares at 85% of the lower of the fair market value of the Company's common stock on the first trading day of the offering period or on the last day of the purchase period. The plan includes a rollover mechanism for the purchase price if the fair market value of the Company's common stock on the purchase date is less than the fair market value of the Company's common stock on the first trading day of the offering period.

As of December 31, 2024, the Company had 211,987 remaining authorized shares available for purchase under the ESPP.

During the years ended December 31, 2024 and 2023, employees purchased 12,899 and 6,051 shares of common stock, respectively, under the 2015 ESPP.

Deferred Savings Plan

Under Section 401(k) of the Internal Revenue Code of 1986, the Board has adopted a tax-qualified deferred compensation plan for employees of the Company. Participants may make contributions which defer up to 50% of their eligible compensation per payroll period, up to a maximum for 2024 and 2023 of $23,000 and $22,500, respectively (or $30,500 and $30,000, respectively, for employees over 50 years of age). The Company may, at its sole discretion, make contributions each plan year, in cash or in shares of the Company's common stock, in amounts which match up to 50% of the salary deferred by the participants. The expense related to these contributions was $0.1 million for each of the years ended December 31, 2024 and 2023, and 100% was paid in common stock for each year. When available, the Company applies shares from plan forfeitures of terminated employees toward the Company's matching contribution.

Stock Option Plans

2010 Plan Stock Options

In May 2010, the Compensation Committee and Board adopted, and in July 2010 the Company's stockholders approved the 2010 Plan. The 2010 Plan was amended in 2016, 2017 and 2019 to (a) increase the number of shares of common stock issuable under the 2010 Plan; (b) increase the number of shares of common stock issuable under the 2010 Plan as incentive stock options; and (c) extend the term of the 2010 Plan to April 1, 2029.

From the 2010 Plan, the Company grants stock options to eligible employees, consultants and directors. Stock-based awards granted under the 2010 Plan may be exercised when vested and generally expire ten years from the date of the grant or three months from the date of termination of employment (longer in case of death, certain retirements or subject to certain terminations pursuant to the Retention Plan).

As of December 31, 2024, the Company had 86,827 shares available for grant under the 2010 Plan. As of December 31, 2024, options to purchase 2,426,929 shares of common stock were outstanding under the 2010 Plan.

Stock options issued under the 2010 Plan generally vest monthly over three years for employees and one year for directors. Stock options held by employees who qualify for retirement age (defined as employees that are a minimum of 55 years of age and the sum of their age plus years of full-time employment with the Company exceeds 70 years) vest on the earlier of scheduled vest date or the date of retirement.

Fair Value Assumptions of 2010 Plan Stock Options

The fair value of the stock options granted under the 2010 Plan during the years ended December 31, 2024 and 2023, was estimated based on the following assumptions:

	Year Ended December 31,	
	2024	2023
Dividend yield	0 %	0 %
Expected volatility	65 %	66 - 70 %
Risk-free interest rate	4.35 %	3.58 - 4.73 %
Expected term	5.79 years	5.79 years

The weighted-average grant-date fair value per share of the options granted under the 2010 Plan during the year ended December 31, 2024 and 2023 was $15.32 and $13.18, respectively.

Stock Option Inducement Awards

On December 30, 2022, the Board appointed Owen Hughes as Executive Chairman of the Board and Interim Chief Executive Officer and Bradley Sitko as the Company's Chief Investment Officer, effective as of January 1, 2023. Pursuant to the terms of their respective employment agreements, Mr. Hughes and Mr. Sitko were each granted two separate awards of non-qualified stock options on January 3, 2023 (collectively, the "Stock Option Inducement Awards") when the Company's stock price was $18.66 per share.

The Stock Option Inducement Awards were granted to Mr. Hughes and Mr. Sitko outside the 2010 Plan as an inducement material to entering into their respective employment with the Company in accordance with Nasdaq Listing Rule 5635(c)(4) but are subject to the terms and conditions of the 2010 Plan. More information on the Stock Option Inducement Awards granted during the three months ended March 31, 2023 can be found in Note 10 of the Company's Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 8, 2024.

The weighted-average grant-date fair value per share of options granted to Mr. Hughes and Mr. Sitko at an exercise price of $18.66 per share during the first quarter of 2023 was $11.91. The weighted-average grant-date fair value per share of options granted to Mr. Hughes and Mr. Sitko at an exercise price of $30.00 per share during the first quarter of 2023 was $14.68. No Stock Option Inducement Awards were granted during the year ended December 31, 2024.

The activity for all stock options for the year ended December 31, 2024 was as follows:

	Number of shares		Weighted Average Exercise Price Per Share	Weighted Average Contractual Remaining Term (in years)		Aggregate Intrinsic Value (in thousands)
Outstanding as of January 1, 2024	2,730,068	$	20.88	6.29	$	10,638
Granted.	34,170		24.71			
Exercised	(301,599)		6.08			
Forfeited, expired or cancelled.	(35,710)		153.47			
Outstanding as of December 31, 2024	2,426,929	$	20.83	5.77	$	18,644
Exercisable as of December 31, 2024	2,054,255	$	20.26	5.37	$	17,176

The aggregate intrinsic value of stock options exercised during the years ended December 31, 2024 and 2023 was $6.2 million and $0.3 million, respectively. The intrinsic value is the difference between the fair value of the Company's common stock at the time of exercise and the exercise price of the stock option.

The Company recorded $3.9 million in stock-based compensation expense related to stock options during the year ended December 31, 2024. As of December 31, 2024, $4.7 million of total unrecognized compensation expense related to stock options is expected to be recognized over a weighted average period of 1.76 years.

Performance Stock Unit Awards

In May 2023, the Company granted employees 430,400 PSUs under the 2010 Plan.

The PSUs are subject to market-based vesting conditions and the number of PSUs vested will be based on the stock price of the Company's common stock as compared to four stock price hurdles over a three-year period from the May 2023 grant date (the "performance period"). A stock price hurdle is considered attained when, at any time during the performance period, the Company's volume-weighted average stock price equals or exceeds the hurdle stock price value for 30 consecutive calendar days. Upon attainment of a stock price hurdle, one third of the earned PSUs will vest immediately upon achievement, one third will vest upon the two-year anniversary of the grant date and one third will vest on the three-year anniversary of the grant date. If no stock price hurdle is attained during the performance period, then no PSUs will vest. In October 2023, the Company granted an additional 18,200 PSUs under the 2010 Plan with generally the same terms as the May 2023 PSU grants.

In connection with Mr. Hughes' appointment to full-time Chief Executive Officer in January 2024, the Company granted Mr. Hughes 275,000 PSUs under the 2010 Plan with generally the same terms as the May 2023 PSU grants. In April 2024, the Company granted certain employees an aggregate of 10,000 PSUs under the 2010 Plan with generally the same terms as the May 2023 PSU grants.

During the fourth quarter of 2024, the $30.00 stock price hurdle was achieved.

Fair Value Assumptions of Performance Stock Unit Awards

The fair value of the PSUs granted was estimated based on Monte Carlo valuation model which incorporates into the valuation the possibility that the stock price hurdles may not be satisfied.

The range of grant date fair values of the PSUs granted in 2023 was estimated as follows:

Hurdle Price Per PSU		Number of PSUs	Fair Value Per Share		Derived Service Period (in years)
$	30.00	243,550	$	11.42-17.45	0.69-2.59
$	35.00	91,239	$	10.16-16.07	0.93-2.59
$	40.00	60,024	$	9.07-14.84	1.12-2.59
$	45.00	53,787	$	8.12-13.72	1.27-2.59
		448,600			

The grant date fair values of the PSUs granted in January 2024 and April 2024 was estimated as follows:

Hurdle Price Per PSU		Number of PSUs	Fair Value Per Share		Derived Service Period (in years)
$	30.00	165,900	$	18.42-19.71	0.46-0.74
$	35.00	55,290	$	17.24-17.67	0.66-0.96
$	40.00	34,029	$	15.85-16.14	0.82-1.15
$	45.00	29,781	$	14.20-15.13	0.95-1.31
		285,000			

The Company estimates that it will recognize total stock-based compensation expense of approximately $11.9 million in aggregate for the PSUs granted in May 2023, October 2023, January 2024, and April 2024 using the graded expense attribution method over the requisite service period of each tranche. If the stock price hurdles are met sooner than the requisite service period, the stock-based compensation expense for the respective stock price hurdle will be accelerated. Stock-based compensation expense will be recognized over the requisite service period if the grantees continue to provide service to the Company, regardless of whether the PSU stock price hurdles are achieved.

The activity for all PSUs for the year ended December 31, 2024, was as follows:

	Number of Unvested PSUs		Weighted Average Grant Date Fair Value Per Share
Unvested balance as of January 1, 2024	448,600	$	15.40
Granted	285,000		17.60
Vested	(136,483)		17.23
Forfeited	—		—
Unvested balance as of December 31, 2024	597,117	$	16.03

The Company recorded $6.1 million of stock-based compensation expense related to the PSUs during the year ended December 31, 2024. As of December 31, 2024, there was $3.0 million in unrecognized stock-based compensation expense related to outstanding PSUs granted to employees, with a weighted-average remaining recognition period of 0.88 years.

Restricted Stock Unit Awards

In May 2024, the Company granted the non-employee directors of the Board an aggregate of 15,175 RSUs under the 2010 Plan. RSUs are equity awards that entitle the holder to receive freely tradeable shares of the Company's common stock upon vesting. The RSUs vest in full on the one-year anniversary of the grant date. The fair value of the RSUs is equal to the closing price of the Company's common stock on the grant date. The weighted-average grant-date fair value of the RSUs granted was $24.71 per RSU. As of December 31, 2024, no RSUs had vested and the unvested balance as of December 31, 2024 was 15,175 RSUs at a weighted-average grant-date fair value of $24.71 per RSU.

The Company recorded $0.2 million in stock-based compensation expense related to the RSUs during the year ended December 31, 2024. As of December 31, 2024, there was $0.1 million unrecognized stock-based compensation expense related to the outstanding RSUs granted to non-employee directors, with a weighted-average remaining recognition period of 0.37 years.

Stock-based Compensation Expense

All stock-based compensation expense is recorded in G&A expense. The following table shows total stock-based compensation expense for stock options, PSUs, RSUs, and ESPP in the consolidated statements of operations (in thousands):

| | Year Ended December 31, | |
	2024	2023
Total stock-based compensation expense	$ 10,312	$ 9,099

11. Net Loss Per Share Attributable to Common Stockholders

Potentially dilutive securities are excluded from the calculation of diluted net loss per share attributable to common stockholders if their inclusion is anti-dilutive.

The following table shows the weighted-average shares from outstanding securities considered anti-dilutive and therefore excluded from the computation of diluted net loss per share attributable to common stockholders (in thousands):

| | Year Ended December 31, | |
	2024	2023
Convertible preferred stock	5,003	5,003
Common stock options	1,755	1,793
Contingently issuable PSUs	273	—
Warrants for common stock	131	17
Total	7,162	6,813

For PSUs with market conditions, if the market conditions have not been satisfied by the end of the reporting period, the number of shares that would be issuable based on the market price at the end of the reporting period, as if the end of the reporting period were the end of the contingency period, will be included in the calculation of diluted earnings per share if the effect is dilutive. No shares would be issuable based on the market price of $26.28 per share as of December 31, 2024.

For PSUs that have satisfied the market conditions but have not satisfied service conditions by the end of the reporting period, the number of shares issuable is included in the calculation of diluted earnings per share if the effect is dilutive.

The following is a reconciliation of the numerator (net loss) and the denominator (number of shares) used in the calculation of basic and diluted net loss per share attributable to common stockholders (in thousands, except per share amounts):

| | Year Ended December 31, | |
	2024	2023
Numerator		
Net loss	$ (13,821)	$ (40,831)
Less: Series A accumulated dividends	(2,122)	(2,122)
Less: Series B accumulated dividends	(3,350)	(3,350)
Net loss attributable to common stockholders, basic	$ (19,293)	$ (46,303)
Net loss attributable to common stockholders, diluted	$ (19,293)	$ (46,303)
Denominator		
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic	11,701	11,471
Weighted-average shares used in computing net loss per share attributable to common stockholders, diluted	11,701	11,471
Net loss per share attributable to common stockholders, basic	$ (1.65)	$ (4.04)
Net loss per share attributable to common stockholders, diluted	$ (1.65)	$ (4.04)

12. Capital Stock

Series X Convertible Preferred Stock

The Company sold directly to BVF 5,003 shares of Series X Convertible Preferred Stock in 2017. As of December 31, 2024 and 2023, there were 5,003 shares authorized and issued of Series X Convertible Preferred Stock.

The Series X Convertible Preferred Stock have the following characteristics, which are set forth in Certificates of Designation of Preferences, Rights and Limitations filed with the Delaware Secretary of State.

Dividends— Holders of convertible preferred stock are entitled to receive dividends on shares of convertible preferred stock equal (on an as if converted to common stock basis) to and in the same form as dividends actually paid on the Company's common stock.

Liquidation Rights— In the event of the Company's liquidation, dissolution or winding up, holders of convertible preferred stock will participate, on a pro-rata basis, with any distribution of proceeds to holders of common stock.

Conversion— Each share of Series X Convertible Preferred Stock is convertible into 1,000 shares of registered common stock based on a conversion price of $4.03 per share of common stock.

Voting Rights— Series X Convertible Preferred Stock will generally have no voting rights, except as required by law and except that the consent of the holders of the outstanding convertible preferred stock will be required to amend the terms and to issue additional shares of the preferred stock.

Classification— The Company evaluated the convertible preferred stock for liability or equity classification under the applicable accounting guidance and determined that equity treatment was appropriate because the convertible preferred stock did not meet the definition of the liability instruments defined thereunder for convertible instruments. Specifically, the shares of Series X Convertible Preferred Stock are not mandatorily redeemable and do not embody an obligation to buy back the shares outside of the Company's control in a manner that could require the transfer of assets. Additionally, the Company determined that the convertible preferred stock would be recorded as permanent equity, not temporary equity, given that they are not redeemable for cash or other assets (i) on a fixed or determinable date, (ii) at the option of the holder, and (iii) upon the occurrence of an event that is not solely within control of the Company. The Company has also evaluated the embedded conversion and contingent redemption features within the Series X Convertible Preferred Stock in accordance with the accounting guidance for derivatives and determined that bifurcation is not required for any embedded feature.

Series A Preferred Stock

On December 15, 2020, the Company sold 984,000 shares of its 8.625% Series A cumulative, perpetual preferred stock at the price of $25.00 per share, through a public offering for aggregate gross proceeds of $24.6 million. Total offering costs of $2.0 million were offset against the proceeds from the sale of Series A Preferred Stock, for total net proceeds of $22.6 million.

As of December 31, 2024 and 2023, there were 984,000 shares authorized and issued of Series A Preferred Stock.

The Series A preferred stock have the following characteristics, which are set forth in the Certificates of Designation of Preferences, Rights and Limitations filed with the Delaware Secretary of State.

Dividends— Holders of the Series A Preferred Stock shall be entitled to receive, when, and if authorized by the Board and declared by the Corporation, cumulative cash dividends at the rate of 8.625% per annum of the $25.00 liquidation preference per share of the Series A Preferred Stock. Such dividends will accumulate and be cumulative from, and including, the date of original issue of the Series A Preferred Stock. Dividends will be payable in arrears on or about the 15th day of January, April, July and October of each year beginning on or about April 15, 2021. The amount of any dividend payable on the Series A Preferred Stock for any period greater or less than a full dividend period shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months.

Liquidation Rights— In the event of the Company's liquidation, dissolution or winding up, holders of Series A Preferred Stock will rank senior to all classes or series of common stock as to dividend rights and rights upon liquidation, dissolution or winding-up and on parity with respect to the distribution of assets with the Company's Series X Preferred Stock. The Series A Preferred Stock have a par value of $0.05 per share and a liquidation preference of $25.00 per share plus any accrued and unpaid dividends.

Redemption and Special Optional Redemption— The Company, at its option, may redeem the Series A Preferred Stock, in whole or in part, at any time for a cash redemption price, plus any accrued and unpaid dividends, as follows: (i) $26.00 per share between December 15, 2021 and December 15, 2022, (ii) $25.75 per share between December 15, 2022 and December 15, 2023, (iii) $25.50 per share between December 15, 2023 and December 15, 2024 (iv) $25.25 per share between December 15, 2024 and December 15, 2025 and $25.00 per share on or after December 15, 2025. The Company also has a special optional redemption option whereby, upon the occurrence of a delisting event or change of control event, the Company may redeem outstanding Series A Preferred Stock at an amount of $25.00 per share.

Conversion— The shares of Series A Preferred Stock are not convertible into or exchangeable for any other property or securities of the Company except upon the occurrence of a delisting event or change in control event and the Company has not, on or before the date of such an event, provided the required notice of its election to redeem the Series A Preferred Stock pursuant to its redemption right or special optional redemption right. In this case, the holder of shares of Series A Preferred Stock can convert some or all of their Series A Preferred Stock into a number of shares of common stock per share equal to the lesser of (A) (i) the sum of the $25.00 liquidation preference per share of Series A Preferred Stock to be converted plus (ii) the amount of any accrued and unpaid dividends to, but not including, the event date, as applicable, divided by (iii) the common stock price and (B) 1.46071 (the "Share Cap"). The common stock price to be used in the latter noted calculation for a delisting event will be the average of the closing price per share of the Company's common stock on the 10 consecutive trading days immediately preceding, but not including, the effective date of the delisting event. The common stock price used in the event of a change in control event will, alternatively, be based on market price according to the definition in the Certificate of Designation.

Voting Rights— Holders of the Series A Preferred Stock generally will have no voting rights, but will have limited voting rights if the issuer fails to pay dividends for six or more quarters (whether or not declared or consecutive) and in certain other events.

Classification—The Company evaluated the Series A Preferred Stock for liability or equity classification under the applicable accounting guidance and determined that treatment as equity was appropriate.

Depositary Shares Representing Interest in Series B Preferred Stock

On April 9, 2021, the Company sold 1,600,000 Series B Depositary Shares, at the price of $25.00 per Series B Depositary Share, through a public offering for aggregate gross proceeds of $40.0 million. Each Series B Depositary Share represents 1/1000 interest in a share of Series B Preferred Stock. Total offering costs of $2.9 million were offset against the proceeds from the sale of Series B Depositary Shares, for net proceeds of $37.1 million.

As of December 31, 2024 and 2023, there were 3,600 shares authorized and 1,600 issued of Series B Preferred Stock.

The Series B Preferred Stock has the following characteristics, which are set forth in the Certificate of Designation of 8.375% Series B Cumulative Perpetual Preferred Stock, as corrected, filed with the Delaware Secretary of State.

Dividends— Holders of Series B Preferred Stock shall be entitled to receive cash dividends, when and if declared by the Board at the rate of 8.375% per annum of the $25,000.00 liquidation preference per share, which equals $2,093.75 per share each year. Such dividends shall be payable quarterly in arrears on or about the 15th calendar day of each January, April, July and October commencing on or about July 15, 2021. The dividends will accumulate and be cumulative from, and including, the date of original issue of the Series B Preferred Stock, on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stockholder records of the Company (or the depositary in the case of Series B Depositary Shares representing underlying Series B Preferred Stock) at the close of business on the applicable dividend record date.

Liquidation Preference - Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, before any distribution or payment shall be made to holders of shares of Common Stock or any other class or series of capital stock of the Company ranking junior to the Series B Preferred Stock, the holders of shares of Series B Preferred Stock shall be paid out of the assets of the Company, after payment of or provision for the debts and other liabilities and any class or series of capital stock, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up, senior to the Series B Preferred Stock. The Series B Preferred Stock have a par value of $0.05 per share and a liquidation preference of $25,000.00 per share plus any accrued and unpaid dividends.

Redemption and Special Optional Redemption - On and after April 15, 2022, the Company, at its option, may redeem the Series B Preferred Stock, for cash, in whole or in part, at any time or from time to time, as follows: (i) between April 15, 2022 to April 15, 2023, at a redemption price of $26,000.00 per share ($26.00 per depositary share), (ii) between April 15, 2023 to April 15, 2024, at a redemption price of $25,750.00 per share ($25.75 per depositary share), (iii) between April 15, 2024 to April 15, 2025, at a redemption price of $25,500.00 per share ($25.50 per depositary share), (iv) between April 15, 2025 to April 15, 2026, at a redemption price of $25,250.00 per share ($25.25 per depositary share), and (v) after April 15, 2026, at a redemption price of $25,000.00 per share ($25.00 per depositary share), and in each case, plus any accrued and unpaid dividends thereon up to but not including the date fixed for redemption, without interest. If fewer than all of the outstanding shares of Series B Preferred Stock are to be redeemed, the shares to be redeemed will be determined pro rata or by lot. Upon the occurrence of a delisting event or change of control the Company will have the option to redeem the Series B Preferred Stock, in whole or in part, for cash at $25,000.00 per share plus accrued and unpaid dividends.

Conversion - The shares of Series B Preferred Stock are not convertible into or exchangeable for any other property or securities of the Company, except upon the occurrence of a delisting event or a change of control, each holder Series B Preferred Stock will have the right (unless the Company has elected to redeem the Series B Preferred Stock) to convert some or all of the shares of Series B Preferred Stock held by such holder on the delisting event conversion date or change of control conversion date into a number of shares of the common stock (or equivalent value of alternative consideration) per share of Series B Preferred Stock, equal to the lesser of (A) the quotient obtained by dividing (1) the sum of the $25,000.00 per share liquidation preference plus the amount of any accumulated and unpaid dividends up to, but not including, the delisting event conversion date or change of control conversion date, as applicable (unless the delisting event conversion date or change of control conversion date, is after a record date for a Series B Preferred Stock dividend payment and prior to the corresponding Series B Preferred Stock dividend payment date, in which case no additional amount for such accumulated and then remaining unpaid dividend will be included in this sum) by (2) the common stock price (such quotient, the "Conversion Rate"); and (B) 1,253.13 (1.25313 per depositary share) (i.e., the "Share Cap"), subject to certain adjustments described in the Series B Preferred Stock Certificate of Designation.

Voting Rights— Holders of the Series B Preferred Stock generally will have no voting rights, but will have limited voting rights if the issuer fails to pay dividends for six or more quarters (whether or not declared or consecutive) and in certain other events.

Classification—The Company evaluated the Series B Preferred Stock for liability or equity classification under the applicable accounting guidance and determined that treatment as equity was appropriate.

Dividends

During the year ended December 31, 2024, the Company's Board declared and paid cash dividends on the Company's Series A Preferred Stock and Series B Depositary shares as follows:

Dividend Declaration Date	Series A Preferred Stock Cash Dividend Declared ($ per share)	Series B Depositary Share Cash Dividend Declared ($ per share)	Dividend Payment Date
October 18, 2023	$ 0.53906	$ 0.52344	January 15, 2024
February 21, 2024	$ 0.53906	$ 0.52344	April 15, 2024
May 15, 2024	$ 0.53906	$ 0.52344	July 15, 2024
July 24, 2024	$ 0.53906	$ 0.52344	October 15, 2024
October 23, 2024	$ 0.53906	$ 0.52344	January 15, 2025

BVF Ownership

As of December 31, 2024, BVF owned approximately 30.4% of the Company's total outstanding shares of common stock, and if all the shares of Series X Convertible Preferred Stock were converted (without taking into account beneficial ownership limitations), BVF would own 50.9% of the Company's total outstanding shares of common stock. The Company's Series A Preferred Stock becomes convertible upon the occurrence of specific events and as of December 31, 2024, the contingency was not met, therefore the Series A Preferred Stock owned by BVF is not included in the as-converted ownership calculation. Due to its significant equity ownership, BVF is considered a related party of the Company.

2018 Common Stock ATM Agreement

On December 18, 2018, the Company entered into the 2018 Common Stock ATM Agreement with HCW, under which the Company may offer and sell from time to time at its sole discretion shares of its common stock through HCW as its sales agent, in an aggregate amount not to exceed $30.0 million. HCW may sell the shares by any method permitted by law deemed to be an "at the market" offering as defined in Rule 415 of the Securities Act and will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell the shares up to the amount specified. The Company will pay HCW a commission of up to 3% of the gross proceeds of any shares of common stock sold under the 2018 Common Stock ATM Agreement. On March 10, 2021, the Company amended the 2018 Common Stock ATM Agreement with HCW to increase the aggregate amount of shares of its common stock that it could sell through HCW as its sales agent to $50.0 million. No shares have been sold under the 2018 Common Stock ATM Agreement since the agreement was executed.

2021 Series B Preferred Stock ATM Agreement

On August 5, 2021, the Company entered into the 2021 Series B Preferred Stock ATM Agreement with B. Riley, under which the Company may offer and sell from time to time, at its sole discretion, through or to B. Riley, as agent or principal an aggregate amount not to exceed $50.0 million of its Series B Depositary Shares. B. Riley may sell the shares by any method permitted by law deemed to be an "at the market" offering as defined in Rule 415 of the Securities Act, and will use its commercially reasonable efforts consistent with its normal trading and sales practices to sell the shares up to the amount specified. The Company will pay B. Riley a commission of up to 3% of the gross proceeds of any Series B Depositary Shares sold under the 2021 Series B Preferred Stock ATM Agreement. No shares have been sold under the 2021 Series B Preferred Stock ATM Agreement since the agreement was executed.

Common Stock Warrants

As of December 31, 2024 and 2023, the following common stock warrants were outstanding:

Issuance Date	Expiration Date	Balance Sheet Classification	Exercise Price per Share	December 31, 2024	December 31, 2023
May 2018	May 2028	Stockholders' equity	$ 23.69	6,332	6,332
March 2019	March 2029	Stockholders' equity	$ 14.71	4,845	4,845
December 2023	December 2033	Stockholders' equity	$ 35.00	40,000	40,000
December 2023	December 2033	Stockholders' equity	$ 42.50	40,000	40,000
December 2023	December 2033	Stockholders' equity	$ 50.00	40,000	40,000
				131,177	131,177

In May 2018, the Company issued SVB a warrant in connection with the legacy SVB Loan Agreement which is exercisable in whole or in part for up to an aggregate of 6,332 shares of common stock with an exercise price of $23.69 per share. The warrant may be exercised on a cashless basis and is exercisable within 10 years from the date of issuance or upon the consummation of certain acquisitions of the Company. The fair value of the warrant issued to SVB was determined using the Black-Scholes Model and was estimated to be $0.1 million. The warrant is classified in stockholders' equity on the consolidated balance sheets.

In March 2019, the legacy SVB Loan Agreement was amended to extend the draw period from March 31, 2019 to March 31, 2020. In connection with the amendment, the Company issued a second warrant to SVB which is exercisable in whole or in part for up to an aggregate of 4,845 shares of common stock with an exercise price of $14.71 per share. The second warrant may be exercised on a cashless basis and is exercisable within 10 years from the date of issuance or upon the consummation of certain acquisitions of the Company. The fair value of the second warrant issued to SVB was determined using the Black-Scholes Model and was estimated to be $0.1 million. The warrant is classified in stockholders' equity on the consolidated balance sheets.

In December 2023, in connection with the Blue Owl Loan, the Company issued the Blue Owl Warrants to certain funds affiliated with Blue Owl, which are exercisable in whole or in part to purchase up to an aggregate of 120,000 shares of the Company's common stock, inclusive of warrants to purchase (i) up to 40,000 shares of XOMA's common stock at an exercise price of $35.00 per share; (ii) up to 40,000 shares of XOMA's common stock at an exercise price of $42.50 per share; and (iii) up to 40,000 shares of XOMA's common stock at an exercise price of $50.00 per share. The Blue Owl Warrants may be exercised on a cashless basis and are exercisable within 10 years from the date of issuance or upon the consummation of certain acquisitions of the Company.

The fair value per share of Blue Owl Warrants issued at the exercise prices of $35.00, $42.50 and $50.00 per share during the fourth quarter of 2023 was determined using the Black-Scholes Model to be $12.53, $12.23 and $11.97 per share, respectively, based on the following weighted average assumptions:

	Year Ended December 31, 2023
Dividend yield	— %
Expected volatility	87 %
Risk-free interest rate	4 %
Expected term	10 years

The aggregate fair value of the Blue Owl Warrants of $1.5 million is classified in stockholders' equity on the consolidated balance sheets.

13. Commitments and Contingencies

Collaborative Agreements, Royalties and Milestone Payments

The Company has committed to make potential future milestone payments and legal fees to third parties as part of licensing and development programs. Payments under these agreements become due and payable only upon the achievement of certain developmental, regulatory and commercial milestones by the Company's licensees. Because it is uncertain if and when these milestones will be achieved, such contingencies, aggregating up to $6.3 million (assuming one product per contract meets all milestones events) have not been recorded on the accompanying consolidated balance sheets. The Company is unable to determine precisely when and if payment obligations under the agreements will become due as these obligations are based on milestone events, the achievement of which is subject to a significant number of risks and uncertainties. None of these milestones were assessed to be probable as of December 31, 2024.

Contingent Consideration

Pursuant to the Company's agreements with Aronora, Kuros, Affitech, and Daré, and under the Kinnate CVR Agreement, the Company has committed to pay the Aronora Royalty Milestones, the Kuros Sales Milestones, the remaining Affitech Sales Milestones, the Daré Milestones, the Exarafenib milestone contingent consideration, and the Pulmokine contingent consideration.

During the year ended December 31, 2023, the Company recorded $1.0 million for the LadRx contingent consideration that represented the estimated fair value of the potential future payments upon the achievement of regulatory milestones related to arimoclomol and aldoxorubicin at the inception of the LadRx Agreements. During the year ended December 31, 2024, the contingent liability was reduced to zero after the Company paid LadRx $1.0 million upon the FDA's acceptance of the arimoclomol NDA resubmission. Additionally, the amendment to the LadRx RPA removed the milestone payment that had been contingent upon the achievement of a regulatory milestone related to aldoxorubicin (Note 5).

During the third quarter of 2024, the LadRx commercial sales milestone related to MIPLYFFA pursuant to the LadRx AAA was assessed to be probable under ASC 450. As such, a $1.0 million liability was recorded in contingent consideration under RPAs, AAAs, and CPPAs and a corresponding $1.0 million asset was recorded under long-term royalty and commercial payment receivables under the cost recovery method on the consolidated balance sheet. During the fourth quarter of 2024, this contingent liability was reduced to zero after the Company paid LadRx $1.0 million upon the achievement of the related commercial sales milestone (Note 5).

During the year ended December 31, 2023, two sales milestones related to VABYSMO pursuant to the Affitech CPPA were assessed to be probable under ASC 450. As such, a $6.0 million liability was recorded in contingent consideration under RPAs, AAAs, and CPPAs and a corresponding $6.0 million asset was recorded under long-term royalty and commercial payment receivables on the consolidated balance sheet. During the first quarter of 2024, this contingent liability was reduced to zero after the Company paid Affitech $6.0 million upon the achievement of the related commercial sales milestones (Note 5).

During the first quarter of 2024, a third sales milestone related to VABYSMO pursuant to the Affitech CPPA was assessed to be probable under ASC 450. As such, a $3.0 million liability was recorded in contingent consideration under RPAs, AAAs, and CPPAs and a corresponding $3.0 million asset was recorded under short-term royalty and commercial payment receivables under the cost recovery method on the consolidated balance sheet. The fourth and last remaining sales milestone related to VABYSMO pursuant to the Affitech CPPA is included in the estimation of expected future cash flows under the EIR method to determine the carrying amount of the short-term royalty and commercial payment receivables under the EIR method as of December 31, 2024. The final $6.0 million in milestones due to Affitech was paid in March 2025.

As of December 31, 2024, the Company recorded $3.2 million for the Exarafenib milestone contingent consideration, which represented the estimated fair value of potential future payments upon the achievement of a certain specified milestone related to exarafenib payable to Kinnate CVR holders upon the closing of the Kinnate acquisition under the Kinnate CVR Agreement. The Exarafenib milestone contingent consideration is measured at fair value at each reporting period, with changes in fair value recorded in other income (expense), net.

The liability for future Aronora Royalty Milestones, Kuros Sales Milestones, the Daré Milestones, and the Pulmokine contingent consideration will be recorded when the amounts, by product, are probable and reasonably estimable.

As of December 31, 2024, none of the Aronora Royalty Milestones, Kuros Sales Milestones, Daré Milestones, and the Pulmokine contingent consideration were assessed to be probable and as such, no liability was recorded on the consolidated balance sheet.

14. Segment and Geographic Information

Segment Information

The Company's chief operating decision maker ("CODM") is the Chief Executive Officer. The Company has determined that it operates in one operating segment and the CODM regularly reviews information and business activities on a consolidated basis to allocate resources and assess performance. Segment income and revenues consist of income from purchased receivables through RPAs, AAAs, and CPPAs, revenue from the licenses of intellectual property and related milestone and royalties, and revenue from the sale of future revenue streams. The Company derives income and revenues primarily from the U.S., Europe, and the Asia Pacific. The CODM uses net income (loss) reported in the consolidated statements of operations to evaluate income (loss) generated from segment assets (return on assets) in deciding whether to invest into the Company's consolidated operations, such as to broaden its royalty portfolios or to repurchase its common stock. The measure of segment assets is reported on the balance sheet as total consolidated assets. Consolidated net income (loss) is used to monitor budget versus actual results. The Company does not have intra-entity sales or transfers (other than was necessary to secure the VABYSMO royalty backed loan from Blue Owl).

Presented in the table below is segment information for the years ended December 31, 2024 and 2023 (in thousands):

| | Year Ended December 31, | |
	2024	2023
Income and revenues	$ 28,487	$ 4,758
Business development and deal related costs	(2,971)	(3,391)
Other segment items:		
Research and development expenses	(2,875)	(143)
Depreciation of property and equipment	(10)	(3)
Other general and administrative expenses[1]	(31,497)	(22,212)
Credit losses on purchased receivables	(30,904)	(1,575)
Impairment charges	—	(14,253)
Arbitration settlement costs	—	(4,132)
Amortization of intangible assets	(206)	(897)
Gain on the acquisition of Kinnate	19,316	—
Change in fair value of embedded derivative related to RPA	8,100	—
Interest expense	(13,840)	(569)
Other income (expense), net	6,921	1,586
Income tax benefit	5,658	—
Segment and consolidated net loss	$ (13,821)	$ (40,831)

(1) Other general and administrative expenses for the years ended December 31, 2024 and 2023 are general and administrative expenses of $34.5 million and $25.6 million, net of business development and deal related costs and depreciation of property and equipment, respectively.

Geographic Information

Income and revenue attributed to the following geographic regions was as follows (in thousands) based on the location of the partners and licensees:

| | Year Ended December 31, | |
	2024	2023
Switzerland	$ 14,800	$ —
United States	12,062	3,658
Asia Pacific	1,125	1,100
Europe	500	—
Total	$ 28,487	$ 4,758

The Company's property and equipment is held in the U.S.

15. Subsequent Events

Acquisition of Economic Interest in FCX-007

On February 24, 2025, Ligand Pharmaceuticals Incorporated ("Ligand") entered into a Purchase and Sale Agreement with Castle Creek Biosciences, Inc., Castle Creek Biosciences, LLC (collectively, "Castle Creek"), and a syndicate of co-investors for which Ligand acted as representative (collectively, including Ligand, the "Purchasers"), to support Castle Creek's autologous human fibroblast cell-based gene therapy genetically modified to express COL7, also known as FCX-007 (dabocemagene autoficel) Phase 3 clinical study, its lead candidate for patients with dystrophic epidermolysis bullosa. Pursuant to the agreement, the Purchasers obtained for an aggregate purchase price of $75.0 million a high-single-digit royalty on worldwide sales of FCX-007 and warrants to purchase shares of Castle Creek Biosciences, Inc. Series D-1 Preferred Stock, which are exercisable until February 24, 2035. The Company paid $5.0 million for a mid-single-digit percentage portion of the high-single-digit royalty on worldwide sales of FCX-007 and 10,464 warrants to purchase shares of Castle Creek Biosciences, Inc. Series D-1 Preferred Stock.

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XOMA ROYALTY CORPORATION
2200 Powell Street, Suite 310
Emeryville, California 94608
(510) 204-7200

To our stockholders:

You are cordially invited to attend the annual meeting of stockholders of XOMA Royalty Corporation to be held on May 21, 2025, virtually via live audio webcast at **www.virtualshareholdermeeting.com/XOMA2025** at 9:00 a.m. Pacific Time. The meeting will be held online only.

Details of the business to be conducted at the annual meeting are provided in the Notice of the Annual Meeting of Stockholders and proxy statement. Also, for your information, we are making available online at **www.proxyvote.com**, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and our proxy statement.

We hope that you will attend the online annual meeting. In any event, please promptly vote your shares by submitting your proxy via the internet, by telephone or by signing, dating and returning the proxy card or voting instruction form.

Sincerely yours,

Owen Hughes
Chief Executive Officer

XOMA ROYALTY CORPORATION
2200 Powell Street, Suite 310
Emeryville, California 94608
(510) 204-7200

NOTICE OF THE ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD AT 9:00 A.M. PACIFIC TIME ON MAY 21, 2025

To the stockholders of XOMA Royalty Corporation:

The annual meeting of stockholders of XOMA Royalty Corporation, a Delaware corporation ("XOMA" or the "Company"), will be held virtually via live audio webcast at **www.virtualshareholdermeeting.com/ XOMA2025** on May 21, 2025 at 9:00 a.m. Pacific Time, for the following purposes:

1. To elect the seven director nominees named in the proxy statement to serve until the 2026 annual meeting of stockholders and until their successors are duly elected and qualified ("Proposal 1");

2. To ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025 ("Proposal 2");

3. To approve the reincorporation of the Company from the State of Delaware to the State of Nevada by conversion ("Proposal 3");

4. To approve a proposal to authorize the Board to unilaterally amend the By-laws ("Proposal 4");

5. To approve the Amended and Restated 2010 Long Term Incentive and Stock Award Plan ("Proposal 5");

6. To approve an adjournment of the annual meeting, if necessary or appropriate, to solicit additional proxies ("Proposal 6"); and

7. To consider and transact such other business as may properly come before the meeting or any adjournments or postponements thereof.

These items of business are more fully described in the proxy statement accompanying this notice.

The Board of Directors (the "Board") has fixed the close of business on March 31, 2025 as the record date for the determination of stockholders entitled to notice of, and to vote at, this meeting and at any adjournments or postponements thereof.

Instructions for accessing the virtual annual meeting are provided in the proxy statement. Unless otherwise announced differently at the meeting or on the meeting website, in the event of a technical malfunction or other situation that the meeting chair determines may affect the ability of the annual meeting to satisfy the requirements for a meeting of stockholders to be held by means of remote communication under the Delaware General Corporation Law, or that otherwise makes it advisable to adjourn the annual meeting, the meeting chair or secretary will convene the meeting at 10:00 a.m. Pacific Time on the date specified above at the offices of Gibson, Dunn & Crutcher LLP, located at One Embarcadero Center Suite 2600, San Francisco, CA 94111, solely for the purpose of adjourning the meeting to reconvene at a date, time and physical or virtual location announced by the meeting chair or secretary. Under either of the foregoing circumstances, we will post information regarding the announcement on the Investors page of the Company's website at **investors.xoma.com**.

By Order of the Board of Directors,

Thomas M. Burns
Senior Vice President, Finance and
Chief Financial Officer

You are cordially invited to attend the meeting online. Whether or not you expect to attend the meeting, please vote online, by telephone or by completing, dating, signing and returning the proxy card or voting instruction form mailed to you, as promptly as possible in order to ensure your representation at the meeting. Even if you have voted by proxy, you may still vote online if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

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PROXY SUMMARY AND VOTING ROADMAP

PROPOSAL 1 – Election of Directors

The Board recommends a vote FOR each nominee
See page 5 for additional information

Why the Board recommends that you support our nominees

- Our Board has nominated the seven director nominees named in the proxy statement to serve until the 2026 Annual Meeting of Stockholders. In line with governance best practices, all members of the Board stand for election annually.

- The Board believes that these nominees have the appropriate mix of skills, experience and backgrounds to create a well-balanced Board that can help drive and oversee execution of the Company's strategy.

PROPOSAL 2 – Independent Auditor Ratification

The Board recommends a vote FOR this proposal
See page 15 for additional information

Why the Board recommends that you support this proposal

- Our Audit Committee undertakes a robust review before engaging the independent auditor each year, considering factors such as the auditor's independence, performance, quality, candor, capability, expertise and appropriateness of fees.

- Following this review, our Audit Committee selected Deloitte & Touche as our independent auditor for 2025, and they have served in this capacity since 2018.

PROPOSAL 3 – Reincorporation from Delaware to Nevada

The Board recommends a vote FOR this proposal
See page 17 for additional information

Why the Board recommends that you support this proposal

- Nevada offers a more predictable business environment than Delaware does. We expect substantial cost savings and a lower risk of frivolous lawsuits as a result of the reincorporation.

- Moving to Nevada is expected to facilitate the Company's pursuit of value-enhancing business strategies, help reduce exposure to litigation costs and enhance stockholder value over the long term.

PROPOSAL 4 – Authorization of the Board to Unilaterally Amend the By-laws

The Board recommends a vote FOR this proposal
See page 39 for additional information

Why the Board recommends that you support this proposal

- The proposal will allow the Board to unilaterally amend the By-laws, whether the Company stays in Delaware or moves to Nevada, consistent with overwhelming market practice (including 98% of Russell 3000 companies).

- It is in the best interest of the Company and its stockholders when the Board is empowered to effect By-laws changes promptly in response to changes in corporate governance practices, emergent risks or similar matters.

PROPOSAL 5 – Amend and Restate our 2010 Long Term Incentive and Stock Award Plan

The Board recommends a vote FOR this proposal
See page 42 for additional information

Why the Board recommends that you support this proposal

- The proposal will increase the share pool under our broad-based equity incentive plan by 880,000 shares, which we believe is reasonable as it represents additional stockholder dilution of only 4% and, based on our current burn rate, we estimate it will last for the next 3 years.

- In addition, the proposal will make other updates to the plan, including aligning the definition of "Change in Control" with prevailing market practices, extending the term for a new 10-year period, and requiring dividends and dividend equivalents to be subject to the same vesting conditions as the underlying awards.

PROPOSAL 6 – Adjournment of the Annual Meeting

The Board recommends a vote FOR this proposal
See page 50 for additional information

Why the Board recommends that you support this proposal

- We may ask stockholders to vote on a proposal to adjourn the Annual Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Annual Meeting to adopt any of the other proposals.

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TABLE OF CONTENTS

LEGAL MATTERS

Important Notice Regarding the Availability of Proxy Materials for the 2025 Annual Meeting of Stockholders to Be Held on May 21, 2025. The proxy statement and Annual Report on Form 10-K for the year ended December 31, 2024 are available at **www.proxyvote.com**.

Forward-Looking Statements. The proxy statement may contain "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, which statements are subject to substantial risks and uncertainties and are based on estimates and assumptions. All statements other than statements of historical fact included in the proxy statement are forward-looking statements, including statements about the Company's Board, corporate governance practices, executive compensation program, equity compensation utilization and environment, social and governance initiatives. In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "objective," "intend," "should," "could," "can," "would," "expect," "believe," "design," "estimate," "predict," "potential," "plan" or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results or outcomes to differ materially from the forward-looking statements expressed or implied in the proxy statement. Such risks, uncertainties and other factors include those identified in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 filed with the U.S. Securities and Exchange Commission ("SEC") and other subsequent documents we file with the SEC. The Company expressly disclaims any obligation to update or alter any statements whether as a result of new information, future events or otherwise, except as required by law.

Website References. Website references throughout this document are inactive textual references and provided for convenience only, and the content on the referenced websites is not incorporated herein by reference and does not constitute a part of the proxy statement.

XOMA ROYALTY CORPORATION

PROXY STATEMENT

TO THE STOCKHOLDERS:

The enclosed proxy is solicited on behalf of the Board of XOMA for use at the annual meeting of stockholders to be held virtually via live audio webcast at **www.virtualshareholdermeeting.com/XOMA2025** at 9:00 a.m. Pacific Time on May 21, 2025, or any adjournment or postponement thereof, at which stockholders of record holding shares of common stock on March 31, 2025 will be entitled to vote. On March 31, 2025, the Company had issued and outstanding 11,952,889 shares of common stock, par value $0.0075 per share (the "Common Stock"). Holders of Common Stock are entitled to one vote for each share held.

The proxy materials will be made available to stockholders of record as of March 31, 2025 beginning on or about April 15, 2025.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS AND VOTING

How do I attend the annual meeting?

The meeting will be held virtually on May 21, 2025 at 9:00 a.m. Pacific Time via live audio webcast at **www.virtualshareholdermeeting.com/XOMA2025**. You are entitled to attend the annual meeting if you were a stockholder as of the close of business on March 31, 2025, the record date, or hold a valid proxy for the meeting. To be admitted to the annual meeting, you will need the 16-digit control number included on your proxy card or on the instructions that accompanied your proxy materials. If your shares are held in street name and your voting instruction form indicates that you may vote those shares through **www.proxyvote.com**, then you may access, participate in and vote at the annual meeting with the 16-digit access code indicated on that voting instruction form. Otherwise, stockholders who hold their shares in street name should contact the bank, broker or other institution where you hold your account well in advance of the meeting (preferably at least five days before the annual meeting) to obtain a "legal proxy" in order to be able to attend, participate in or vote at the annual meeting.

We encourage you to access the annual meeting before it begins. Online check-in will begin at 8:45 a.m. Pacific Time and you should allow ample time for the check-in procedures. The virtual meeting has been designed to provide the same rights to participate as you would have at an in-person meeting, including to vote, ask questions and view the list of registered stockholders as of the record date during the meeting. Information on how to vote before and during the annual meeting is discussed below.

How do I ask questions at the annual meeting?

During the annual meeting, you may submit questions online by using the question box on the virtual meeting website at **www.virtualshareholdermeeting.com/XOMA2025**. We will respond to as many inquiries at the annual meeting as time allows that comply with the meeting rules of conduct. We reserve the right to edit profanity or other inappropriate language and to exclude questions regarding topics that are not pertinent to meeting matters. If we receive substantially similar questions, we may group such questions together and provide a single response to avoid repetition.

What if I have technical difficulties or trouble accessing the virtual meeting website?

If you encounter any difficulties accessing the virtual annual meeting webcast during the check-in or meeting time, please call the technical support number that will be posted on the annual meeting website log-in page.

What if I cannot virtually attend the annual meeting?

You may vote your shares electronically before the meeting by internet, by proxy card or voting instruction form, or by telephone as described below. You do not need to access the annual meeting webcast to vote if you submitted your vote in advance of the annual meeting.

Will a list of stockholders of record as of the record date be available?

For the ten days ending *the day prior to* the annual meeting, a list of our stockholders of record as of the close of business on the record date will be available for examination by any stockholder of record for any legally valid purpose at our headquarters. During the meeting, the list will be available on the meeting webpage at **www.virtualshareholdermeeting.com/XOMA2025**.

How may I vote my shares?

Stockholder of record: shares registered in your name

If you are a stockholder of record, you may vote online at the annual meeting, vote by proxy over the internet, or you may also vote by proxy over the telephone or by completing and returning the proxy card.

To vote using the proxy card, simply complete, sign and date the proxy card, and return it promptly in the envelope provided. If you return your signed proxy card to us before the annual meeting, we will vote your shares as you direct us to.

To vote over the telephone, dial toll-free **1-800-690-6903** and follow the recorded instructions. You will be asked to provide the Company number and control number from the proxy card. Your telephone vote must be received by 11:59 p.m. Eastern Time on May 20, 2025 to be counted (for shares held in a 401(k) Plan, your vote must be received by 11:59 p.m. Eastern Time on May 19, 2025 to be counted).

To vote through the internet ***prior*** to the annual meeting, you may vote at **www.proxyvote.com** by following the instructions on the website. You will be asked to provide the Company number and control number from the proxy card. Your internet vote must be received by 11:59 p.m. Eastern Time on May 20, 2025 to be counted (for shares held in a 401(k) Plan, your vote must be received by 11:59 p.m. Eastern Time on May 19, 2025 to be counted).

To vote through the internet ***during*** the annual meeting, please follow the instructions at **www.virtualshareholdermeeting.com/XOMA2025**. You will need to enter the 16-digit control number included on your proxy card.

Beneficial owner: shares registered in the name of a broker or bank

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received voting instructions from that organization rather than from the Company. Simply follow the voting instructions from that organization to ensure that your vote is counted.

Whether or not you plan to attend the meeting, we urge you to vote by proxy to ensure your vote is counted. You may still attend the meeting and vote at the meeting even if you have already voted by proxy.

What if I sign and return a proxy card or otherwise vote but do not make specific choices?

Stockholder of record: shares registered in your name

If you sign and return your proxy card with no further instruction and do not hold your shares beneficially through a broker, bank or other nominee, your shares will be voted in accordance with the Board's recommendations on all proposals.

Beneficial owner: shares registered in the name of a broker or bank

If you are the beneficial owner and do not direct your broker, bank or other agent how to vote your shares, your broker, bank or other agent will only be able to vote your shares with respect to proposals considered to be "routine." Your broker, bank or other agent is not entitled to vote your shares with respect to "non-routine" proposals, which can result in a "broker non-vote." Whether a proposal is considered routine or non-routine is subject to stock exchange rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your broker, bank or other agent how to vote your shares on all proposals to ensure that your vote is counted.

Can I revoke my proxy?

Stockholder of record: shares registered in your name

Yes. You can revoke your proxy at any time before the closing of the polls at the meeting. If you are the recordholder of your shares, you may revoke your proxy in any one of the following ways:

- You may send a timely written notice of such revocation to the Secretary of the Company at the Company's principal executive office: 2200 Powell Street, Suite 310, Emeryville, California 94608.

- You may attend the annual meeting and vote online. Simply attending the meeting will not, by itself, revoke your proxy.

- You may submit a properly completed proxy card with a later date.

- You may grant a subsequent proxy by telephone or through the internet.

  Your last timely submitted vote is the one that will be counted.

Beneficial owner: shares registered in the name of a broker or bank

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by your broker, bank or other agent with respect to changing your vote.

What does it mean if I receive more than one proxy card or voting instructions?

If you receive more than one proxy card or voting instructions, your shares may be registered in more than one name or in different accounts. Please follow the voting instructions on the proxy card or voting instructions and cast your vote with respect to each proxy card or voting instructions to ensure that all of your shares are voted.

What is the quorum requirement?

A quorum of stockholders is required to hold a valid meeting. The presence, virtually or by proxy, of at least a majority of the shares of Common Stock outstanding and entitled to vote at the annual meeting will constitute a quorum.

Your shares will be counted towards the quorum only if you submit a valid proxy (or one is submitted on your behalf by your broker, bank or other nominee) or if you vote online at the meeting. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, the chairman of the meeting or holders of a majority of shares present at the meeting or represented by proxy and entitled to vote may adjourn the meeting to another date.

How many votes are needed to approve each proposal and how are votes counted?

- Proposal 1 – This proposal requires an affirmative vote of the plurality of the votes cast; as such, votes withheld and broker non-votes, if any, will have no effect on the outcome of the proposal. "Plurality" means that the seven nominees who receive the highest number of votes cast "FOR" are elected as directors. Stockholders do not have cumulative voting rights for the election of directors.

- Proposal 2 – This proposal requires the affirmative vote of the majority of the votes cast; as such, abstentions and broker non-votes, if any, will have no effect on the outcome of the proposal.

- Proposal 3 – This proposal requires the affirmative vote of the majority of the shares of Common Stock issued and outstanding; as such, abstentions and broker non-votes, if any, will have the same effect as a vote "AGAINST" the proposal.

- Proposal 4 – This proposal requires the affirmative vote of the majority of the shares of Common Stock issued and outstanding; as such, abstentions and broker non-votes, if any, will have the same effect as a vote "AGAINST" the proposal.

- Proposal 5 – This proposal requires the affirmative vote of the majority of the votes cast; as such, abstentions and broker non-votes, if any, will have no effect on the outcome of the proposal.

- Proposal 6 – This proposal requires the affirmative vote of the majority of the votes cast; as such, abstentions and broker non-votes, if any, will have no effect on the outcome of the proposal.

Who will count the votes?

Votes will be counted by Broadridge Financial Solutions, the Inspector of Elections appointed for the annual meeting.

Who is paying for this proxy solicitation?

The Company will bear the cost of the solicitation of stockholder votes, including preparation, assembly, printing and delivery of this proxy statement, the proxy card and any additional solicitation material furnished to stockholders. Copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians holding in their names shares of Common Stock that are beneficially owned by others to forward to such beneficial owners. The Company may reimburse brokers, fiduciaries or custodians for the cost of forwarding such proxy materials to beneficial owners. Sodali & Co has been retained to assist in soliciting proxies for a fee that we currently anticipate to be $15,000 plus distribution costs, costs related to any additional solicitation efforts we may determine to undertake and other expenses. The solicitation of proxies may be supplemented by telephone, electronic or personal solicitation by directors, officers or employees of the Company for no additional compensation.

How can I find out the results of the voting at the annual meeting?

Preliminary voting results will be announced at the annual meeting. In addition, final voting results will be published in a Current Report on Form 8-K that we expect to file with the SEC within four business days after the annual meeting.

PROPOSAL 1—ELECTION OF DIRECTORS

Our Board currently consists of seven directors. Each director nominee to be elected and qualified will hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified, or, if sooner, until their death, resignation or removal.

The nominees for the Board nominated for election by our Board, as recommended by the Nominating & Governance Committee, are set forth below. Each person nominated for election was previously elected by our stockholders at our 2024 annual meeting of stockholders. There are no family relationships among any of our directors or executive officers.

Each person nominated for election has agreed to serve if elected, and the Company's management has no reason to believe that any of the nominees listed below will be unable to serve. In the event any nominee should become unable or, for good cause, unwilling to serve, the proxies will be voted for any such substitute nominee as may be designated by the Board to fill the vacancy, or the Board may decrease the size of the Board. Unless otherwise instructed, the proxy holders will vote all proxies received by them "FOR ALL" the nominees for director listed below.

Nominees to the Board

Name	Title	Age (as of April 15, 2025)
Owen Hughes	Chief Executive Officer	50
Jack L. Wyszomierski	Chairman of the Board	69
Heather L. Franklin	Director	59
Natasha Hernday	Director	53
Barbara Kosacz	Director	67
Joseph M. Limber	Director	72
Matthew D. Perry	Director	52

Owen Hughes was appointed Chief Executive Officer in January 2024 after serving as our Executive Chairman of the Board and Interim Chief Executive Officer since January 2023. Mr. Hughes has served as the Chief Executive Officer of Sail Bio, Inc., a private biotechnology company focused on addressing toxic proteinopathies, since February 2022 and served as the Chief Executive Officer and co-founder of Cullinan Oncology, Inc., a publicly-traded oncology company, from September 2017 to October 2021. Previously, Mr. Hughes served as the Chief Business Officer and Head of Corporate Development at Intarcia Therapeutics, Inc., a biotechnology company focused on type II diabetes, from February 2013 to August 2017. Prior to his operating roles, Mr. Hughes spent 16 years on Wall Street in various capacities, including roles at Brookside Capital, an operating division of Bain Capital and Pyramis Global Advisors, a Fidelity Investments Company. Mr. Hughes has served as the Chairman of the Board of Ikena Oncology, Inc., a publicly-traded oncology company, since December 2022 and as a member of the Board of Directors of C4 Therapeutics since December 2023. Mr. Hughes served on the Board of Radius Health, Inc., a publicly-traded biopharmaceutical company, from April 2013 to August 2022, until its sale to Gurnet Point Capital and Patient Square Capital; Translate Bio, Inc., a messenger RNA therapeutics company, from July 2016 until its acquisition by Sanofi in September 2021; and FS Development Corp. II, a special purpose acquisition company sponsored by Foresite Capital, from February 2021 to December 2021. Mr. Hughes received a B.A. in History from Dartmouth College.

Mr. Hughes brings to the Board significant leadership experience with biopharmaceutical companies, including serving as chief executive officer of multiple companies, expertise as a founder and leader of an oncology company, and extensive experience in corporate development and strategic and financial planning.

Heather L. Franklin has been a director since August 2021. Ms. Franklin has over 30 years of broad biotechnology expertise. Since January 2025, she has served as Managing Director of 3D Chess Advisory LLC, a consulting firm focused on structuring and negotiation of licensing and acquisition transactions, and since February 2025, she has served as Executive Chairperson for Presage Biosciences Inc., a private biotechnology company. Previously, she was the founder of Blaze Bioscience, Inc. and led the company from its infancy to becoming a late clinical stage biotechnology company, and most recently served as its Executive Board Chair and as President and Chief Executive Officer from 2011 through 2024. She previously served as a member of the Board for Life Science Washington from 2020 through 2024. Prior to establishing Blaze Bioscience, Ms. Franklin spent 10 years at ZymoGenetics in positions of increasing responsibility, ultimately serving as Senior Vice President, Business Development. She was a member of the executive management team and was responsible for program management, strategic planning, pipeline marketing and business development, including structuring and negotiating in- and out-licenses and collaboration agreements for products at all stages of development from research through commercial. Earlier in her career, she held roles in program management at Amgen and Targeted Genetics. Ms. Franklin received her M.B.A. from The Wharton School of the University of Pennsylvania, her M.S. from the University of Washington and her B.S. from University of North Carolina at Chapel Hill.

Ms. Franklin brings to the Board extensive executive management experience, including varied aspects of operations management, including financial oversight, as well as early to late-stage licensing and M&A expertise for public and private companies in the biotechnology industry.

Natasha Hernday has been a director since July 2020. Ms. Hernday was the Chief Business Officer and a member of the Executive Committee for the formerly publicly-traded biotechnology company Seagen, Inc., where she worked from 2011 to 2023. She helped execute the sale of Seagen to Pfizer in 2023 and was a member of the executive integration planning team to merge the two oncology businesses. From 1994 through 2010, after starting her career in molecular and mammalian cell biology, Ms. Hernday served in various roles of increasing responsibility at Amgen Inc., including as Director, Mergers & Acquisitions and as Director, Out-Partnering. She serves on the Board of Directors of Firefly Bio, Inc., a private biotechnology company, and the Knight Campus External Advisory Board for the University of Oregon, and previously served on the Boards of PDL BioPharma, Inc. and Alpine Immune Sciences, Inc. Ms. Hernday received her B.A. in microbiology from the University of California at Santa Barbara and M.B.A. from Pepperdine University.

Ms. Hernday brings to the Board strong leadership experience in the biotechnology industry, including extensive experience advising biotechnology companies on matters of leadership, corporate strategy, financial planning and business development, such as collaborations, mergers and acquisitions.

Barbara Kosacz has been a director since January 2019. From July 2020 until February 2024, Ms. Kosacz served as Chief Operating Officer and General Counsel of Kronos Bio, Inc. Ms. Kosacz was previously a partner at Cooley LLP from 1996 to 2001, and from 2002 to 2020, and has more than 25 years of experience in counseling clients in the life sciences arena, ranging from early-stage startups to larger public companies, venture funds, investment banks and non-profit institutions. She serves on the Board of Directors of Athira Pharma, Inc., where she serves as Chair of the compensation committee, and on the Board of Directors of Scripps Research. She has also served on the Board of Directors of Phoenix Biotech Acquisition Corp., Locus Walk Acquisition Corp., and Arsenal Biosciences, Inc., where she served on the audit committee. She also has served as a member of the BIO Emerging Companies' Section Governing Board, the Board of Trustees of the Keck Graduate Institute, and the advisory board of Locust Walk Partners. Ms. Kosacz has been a speaker at multiple life sciences-related conferences, as well as guest lecturer at the University of California, Berkeley School of Law, Stanford University, the University of Pennsylvania and Columbia University on biotechnology law, biotech business models, corporate partnering negotiations and deal structures and bioethics. Recognized by Best Lawyers in America since 2008, Ms. Kosacz was listed as a "leading lawyer" for healthcare and life sciences in the 2018 Legal 500, as a "Band 1" attorney in the 2018 edition of Chambers USA: America's Leading Lawyers for Business, and was recognized as a "highly recommended transactions" lawyer by IAM Patent 1000 for her "nearly three decades advising diverse companies in the industry at a deeply strategic and commercial level and overseeing their most complex and profitable deals." She received her Juris Doctor degree from the University of California, Berkeley School of Law, and her bachelor's degree from Stanford University.

Ms. Kosacz brings to the Board significant experience advising biotechnology companies and extensive experience in structuring and negotiating strategic combinations and business development transactions, and has served as a director for a number of biotechnology companies.

Joseph M. Limber has been a director since December 2012. Mr. Limber is a founder of Garda Therapeutics, Inc., for which he has served as President and Chief Executive Officer since December 2024. He previously served as the President and Chief Executive Officer and a member of the Board of Secura Bio, Inc. from February 2019 through October 2024. Prior to that, Mr. Limber served as President and Chief Executive Officer of Genoptix, Inc. from March 2017 through December 2018. Mr. Limber served as Executive Chairman of ImaginAb from January 2016 through November 2017. Mr. Limber served as President and Chief Executive Officer of Gradalis, Inc. from July 2013 through April 2015. Mr. Limber served as President and Chief Executive Officer of Prometheus Laboratories Inc., a subsidiary of Nestlé Health Science, from December 2003 through April 2013 and as a member of its Board from January 2004 through April 2013. From January 2003 to July 2003, Mr. Limber was a consultant and interim Chief Executive Officer for Deltagen, Inc., a provider of drug discovery tools and services to the biopharmaceutical industry. From April 1998 to December 2002, Mr. Limber was the President and Chief Executive Officer of ACLARA BioSciences, Inc. (now Monogram Biosciences, Inc.), a developer of assay technologies and lab-on-a-chip systems for life science research. From 1996 to 1998, he was the President and Chief Operating Officer of Praecis Pharmaceuticals, Inc. (acquired by GlaxoSmithKline plc), a biotechnology company focused on the discovery and development of pharmaceutical products. Prior to Praecis, Mr. Limber served as Executive Vice President of SEQUUS Pharmaceuticals, Inc. (acquired by Alza Corporation and now part of the Johnson & Johnson family of companies). He also held management positions in marketing and sales with Syntex Corporation (now F. Hoffmann-La Roche Ltd.) and with Ciba-Geigy Corporation (now Novartis AG). Mr. Limber holds a B.A. from Duquesne University.

Mr. Limber brings to the Board significant leadership and operating experience, including serving as chief executive officer of multiple companies, as well as experience successfully developing markets for specialty pharmaceutical products and managing the critical transition of companies from clinical stage to commercial stage.

Matthew D. Perry has been a director since February 2017. Mr. Perry was the President of Biotechnology Value Fund Partners L.P. ("BVF Partners") and portfolio manager for the underlying funds managed by the firm. BVF Partners is a private investment partnership that has focused on small cap, value-oriented investment opportunities for more than 20 years. Mr. Perry joined BVF Partners in December 1996 and has been a successful lead investor in dozens of transactions. He has positively influenced corporate direction for numerous biotechnology companies during the course of his career. In January 2016, Mr. Perry was named to CTI BioPharma Corp.'s Board and was a member of its Compensation Committee until the company was sold in June 2023. Mr. Perry is also a co-founder and director of Nordic Biotech Advisors ApS, a venture capital firm based in Copenhagen, Denmark. He holds a B.S. degree from the Biology Department at the College of William and Mary.

Mr. Perry brings to the Board extensive management consulting and corporate development experience in the biotechnology industry and more than 25 years of experience in portfolio management and investing in biotechnology companies.

Jack L. Wyszomierski has been a director since August 2010 and was appointed Chairman of the Board in January 2024. From 2004 until his retirement in 2009, Mr. Wyszomierski was Executive Vice President and Chief Financial Officer of VWR International, LLC, a global laboratory supply, equipment and distribution business that serves the world's pharmaceutical and biotechnology companies, as well as industrial and governmental organizations. At Schering-Plough, a global health care company which had worldwide sales of over $8 billion in 2004, Mr. Wyszomierski held positions of increasing responsibility from 1982 to 2004, culminating in his appointment as Executive Vice President and Chief Financial Officer. Mr. Wyszomierski also serves on the Boards of Exelixis, Inc. and SiteOne Landscape Supply, Inc., and previously served on the Boards of Athersys, Inc. from 2010 to 2023 and Unigene Laboratories, Inc. from 2012 to 2013. He holds an M.S. in Industrial Administration and a B.S. in Administration, Management Science and Economics from Carnegie Mellon University.

Mr. Wyszomierski brings to the Board extensive experience in the healthcare and biotechnology industries and considerable financial expertise and financial planning experience, including serving as chief financial officer or audit committee member for a number of biotechnology and healthcare companies.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF EACH DIRECTOR NOMINEE.

BOARD MATTERS

Board Composition

Due to the global and complex nature of our business, the Board believes it is important to consider a variety of backgrounds, experiences and skills in evaluating Board candidates in order to create a Board with diverse perspectives. As part of the search process for new directors, the Nominating & Governance Committee includes women and minorities to add to the pool from which Board nominees are considered holistically and selected based on merit (and instructs any search firm the Committee engages to do so). The Board assesses its effectiveness in balancing these considerations in connection with its annual evaluation of the composition of the Board. In this regard, three of our directors (42% of the Board) self-identify as female, one of our directors (14% of the Board) self-identifies as racially/ethnically diverse and one of our directors (14% of the Board) self-identifies as a member of the LGBTQ+ community.

Board Leadership Structure

The Board is currently chaired by an independent director, Mr. Wyszomierski, while Mr. Hughes serves as our Chief Executive Officer. Currently, the Board believes that the roles of Chairman and CEO should be separate and that the Chairman should be an independent director, as this structure enables our independent Chairman to oversee corporate governance matters and our CEO to focus on leading the Company's business. At any time when there is not an independent Chairman, the Board will designate one or more independent directors to serve as lead director.

The independent directors have the opportunity to meet in executive sessions without management present at every regular Board meeting and at such other times as may be determined by the Chairman. The purpose of these executive sessions is to encourage and enhance communication among independent directors.

The Board believes that its programs for overseeing risk, as described under "Board Risk Oversight," would be effective under a variety of leadership frameworks. Accordingly, the Board's risk oversight function did not significantly impact its selection of the current leadership structure.

Board Risk Oversight

One of the Board's key functions is informed oversight of the Company's risk management process. The Board does not have a standing risk management committee, but rather administers this oversight function directly through the Board as a whole, as well as through various Board standing committees that address risks inherent in their respective areas of oversight.

The Audit Committee has overall responsibility for overseeing the Company's practices with respect to risk assessment and management, and specifically, oversees management of risks related to our accounting and financial reporting processes as well as matters related to information technology and cybersecurity. While the Audit Committee has an oversight role, the management of the Company has the responsibility to maintain appropriate systems for accounting and internal control and the independent registered public accountant has the responsibility to plan and carry out a proper audit. In order to carry out its purposes, the Audit Committee meets periodically with management in order to review the Company's major financial exposures and the steps management has taken to monitor and control such exposures. In fulfilling this role, the Audit Committee conducts periodic risk assessments. The Compensation Committee reviews and oversees the Company's practices and policies related to employee compensation and assesses related risks. The Nominating & Governance Committee has the primary responsibility for evaluating nominees to the Board, the organization and composition of the Board and the potential risks therein. In fulfilling their roles, the committees make regular reports to the Board regarding relevant risks and mitigation.

Board Independence

As required under the Nasdaq listing standards, a majority of the members of a listed company's Board must be comprised of "independent" directors, as affirmatively determined by the Board. In addition, Nasdaq listing rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating committees must be independent within the meaning of Nasdaq listing rules. Audit Committee members must also satisfy heightened independence criteria under the Securities Exchange Act of 1934, as amended the ("Exchange Act"), and Nasdaq listing rules. Our Board undertook a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities as a director. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, our Board determined that each of Ms. Franklin, Ms. Hernday, Ms. Kosacz, Mr. Limber, Mr. Perry and Mr. Wyszomierski qualifies as an "independent" director within the meaning of the Nasdaq listing rules. Mr. Hughes is not deemed to be independent under Nasdaq listing rules by virtue of his employment with the Company.

Our Board also determined that each of the directors currently serving on the Audit Committee and the Compensation Committee satisfies the heightened independence standards for audit committees and compensation committees, as applicable, established by the SEC and Nasdaq listing rules.

Board Meetings

During the fiscal year ended December 31, 2024, the Board held eight meetings. All directors attended at least 75% of the aggregate number of meetings of the Board and the committees of the Board on which he or she served as a director or committee member during the period in which he or she was on the Board or committee. Directors are encouraged to attend the Company's annual meeting of stockholders where practicable. All directors serving at the time of the 2024 annual meeting attended the meeting.

Board Committees

The Board has standing Compensation, Nominating & Governance and Audit Committees.

Compensation Committee

The Compensation Committee is responsible for overseeing the compensation of the Company's officers and other employees generally, but only reviews and individually recommends or approves the compensation for executive officers, including the named executive officers ("NEOs"). With respect to the compensation of our Chief Executive Officer, final decisions are made by the independent members of our Board, upon the recommendation of the Compensation Committee.

In making its executive compensation determinations, the Compensation Committee receives input from its compensation consultant, Compensia, Inc., a national compensation consulting firm that specializes in executive compensation matters ("Compensia") as well as recommendations from our Chief Executive Officer, although no member of management is present for, or participates in, decisions regarding his or her own compensation.

The management team assists the Compensation Committee by providing information on Company and individual performance, market data and management's perspective and recommendations on compensation matters. The Compensation Committee solicits and reviews our Chief Executive Officer's recommendations and proposals with respect to adjustments to base salaries, cash incentive compensation, long-term incentive compensation opportunities, program structures and other compensation-related matters for our other executive officers. The Compensation Committee reviews and discusses these recommendations and proposals with our Chief Executive Officer and uses them as one factor in determining and approving the compensation for our other executive officers. Our Chief Executive Officer recuses himself from all discussions and recommendations regarding his own compensation.

Under its charter, the Compensation Committee has the authority to engage the services of outside advisors, experts, and others to assist it in the discharge of its responsibilities. In accordance with this authority, the Compensation Committee has retained the services of Compensia to assist it in evaluating our executive compensation program, gathering and analyzing data on the competitive market for executive talent, and formulating and assessing potential changes to our executive compensation program. Compensia serves at the discretion of the Compensation Committee, which reviews Compensia's engagement annually.

The Compensation Committee regularly reviews the objectivity and independence of the advice provided by Compensia on executive compensation matters. In 2024, the Compensation Committee considered Compensia's independence in light of independence standards adopted by the SEC and Nasdaq and determined that Compensia was independent and that its work did not raise any conflicts of interest.

During 2024, the Compensation Committee held four meetings and consists of Ms. Franklin (Chair), Mr. Perry and Mr. Wyszomierski. The Board has adopted a written charter for the Compensation Committee, a copy of which is available on the Company's website at **investors.xoma.com/corporate-governance/ governance-documents**.

Nominating & Governance Committee

The Nominating & Governance Committee assists the Board in identifying individuals qualified to become Board members, recommends to the Board the director nominees for election at annual meetings of stockholders, recommends to the Board the director nominees for appointment to the Board's committees, and develops, recommends to the Board and oversees the governance principles applicable to the Company. The Nominating & Governance Committee held three meetings in 2024 and consisted of Ms. Hernday (Chair), Ms. Kosacz and Mr. Limber. The Board has adopted a written charter for the Nominating & Governance Committee, a copy of which is available on the Company's website at **investors.xoma.com/corporate-governance/governance-documents**.

The committee will consider director candidates recommended by stockholders in writing, and a stockholder wishing to submit such a recommendation should send a letter to the Secretary of the Company at 2200 Powell Street, Suite 310, Emeryville, California 94608. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Director Nominee Recommendation." The letter must identify the author as a stockholder and provide a complete listing of the candidate's qualifications to serve on the Board, the candidate's current principal occupation, most recent five-year employment history and current directorships, and a statement that the proposed nominee has consented to the nomination, as well as contact information for both the candidate and the author of the letter. Stockholders may also nominate candidates for consideration by our stockholders who are not first recommended to the Nominating & Governance Committee by following the procedures set forth in our bylaws. The Nominating & Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth below, based on whether or not the candidate was recommended by a stockholder.

To be considered by the Nominating & Governance Committee, a director nominee must have experience as a board member or senior officer of a company, have a strong financial background, be a leading participant in a field relevant to the Company's business or have achieved national prominence in a relevant field as a faculty member, professional or government official. A director nominee must also possess the highest personal and professional ethics, integrity and values, an inquisitive and objective perspective, a sense for priorities and balance, the ability and willingness to devote sufficient time and attention to Board matters, and a willingness to represent the long-term interests of all our stockholders. In addition to these minimum requirements, the committee seeks director candidates based on a number of qualifications, including their independence, knowledge, judgment, leadership skills, education, experience, financial literacy, standing in the community and ability to foster a diversity of backgrounds and views and complement the Board's existing strengths.

The Board and the Nominating & Governance Committee continue the process of identifying and evaluating director nominees by seeking recommendations from a wide variety of contacts, which may include current executive officers and directors and industry, academic and community leaders. The Board or the committee may retain search firms to identify and screen candidates, conduct reference checks, prepare biographies for review by the committee and the Board and assist in setting up interviews. The Nominating & Governance Committee and one or more of the Company's other directors interview candidates, and the committee selects and recommends to the full Board nominees that best suit the Company's needs.

Audit Committee

The Audit Committee of the Board oversees the Company's corporate accounting and financial reporting processes and audits of its financial statements. The Audit Committee is primarily responsible for approving the services performed by the Company's independent registered public accounting firm and reviewing the Company's accounting practices and systems of internal accounting controls. It also oversees related-party transactions. The Audit Committee held four meetings in 2024 and consists of Mr. Limber (Chair), Ms. Hernday and Mr. Wyszomierski. Each of Mr. Limber, Ms. Hernday and Mr. Wyszomierski qualifies as an "audit committee financial expert," as that term is defined in the rules and regulations established by the SEC, and all members of the Audit Committee are "financially literate" under Nasdaq listing rules. The Board has adopted a written charter for the Audit Committee, a copy of which is available on the Company's website at **investors.xoma.com/corporate-governance/governance-documents**.

Report of the Audit Committee

In accordance with the rules established by the SEC, the Audit Committee has prepared the following report for inclusion in this proxy statement:

The Audit Committee has:

- met with management periodically to consider the adequacy of the Company's internal controls and the objectivity of its financial reporting and discussed these matters with the Company's independent registered public accounting firm and with appropriate Company financial personnel;

- regularly met in executive session with the independent registered public accounting firm, which has unrestricted access to the Audit Committee;

- recommended the appointment of the independent registered public accounting firm and reviewed periodically its performance and independence from management;

- reviewed and discussed with management the Company's audited consolidated financial statements for the year ended December 31, 2024;

- discussed with the independent auditor the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board ("PCAOB") and SEC rules; and

- received the written disclosures and the letter from the independent auditor required by the applicable requirements of the PCAOB regarding the independent auditor's communications with the Audit Committee concerning independence and has discussed with the independent auditor its independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 for filing with the SEC.

AUDIT COMMITTEE OF
BOARD OF DIRECTORS,

Joseph M. Limber, Chair
Natasha Hernday
Jack L. Wyszomierski

This Section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the Exchange Act or the Securities Act of 1933, as amended (the "Securities Act"), whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Insider Trading Policy and Prohibitions on Derivatives, Hedging, Monetization and Other Transactions

We have adopted insider trading policies and procedures governing the purchase, sale and other transactions in Company securities by the Company's directors, officers and employees that we believe are reasonably designed to promote compliance with insider trading laws, rules and regulations and Nasdaq listing standards.

Our insider trading policy prohibits certain transactions in our Common Stock, including short sales, puts, calls or other transactions involving derivative securities, hedging transactions, purchases of our Common Stock on margin or borrowing against an account in which our Common Stock is held, or pledging our Common Stock as collateral for a loan. Our management team oversees compliance with our insider trading compliance program and any material updates to the insider trading compliance program are subject to approval by our Board. Our Chief Financial Officer serves as our insider trading compliance officer.

In addition, from time to time, the Company may engage in transactions in its own securities, including share issuances and repurchases. The Company's practices with respect to share issuances and repurchases, which are overseen by the Finance and Legal Departments (and, if appropriate, approved by the Board or appropriate committee), are designed to promote compliance with applicable insider trading and other securities laws, rules, regulations and listing standards. Transactions pursuant to equity-based compensation arrangements are conducted in accordance with the terms of the plans and agreements.

Compensation Committee Interlocks

None of the members of our Compensation Committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board or compensation committee of any entity that has one or more executive officers serving on our Board or Compensation Committee.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Biographical and other information regarding our executive officers is set forth below. For Mr. Hughes' biographical information, see "Nominees to the Board" above.

Thomas M. Burns, age 51, has been our Senior Vice President, Finance and Chief Financial Officer since March 2017. Mr. Burns joined the Company in August 2006 and since then has held various senior finance and accounting roles. He also previously served on the Board of Directors of Acorda Therapeutics from 2023 to 2024. He has over 25 years of experience in accounting and finance in both biotechnology and high-technology companies. Prior to his employment with the Company, he held multiple senior financial management positions at high-technology companies, including Mattson Technology, IntruVert Networks (acquired by McAfee), Niku Corporation (acquired by Computer Associates) and Conner Technology. Mr. Burns received his M.B.A. from Golden Gate University and his B.A. degree from Santa Clara University.

Bradley Sitko, age 44, has been our Chief Investment Officer since January 2023. Mr. Sitko served as Managing Director, Strategic Finance, at RTW Investments, LP, a global, full life-cycle investment firm in the biopharmaceutical and medical technology sectors from November 2019 to January 2023, where he led the royalty monetization, structured finance and alternatives efforts of the firm. He also served as a member of the Board of such firm's Irish collective asset-management vehicle (ICAV), RTW Investments ICAV. During that same time, he was Chief Financial Officer of Ji Xing Pharmaceuticals Limited (now, CORXEL Pharmaceuticals), a Shanghai-based biopharmaceutical company, incubated by RTW Investments, LP with responsibilities involving company formation, scaling operations, fundraising, and in-licensing of biotech assets. From March 2015 to November 2019, Mr. Sitko served as Vice President, Finance, Operations and Corporate Development of DNAnexus, Inc., a genetic data management company, with responsibilities involving restructuring and recapitalization, fundraising, finance and operations, strategic planning and industry partnerships. Mr. Sitko also served as a Director at MTS Health Partners, an investment bank, from October 2008 to March 2015, where he advised on royalty monetization, financing, restructurings, and mergers and acquisitions within the biopharmaceutical and healthcare services sectors. Mr. Sitko received a B.A. in History and Sociology of Science from the University of Pennsylvania and an M.B.A. from Columbia Business School.

PROPOSAL 2—RATIFICATION OF THE SELECTION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has selected Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2025, and has directed that management submit the selection of the independent registered public accounting firm for ratification by our stockholders at the annual meeting. Representatives of Deloitte & Touche LLP are expected to be present at the annual meeting, will have an opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions from stockholders.

We have been informed by Deloitte & Touche LLP that, to the best of its knowledge, neither it nor any of its members or associates has any direct financial interest or material indirect financial interest in XOMA or our affiliates.

Stockholder ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. However, the Board is submitting the selection of Deloitte & Touche LLP to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the selection of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of XOMA and our stockholders.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 2.

Fees Billed by Deloitte & Touche LLP during 2024 and 2023

Deloitte & Touche LLP has served as our independent registered public accounting firm since 2018. The total fees billed and expected to be billed by Deloitte & Touche LLP, or its associated entities, for the services rendered during the last two fiscal years are as follows:

	Year Ended December 31,	
	2024	**2023**
Audit Fees[1]	$1,321,498	$897,065
Audit Related Fees	—	—
Tax Fees[2]	212,620	—
All Other Fees[3]	1,895	1,895
Total Fees	$1,536,013	$898,960

(1) Audit Fees include the audit of annual financial statements included in the Annual Reports on Form 10-K, reviews of quarterly financial statements included in Quarterly Reports on Form 10-Q, consultations on matters addressed during the audit or quarterly reviews, and services provided in connection with SEC filings, including consents and comfort letters. This category also includes fees for services incurred in connection with nonrecurring transactions completed in each of 2024 and 2023.

(2) Tax fees related to services provided subsequent to our acquisition of Kinnate Biopharma Inc. in April 2024.

(3) All Other Fees include fees for a technical research tool subscription service.

Pre-Approval Policies and Procedures

The Audit Committee has adopted procedures requiring the pre-approval of all audit and permissible non-audit services provided by the Company's independent accountants. Pre-approval generally is provided for up to one year, is detailed as to the particular service or category of services and generally is subject to a specific budget. The Audit Committee may also pre-approve particular services on a case-by-case basis. In assessing requests for services by the independent accountants, the Audit Committee considers whether such services are consistent with the auditor's independence, whether the independent accountants are likely to provide the most effective and efficient service based on their familiarity with the Company, and whether the services would enhance the Company's ability to manage or control risk or improve audit quality. The Audit Committee has delegated pre-approval authority to its Chair, who must report any decisions to the Audit Committee at its next scheduled meeting.

The Audit Committee pre-approved 100% of all audit and other services provided by Deloitte & Touche LLP, our current independent registered public accounting firm, in 2023 and 2024, in accordance with these procedures.

PROPOSAL 3—APPROVAL OF THE REINCORPORATION OF THE COMPANY FROM THE STATE OF DELAWARE TO THE STATE OF NEVADA BY CONVERSION

The Board has approved a proposal to reincorporate the Company, by conversion, from a corporation organized under the laws of the State of Delaware (the "Delaware Corporation") to a corporation organized under the laws of the State of Nevada (the "Nevada Corporation"). We refer to the conversion of the Delaware Corporation into the Nevada Corporation as the "Reincorporation." In this Proposal 3, stockholders are being asked to approve the Reincorporation, including the Plan of Conversion, the Nevada Articles of Incorporation (the "Nevada Charter"), and the other documents and transactions contemplated by the Reincorporation, and the Board recommends a vote in favor. Upon the completion of the Reincorporation, the Company will become a Nevada corporation and will continue to operate its business under its current name, XOMA Royalty Corporation.

Reasons for Reincorporation

Historically, Delaware has dominated the market for incorporations for public companies. More recently, other states have amended their corporation laws and otherwise sought to make their jurisdictions more attractive as a place of incorporation. Nevada in particular has developed and advanced its corporate laws in order to provide businesses with a modern and predictable corporate governance framework, and as a result, Nevada has begun to compete with Delaware for public company incorporations. The Board took a balanced approach and considered various factors in reaching its decision to approve the Reincorporation and to recommend that our stockholders vote in favor of this proposal. As described below, the Board believes that there are several important reasons the Reincorporation is in the best interests of the Company and its stockholders and that stockholders' rights under Nevada law will be substantially similar to those under Delaware law.

Anticipated Financial Benefits and Cost Savings. We believe that the Reincorporation will result in significant financial benefits to the Company, including, but not limited to, the following:

- We anticipate annual tax savings of close to approximately $198,000. As discussed below, for Fiscal 2024, we paid approximately $200,000 in Delaware franchise taxes. We anticipate that, if we remain a Delaware Corporation, for Fiscal 2025, our Delaware franchise taxes will be approximately the same as 2024 (based on our current capital structure and assets). By comparison, if we reincorporate in Nevada, our annual fees currently are expected to consist of an annual Nevada state business license fee of $500, and a fee of $1,225 for filing the Company's annual list of directors and officers, which is based on the number of authorized shares and their par value.

- We anticipate potential cost savings in Director and Officer ("D&O") insurance premiums from expected reductions in the future of litigation and litigation costs, including attorneys' fees, which can be significant for corporate litigation.

More Predictability and Certainty in Decision-making. The Board believes Nevada law is more advantageous than Delaware law because Nevada courts follow a more statute-based approach to director and officer duties, that is less dependent upon the vagaries of judicial interpretation and therefore tends to be more stable, predictable and efficient than decisions rendered under Delaware law, which largely consists of judicial decisions that develop and potentially shift over time. Recent Delaware Chancery Court decisions have raised questions in the market about the predictability of the Delaware courts, thus, in the Board's view, undermining what was previously touted as a significant benefit of incorporating in Delaware. Uncertainty as to what standards of conduct govern corporate decision-making, and how a court may rule with respect to the propriety of a transaction after the fact, can have a chilling effect on corporate decision-making, particularly where directors and officers face risk (even if unlikely) of personal liability, which could result in a company not engaging in transactions potentially beneficial to its stockholders. In addition, the imposition of onerous standards of post hoc judicial review, including standards that can preclude the possibility of obtaining dismissal of claims at the pleading stage, thereby encouraging litigation from the corporate plaintiff's bar, can manufacture unnecessary friction and delay that may discourage pursuit of transactions the Board might otherwise believe to be in the best interests of the Company and its stockholders. The Board believes that Nevada's statute-based approach provides greater certainty for corporate decision-making, which in turn will benefit our stockholders by reducing artificial friction or undue hesitation and allowing the Company to more fully consider and potentially enter into advantageous business opportunities that our Board believes to be in the best interest of the Company and our stockholders.

Reduces Risk of Opportunistic and Frivolous Litigation. In recent years there has been an increased risk of opportunistic and frivolous litigation for Delaware public companies, which has made Delaware a less attractive place of incorporation due to the substantial costs associated with defending against such suits. Over the years, we have been subjected to stockholder demands and litigation claims arising under Delaware law, which has resulted in the Company's incurring substantial legal fees and expenses and may have caused increases in our D&O insurance premiums from time to time. For example, we may be subject to stockholder books and records inspection demands, pursuant to Section 220 of the Delaware General Corporation Law (the "DGCL"), purportedly seeking to investigate alleged mismanagement and wrongdoing, which, in turn, may cause us to expend substantial legal fees and costs in responding to such demands, in addition to the time and distraction for our management team in gathering records and providing information to our lawyers. Although, Section 220 of the DGCL was amended on March 25, 2025 (the "2025 DGCL Amendments") to narrow the scope of such demands and increase the burden on stockholders for obtaining such records, we still expect fewer frivolous books and records demands under Nevada law as inspection rights are more restricted for stockholders of a public company like XOMA. Specifically, under the Nevada Revised Statutes (the "NRS"), the right of a stockholder of record to inspect books of account and financial statements does not apply to a corporation that furnishes stockholders a detailed, annual financial statement or that has filed certain reports required pursuant to the Exchange Act during the preceding 12 months.

Attracting Qualified Directors and Officers. Although both Delaware and Nevada law afford some protections to directors and officers in the form of exculpation from potential liability for money damages for certain acts in their capacities as directors and officers, Nevada law affords potentially greater protections. Specifically, Delaware law permits a corporation to adopt provisions limiting or eliminating the liability of a director to a company and its stockholders for monetary damages for breach of the duty of care, but not for breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct, or a knowing violation of law. Moreover, pursuant to a recent amendment to the DGCL, similar protections can be extended to senior officers of Delaware corporations in certain circumstances, but officers cannot be protected to the same degree as directors. For example, the DGCL does not permit a corporation to exculpate officers for breaches of the duty of care in claims asserted derivatively. By contrast, and notwithstanding the 2025 DGCL Amendments, which provide greater protection of directors and officers from liability for conflict of interest transactions in certain cases, Nevada law provides a broader exclusion of individual liability of both officers and directors to a company and its stockholders. Specifically, under Nevada law, unless the articles of incorporation provide for greater individual liability, a director or officer is not individually liable to the corporation or its stockholders or creditors for any damages as a result of any act or failure to act in their capacity as a director or officer unless (a) the presumption that the director or officer acted in good faith, on an informed basis and with a view to the interests of the company, has been rebutted, and (b) it is proven that (i) the director's or officer's act or failure to act constituted a breach of their fiduciary duties as a director or officer, and (ii) such breach involved intentional misconduct, fraud or a knowing violation of law. Thus, as a practical matter, for any acts occurring after the Reincorporation, the Reincorporation will generally result in, among other things, the elimination of any liability of an officer or director for a breach of fiduciary duty, unless arising from intentional misconduct, fraud or a knowing violation of law. By reducing the risk of lawsuits being filed against the Company's directors and officers, the Board believes the Reincorporation may, among other things, help us attract and retain qualified management and directors.

Summary and Additional Context. In summary, for the reasons discussed above, the Board believes that the Reincorporation is in the best interests of the Company and its stockholders. In the Board's view, the increased certainty offered by Nevada law around corporate decision-making for transactions that the Board determines to be in the best interest of the Company and its stockholders, coupled with an expected reduction in the risk of litigation challenging those transactions (except in the specific circumstances recognized by Nevada law), is expected to promote the pursuit of value-enhancing business strategies, help reduce the Company's exposure to the substantial costs of corporate litigation and enhance stockholder value over the long term.

As also discussed above, the Reincorporation could potentially provide us greater flexibility to consider and engage in certain types of corporate transactions that might provide stockholders an opportunity to realize greater value for their shares in the Company that the Board determines to be in the best interests of our stockholders. Nevada has enacted a statute codifying the business judgment rule, and this statute has been interpreted by the Nevada Supreme Court as mandating application of the business judgment rule to transactions that, under Delaware law, may be subject to judicial review under the entire fairness standard. Although the 2025 DGCL Amendments restore the business judgment rule as the standard of review for corporate acts on transactions involving a controlling stockholder (other than going private transactions) approved by either a special committee of independent and disinterested directors or disinterested stockholders, such an approval may remain impractical in certain instances. As a result, the Reincorporation may allow the Company to accomplish certain types of transactions with a reduced risk of litigation and/or a court overturning the business decisions of our Board, to the detriment of the Company and its stockholders.

No such transactions potentially implicating the entire fairness standard under Delaware law are currently being discussed or considered by the Board. Consequently, the Reincorporation is not being proposed to prevent a change in control, or as a response to any present attempt known to the Board to acquire control of the Company or obtain representation on the Board. Nevertheless, certain effects of the proposed Reincorporation may be considered to have anti-takeover implications by virtue of being subject to Nevada law. See "Anti-Takeover Implications of the Reincorporation" below for additional information.

Continuation of Good Governance Practices and Stockholder Rights. In connection with the Reincorporation, we considered our existing best practices and stockholder rights, which are expected to continue at the Nevada Corporation:

- Majority of independent directors, and entirely independent key committees

- Independent Chairman of the Board

- All directors elected annually (no classified board)

- No dual class common stock structure

In addition, Nevada law will provide our stockholders the ability to remove directors without cause. The Board is committed to robust corporate governance and believes in maintaining policies and practices that serve the interests of the Company and all of its stockholders.

Principal Terms of the Reincorporation

The Reincorporation would be effected through a conversion pursuant to Section 266 of the DGCL as set forth in the Plan of Conversion, which is included as Appendix A to this proxy statement. Approval of this Proposal 3 will constitute approval of the Plan of Conversion and the other documents contemplated by the Reincorporation. The Plan of Conversion provides that we will convert from a Delaware corporation into a Nevada corporation pursuant to Section 266 of the DGCL and Sections 92A.195 and 92A.205 of the NRS. Pursuant to Section 92A.250 of the NRS, the Reincorporation is a continuation of the existence of the constituent entity.

The Plan of Conversion provides that, upon the Reincorporation, each outstanding share of common stock of the Delaware Corporation will be automatically converted into one outstanding share of common stock of the Nevada Corporation. Securityholders will not have to exchange their existing stock certificates for new stock certificates. At the same time, upon the Reincorporation, each outstanding right to acquire shares of common stock of the Delaware Corporation will automatically become a right to acquire an equal number of shares of common stock of the Nevada Corporation under the same terms and conditions.

The Plan of Conversion further provides that, upon the Reincorporation, each outstanding share of the Delaware Corporation's 8.625% Series A Cumulative Perpetual Preferred Stock, par value $0.05 per share, each outstanding share of the Delaware Corporation's 8.375% Series B Cumulative Perpetual Preferred Stock, par value $0.05 per share, and each outstanding share of the Delaware Corporation's Series X Preferred Stock, par value $0.05 per share (collectively, the "Preferred Stock"), will be automatically converted into one outstanding share of the corresponding series of the Nevada Corporation's preferred stock, the respective certificates of designation for which will provide for terms that are substantively identical with those of the Delaware Corporation's certificates of designations for the Preferred Stock.

The Board currently intends that the Reincorporation will occur as soon as practicable following the Annual Meeting. If the Reincorporation is approved by our stockholders, it is anticipated that the Reincorporation will become effective at the date and time (the Effective Time) specified in each of (i) the Articles of Conversion to be executed and filed with the office of the Nevada Secretary of State in accordance with NRS 92A.205 and NRS 92A.230; and (ii) the Certificate of Conversion to be executed and filed with the Office of the Secretary of State of Delaware in accordance with Section 262 of the DGCL. However, the Reincorporation may be delayed by the Board, or the Plan of Conversion may be terminated and abandoned by action of the Board, at any time prior to the Effective Time of the Reincorporation, whether before or after the approval by the Company's stockholders, should the Board determine for any reason that the consummation of the Reincorporation should be delayed or terminated because it is inadvisable or not in the best interests of the Company and its stockholders, as the case may be.

Effects of the Reincorporation

Following the Reincorporation, the Company will be governed by the NRS instead of the DGCL, as well as by the form of the Nevada Charter and the form of Nevada Bylaws (the "Nevada Bylaws"), included as Appendix B and Appendix C, respectively, to this proxy statement. Approval of this Proposal 3 will constitute approval of the Nevada Charter and Nevada Bylaws. Our current Certificate of Incorporation (as amended, the "Delaware Charter"), and our current bylaws (the "Delaware Bylaws") will no longer be applicable following completion of the Reincorporation. Copies of the Delaware Charter and Delaware Bylaws are available as Exhibits 3.1 and 3.10 of our Annual Report on Form 10-K for the year ended December 31, 2024, which is available to the public over the Internet at the SEC's website at http://www.sec.gov.

Following completion of the Reincorporation, in addition to being governed by the Nevada Charter, Nevada Bylaws and the NRS, the Company will continue to exist in the form of a Nevada corporation. By virtue of the Reincorporation, all the rights, privileges and powers of the Delaware Corporation, and all property, real, personal and mixed, and all debts due to the Delaware Corporation, as well as all other things and causes of action belonging to the Delaware Corporation, will remain vested in the Nevada Corporation and will be the property of the Nevada Corporation. In addition, all debts, liabilities and duties of the Delaware Corporation will remain attached to the Nevada Corporation and may be enforced against the Nevada Corporation.

There will be no change in our business, properties, assets, liabilities, obligations or management because of the Reincorporation. Similarly, our directors and officers immediately prior to the Reincorporation will continue to serve in the same capacity immediately following the completion of the Reincorporation. We will also continue to maintain our headquarters in California.

No Stock Exchange Listing or Securities Act Consequences

The Company will continue to be a publicly held company following completion of the Reincorporation, and its common stock will continue to be listed on The Nasdaq Global Market and traded under the symbol "XOMA." The Company will continue to file required periodic reports and other documents with the SEC. There is not expected to be any interruption in the trading of the common stock as a result of the Reincorporation. We and our stockholders will be in the same respective positions under the federal securities laws after the Reincorporation as we and our stockholders were in prior to the Reincorporation.

Key Differences Between Delaware Charter and Bylaws and the Nevada Charter and Bylaws

The Nevada Charter and Nevada Bylaws differ in several respects from the Delaware Charter and Delaware Bylaws, respectively. Set forth below is a table summarizing certain material differences in the rights of our stockholders under Nevada and Delaware law, and under the respective charters and bylaws. This summary does not attempt to address each difference, but instead focuses on those differences which we believe are most relevant and material to our stockholders. This summary is qualified in its entirety by reference to the NRS, the Nevada Charter, the Nevada Bylaws, the DGCL, the Delaware Charter and the Delaware Bylaws.

Provision	Delaware	Nevada
With Respect to the Board of Directors		
Limitation of Liability for Directors and Officers	The Delaware Charter provides that, to the fullest extent permitted by the DGCL, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.	The liability of directors and officers of the Company shall be eliminated or limited to the fullest extent permitted by the NRS. In accordance with the default provisions in the NRS, this provision does not exclude exculpation for breaches of duty of loyalty and covers both directors and officers.
Stockholder Ability to Remove Directors	The DGCL generally provides that any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.	The NRS requires the vote of the holders of at least two-thirds of the voting power of the shares (or class or series of shares, if directors can be elected by a particular class or series of shares) of the issued and outstanding stock entitled to vote at an election of directors in order to remove a director or all of the directors.
Committees of the Board	The Delaware Bylaws and the DGCL do not allow the Board to delegate to any Board committee the power or authority in reference to the following matters: (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election of directors) expressly required by the DGCL to be submitted to stockholders for approval or (ii) adopting, amending or repealing any of the bylaws.	The Nevada Bylaws and NRS do not restrict the ability of the Board to delegate the full powers of the Board to one or more committees.

Provision	Delaware	Nevada
With Respect to Distributions and Notice to Stockholders, Proxies and Inspection Rights		
Distributions to Stockholders	Under the DGCL, payment of dividends requires the satisfaction of certain financial tests.	Under the NRS, the payment of distributions requires the satisfaction of statutory balance sheet and insolvency tests; however, the Nevada Charter opts out of the statutory balance sheet test, as permitted under NRS 78.288(2)(b), making it less cumbersome for the Company to issue distributions.
Electronic Notice	The Delaware Bylaws permit giving notice to directors by electronic transmission.	The Nevada Bylaws permit giving notice to directors and stockholders by electronic transmission.
Proxies	Under the DGCL, no proxy authorized by a stockholder shall be valid after three years from the date of its execution unless the proxy provides for a longer period.	Under the NRS, proxies are valid for six months from the date of creation, unless the proxy provides for a longer period of up to seven years.
Inspection Right	The DGCL grants any stockholder the right to inspect certificate, bylaws, minutes and signed consents of stockholder meetings, formal communications to stockholders as a whole, minutes and resolutions of the board and committees, materials provided to the board and committees, annual financial statements, Section 122(18) (i.e., Moelis) agreements, and director independence questionnaires within three years of the demand for a proper purpose. A stockholder demand must describe its purpose and the records it seeks with reasonable particularity.	The NRS and the Nevada Bylaws do not provide for comparable inspection rights, although in certain circumstances, the NRS also imposes certain requirements on length and amount of stock ownership before a stockholder can make a demand to inspect and make copies of corporate records, including the articles, bylaws and stock ledger. However, the inspection rights of a stockholder of a public company seeking books and records are generally limited under Nevada law. Under the NRS, the right of a stockholder of record to inspect books of account and financial statements does not apply to a corporation that furnishes stockholders a detailed, annual financial statement or that has filed certain reports required pursuant to the Exchange Act during the preceding 12 months.

Comparison of Stockholder Rights Under Delaware and Nevada Law

The rights of our stockholders are currently governed by the DGCL, the Delaware Charter and the Delaware Bylaws. Following completion of the Reincorporation, the rights of the Company's stockholders will be governed by the NRS, the Nevada Charter and the Nevada Bylaws.

The statutory corporate laws of Nevada, as governed by the NRS, are similar in many respects to those of Delaware, as governed by the DGCL. However, there are certain differences that may affect your rights as a stockholder, as well as the corporate governance of the Company. The following are brief summaries of material differences between the current rights of stockholders of the Company and the rights of stockholders of the Company following completion of the Reincorporation. The following discussion does not provide a complete description of the differences that may affect your rights as a stockholder. This summary is qualified in its entirety by reference to the NRS and DGCL, as well as to the Delaware Charter and Delaware Bylaws and the Nevada Charter and Nevada Bylaws.

Increasing or Decreasing Authorized Capital Stock

Under both Delaware and Nevada law, stockholders must approve an increase or decrease in the number of authorized shares in accordance with the provisions of the applicable statutes. The NRS also allows the board of directors of a Nevada corporation, unless otherwise provided in the articles of incorporation, to increase or decrease the number of authorized shares of a class or series of the corporation's shares and correspondingly effect a forward or reverse split of the same class or series of the corporation's shares (and change the par value thereof) without a vote of the stockholders, as long as the action taken (i) does not adversely change or alter any right or preference of the stockholders and (ii) does not include any provision pursuant to which only money will be paid or scrip issued to stockholders who hold 10% or more of the outstanding shares of the affected class and series and who would otherwise be entitled to receive fractions of shares in exchange for the cancellation of all of their outstanding shares. Delaware law has no similar provision. In such circumstances, the proposed increase or decrease must be approved by the stockholders holding a majority of the voting power of the affected class or series. The Nevada Charter does not alter the statutory default provisions.

Cumulative Voting

Cumulative voting for directors entitles each stockholder to cast a number of votes that is equal to the number of voting shares held by such stockholder, multiplied by the number of directors to be elected, and to cast all such votes for one nominee or distribute such votes among up to as many candidates as there are positions to be filled. Cumulative voting may enable a minority stockholder or group of stockholders to elect at least one representative to the board of directors where such stockholders would not be able to elect any directors without cumulative voting.

Although the DGCL does not generally grant stockholders cumulative voting rights, a Delaware corporation may provide in its certificate of incorporation for cumulative voting in the election of directors. The NRS also permits any Nevada corporation to provide in its articles of incorporation the right to cumulative voting in the election of directors if certain procedures are followed.

The Delaware Charter does not provide for cumulative voting in the election of directors. Similarly, the Nevada Charter does not provide for cumulative voting.

Vacancies

Under both the DGCL and the NRS, subject to the certificate or articles of incorporation and bylaws, vacancies on the board of directors, including those resulting from any increase in the authorized number of directors, may be filled by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum. Any director so appointed will hold office for the remainder of the term of the director no longer on the board. Both the Delaware Bylaws and Nevada Bylaws follow this default provision.

Removal of Directors

Under the DGCL, the holders of a majority of each class of shares of the issued and outstanding stock entitled to vote at an election of directors may vote to remove any director or the entire board without cause unless (i) the board is a classified board or (ii) the corporation has cumulative voting.

The NRS requires the vote of the holders of at least two-thirds of the voting power of shares (or class or series of shares, if directors can be elected by a particular class or series of shares) of the issued and outstanding stock entitled to vote in order to remove a director or all of the directors.

Fiduciary Duties and Business Judgment

Nevada, like most jurisdictions, requires that directors and officers of Nevada corporations exercise their powers in good faith and with a view to the interests of the corporation but, unlike some other jurisdictions (such as Delaware), fiduciary duties of directors and officers are codified in the NRS. As a matter of statute, directors and officers are presumed to act in good faith, on an informed basis and with a view to the interests of the corporation in making business decisions. In performing such duties, directors and officers may exercise their business judgment through reliance on information, opinions, reports, financial statements and other financial data prepared or presented by corporate directors, officers or employees who are reasonably believed to be reliable and competent. Reliance may also be based upon: (i) advice or information provided by legal counsel, public accountants, advisers, bankers or other persons reasonably believed to be competent; and (ii) the work of a committee (on which the particular director or officer does not serve) if the committee was established and empowered by the corporation's board of directors, and if the committee's work was within its designated authority and relates to matters on which the committee was reasonably believed to merit confidence. However, directors and officers may not rely on such information, opinions, reports, books of account or similar statements if they have knowledge concerning the matter in question that would make such reliance unwarranted.

Under Delaware law, members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person's professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information. Both Delaware and Nevada law extend the statutory protection for reliance on such persons to corporate officers. The Nevada directors and officers will, therefore, be subject to their statutory duties and protections as set forth above.

Flexibility for Decisions, Including Takeovers

Nevada provides directors with more discretion than Delaware in making corporate decisions, including decisions made in takeover situations. Under Nevada law, director and officer actions taken in response to a change or potential change in control are generally protected by the statutory business judgment rule. However, in the case of an action to resist a change or potential change in control that impedes the rights of stockholders to vote for or remove directors, directors will only be given the benefit of the presumption of the business judgment rule if the directors have reasonable grounds to believe a threat to corporate policy and effectiveness exists, and if the action taken that impedes the exercise of the stockholders' rights is reasonable in relation to such threat.

In exercising their powers, including in response to a change or potential change of control, directors and officers of Nevada corporations may consider all relevant facts, circumstances, contingencies or constituencies, which may include, without limitation, the effect of the decision on several corporate constituencies in addition to the stockholders, including the corporation's employees, suppliers, creditors and customers, the economy of the state and nation, the interests of the community and society in general, and the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation. The NRS specifically states that such directors and officers are not required to consider the effect of a proposed corporate action upon any constituent as a dominant factor. Further, a director may resist a change or potential change in control of the corporation if the board of directors determines that the change or potential change of control is opposed to or not in the best interest of the corporation, upon consideration of any relevant facts, circumstances, contingencies or constituencies, including that there are reasonable grounds to believe that, within a reasonable time, the corporation or any successor would be or become insolvent and subjected to bankruptcy proceedings.

Significantly, the DGCL does not provide a similar list of statutory factors that corporate directors and officers may consider in making decisions. Instead, in a number of cases and in certain situations, Delaware law has been interpreted to provide that fiduciary duties require directors to accept an offer from the highest bidder regardless of the effect of such sale on the corporate constituencies other than the stockholders. Thus, the flexibility granted to directors of Nevada corporations when making business decisions, including in the context of a hostile takeover, is significantly greater than that granted to directors of Delaware corporations. In light of the Nevada constituency statute, our Board will have greater discretion in determining the appropriate factors to take into consideration when making corporate decisions than they currently have under Delaware law.

Limitation on Personal Liability of Directors and Officers

The NRS and the DGCL each, by way of statutory provisions or permitted provisions in corporate charter documents, eliminates or limits the personal liability of directors and officers to the corporation or its stockholders for monetary damages for breach of a director's fiduciary duty, subject to the differences discussed below.

The DGCL permits corporations to adopt charter provisions exculpating directors from monetary liability to the corporation and its stockholders for breaches of the directors' duty of care, but the statute precludes liability limitation for breach of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, and for paying dividends or repurchasing stock out of other than lawfully available funds. With respect to a corporation's most senior officers, namely the chief executive officer, president, chief financial officer, chief operating officer, chief legal officer, controller, treasurer and chief accounting officer, as well as any other persons identified as "named executive officers" in the Company's most recent SEC filings or who otherwise consent to jurisdiction under Delaware's long-arm statute applicable to directors and officers of Delaware corporations, the DGCL authorizes similar limitations of liability, but only in connection with direct claims brought by stockholders, including class actions. The DGCL does not, however, authorize a limitation on liability of officers for breach of fiduciary duty arising out of claims brought by the corporation itself or for derivative claims brought by stockholders in the name of the corporation.

Under the NRS, in order for a director or officer to be individually liable to the corporation or its stockholders or creditors for damages as a result of any act or failure to act, the presumption of the business judgment rule must be rebutted and it must be proven that the director's or officer's act or failure to act constituted a breach of their fiduciary duties as a director or officer, and that the breach of those duties involved intentional misconduct, fraud or a knowing violation of law. Unlike the DGCL, however, the limitation on director and officer liability under the NRS does not distinguish the duty of loyalty or transaction from which a director derives an improper personal benefit, but does, pursuant to NRS 78.300, impose limited personal liability on directors for distributions made in violation of NRS 78.288. Further, the NRS permits a corporation to renounce in its articles of incorporation any interest or expectancy to participate in specific or specified classes or categories of business opportunities. Both the DGCL and the NRS permit limitation of liability which applies to both directors and officers, though the NRS also expressly applies this limitation to liabilities owed to creditors of the corporation. Furthermore, under the NRS, it is not necessary for a corporation to adopt provisions in its articles of incorporation limiting personal liability of directors or officers, as this limitation is provided by statute.

The Delaware Charter provides for exculpation of directors, but not officers, to the fullest extent permitted by the DGCL. As described above, the NRS provides broader protection from personal liability for directors and officers than the DGCL. The Nevada Charter does not alter the statutory default provisions.

Indemnification

The NRS and the DGCL each have statutory mechanisms that permit corporations to indemnify directors, officers, employees and agents in similar circumstances, subject to the differences discussed below.

In suits that are not brought by or in the right of the corporation, both jurisdictions' statutory indemnification mechanisms permit a corporation to indemnify current and former directors, officers, employees and agents for attorneys' fees and other expenses, judgments and amounts paid in settlement that the person actually and reasonably incurred in connection with the action, suit or proceeding. The person seeking indemnity may recover under these statutory provisions as long as they acted in good faith and believed their actions were either in the best interests of or not opposed to the best interests of the corporation. Under the indemnification mechanism provided under the NRS, the person seeking indemnity may also be indemnified if they are not held liable for breach of their fiduciary duties. Similarly, with respect to a criminal proceeding, the person seeking indemnification must not have had any reasonable cause to believe their conduct was unlawful. The articles of incorporation may provide for further indemnification than that described in the statutory mechanism provided under the NRS.

In derivative suits, a corporation in either jurisdiction may indemnify its directors, officers, employees or agents for expenses that the person actually and reasonably incurred. A corporation may not indemnify a person if the person was adjudged to be liable to the corporation unless a court otherwise orders.

Under the statutory indemnification mechanism in either jurisdiction, no corporation may indemnify a party unless it decides that indemnification is proper. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel will determine whether the conduct of the person seeking indemnity conformed to the statutory provisions governing indemnity. Similarly, under the statutory indemnification mechanisms under the NRS, the corporation through its stockholders, directors or independent counsel must determine that the indemnification is proper.

The indemnification pursuant to the statutory mechanisms available under the NRS, as described above, does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. However, unless otherwise ordered by a court, indemnification may not be made to or on behalf of any director or officer finally adjudged by a court of competent jurisdiction, after exhaustion of any appeals taken therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, and such misconduct, fraud or violation was material to the cause of action.

Both the Delaware Bylaws and the Nevada Bylaws provide for indemnification of our directors and officers to the fullest extent permitted by their respective laws, which is necessary to ensure that we can attract high-quality and experienced directors.

Advancement of Expenses

The DGCL and NRS have substantially similar provisions regarding advancement of expenses by a corporation of its officers, directors, employees and agents.

The DGCL provides that expenses incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by or on behalf of such director or officer to repay the amount if it is ultimately determined that they are not entitled to be indemnified by the corporation as authorized under the DGCL. A Delaware corporation has the discretion to decide whether or not to advance such defense expenses, unless its certificate of incorporation or bylaws provide for mandatory advancement.

The NRS similarly provides that unless otherwise restricted by the articles of incorporation, the bylaws or an agreement made by the corporation, the corporation may pay defense expenses of a director or officer in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that they are not entitled to be indemnified by the corporation. Similar to Delaware, such advancement of expenses would be discretionary unless the articles of incorporation, the bylaws, or an agreement made by the corporation requires the corporation to pay such expenses upon receipt of such an undertaking.

Both the Delaware Bylaws and the Nevada Bylaws provide for indemnification of directors and officers under their respective laws, as described above.

Director Compensation

The DGCL does not have a specific statute governing either the establishment of director compensation, or the fairness of director compensation. In contrast, the NRS provides that, unless otherwise provided in the articles of incorporation or bylaws, the board of directors, without regard to personal interest, may establish the compensation of directors for services in any capacity. If the board of directors so establishes the compensation of directors, such compensation is presumed to be fair to the corporation unless proven unfair by a preponderance of the evidence. The Company's Board after Reincorporation will establish the compensation of its directors, as it did before the Reincorporation.

Action By Written Consent of Directors

Both the DGCL and NRS provide that, unless the articles or certificate of incorporation or the bylaws provide otherwise, any action required or permitted to be taken at a meeting of the directors or a committee thereof may be taken without a meeting if all members of the board or committee, as the case may be, consent to the action in writing.

Neither the Delaware Charter or Delaware Bylaws, nor the Nevada Charter or Nevada Bylaws, limits the type or nature of a board action taken by written consent.

Actions By Written Consent of Stockholders

Both the DGCL and NRS provide that, unless the articles or certificate of incorporation provide otherwise, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if the holders of outstanding stock, having at least the minimum number of votes that would be necessary to authorize or take the action at a meeting of stockholders, consent to the action in writing. In addition, the DGCL requires the corporation to give prompt notice of the taking of corporate action without a meeting by less than unanimous written consent to those stockholders who did not consent in writing. There is no equivalent notice requirement under the NRS.

The NRS also permits a corporation to prohibit stockholder action by written consent in lieu of a meeting of stockholders by including such prohibition in its articles of incorporation or bylaws. Both the Delaware Charter and the Nevada Charter permit only unanimous stockholder action by written consent.

Dividends and Distributions

Delaware law is more restrictive than Nevada law with respect to dividend payments. Unless further restricted in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of either (i) surplus, or (ii) if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). The DGCL defines surplus as the excess, at any time, of the net assets of a corporation over its stated capital. In addition, the DGCL provides that a corporation may redeem or repurchase its shares only when the capital of the corporation is not impaired and only if such redemption or repurchase would not cause any impairment of the capital of the corporation.

The NRS provides that no distribution (including dividends on, or redemption or purchases of, shares of capital stock or distributions of indebtedness) may be made if, after giving effect to such distribution, (i) the corporation would not be able to pay its debts as they become due in the usual course of business, or (ii) except as otherwise specifically permitted by the articles of incorporation, the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a dissolution to satisfy the preferential rights of preferred stockholders (this clause (ii) condition, the "Balance Sheet Test"). Directors may consider financial statements prepared on the basis of accounting practices that are reasonable under the circumstances, a fair valuation, including but not limited to unrealized appreciation and depreciation, and any other method that is reasonable under the circumstances. The Nevada Charter eliminates the Company's requirement to comply with the Balance Sheet Test with respect to any distribution. The payment of distributions following the consummation of the Reincorporation will be within the discretion of the Board. The Board anticipates that the Company will make distributions to stockholders in the foreseeable future.

Restrictions on Business Combinations

Both Delaware and Nevada law provide certain protections to stockholders in connection with certain business combinations. These protections can be found in Section 203 of the DGCL, and NRS 78.411 through 78.444.

Under Section 203 of the DGCL, certain "business combinations" with "interested stockholders" of the Company are subject to a three-year moratorium unless specified conditions are met. For purposes of Section 203, the term "business combination" is defined broadly to include (i) mergers with or caused by the interested stockholder; (ii) sales or other dispositions to the interested stockholder (except proportionately with the corporation's other stockholders) of assets of the corporation or a subsidiary equal to 10% or more of the aggregate market value of either the corporation's consolidated assets or its outstanding stock; (iii) the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested stockholder (except for transfers in a conversion or exchange or a pro rata distribution or certain other transactions, none of which increase the interested stockholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock); or (iv) receipt by the interested stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

The three-year moratorium imposed on business combinations by Section 203 of the DGCL does not apply if: (i) prior to the time on which such stockholder becomes an interested stockholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested stockholder; (ii) the interested stockholder owns 85% of the corporation's voting stock upon consummation of the transaction that made him or her an interested stockholder (excluding from the 85% calculation shares owned by directors who are also officers of the target corporation and shares held by employee stock plans that do not permit employees to decide confidentially whether to accept a tender or exchange offer); or (iii) at or after the time on which such stockholder becomes an interested stockholder, the board approves the business combination and it is also approved at a stockholder meeting by at least two-thirds (66-2/3%) of the outstanding voting stock not owned by the interested stockholder.

In contrast, the NRS imposes a maximum moratorium of two years versus Delaware's three-year moratorium on business combinations. However, NRS 78.411 through 78.444 regulate business combinations more stringently. First, an interested stockholder is defined as a beneficial owner of 10% or more of the voting power. Second, the two-year moratorium can be lifted only by advance approval of the combination or the transaction by which such person first becomes an interested stockholder by a corporation's board of directors or unless the combination is approved by the board and 60% of the corporation's voting power not beneficially owned by the interested stockholder, its affiliates and associates, as opposed to Delaware's provision that allows interested stockholder combinations with stockholder approval at the time of such combination. Finally, after the two-year period, a combination remains prohibited unless (i) it is approved by the board of directors, the disinterested stockholders or a majority of the outstanding voting power not beneficially owned by the interested stockholder and its affiliates and associates or (ii) the interested stockholders satisfy certain fair value requirements. But note that these statutes do not apply to any combination of a corporation and an interested stockholder after the expiration of four years after the person first became an interested stockholder. These combinations statutes in Nevada apply only to Nevada corporations with 200 or more stockholders of record.

Companies are entitled to opt out of the business combination provisions of the DGCL and NRS. The Company has not opted out of the business combination provisions of Section 203 of the DGCL and the Company does not opt out of the business combination provisions of NRS 78.411 through 78.444 under the Nevada Charter. Since the Nevada Charter, as the original articles of incorporation in Nevada, does not include such an opt-out, any opt-out of the business combinations provisions of the NRS must be contained in an amendment to the Nevada Charter approved by a majority of the outstanding voting power not then owned by interested stockholders, but the amendment would not be effective until 18 months after the vote of the stockholders to approve the amendment, and would not apply to any combination with a person who first became an interested stockholder on or before the effective date of the amendment.

Acquisition of Controlling Interests

In addition to the restrictions on business combinations with interested stockholders, Nevada law also protects the corporation and its stockholders from persons acquiring a "controlling interest" in a corporation. The provisions can be found in NRS 78.378 through 78.3793. Delaware law does not have similar provisions.

Pursuant to NRS 78.379, any person who acquires a controlling interest in a corporation may not exercise voting rights on any control shares unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special meeting of such stockholders held upon the request and at the expense of the acquiring person. NRS 78.3785 provides that a "controlling interest" means the ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority or (iii) a majority or more of the voting power of the issuing corporation in the election of directors, and once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become "control shares" to which the voting restrictions described above apply. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of such person's shares, and the corporation must comply with the demand.

NRS 78.378(1) provides that the control share statutes of the NRS do not apply to any acquisition of a controlling interest in an issuing corporation if the articles of incorporation or bylaws of the corporation in effect on the tenth day following the acquisition of a controlling interest by the acquiring person provide that the provisions of those sections do not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. In addition, NRS 78.3788 provides that the controlling interest statutes apply as of a particular date only to a corporation that has 200 or more stockholders of record, at least 100 of whom have addresses in Nevada appearing on the corporation's stock ledger at all times during the 90 days immediately preceding that date, and which does business directly or indirectly or through an affiliated corporation in Nevada. NRS 78.378(2) provides that the corporation, by virtue of its articles of incorporation, bylaws or resolutions adopted by directors, may impose stricter requirements if it so desires.

Corporations are entitled to opt out of the above controlling interest provisions of the NRS. In the Nevada Charter and the Nevada Bylaws, the Company does not opt out of these provisions.

For discussion on fiduciary duties of directors and officers in the context of the Company making an acquisition or being acquired, please see sections "*Fiduciary Duties and Business Judgment*," "*Flexibility for Decisions, Including Takeovers*" and "*Limitation on Personal Liability of Directors and Officers*" in this Proposal 3.

Stockholder Vote for Mergers and Other Corporate Reorganizations

Under the DGCL, unless the certificate of incorporation specifies a higher percentage, the stockholders of a corporation that is being acquired in a merger or sale involving substantially all of its assets must authorize such merger or sale of assets by vote of an absolute majority of outstanding shares entitled to vote. The corporation's board of directors must also approve such transaction. Similarly, under the NRS, a merger or sale of all assets requires authorization by stockholders of the corporation being acquired or selling its assets by at least a majority of the voting power of the outstanding shares entitled to vote, as well as approval of such corporation's board of directors. Although a substantial body of case law has been developed in Delaware as to what constitutes the "sale of substantially all of the assets" of a corporation, it is difficult to determine the point at which a sale of virtually all, but less than all, of a corporation's assets would be considered a "sale of all of the assets" of the corporation for purposes of Nevada law. It is possible that many sales of less than all of the assets of a corporation requiring stockholder authorization under Delaware law would not require stockholder authorization under Nevada law.

The DGCL and NRS have substantially similar provisions with respect to approval by stockholders of a surviving corporation in a merger. The DGCL does not require a stockholder vote of a constituent corporation in a merger (unless the corporation provides otherwise in its certificate of incorporation) if (i) the plan of merger does not amend the existing certificate of incorporation, (ii) each share of stock of such constituent corporation outstanding immediately before the effective date of the merger is an identical outstanding share after the effective date of merger and (iii) either no shares of the common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or treasury shares of the common stock of the surviving corporation to be issued or delivered under the plan of merger, plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan, do not exceed 20% of the shares of common stock of such constituent corporation outstanding immediately prior to the effective date of the merger. The NRS does not require a stockholder vote of the surviving corporation in a merger under substantially similar circumstances.

The Delaware Charter does not require a higher percentage to vote to approve certain corporate transactions. The Nevada Charter also does not specify a higher percentage.

Appraisal or Dissenter's Rights

In both jurisdictions, dissenting stockholders of a corporation engaged in certain major corporate transactions are entitled to appraisal rights. Appraisal or dissenter's rights permit a stockholder to receive cash generally equal to the fair value of the stockholder's shares (as determined by agreement of the parties or by a court) in lieu of the consideration such stockholder would otherwise receive in any such transaction.

Under Section 262 of the DGCL, appraisal rights are generally available for the shares of any class or series of stock of a Delaware corporation in a merger, consolidation or conversion, provided that no appraisal rights are available with respect to shares of any class or series of stock if, at the record date for the meeting held to approve such transaction, such shares of stock, or depositary receipts in respect thereof, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders, unless the stockholders receive in exchange for their shares anything other than shares of stock of the surviving or resulting corporation (or depositary receipts in respect thereof), or of any other corporation that is listed on a national securities exchange or held by more than 2,000 holders of record, cash in lieu of fractional shares or fractional depositary receipts described above or any combination of the foregoing.

In addition, Section 262 of the DGCL allows beneficial owners of shares to file a petition for appraisal without the need to name a nominee holding such shares on behalf of such owner as a nominal plaintiff and makes it easier than under Nevada law to withdraw from the appraisal process and accept the terms offered in the merger, consolidation or conversion. Under the DGCL, no appraisal rights are available to stockholders of the surviving or resulting corporation if the merger did not require their approval. The Delaware Charter and Delaware Bylaws do not provide for appraisal rights in addition to those provided by the DGCL.

Under the NRS, a stockholder is entitled to dissent from, and obtain payment for, the fair value of the stockholder's shares in the event of (i) certain acquisitions of a controlling interest in the corporation, (ii) consummation of a plan of merger, if approval by the stockholders is required for the merger, regardless of whether the stockholder is entitled to vote on the merger or if the domestic corporation is a subsidiary and is merged with its parent, or if the domestic corporation is a constituent entity in a merger pursuant to NRS 92A.133, (iii) consummation of a plan of conversion to which the corporation is a party, (iv) consummation of a plan of exchange in which the corporation is a party, (v) any corporate action taken pursuant to a vote of the stockholders, if the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares, or (vi) any corporate action to which the stockholder would be obligated, as a result of the corporate action, to accept money or scrip rather than receive a fraction of a share in exchange for the cancellation of all the stockholder's outstanding shares, except where the stockholder would not be entitled to receive such payment pursuant to NRS 78.205, 78.2055 or 78.207.

Also under the NRS, holders of covered securities (generally those that are listed on a national securities exchange), any shares traded in an organized market and held by at least 2,000 stockholders of record with a market value of at least $20,000,000, and any shares issued by an open-end management investment company registered under the Investment Company Act of 1940 and which may be redeemed at the option of the holder at net asset value, are generally not entitled to dissenter's rights. However, this exception is not available if (i) the articles of incorporation of the corporation issuing the shares provide that such exception is not available, (ii) the resolution of the board of directors approving the plan of merger, conversion or exchange expressly provides otherwise or (iii) the holders of the class or series of stock are required by the terms of the corporate action to accept for the shares anything except cash, shares of stock or other securities as described in NRS 92A.390(3) or any combination thereof. The NRS prohibits a dissenting stockholder from voting their shares or receiving certain dividends or distributions after their dissent. As with the Delaware Charter and the Delaware Bylaws, the Nevada Charter and Nevada Bylaws do not provide for dissenter's rights in addition to those provided by the NRS.

The mechanics and timing procedures vary somewhat between Delaware and Nevada, but both require technical compliance with specific notice and payment protocols.

Special Meetings of the Stockholders

The DGCL permits special meetings of stockholders to be called by the board of directors or by any other person authorized in the certificate of incorporation or bylaws to call a special stockholder meeting. The NRS permits special meetings of stockholders to be called by the entire board of directors, any two directors or the President, unless the articles of incorporation or bylaws provide otherwise.

Currently, under the Delaware Bylaws, a special meeting of stockholders may be called by a majority vote of the board, the Chief Executive Officer or requested by stockholders holding at the date of such request not less than one-tenth of the voting power of the shares of capital stock. The Nevada Bylaws provide for the same.

Meetings Pursuant to Petition of Stockholders

The DGCL provides that a director or a stockholder of a corporation may apply to the Court of Chancery of Delaware if the corporation fails to hold an annual meeting for the election of directors or there is no written consent to elect directors in lieu of an annual meeting for a period of 30 days after the date designated for the annual meeting or, if there is no date designated, within 13 months after the last annual meeting.

Under the NRS, stockholders having not less than 15% of the voting power may petition the district court to order a meeting for the election of directors if a corporation fails to call a meeting for that purpose within 18 months after the last meeting at which directors were elected.

Adjournment of Stockholder Special Meetings

Under the DGCL, if a meeting of stockholders is adjourned due to lack of a quorum and the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the meeting. At the adjourned meeting, the corporation may transact any business that might have been transacted at the original meeting.

In contrast, under the NRS, a corporation is not required to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which the adjournment is taken, unless the board of directors of the corporation fixes a new record date for the adjourned meeting or the meeting date is adjourned to a date more than 60 days later than the date set for the original meeting, in which case a new record date must be fixed and notice given.

Duration of Proxies

Under the DGCL, a proxy executed by a stockholder will remain valid for a period of three years, unless the proxy provides for a longer period.

Under the NRS, a proxy is effective only for a period of six months, unless it is coupled with an interest or unless otherwise provided in the proxy, which duration may not exceed seven years. The NRS also provides for irrevocable proxies, without limitation on duration, in limited circumstances.

Quorum and Voting

The DGCL provides that the certificate of incorporation and bylaws may establish quorum and voting requirements, but in no event shall a quorum consist of less than one-third of the shares entitled to vote. If the certificate of incorporation and bylaws are silent as to specific quorum and voting requirements: (a) a majority of the shares entitled to vote shall constitute a quorum at a meeting of stockholders; (b) in all matters other than the election of directors, the affirmative vote of the majority of shares present at the meeting and entitled to vote on the subject matter shall be the act of the stockholders; (c) directors shall be elected by a plurality of the votes of the shares present at the meeting and entitled to vote on the election of directors; and (d) where a separate vote by a class or series is required, a majority of the outstanding shares of such class or series shall constitute a quorum entitled to take action with respect to that vote on that matter and, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series present at the meeting shall be the act of such class or series, or classes or series. A bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the board. The Delaware Bylaws provide that (i) the holders of a majority in voting power of the shares issued and entitled to vote thereat, present in person or represented by proxy at the commencement of the meeting, shall constitute a quorum at all meetings of the stockholders for the transaction of business, (ii) directors shall be elected by a plurality of the votes cast, and (iii) any other question brought before a meeting shall be decided by a majority of the votes cast, unless otherwise provided by the certificate of incorporation, bylaws, or law, rule or regulation applicable to the Company.

The NRS provides that, unless the articles of incorporation or bylaws provide otherwise, a majority of the voting power of the corporation, present in person or by proxy at a meeting of stockholders (regardless of whether the proxy has authority to vote on any matter), constitutes a quorum for the transaction of business. Under the NRS, unless the articles of incorporation or bylaws provide for different proportions, action by the stockholders on a matter other than the election of directors is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action. Unless provided otherwise in the corporation's articles of incorporation or bylaws, directors are elected at the annual meeting of stockholders by plurality vote. The Nevada Bylaws provide that, unless otherwise required by law or the articles of incorporation of the Company, (i) the holders of a majority in voting power of the shares issued and entitled to vote thereat, present in person or represented by proxy at the commencement of the meeting, shall constitute a quorum at all meetings of the stockholders for the transaction of business, (ii) directors shall be elected by a plurality of the votes cast and (iii) any other question brought before a meeting shall be decided by a majority of the votes cast, unless otherwise provided by the articles of incorporation, bylaws, or any law, rule or regulation applicable to the Company.

Bylaws Amendment

The DGCL provides that any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal bylaws upon the directors. The DGCL states that the fact that such power has been so conferred upon the directors shall not divest the stockholders of the power, nor limit their power to adopt, amend or repeal bylaws. The Delaware Charter and the Delaware Bylaws do not currently expressly confer the power to adopt, amend or repeal bylaws upon the Board. If Proposal 4 is approved, the Delaware Charter and Delaware Bylaws will confer the authority to adopt, amend or repeal bylaws on the Board. See Proposal 4 for more information.

The NRS provides that, unless otherwise prohibited by any bylaw adopted by the stockholders, the directors may adopt, amend or repeal any bylaw, including any bylaw adopted by the stockholders. The NRS also provides that the articles of incorporation may grant the authority to adopt, amend or repeal bylaws exclusively to the directors. If Proposal 4 is approved, the Nevada Charter and the Nevada Bylaws will confer the authority to adopt, amend or repeal bylaws on the board. See Proposal 4 for more information.

Stockholder Inspection Rights

The DGCL grants any stockholder or beneficial owner of shares the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from certificate, bylaws, minutes and signed consents of stockholder meetings, formal communications to stockholders as a whole, minutes and resolutions of the board and committees, materials provided to the board and committees, annual financial statements, Section 122(18) (i.e., Moelis) agreements, and director independence questionnaires within three years of the demand for a proper purpose. In the event that the corporation does not have specified books and records, including minutes of board and committee meetings, actions of board or any committee, financial statements and director and officer independence questionnaires, the Court of Chancery may order the production of additional corporate records necessary and essential for the stockholder's proper purpose. A stockholder demand must describe its proper purpose and the records it seeks with reasonable particularity. A proper purpose is one reasonably related to such person's interest as a stockholder. Information from books and records obtained by a stockholder from a production under Section 220 will be deemed to be incorporated by reference into any complaint filed by or at the direction of a stockholder on the basis of information obtained through a demand for books and records.

Inspection rights under Nevada law are more limited. The NRS grants any person who has been a stockholder of record of a corporation for at least six months immediately preceding the demand, or any person holding, or thereunto authorized in writing by the holders of, at least 5% of all of its outstanding shares, upon at least five days' written demand, the right to inspect in person or by agent or attorney, during usual business hours

(i) the articles of incorporation and all amendments thereto, (ii) the bylaws and all amendments thereto and (iii) a stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them respectively. A Nevada corporation may require a stockholder to furnish the corporation with an affidavit that such inspection is for a proper purpose related to their interest as a stockholder of the corporation.

In addition, the NRS grants certain stockholders the right to inspect the books of account and records of a corporation for any proper purpose. The right to inspect the books of account and financial statements of a corporation, to make copies of records and to conduct an audit of such records is granted only to a stockholder who owns at least 15% of the issued and outstanding shares of a Nevada corporation, or who has been authorized in writing by the holders of at least 15% of such shares. In addition, the board of directors may condition such inspection on the stockholders exercising such rights to enter into and comply with a confidentiality agreement having such terms and scope as reasonably related to protecting the legitimate interests of the corporation. However, these rights do not apply to any corporation that furnishes to its stockholders a detailed annual financial statement or any corporation that has filed during the preceding 12 months all reports required to be filed pursuant to Section 13 or Section 15(d) of the Exchange Act.

Business Opportunities

Under Delaware law, the corporate opportunity doctrine holds that a corporate officer or director may not generally and unilaterally take a business opportunity for their own if: (i) the corporation is financially able to exploit the opportunity; (ii) the opportunity is within the corporation's line of business; (iii) the corporation has an interest or expectancy in the opportunity; and (iv) by taking the opportunity for their own, the corporate fiduciary will thereby be placed in a position inimical to his or her duties to the corporation. The DGCL permits a Delaware corporation to renounce, in its certificate of incorporation or by action of the board of directors, any interest or expectancy of the corporation in, or being offered an opportunity to participate in, specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders.

Similar to the DGCL, the NRS permits a Nevada corporation to renounce, in its articles of incorporation or by action of the board of directors, any interest or expectancy to participate in specified business opportunities or specified classes or categories of business opportunities that are presented to the corporation or one or more of its officers, directors or stockholders.

Other Considerations

Potential Risks and Disadvantages of the Reincorporation

Because of Delaware's prominence as a state of incorporation for many large corporations, the Delaware courts have developed considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to Delaware corporations. While Nevada also has encouraged incorporation in that state and has adopted modern and flexible statutes that it periodically updates and revises to meet changing business needs, to date Nevada case law concerning the application of its statutes and regulations is not as developed as Delaware case law. As a result, to the extent Nevada's statutes do not provide a clear answer and a Nevada court must make a determination about issues concerning the Company's governance without clear guidance or precedent, the Company and its stockholders may experience less predictability with respect to whether certain corporate decisions or transactions are proper and/or the extent to which stockholders maintain the right to challenge such decisions or transactions. Recent Nevada Supreme Court cases such as *Wynn Resorts v. Eighth Judicial Dist. Court*, 399 P.3d 334 (Nev. 2017), *Chur v. Eighth Judicial District Court*, 458 P.3d 336 (Nev. 2020), and *Guzman v. Johnson*, 483 P.3d 531 (Nev. 2021), have emphasized application of the plain meaning of the statutes enacted by the Nevada Legislature, which is consistent with the directive of NRS 78.012(3): "The plain meaning of the laws enacted by the Legislature . . . including, without limitation, the fiduciary duties and liability of the directors and officers of a [Nevada] corporation set forth in NRS 78.138 and 78.139, must not be supplanted or modified by laws or judicial decisions from any other jurisdiction." However, that same statute expressly provides that directors and officers of Nevada corporations "may be informed by the laws and judicial decisions of other jurisdictions and the practices observed by business entities in any such jurisdiction" without such actions constituting or indicating a breach of fiduciary duty. Further, in the absence of Nevada law, Nevada courts have historically looked to Delaware law for guidance. *See, e.g., Brown v. Kinross Gold U.S.A., Inc.*, 531 F. Supp. 2d 1234, 1245 (D. Nev. 2008) ("the Nevada Supreme Court frequently looks to the Delaware Supreme Court and the Delaware Courts of Chancery as persuasive authorities on questions of corporation law"). Thus, it is possible that a Nevada court could reach a similar conclusion as the Delaware Court of Chancery in an area where the two jurisdictions have similar laws, or in an instance where Nevada law is silent but Delaware has addressed the issue.

Also, underwriters and other members of the financial services industry may be less willing and able to assist the Company with capital-raising programs because they might perceive Nevada's laws as being less flexible or developed than those of Delaware. Certain investment funds, sophisticated investors and brokerage firms may likewise be less comfortable and less willing to invest in a corporation incorporated in a jurisdiction other than Delaware, whose corporate laws may be less understood or perceived to be less responsive to stockholder rights or demands.

The Company will also incur certain non-recurring costs in connection with the Reincorporation, including legal and other transaction costs. A significant portion of these costs have already been incurred or will be incurred regardless of whether the Reincorporation is ultimately approved and completed, and additional unanticipated costs may be incurred in connection with the Reincorporation.

Regulatory Matters

The consummation of the Reincorporation requires the filing of the Articles of Conversion and the Nevada Charter with the office of the Nevada Secretary of State and the Certificate of Conversion with the Office of the Secretary of State in Delaware. No other regulatory or governmental approvals or consents will be required in connection with the Reincorporation.

No Appraisal Rights

Under the DGCL, holders of our common stock are not entitled to appraisal rights with respect to the Reincorporation.

No Exchange of Stock Certificates Required

Stockholders will not have to exchange their existing stock certificates for new stock certificates.

No Material Accounting Implications

Effecting the Reincorporation is not expected to have any material accounting implications for the Company.

Certain Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax considerations to U.S. Holders (as defined below) of the Reincorporation. The discussion does not purport to be a complete analysis of all potential tax considerations. The considerations of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws, are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury regulations promulgated or proposed thereunder ("Treasury Regulations"), judicial decisions and published rulings and administrative pronouncements of the Internal Revenue Service (the "IRS"), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. Holder. The Company has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax considerations of the Reincorporation.

This discussion is limited to a U.S. Holder that holds the Company stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations relevant to a U.S. Holder's particular circumstances, including without limitation the effect of the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code. In addition, it does not address considerations relevant to U.S. Holders subject to special rules, such as:

- U.S. expatriates and former citizens or long-term residents of the United States;

- U.S. Holders whose functional currency is not the U.S. dollar;

- persons holding the Company stock as part of a hedge, straddle or other risk-reduction strategy or as part of a conversion transaction or other integrated investment;

- banks, insurance companies and other financial institutions;

- real estate investment trusts or regulated investment companies;

- brokers, dealers or traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in the Company stock;

- tax-exempt organizations or governmental organizations;

- persons deemed to sell the Company stock under the constructive sale provisions of the Code;

- persons who hold or receive the Company stock pursuant to the exercise of any employee stock option or otherwise as compensation;

- tax-qualified retirement plans; and

- persons that own, or have owned, actually or constructively, more than 5% of the Company stock.

If an entity or arrangement classified as a partnership for U.S. federal income tax purposes holds the Company stock, the tax treatment of a partner in such partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, a partnership holding Company stock and each partner in such partnership is urged to consult its tax advisor regarding the U.S. federal income tax considerations to it of the Reincorporation.

For purpose of this discussion, a "U.S. Holder" is any beneficial owner of the Company stock that, for U.S. federal income tax purposes, is or is treated as any of the following:

- an individual who is a citizen or resident of the United States;

- a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

- an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

- a trust that: (i) is subject to the primary supervision of a U.S. court and the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code); or (ii) has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is for informational purposes only and is not tax advice. Each investor is urged to consult its tax advisor with respect to the application of the U.S. federal income tax laws to its particular situation as well as any tax considerations of the Reincorporation arising under U.S. federal estate or gift tax laws, the laws of any state, local or non-U.S. taxing jurisdiction or any applicable income tax treaty.

Treatment of the Reincorporation

The Reincorporation is intended to qualify as a "reorganization" for U.S. federal income tax purposes pursuant to Section 368(a)(1)(F) of the Code. As a result, a U.S. Holder generally should not recognize gain or loss upon the proposed Reincorporation. A U.S. Holder will have the same aggregate basis in its Nevada Corporation stock after the Reincorporation as such U.S. Holder had in the corresponding Delaware Corporation stock immediately before the Reincorporation. A U.S. Holder's holding period in the Nevada Corporation stock immediately after the Reincorporation will include such U.S. Holder's holding period in the corresponding Delaware Corporation stock immediately before the Reincorporation. Each U.S. Holder of shares of Company stock acquired on different dates and at different prices is urged to consult its tax advisor regarding the allocation of the tax basis and holding period of such shares.

Tax Reporting

Assuming the Reincorporation qualifies as a "reorganization" within the meaning of Section 368(a) of the Code, each U.S. Holder that receives shares of Delaware Corporation stock in the Reincorporation is required to retain permanent records pertaining to the Reincorporation and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Each U.S. Holder who owned at least five percent (by vote or value) of the total outstanding stock of the Company or who owned securities in the Company stock with a basis of $1,000,000 or more is required to attach a statement to its tax returns for the year in which the Reincorporation is consummated that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the U.S. Holder's tax basis in the holder's Company stock and the fair market value of such stock. Each U.S. Holder is urged to consult with its tax advisor to comply with these rules.

This discussion of U.S. federal income tax considerations of the Reincorporation is for general information purposes only and is not intended to be, and should not be construed as, tax advice. Determining the actual tax considerations of the Reincorporation to a holder may be complex and will depend on such holder's specific situation and on factors that are not within the Company's knowledge or control. Each holder is urged to consult its tax advisor with respect to the application of U.S. federal income tax laws to its specific situation as well as any tax considerations arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction.

Anti-Takeover Implications of the Reincorporation

The Reincorporation is not being effected to prevent a change in control, nor is it in response to any present attempt known to our Board to acquire control of the Company or to obtain representation on the Board. Nevertheless, certain effects of the Reincorporation may be considered to have anti-takeover implications by virtue of being subject to Nevada law.

Delaware law and the Delaware Charter and Delaware Bylaws contain provisions that may have the effect of deterring hostile takeover attempts. A hostile takeover attempt may have a positive or negative effect on the Company and its stockholders, depending on the circumstances surrounding a particular takeover attempt. Takeover attempts that have not been negotiated or approved by a board can be opportunistically timed to take advantage of an artificially depressed stock price. Takeover attempts can also be coercively structured, can disrupt the business and management of a corporation and can generally present a risk of terms that may be less favorable than would be available in a board-approved transaction. In contrast, board-approved transactions may be carefully planned and undertaken at an opportune time in order to obtain maximum value for the corporation and all of its stockholders by determining and pursuing the best strategic alternative, obtaining negotiating leverage to achieve the best terms available, and giving due consideration to matters such as tax planning, the management and business of the acquiring corporation, and the most effective deployment of corporate assets.

The Board recognizes that hostile takeover attempts do not always have the unfavorable consequences or effects described above and may be beneficial to stockholders, providing them with considerable value for their shares. However, the Board believes that the potential disadvantages of unapproved takeover attempts are sufficiently great that prudent measures are needed to give the Board the time and flexibility to determine and pursue potentially superior strategic alternatives and take other appropriate action in an effort to maximize stockholder value. Accordingly, the Delaware Charter and Delaware Bylaws include certain provisions that are intended to accomplish these objectives, but which may have the effect of discouraging or deterring hostile takeover attempts.

Nevada law includes some features that may deter hostile takeover attempts. The Nevada Charter contains certain anti-takeover provisions similar to those set forth in the Delaware Charter; for example, both the Delaware Charter and Nevada Charter allow the Board alone to fill any directorship vacancies. Notwithstanding these similarities, as discussed above, there are several differences between Nevada and Delaware law and between the governing documents of the Delaware Corporation and the Nevada Corporation that could have a bearing on unapproved takeover attempts.

The Board may in the future propose other measures designed to address hostile takeovers apart from those discussed in this proxy statement, if warranted from time to time in the judgment of the Board.

Interests of Certain Persons

There are currently no known pending claims or lawsuits against any of our directors or officers for breach of fiduciary duty related to their service as directors or officers of the Company. Nevertheless, in reaching its decision to approve the Reincorporation and to recommend that our stockholders vote in favor of this proposal, the Board was aware and considered that a potential litigant might argue, and a court could determine, under Delaware law, that the directors and officers of the Company have an interest in the Reincorporation to the extent that it might afford them greater limitations on liability under Nevada law for acts in their capacities as directors and officers occurring after the Reincorporation.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 3.

PROPOSAL 4—APPROVAL OF PROPOSAL TO AUTHORIZE THE BOARD TO UNILATERALLY AMEND THE BY-LAWS

Background

The Company's Delaware Charter and Delaware Bylaws (together, the "Delaware Organizational Documents") currently limit the ability of the Board to amend the Delaware Bylaws (the "Bylaws Amendment Limitation"). Section 1 of Article IX of the Delaware Bylaws currently states:

No provision in these By-laws shall be rescinded, altered or amended and no new provision in these By-laws shall be made until the same has been approved by either: (a) a resolution of the stockholders or (b) a resolution of each of the Board of Directors and stockholders.

Article Fifth of the Delaware Charter currently states:

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Company is expressly authorized to make, rescind, alter and amend the by-laws of the Company, provided that no provision in the by-laws of the Company shall be rescinded, altered or amended and no new provision in the by-laws of the Company shall be made until the same has been approved by either: (a) a resolution of the stockholders or (b) a resolution of each of the Board of Directors and stockholders.

The above-quoted provisions are remnants of the corresponding provisions of the Company's legacy Cayman Islands organizational documents. In contrast, Section 109 of the DGCL permits corporations to expressly confer the power to adopt, amend or repeal bylaws upon the board of directors in their charters, and many companies do so. In this regard, 98% of Russell 3000 companies permit the board of directors to unilaterally amend the bylaws.

Reasons for Eliminating the Bylaws Amendment Limitation

The Board believes that the existing Delaware Charter and Delaware Bylaws of the Company are inadequate for our current and anticipated future needs and has determined that it would be in the best interests of the Company and its stockholders to expressly authorize the Board to amend the bylaws, consistent with market practice. We believe that the Board should be in a position to effect prompt bylaws changes in response to changes in corporate governance practices, identification of perceived risks to us that could be addressed by changes to our bylaws, and similar matters. If a stockholder resolution were to continue to be required to amend our bylaws, we may face future difficulties in obtaining such resolution in light of our number of stockholders and lack of a majority concentration of share ownership in a single stockholder. Even if we obtain such vote, the time lapse between calling a special meeting and receiving the required vote could be significant, thus preventing prompt Board action to address matters that require expedited amendment of our bylaws. Finally, eliminating the Bylaws Amendment Limitation would allow us to update for changes in Delaware law or, if Proposal 3 is approved, changes in Nevada law, both of which allow companies to expressly authorize their boards of directors to amend their bylaws, and reflect the prevalent practice among Delaware and Nevada corporations.

Effect of Approval

For the above-stated reasons, the Board recommends that the Company's stockholders vote to eliminate the Bylaws Amendment Limitation to expressly authorize the Board to make, repeal, alter, amend and rescind, in whole or in part, the bylaws without the assent or vote of the stockholders in any manner not inconsistent with the DGCL or, if Proposal 3 is approved, the NRS. The proposed amendment, if approved by stockholders, will not divest or limit the power of stockholders to adopt, amend or repeal our bylaws. This Proposal 4 is not contingent upon the approval of Proposal 3 or any other proposal.

If Proposals 3 and 4 are approved, then Alternative 1 in Article V of the Nevada Charter in the form of Appendix B and the Alternative 1 in Article VIII of the Nevada Bylaws in the form of Appendix C, will be adopted.

If Proposal 4 is approved, but Proposal 3 is not approved, then:

Article FIFTH of the Delaware Charter will be amended as follows:

Elections of directors need not be by written ballot except and to the extent provided in the by-laws of the Company. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, but subject to the terms of any series of Preferred Stock then outstanding, the Board of Directors of the Company is expressly authorized to make, rescind, alter and amend the by-laws of the Company, provided that no provision in the by-laws of the Company shall be rescinded, altered or amended and no new provision in the by-laws of the Company shall be made until the same has been approved by either: (a) a resolution of the stockholders or (b) a resolution of each of the Board of Directors and stockholders. Except as otherwise provided in this Certificate of Incorporation (including the terms of any preferred stock designation that require an additional vote) or the by-laws of the Company, and in addition to any requirements of law, the affirmative vote of at least a majority of the voting power of the stock outstanding and entitled to vote thereon, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal, or adopt any provision inconsistent with, any provision of the by-laws of the Company.

Section 1 of Article IX of the Delaware Bylaws will be amended as follows:

No provision in these By-laws shall be rescinded, altered or amended and no new provision in these By-laws shall be made until the same has been approved by either: (a) a resolution of the stockholders or (b) a resolution of each of the Board of Directors and stockholders. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal these By-laws. Except as otherwise provided in the Certificate of Incorporation (including the terms of any preferred stock designation that provides for a greater or lesser vote) or these By-laws, and in addition to any other vote required by law, the affirmative vote of the holders of at least a majority of the voting power of the stock outstanding and entitled to vote thereon, voting together as a single class, shall be required for the stockholders to adopt, amend or repeal, or adopt any provision inconsistent with, any provision of these By-laws.

If Proposal 3 is approved, but Proposal 4 is not approved, then Alternative 2 in Article V of the Nevada Charter in the form of Appendix B and Alternative 2 in Article VIII of the Nevada Bylaws in the form of Appendix C, will be adopted.

If neither Proposal 3 nor Proposal 4 is approved, then the ability of the Board to make changes to the Delaware Bylaws will continue to be subject to applicable provisions of the existing Delaware Organizational Documents and the DGCL.

Possible Anti-Takeover Effects

The elimination of the Bylaws Amendment Limitation is not being effected to prevent a change in control, nor is it in response to any present attempt known to our Board to acquire control of the Company or to obtain representation on the Board. Nevertheless, eliminating the Bylaws Amendment Limitation could be construed as having an anti-takeover effect. The Board could, subject to its fiduciary duties and applicable law, amend the Company's bylaws for the purpose of resisting a third-party transaction that is favored by a majority of the stockholders, such as a hostile takeover bid, that would provide an above-market premium to the stockholders.

The Board could also, subject to its fiduciary duties and applicable law, amend the bylaws to make it more difficult for the stockholders to remove incumbent management and directors from office, even if such changes would be favorable to stockholders generally. Such a use of the authority granted to the Board through the addition of this provision to the Company's organizational documents could render more difficult or discourage an attempt to acquire control of the Company through a transaction opposed by the Board, even if the transaction would be beneficial to stockholders.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 4.

PROPOSAL 5—APPROVAL OF THE AMENDED AND RESTATED 2010 LONG TERM INCENTIVE AND STOCK AWARD PLAN

The Company's Amended and Restated 2010 Long Term Incentive and Stock Award Plan (the "2010 Plan") became effective on May 17, 2023, the date of approval by the Company's stockholders. The stockholders originally approved the Long Term Incentive Plan on July 21, 2010, prior amendments to the Long Term Incentive Plan in May 2014, May 2016 and May 2017, and an amendment and restatement of the Long Term Incentive Plan in May 2019 and May 2021.

On March 31, 2025, the Board approved the proposed Amended and Restated 2010 Long Term Incentive and Stock Award Plan (the "Proposed A&R Plan"), which increases the shares of Common Stock available for issuance under the 2010 Plan by 880,000 shares, prohibits payment of dividends and dividend equivalents on unvested awards and makes other ministerial changes. The purpose of the 2010 Plan is to enable us to advance the interests of the Company by providing a means to attract, retain and motivate employees, consultants and directors of the Company and its subsidiaries, to provide for competitive compensation opportunities, to encourage long-term service, to recognize individual contributions and reward achievement of performance goals, and to promote the creation of long-term value for stockholders by aligning the interests of such persons with those of the stockholders.

If the Proposed A&R Plan is approved by the stockholders, we intend to file a Form S-8 with the SEC following the annual meeting of stockholders during the second or third quarter that covers the additional shares reserved for issuance under the Proposed A&R Plan.

Reasons for Seeking Stockholder Approval

The Board believes that it is in the best interest of the stockholders and the Company to increase the aggregate number of shares authorized for issuance under the 2010 Plan. We compete with many biotechnology and royalty aggregator companies to attract and retain talented employees at all levels, and equity awards are a critical component of our compensation philosophy and our annual compensation structure. Having the ability to grant equity awards, including stock options, performance stock units ("PSUs"), and other types of stock awards, is essential for us to be able to attract, motivate and retain a talented workforce. If we exhaust our remaining share reserve, we will be unable to issue new equity awards, including stock options, performance units, and other types of stock awards, to our new and existing employees, consultants, officers and directors, and this would seriously hamper our ability to provide a competitive pay package to current and prospective employees. Approval of the Proposed A&R Plan will allow us to continue to grant equity awards at levels the Board or Compensation Committee determines to be appropriate in order to attract new employees, consultants and directors, retain our existing employees, consultants and directors and to provide incentives for such persons to exert maximum efforts for our success and ultimately increase stockholder value.

While we recognize that equity awards may have a dilutive impact on existing stockholders, the Board believes that we have managed our existing equity reserves carefully, and that our current level of dilution and "burn rate" is reasonable.

Dilution and Overhang

The Board and our Compensation Committee carefully manage dilution and overhang in the administration of the 2010 Plan and our other equity incentive programs, including our 2015 Employee Stock Purchase Plan (the "ESPP") and through the use of inducement awards. We generally measure overhang by dividing (i) the sum of the total number of outstanding equity awards and the total number of shares available for future grant under our equity incentive plans, by (ii) the sum of the total shares of common stock outstanding, the sum of the total number of outstanding equity awards and the total number of shares available for future grant under our equity incentive plans. As of March 31, 2025, our overhang was approximately 22%, and as a result of the Proposed

A&R Plan, our overhang would increase to approximately 26%. As of March 31, 2025, outstanding stock options to purchase 1,066,403 shares have an exercise price in excess of $19.93; excluding these stock options, our overhang decreases to approximately 16%, and as a result of the Proposed A&R Plan, our overhang excluding these stock options would be approximately 21%.

The following table sets forth information regarding outstanding equity awards (including inducement awards) and shares available for future awards under the 2010 Plan (without giving effect to the Proposed A&R Plan), and the shares available for future purchase under the ESPP.

	As of March 31, 2025
Total number of shares of common stock subject to outstanding stock options . . .	2,374,695
Weighted-average exercise price of outstanding stock options	$ 20.24
Weighted-average remaining term of outstanding stock options (years)	5.63 years
Total number of shares of common stock subject to outstanding full value awards (assuming achievement of all performance goals)	612,292
Total number of shares of common stock available for grant under the 2010 Plan	118,061
Total number of shares of common stock available for grant under our 2015 Employee Stock Purchase Plan	211,987
Total number of shares of common stock outstanding	11,952,889
Per-share closing price of common stock as reported on Nasdaq Capital Market	$ 19.93

Historical Burn Rate

We measure annual burn rate based on stock options grant, PSUs earned, and other full value awards granted as a percentage of the weighted average common stock outstanding. Our equity incentive plan share usage over 2022, 2023 and 2024 represented a three-year average burn rate of 3.7%, as described in the table below.

Year	Weighted-Average Common Stock Outstanding	Stock Options Granted	PSUs Earned[1]	Other Full Value Awards Granted	Annualized Burn Rate
2022	11,412,854	292,972	0	0	2.6%
2023	11,471,043	796,802	0	0	6.9%
2024	11,701,254	24,407	136,483	15,175	1.5%
Three-Year Average					**3.7%**

(1) The following PSUs were granted in each year: (i) 0 in 2022, (ii) 448,600 in 2023, and (iii) 280,000 in 2024.

Governance Best Practices

The Proposed A&R Plan includes several provisions that reflect corporate governance best practices and protect stockholder interests, including:

- **No Repricing of Options or SARs** – The Proposed A&R Plan prohibits repricing stock options or stock appreciation rights ("SARs") without stockholder approval.

- **No Liberal Share Recycling** – Shares withheld to satisfy the exercise price and tax withholding obligations will not again become available for issuance under the Proposed A&R Plan.

- **No Dividends on Unvested Awards** – Dividends and dividend equivalent rights may never be paid on any unvested award under the Proposed A&R Plan.

- **Limit on Non-Employee Director Compensation** – The Proposed A&R Plan imposes an annual limit of $750,000 on the aggregate value of all compensation to any non-employee director for services on the Board, including awards granted under the Proposed A&R Plan and cash fees paid.

- **Fungible Share Ratio** – Under the Proposed A&R Plan, stock options and SARs count against the share reserve on a one-to-one basis, but full value awards, including PSUs, count against the share reserve as 1.08 shares for every one share subject to such awards.

- **Term and Exercise Price Limits on Options and SARs** – Stock options and SARs under the Proposed A&R Plan may not have a term of more than 10 years and must have an exercise price that is at least equal to the fair market value of the common stock on the date of grant.

- **Clawback Provision** – Awards granted under the Proposed A&R Plan are subject to any clawback policy that we maintain.

Summary of the Proposed A&R Plan

The following summary of the Proposed A&R Plan is qualified in its entirety by reference to the Proposed A&R Plan, a copy of which is attached as Appendix D to this Proxy Statement.

Awards under the Proposed A&R Plan

The Proposed A&R Plan provides for the grant to eligible employees, consultants, directors and other service providers of stock options, SARs, restricted shares, restricted stock units ("RSUs"), performance shares, performance units, dividend equivalents, and other stock-based awards (the "Awards").

Authorized Shares

The maximum number of shares of common stock available for issuance under the Proposed A&R Plan will be increased by 880,000 shares to a total of 4,893,062 shares (which includes shares issued under the 2010 Plan upon settlement or exercise of prior awards). The total number of stock options intended to be an incentive stock option ("ISO") under Section 422 of the Code will also be increased by 880,000 shares. Under the Proposed A&R Plan, each Award (other than stock options and SARs) will reduce the shares available under the Proposed A&R Plan by 1.08 shares.

Shares subject to Awards that are forfeited, canceled, terminated, exchanged or surrendered or settled in cash or otherwise terminated without a distribution of shares to the participant shall again be available under the Proposed A&R Plan (giving effect to the fungible share ratio applicable to such Awards). However, if any shares subject to an Award are not delivered to a participant because the Award is exercised through a reduction of shares subject to the Award (i.e., "net exercised") or shares are withheld or reacquired by the Company in satisfaction of the exercise price or tax withholding obligation of the Awards, such shares will not again become available for issuance under the Proposed A&R Plan.

The shares of Common Stock issuable over the term of the Proposed A&R Plan will be made available from authorized but unissued shares of Common Stock or treasury shares, including shares acquired by purchase in the open market or in private transactions.

Each option will have an exercise price per share of not less than 100% of the fair market value per share of Common Stock on the date of grant; provided, however, that ISOs granted to Participants possessing more than 10% of the combined voting power of all classes of stock of the Company must have an exercise price per share of not less than 110% of the fair market value per share of Common Stock on the date of grant.

Eligibility

Employees, consultants and other service providers of the Company and its subsidiaries and affiliates and members of the Board are eligible to receive Awards under the Proposed A&R Plan. As of March 31, 2025, approximately 13 employees (including three officers) and six non-employee members of the Board were eligible to participate in the 2010 Plan. Although the Company utilizes the services of a number of consultants and other service providers who are or would be eligible to be granted Awards under the Proposed A&R Plan from time to time, it has only sparsely granted awards to such individuals.

The Proposed A&R Plan provides that the maximum number of shares subject to stock awards that may be granted during any calendar year to any of our non-employee directors, taken together with any cash fees paid by the Company to such non-employee director during such calendar year, may not exceed $750,000 in total value (calculating the value of any such stock awards based on the grant date fair value of the stock awards for financial reporting purposes).

Plan Administration

The Proposed A&R Plan will be administered by our Compensation Committee, or such other Board committee or committees (or the entire Board) as may be designated by the Board, referred to herein collectively as the "LTIP Administrator." The LTIP Administrator determines which eligible employees, consultants and directors receive Awards, the types of Awards to be received and the amounts, terms and conditions thereof. The LTIP Administrator has authority to waive conditions relating to an Award or to accelerate vesting of Awards.

The LTIP Administrator may delegate to other members of the Board or to officers or managers of the Company or any subsidiary or affiliate the authority, subject to such terms as the LTIP Administrator shall determine, to perform administrative functions and, with respect to Awards granted to persons not subject to Section 16 of the Exchange Act, to perform such other functions as the LTIP Administrator may determine to the extent permitted under Rule 16b-3 and applicable law.

Except for certain anti-dilution adjustments, unless the approval of stockholders of the Company is obtained, options and SARs issued under the Long Term Incentive Plan will not be amended to lower their exercise price or exchanged for other options or SARs with lower exercise prices, options and SARs with an exercise price in excess of the fair market value of the underlying shares of Common Stock will not be exchanged for cash or other property, and no other action will be taken with respect to options or SARs that would be treated as a repricing under generally accepted accounting principles or the rules of the stock exchange on which the shares of Common Stock are listed.

Awards

ISOs intended to qualify for special tax treatment in accordance with the Code and nonqualified stock options not intended to qualify for special tax treatment under the Code may be granted for such number of shares of Common Stock as the LTIP Administrator determines. The LTIP Administrator will be authorized to set the terms relating to an option, including exercise price and the time and method of exercise. However, the exercise price of options will not be less than the fair market value of the shares of Common Stock on the date of grant, and the term will not be longer than 10 years from the date of grant of the options; however, ISOs granted to certain 10% stockholders will not have an exercise price that is less than 110% of the fair market value of the shares of Common Stock on the date of grant and the term will not exceed five years.

An SAR will entitle the holder thereof to receive, with respect to each share subject thereto, an amount equal to the excess of the fair market value of one share of Common Stock on the date of exercise over the exercise price of the SAR set by the LTIP Administrator as of the date of grant. However, the exercise price of the SARs will not be less than the fair market value of the shares of Common Stock on the date of grant, and the term will not be longer than 10 years from the date of grant of the SARs. Payment with respect to SARs may be made in cash or shares of Common Stock, as determined by the LTIP Administrator.

Awards of restricted shares will be subject to such restrictions on transferability and other restrictions, if any, as the LTIP Administrator may impose. Such restrictions will lapse under circumstances that the LTIP Administrator shall determine, including based upon a specified period of continued employment or upon the achievement of performance criteria referred to below. Except as otherwise determined by the LTIP Administrator, eligible employees granted restricted shares will have all of the rights of a stockholder, including the right to vote restricted shares and receive dividends thereon; however, any dividends will be subject to the same vesting conditions as the underlying restricted shares.

An RSU will entitle the holder thereof to receive shares of Common Stock or cash at the end of a specified deferral period. RSUs will also be subject to such restrictions as the LTIP Administrator may impose. Such restrictions will lapse under circumstances that the LTIP Administrator shall determine, including based upon a specified period of continued employment or upon the achievement of performance criteria referred to below.

Performance shares and performance units will provide for the future issuance of shares of Common Stock or payment of cash, respectively, to the recipient upon the attainment of performance objectives over specified performance periods. Performance objectives may vary from person to person and grant to grant and will be based upon such performance criteria as the LTIP Administrator may deem appropriate. The LTIP Administrator may revise performance objectives or adjust the Company's performance with respect to such performance objective if significant events occur during the performance period which the LTIP Administrator expects to have a substantial effect on such objectives.

The LTIP Administrator may also grant dividend equivalent rights and it is authorized, subject to limitations under applicable law, to grant such other Awards as may be denominated in, valued in, or otherwise based on, shares of Common Stock, as deemed by the LTIP Administrator to be consistent with the purposes of the Proposed A&R Plan. Any dividend equivalent rights (other than freestanding dividend equivalent rights) must be subject to the same vesting conditions as the underlying Award to which they relate.

Nontransferability

Unless otherwise set forth by the LTIP Administrator in an award agreement, Awards (except for vested shares) will generally not be transferable by the participant other than by will or the laws of descent and distribution and will be exercisable during the lifetime of the participant only by such participant or his or her guardian or legal representative.

Change in Control

In the event of a change in control (as defined in the Proposed A&R Plan), unless otherwise provided by the LTIP Administrator or as set forth in the applicable Award Agreement or in any other agreement, each outstanding Award shall either be assumed by the successor company or parent thereof or to be replaced with comparable awards with respect to capital stock of the successor company or parent thereof, such comparability to be determined by the Compensation Committee, or if an Award is not so assumed or replaced, then such outstanding Award shall become fully exercisable at the time of the change in control, and all restrictions or limitations (including risks of forfeiture and deferrals) on such outstanding Award shall lapse, and unless otherwise determined by the LTIP Committee, all performance criteria and other conditions to payment of such Award shall be deemed to be achieved or fulfilled at target (if applicable) and shall be waived by the Company at the time of the change in control.

Capital Structure Changes

If the LTIP Administrator determines that any dividend in shares, recapitalization, share split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, extraordinary distribution or other similar corporate transaction or event affects the shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of eligible participants under the Long Term Incentive Plan, then the LTIP Administrator shall make such equitable changes or adjustments as it deems appropriate, including adjustments to (i) the number and kind of shares that may thereafter be issued under the Proposed A&R Plan, (ii) the number and kind of shares, other securities or other consideration to be issued or become issuable in respect of outstanding Awards, and (iii) the exercise price, grant price or purchase price relating to any Award. Under such circumstances, the LTIP Administrator also has the authority to provide for a distribution of cash or property in respect of any Award.

Clawback Policy

Awards granted under the Proposed A&R Plan will be subject to recoupment in accordance with the Company's Incentive Compensation Recoupment Policy or any other clawback policy adopted by the Company. In addition, the LTIP Committee may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the LTIP Committee determines necessary or appropriate, including a reacquisition right in respect of previously acquired shares of Common Stock, the proceeds received from any sale of such shares of Common Stock or any other cash or property upon the occurrence of misconduct. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or be deemed a "constructive termination" (or any similar term) as such terms are used in any agreement between any participant and the Company.

Amendment and Termination

The Proposed A&R Plan may be amended, altered, suspended or terminated by the Board at any time, in whole or in part, without the consent of stockholders or plan participants. However, any amendment for which stockholder approval is required under the rules of any stock exchange or automated quotation system on which the shares of Common Stock may then be listed or quoted will not be effective until such stockholder approval has been obtained. In addition, no amendment, suspension or termination of the Proposed A&R Plan may materially and adversely affect the rights of a participant under any Award theretofore granted to him or her without the consent of the affected participant. The LTIP Administrator may waive any conditions or rights, amend any terms, or amend, suspend or terminate any Award granted, provided that, without participant consent, such amendment, suspension or termination may not materially and adversely affect the rights of such participant under any Award previously granted to him or her.

Effective Date and Term

The Proposed A&R Plan will be effective on May 21, 2025, subject to approval by the Company's stockholders. Unless earlier terminated or extended, the Proposed A&R Plan will expire on March 31, 2035, and no further awards may be granted thereunder after such date.

U.S. Federal Income Tax Consequences

The following is a summary of the federal income tax consequences of the Long Term Incentive Plan, based upon current provisions of the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, and does not address the consequences under any state, local or foreign tax laws. This information is not and should not be considered tax advice. The Company assumes no liability whatsoever for any taxes, fees, penalties, investment losses, or other damages incurred by participants in the Long Term Incentive Plan who rely on this information. Participants are strongly urged to consult with their tax advisors.

Stock Options

In general, the grant of an option will not be a taxable event to the recipient, and it will not result in a deduction to the Company. The tax consequences associated with the exercise of an option and the subsequent disposition of shares of Common Stock acquired on the exercise of such option depend on whether the option is a nonqualified stock option or an ISO.

Upon the exercise of a nonqualified stock option, the participant will recognize ordinary taxable income equal to the excess of the fair market value of the shares of Common Stock received upon exercise over the exercise price. The Company will generally be able to claim a deduction in an equivalent amount. Any gain or loss upon a subsequent sale or exchange of the shares of Common Stock will be capital gain or loss, long-term or short-term, depending on the holding period for the shares of Common Stock.

Generally, a participant will not recognize ordinary taxable income at the time of exercise of an ISO, although taxable income may arise at such time for alternative minimum tax purposes, and no deduction will be available to the Company, provided the option is exercised while the participant is an employee or within three months following termination of employment (longer, in the case of disability or death).

If shares of Common Stock acquired upon exercise of an ISO are sold or exchanged more than one year after the date of exercise and more than two years after the date of grant of the option, any gain or loss will be long-term capital gain or loss. If shares of Common Stock acquired upon exercise of an ISO are disposed of prior to the expiration of these one-year or two-year holding periods (a "Disqualifying Disposition"), the participant will recognize ordinary income at the time of disposition, and the Company will generally be entitled to a deduction in an amount equal to the excess of the fair market value of the shares of Common Stock at the date of exercise over the exercise price. Any additional gain will be treated as capital gain, long-term or short-term, depending on how long the shares of Common Stock have been held. Where shares of Common Stock are sold or exchanged in a Disqualifying Disposition (other than certain related party transactions) for an amount less than their fair market value at the date of exercise, any ordinary income recognized in connection with the Disqualifying Disposition will be limited to the amount of gain, if any, recognized in the sale or exchange, and any loss will be a long-term or short-term capital loss, depending on how long the shares of Common Stock have been held.

Restricted Shares

A participant who receives restricted shares of Common Stock will generally recognize ordinary income at the time that they "vest", i.e., when they are no longer subject to a substantial risk of forfeiture. The amount of ordinary income so recognized will generally be the fair market value of the shares of Common Stock at the time the shares of Common Stock vest, less the amount, if any, paid for the shares of Common Stock. This amount is generally deductible for federal income tax purposes by the Company. Dividends paid with respect to shares of Common Stock that are not vested will be ordinary compensation income to the participant (and generally deductible by the Company). Any gain or loss upon a subsequent sale or exchange of the shares of Common Stock, measured by the difference between the sale price and the fair market value on the date the shares of Common Stock vest, will be capital gain or loss, long-term or short-term, depending on the holding period for the shares of Common Stock. The holding period for this purpose will begin on the date following the date the shares of Common Stock vest.

In lieu of the treatment described above, a participant may elect immediate recognition of income under Section 83(b) of the Code. In such event, the participant will recognize as income the fair market value of the restricted shares at the time of grant (determined without regard to any restrictions other than restrictions which by their terms will never lapse), and the Company or a subsidiary that employs the participant will generally be entitled to a corresponding deduction. Dividends paid with respect to shares of Common Stock as to which a proper Section 83(b) election has been made will not be deductible to the Company. If a Section 83(b) election is made and the restricted shares are subsequently forfeited, the participant will not be entitled to any offsetting tax deduction.

SARs, RSUs and Other Awards

With respect to SARs, RSUs, performance shares, performance units, dividend equivalents and other Awards under the Proposed A&R Plan not described above, generally, when a participant receives payment with respect to any such Award, the amount of cash and the fair market value of any other property received will be ordinary income to such participant and will be allowed as a deduction for federal income tax purposes to the Company.

Payment of Withholding Taxes

The Company may withhold, or require a participant to remit to it, an amount sufficient to satisfy any federal, state, local or foreign withholding tax requirements associated with Awards under the Proposed A&R Plan.

Deductibility Limit on Compensation in Excess of $1 Million

Compensation of persons who are "covered employees" of the Company is subject to the tax deduction limits of Section 162(m) of the Code. The exemption from Section 162(m)'s deduction limit for performance-based compensation has been repealed, effective for taxable years beginning after December 31, 2017, such that compensation paid to our covered employees in excess of $1 million will not be deductible unless it qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017 and not modified in any material respect on or after such date.

New Plan Benefits

Awards granted under the Proposed A&R Plan to our executive officers and other employees are discretionary and are not subject to set benefits or amounts under the terms of the Proposed A&R Plan. Accordingly, the benefits or amounts that will be received by or allocated to our executive officers and other employees and non-employee directors under the Proposed A&R Plan are not determinable. See "Compensation of Executive Officers" and "Compensation of Directors" for information regarding equity awards granted to our NEOs and members of the Board during 2024.

Awards Granted Under the 2010 Plan

No awards made under the 2010 Plan prior to the date of the annual meeting of stockholders were granted subject to stockholder approval of the Proposed A&R Plan. Pursuant to SEC rules, the following table sets forth information with respect to Awards that have been granted under the 2010 Plan since the most recent amendment and restatement of the 2010 Plan in May 2023 to the groups named below as of March 31, 2025, with PSUs based on achievement of all performance goals. No associate of any director, executive officer or director nominee has received awards under the 2010 Plan, and no other person has received more than 5% of all awards under the 2010 Plan since the most recent amendment and restatement of the 2010 Plan in May 2023.

Name and Position	Stock Options Granted	Other Awards Granted
Owen Hughes, CEO	0	275,000
Thomas Burns, SVP, Finance & CFO	0	91,600
Bradley Sitko, CIO	0	30,200
All Current Executive Officers as a Group (3)	0	396,800
Jack L. Wyszomierski	10,967	6,070
Heather L. Franklin	20,730	0
Natasha Hernday	15,848	3,035
Barbara Kosacz	20,730	0
Joseph M. Limber	20,730	0
Matthew D. Perry	10,967	6,070
All Current Directors who are not Executive Officers as a Group (6)	99,972	15,175
All Current Employees, Including All Current Officers who are not Executive Officers, as a Group	13,500	336,800

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 5.

PROPOSAL 6—APPROVAL OF THE ADJOURNMENT OF THE ANNUAL MEETING, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES

General

We may ask stockholders to vote on a proposal to adjourn the annual meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the annual meeting to adopt any of the other proposals. In that event, stockholders will be asked to vote only upon this proposal and not on any other matter. If this proposal is approved, the Board may in its discretion, if necessary or appropriate, adjourn the annual meeting to use the additional time to solicit additional proxies in favor of any of the other proposals. Even if there are a sufficient number of votes at the time of the annual meeting to adopt one of the other proposals, the Board may in its discretion seek to, if necessary or appropriate, adjourn the annual meeting to solicit additional proxies for the proposal for which there are insufficient votes, and the Board may do so without adopting the proposal for which there are sufficient votes at the time of the annual meeting.

THE BOARD RECOMMENDS A VOTE IN FAVOR OF PROPOSAL 6.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding: (i) each stockholder or group of stockholders known by the Company to be the beneficial owner of more than 5% of the Company's issued and outstanding Common Stock, (ii) each of our directors and nominees, (iii) each of our NEOs and (iv) all of our current directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC, and thus represents voting or investment power with respect to our securities. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days after March 31, 2025. The percentages in the table below are based on an aggregate of 11,952,889 shares of Common Stock issued and outstanding as of March 31, 2025 (plus any shares that such person has the right to acquire within 60 days after the date of this table). Except as otherwise indicated in the footnotes, amounts are as of March 31, 2025 and, to our knowledge, each of the stockholders has sole voting and investment power with respect to all shares of Common Stock beneficially owned, subject to community property laws where applicable. The address for each director and executive officer listed in the table below is c/o XOMA Royalty Corporation, 2200 Powell Street, Suite 310, Emeryville, California 94608.

Name	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned (%)
5% Stockholders		
Entities affiliated with BVF Inc.[1]	2,983,026	25.0%
FMR LLC[2]	1,155,033	9.7%
Named Executive Officers and Directors:		
Bradley Sitko[3]	334,796	2.7%
Thomas M. Burns[4]	291,152	2.4%
Owen Hughes[5]	193,607	1.6%
Joseph M. Limber[6]	75,641	*
Matthew D. Perry[7]	71,456	*
Barbara A. Kosacz[8]	69,125	*
Jack L. Wyszomierski[9]	66,135	*
Heather L. Franklin[10]	47,008	*
Natasha Hernday[11]	43,196	*
All directors and current executive officers as a group as of the record date (9 persons)[12] . . .	1,192,116	9.1%

* Indicates less than 1%.

(1) Based on a Schedule 13D/A filed on January 28, 2025. Consists of (i) 1,450,165 shares held by Biotechnology Value Fund, L.P. ("BVF") and (ii) 1,532,861 shares held by Biotechnology Value Fund II, L.P. ("BVF2"). Excludes 5,003,000 shares issuable upon the conversion of 5,003 shares of Series X Preferred Stock, which are held by BVF, BVF2, Biotechnology Value Trading Fund OS, L.P. ("Trading Fund OS") and in certain partners managed accounts, the conversion of which is subject to a beneficial ownership limitation of 19.99% of the outstanding common stock. BVF I GP LLC ("BVF GP"), as the general partner of BVF, may be deemed to beneficially own the shares beneficially owned by BVF. BVF II GP LLC ("BVF2 GP"), as the general partner of BVF2, may be deemed to beneficially own the shares beneficially owned by BVF2. BVF Partners OS Ltd., as the general partner of Trading Fund OS, may be deemed to beneficially own the shares beneficially owned by Trading Fund OS. BVF GP Holdings LLC ("BVF GPH"), as the sole member of each of BVF GP and BVF2 GP, may be deemed to beneficially own the shares beneficially owned in the aggregate by BVF and BVF2. BVF Partners L.P. ("Partners"), as the investment manager of BVF and BVF2, may be deemed to beneficially own the shares beneficially owned in the aggregate by BVF and BVF2. BVF Inc., as the general partner of Partners, may be deemed to

beneficially own the shares beneficially owned by Partners. Mr. Lampert, as a director and officer of BVF Inc., may be deemed to beneficially own the shares beneficially owned by BVF Inc. BVF shares with BVF GP voting and dispositive power over the shares beneficially owned by BVF. BVF2 shares with BVF2 GP voting and dispositive power over the shares beneficially owned by BVF2. Each of BVF GP and BVF2 GP shares with BVF GPH voting and dispositive power over the shares each such entity beneficially owns. Partners, BVF Inc. and Mr. Lampert share voting and dispositive power over the shares they may be deemed to beneficially own with BVF, BVF GP, BVF2, BVF2 GP and BVF GPH. The business address of each person and entity listed above is 44 Montgomery St., 40th Floor, San Francisco, California 94104.

(2) Based on the Schedule 13G/A filed on February 9, 2024 by FMR LLC ("FMR") and Abigail P. Johnson, and consists of shares held by subsidiaries of FMR. Ms. Johnson is a director, the Chairman and Chief Executive Officer of FMR. Members of the Johnson family, including Ms. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing 49% of the voting power of FMR. The Johnson family group and all other Series B stockholders have entered into a stockholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the stockholder's voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. FMR and Ms. Johnson have the sole power to dispose or direct the disposition of 1,155,033 shares of Common Stock. The business address of each person and entity listed above is 245 Summer Street, Boston, Massachusetts 02210.

(3) Includes (i) 320,833 shares of Common Stock underlying options exercisable within 60 days of the date of this table, (ii) 829 shares of Common Stock that are held in an account under the Company's Deferred Savings Plan and (iii) 1,650 shares of Common Stock held by members of Mr. Sitko's family over which Mr. Sitko holds shared voting and dispositive power.

(4) Includes 269,750 shares of Common Stock underlying options exercisable within 60 days of the date of this table, and 6,130 shares of Common Stock that are held in an account under the Company's Deferred Savings Plan.

(5) Includes 158,333 shares of Common Stock underlying options exercisable within 60 days of the date of this table and 295 shares of Common Stock that are held in an account under the Company's Deferred Savings Plan.

(6) Includes 69,433 shares of Common Stock underlying options exercisable within 60 days of the date of this table.

(7) Includes 59,657 shares of Common Stock underlying options exercisable within 60 days of the date of this table.

(8) Includes 69,125 shares of Common Stock underlying options exercisable within 60 days of the date of this table.

(9) Includes 59,670 shares of Common Stock underlying options exercisable within 60 days of the date of this table.

(10) Includes 47,008 shares of Common Stock underlying options exercisable within 60 days of the date of this table.

(11) Includes 43,196 shares of Common Stock underlying options exercisable within 60 days of the date of this table.

(12) Includes (i) 1,097,005 shares of Common Stock underlying options exercisable within 60 days of the date of this table.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides certain information with respect to our equity compensation plans in effect as of December 31, 2024.

Name	Number of Securities to Be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by stockholders:	2,314,221[1]	$19.58[2]	298,814[3]
Equity compensation plans not approved by stockholders:	725,000[4]	$23.74[5]	—
Total	3,039,221	$20.83	298,814

(1) Includes outstanding stock options and PSUs, assuming all performance targets are achieved, granted under the 2010 Plan.

(2) Reflects the weighted-average exercise price of stock options granted under the 2010 Plan. PSUs reflected in column (a) are not included in this column as they do not have an exercise price.

(3) Includes (i) 86,827 shares of Common Stock available for issuance under our 2010 Plan and (ii) 211,987 shares of Common Stock available for issuance under our 2015 Employee Stock Purchase Plan, as amended.

(4) Includes outstanding stock options granted as inducement awards in compliance with Nasdaq Listing Rule 5635(c)(4).

(5) Reflects the weighted-average exercise price of stock options granted as inducement awards.

COMPENSATION OF EXECUTIVE OFFICERS

The primary objectives of our executive compensation program are to enable the Company to attract, motivate and retain outstanding individuals and to align their success with that of our stockholders through the creation of stockholder value. We attract and retain executives by providing an executive compensation package that is competitive with the companies with which we compete for talent. We seek to create alignment between executive compensation and the interests of our stockholders through a focus on short-term and long-term incentive compensation programs that tie each executive officer's pay to the Company's near-term and longer-term performance.

Summary Compensation Table

The following table sets forth certain summary information for the years indicated concerning the compensation earned by the Company's NEOs.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)[3]	All Other Compensation ($)[4]	Total ($)
Owen Hughes[5]	2024	$566,477	$ 89,375	$4,833,138	$ —	$336,488	$ 7,786	$5,833,264
CEO	2023	$125,000	$ —	$ —	$2,288,985	$ 68,750	$ —	$2,482,735
Thomas M. Burns	2024	$472,026	$ —	$ —	$ —	$186,923	$15,237	$ 674,186
SVP, Finance & CFO	2023	$453,871	$112,567	$1,509,645	$ —	$181,549	$11,250	$2,268,882
Bradley Sitko	2024	$520,000	$ —	$ —	$ —	$257,400	$11,500	$ 788,900
CIO	2023	$500,000	$110,000	$ 449,276	$7,243,870	$250,000	$ 7,083	$8,560,229

(1) The amount in this column for 2024 represents a sign-on bonus paid to Mr. Hughes in connection with his appointment as our permanent Chief Executive Officer.

(2) The amounts in this column represent the aggregate grant date fair value of PSUs, calculated in accordance with Financial Accounting Standards Board's Accounting Standards Codification ("FASB ASC") Topic 718, assuming achievement of all applicable performance targets. See Note 10 to the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 for information regarding assumptions underlying valuation of PSUs.

(3) Amounts in this column for 2024 represent the bonuses earned by the NEOs under the 2024 Cash Bonus Plan, as described in more detail under "Narrative to Summary Compensation Table—2024 Cash Bonus Plan" below.

(4) The amounts in this column reflect the fair value on the date of contribution of shares of common stock contributed by the Company to the NEO's account under the Deferred Savings Plan as matching contributions, as described in more detail under "Retirement Benefits," as follows: for Mr. Hughes, 295 shares; for Mr. Burns, 576 shares; and for Mr. Sitko, 435 shares.

(5) Mr. Hughes was appointed as permanent Chief Executive Officer on January 7, 2024.

Narrative to Summary Compensation Table

Process for Setting Compensation

Our Compensation Committee has primary responsibility for the implementation and oversight of our executive officer compensation. The Compensation Committee considers the recommendations of Mr. Hughes on the compensation for our executive officers (other than himself) but makes the final determinations regarding executive compensation decisions. Our Compensation Committee has retained the services of Compensia to assist in the development and design of our executive compensation program. In evaluating executive and director compensation in 2024, we utilized two peer groups of companies with similar revenues and market capitalizations—one peer group focused on a selection of drug development companies and one peer group focused on royalty and licensing companies. Compensia presented peer group and industry data with respect to base salaries, target annual bonuses and equity compensation.

Base Salary

Our Compensation Committee recognizes the importance of base salary as an element of compensation that helps to attract and retain our executive officers. We provide base salary as a fixed source of cash compensation to recognize each NEO's day-to-day responsibilities, which is designed to provide an appropriate and competitive base level of current cash income for the NEOs. In connection with the amendment and restatement of his employment agreement upon his appointment as permanent Chief Executive Officer, Mr. Hughes' base salary was established at $575,000. In February 2024, with retroactive effectiveness to January 1, 2024, our Compensation Committee increased the base salary of each of Messrs. Burns and Sitko by 4% to $472,026 and $520,000, respectively, in alignment with market practices and to bring base salaries closer to the median of our peer group. The base salaries for each NEO as of December 31, 2024 were as follows:

Name	2024 Base Salary ($)
Owen Hughes	$575,000
Thomas M. Burns	$472,026
Bradley Sitko	$520,000

2024 Cash Bonus Plan

In February 2024, the Board approved the 2024 Cash Bonus Plan for the 2024 fiscal year and approved target bonus opportunities for each NEO under the 2024 Cash Bonus Plan as follows:

Name and Principal Position	2024 Target Bonus (% of Base Salary)
Owen Hughes	60%
Thomas M. Burns	40%
Bradley Sitko	50%

Bonuses under the 2024 Cash Bonus Plan were based 100% upon the Company's achievement of the following corporate objectives: (a) total stockholder return, (b) execution of a transformation deal and (c) capital deployment, each established by the Board in February 2024. The bonuses earned by each NEO under the 2024 Cash Bonus Plan set forth in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table above were approved by our Compensation Committee based on achievement of the 2024 corporate objectives at 99% of target.

Equity Compensation

We believe that our ability to grant equity-based awards is a valuable and necessary compensation tool that aligns the long-term financial interests of our executive officers with the financial interests of our stockholders. In addition, we believe that our ability to grant equity-based awards helps us to attract, retain and motivate executive officers, and encourages them to devote their best efforts to our business and financial success.

2024 PSUs

In January 2024, in connection with his appointment as permanent Chief Executive Officer, Mr. Hughes was granted 275,000 PSUs under the 2010 Plan. Vesting of the PSUs requires satisfaction of both a performance requirement and a service-based requirement. The performance requirement is achieved with respect to the number of PSUs set forth in the table below when the volume-weighted average price of our common stock equals or exceeds the prices set forth below for any 30 consecutive calendar-day period (the "30-Day VWAP") prior to the earlier of May 18, 2026 or the Company's 2026 annual meeting of stockholders:

$30.00 Target	$35.00 Target	$40.00 Target	$45.00 Target
160,078	53,350	32,835	28,737

The service-based requirement vests as to one-third on the date the performance requirement is achieved, as to one-third on the later of May 18, 2025 or the date the performance requirement is achieved, and as to one-third on the later of May 18, 2026 or the date the performance requirement is achieved, in each case, subject to Mr. Hughes' continued employment. To the extent the performance requirement is not achieved by the earlier of May 18, 2026 or the Company's 2026 annual meeting of stockholders, the unearned PSUs will be forfeited.

Vesting of PSUs

In November 2024, upon achievement of a 30-day VWAP of $30, the performance goal with respect to 160,078 PSUs granted to Mr. Hughes during 2024 and 53,320 PSUs granted to Mr. Burns during 2023 was achieved, one-third of which vested on the date of such achievement. The remaining two-thirds remains subject to satisfaction of the service-based requirement through the second and third anniversaries of the applicable date of grant.

Outstanding Equity Awards as of December 31, 2024

The following table provides information as of December 31, 2024, regarding unexercised options held by each of our NEOs.

		Option Awards				Stock Awards			
Name	Date of Grant	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Owen Hughes	1/3/2023	100,000	—	$18.66	1/3/2033				
	1/3/2023[2]	47,917	27,083	$30.00	1/3/2033				
	1/8/2024[3]					106,718	$2,804,549	114,922	$3,020,150
Thomas M. Burns . . .	2/26/2015	1,537	—	$76.60	2/26/2025				
	4/3/2015	250	—	$70.00	4/3/2025				
	12/22/2016	24,000	—	$ 5.50	12/22/2026				
	2/10/2017	75,778	—	$ 4.03	2/10/2027				
	2/10/2017	15,500	—	$ 4.03	2/10/2027				
	2/10/2017	10,000	—	$ 4.03	2/10/2027				
	2/10/2017	10,000	—	$ 4.03	2/10/2027				
	2/10/2017	7,000	—	$ 4.03	2/10/2027				
	2/14/2018	25,000	—	$27.41	2/14/2028				
	2/13/2019	23,000	—	$14.33	2/13/2029				
	3/13/2020	22,000	—	$18.84	3/13/2030				
	2/17/2021	20,055		$38.93	2/17/2031				
	2/22/2022[2]	26,444	1,556	$20.22	2/22/2032				
	11/8/2022[4]	7,639	3,361	$18.03	11/8/2032				
	5/18/2023[3]					35,547	$ 934,175	38,280	$1,005,998
Bradley Sitko	1/3/2023[5]	143,750	156,250	$18.66	1/3/2033				
	1/3/2023[5]	119,792	130,208	$30.00	1/3/2033				
	5/18/2023[6]							30,200	$ 793,656

(1) Amounts in these columns reflect the value of outstanding PSUs as of December 31, 2024, based on a per share price of $26.28, the closing price of our common stock on December 31, 2024.

(2) These option awards vest in equal monthly installments over 36 months following the date of grant.

(3) The PSUs for which the stock price hurdle has been achieved vest in equal installments on May 18, 2025 and May 18, 2026. The remaining PSUs are eligible to become earned based on satisfaction of 30-Day VWAP hurdles of $35, $40, and $45 prior to the earlier of May 18, 2026 or the Company's 2026 annual meeting of stockholders, which earned PSUs vest as to one-third on the date the performance requirement is achieved, one-third on the later of May 18, 2025 or the date the performance requirement is achieved, and as to one-third on the later of May 18, 2026 or the date the performance requirement is achieved.

(4) One-third of the shares subject to the award vested on the first anniversary of the date of grant and the remaining shares vest monthly over the two years thereafter.

(5) One-fourth of the shares subject to the award vested on the first anniversary of the date of grant and the remaining shares vest monthly over the three years thereafter.

(6) The PSUs are eligible to become earned in equal tranches based on satisfaction of 30-Day VWAP hurdles of $35, $40, and $45 prior to the earlier of May 18, 2026 or the Company's 2026 annual meeting of stockholders, which earned PSUs vest as to one-third on the date the performance requirement is achieved, one-third on the later of May 18, 2025 or the date the performance requirement is achieved, and as to one-third on the later of May 18, 2026 or the date the performance requirement is achieved.

Retirement Benefits

We do not maintain and have not ever maintained a defined benefit pension plan or non-qualified deferred compensation plan. Each of our NEOs is eligible to participate in the Company's Deferred Savings Plan, a defined contribution retirement plan under Section 401(a) of the Internal Revenue Code of 1986, on the same basis as other eligible employees. Participants may make contributions to defer up to 80% of their eligible compensation (subject to applicable limits). The Company may, at its sole discretion, make matching contributions each plan year, in cash or in shares of common stock. In January 2025, the Company made matching contributions in shares of common stock equal to 50% of each participant's 2024 deferrals. Matching contributions vest on a straight-line at 25% per year of continuous service and a participant is 100% vested after four years of continuous service.

Employment Agreements and Change of Control Severance Arrangements

Owen Hughes Employment Agreement

In connection with his appointment as permanent Chief Executive Officer, we amended and restated Mr. Hughes' employment agreement (the "Hughes Agreement"). Under the 2024 Agreement, Mr. Hughes is eligible to receive an annual base salary of $575,000 and a target annual bonus equal to 60% of his annual base salary. In addition, the 2024 Agreement provided for the grant of 275,000 PSUs, as described above.

Under the 2024 Agreement, Mr. Hughes is eligible to receive severance benefits in the event of a termination by us without cause, a resignation by Mr. Hughes for good reason, or his death or disability, subject to his execution of a release of claims, as follows: (i) 1.0 times his base salary; (ii) any earned but unpaid bonus for the prior year; (iii) a pro-rata portion of his target bonus for the year of termination; (iv) subsidized continued health coverage for up to 12 months; and (v) except in the event of death or disability, 12 months of outplacement services not to exceed $15,000.

However, if the termination without cause or resignation for good reason occurs during the period beginning two months before and ending 12 months after a change in control of the Company, Mr. Hughes would instead be eligible to receive the following severance benefits: (i) 2.0 times his base salary; (ii) any earned but unpaid bonus for the prior year; (iii) 2.0 times his target bonus for the year of termination; (iv) subsidized continued health coverage for up to 24 months; (v) accelerated vesting of 100% of outstanding time-based equity awards, with the post-termination exercise period of any stock options extended for 60 months (or through the remainder of the original maximum term); (vi) accelerated vesting of a pro-rated portion of outstanding performance-based awards, based on actual performance through the date of such termination; and (vii) 12 months of outplacement services not to exceed $15,000.

Thomas M. Burns Employment Agreement

On August 7, 2017, the Company entered into an amended and restated employment agreement with Mr. Burns, which was subsequently amended on April 4, 2022 and November 1, 2022. Under the employment agreement, upon a termination of Mr. Burns' employment by the Company without cause, due to his death or permanent disability, or upon his resignation for good reason, in each case subject to execution or a release of claims, Mr. Burns will be entitled to: (i) a severance payment equal to 75% of his base salary; (ii) a severance payment equal to the pro-rated portion of his target bonus for the year of termination; (iii) payment of any earned but unpaid bonus for the prior performance period; (iv) if elected, the full cost of continuation coverage under the Company's group health plans for up to nine months; and (v) outplacement services for nine months not to exceed $15,000 in value. Pursuant to his employment agreement, all payments and benefits to Mr. Burns thereunder are subject to his compliance with the confidentiality and non-competition provisions thereof. Under the amendments to his employment agreement, Mr. Burns was deemed "retirement eligible" for purposes of his equity awards under the terms of his equity award agreements.

Thomas M. Burns Change of Control Severance Agreement

Mr. Burns has also entered into a change of control severance agreement with the Company, which provides for severance benefits (in lieu of those described under his employment agreement) if his employment is terminated by the Company without cause or if he resigns with good reason, in either case, within two months prior to signing an agreement for a change of control or within 12 months after a change of control. Subject to execution of a release of claims, these severance payments and benefits include: (i) accelerated vesting of 100% of outstanding time-based equity awards, with the post-termination exercise period of any stock options extended for 60 months (or through the remainder of the original maximum term); (ii) accelerated vesting of a pro-rated portion of outstanding performance-based awards, based on actual performance through the date of such termination; (iii) a severance payment equal to 1.5x his base salary and 1.5x his target bonus for the year of termination; (iv) if elected, the full cost of continuation coverage under the Company's group health plans for up to 18 months; and (v) outplacement services for 12 months, not to exceed $15,000 in value. The agreement also includes a "better after-tax" provision, pursuant to which payments to Mr. Burns are either reduced or paid in full, whichever results in a greater economic benefit to the executive officer (after calculation of all taxes, including any excise taxes, on such payments).

Under the change of control severance agreement, a "change of control" is generally defined as the occurrence of any of the following events: (i) a merger, amalgamation or acquisition in which the Company is not the surviving or continuing entity, except for a transaction the principal purpose of which is to change the jurisdiction of the Company's organization; (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company; (iii) any other reorganization or business combination in which 50% or more of the Company's outstanding voting securities are transferred to different holders in a single transaction or series of related transactions; (iv) any approval by the stockholders of the Company of a plan of complete liquidation of the Company; (v) any person becoming the "beneficial owner," directly or indirectly, of securities of the Company representing more than 50% of the total voting power represented by the Company's then-outstanding voting securities; or (vi) a change in the composition of the Board, as a result of which fewer than a majority of the directors are incumbent directors.

Bradley Sitko Employment Agreement

In connection with his appointment as Chief Investment Officer, we entered into an employment agreement with Mr. Sitko, pursuant to which he was eligible to receive an annual base salary of $500,000, a target annual bonus equal to 50% of his base salary, and a $110,000 signing bonus. The signing bonus was subject to repayment if Mr. Sitko resigned without good reason or was terminated for cause prior to January 3, 2024. In addition, the employment agreement provided for the grant of inducement stock options, as described in more detail above.

Under his employment agreement, Mr. Sitko is eligible to receive severance benefits in the event of a termination by us without cause, a resignation by Mr. Sitko for good reason, or his death or disability, subject to his execution of a release of claims, as follows: (i) 1.0 times his base salary; (ii) a pro-rata portion of his target bonus for the year of termination; (iii) any earned but unpaid bonus for the prior year; (iv) subsidized continued health coverage for up to 12 months; and (v) except in the event of death or disability, 12 months of outplacement services, not to exceed $15,000.

However, if the termination without cause or resignation for good reason occurs during the period beginning two months before and ending 12 months after a change in control of the Company, Mr. Sitko would instead be eligible to receive the following severance benefits: (i) 1.5 times his base salary; (ii) 1.5 times his target bonus for the year of termination; (iii) any earned but unpaid bonus for the prior year; (iv) subsidized continued health coverage for up to 18 months; (v) accelerated vesting of 100% of outstanding time-based equity awards, with the post-termination exercise period of any stock options extended for 60 months (or through the remainder of the original maximum term); (vi) accelerated vesting of a pro-rated portion of outstanding performance-based awards, based on actual performance through the date of such termination; and (vii) 12 months of outplacement services, not to exceed $15,000.

Incentive Compensation Recoupment Policy

We maintain an Incentive Compensation Recoupment (Clawback) Policy, which is intended to comply with the requirements of Nasdaq Listing Standard 5608 implementing Rule 10D-1 under the Exchange Act. In the event the Company is required to prepare an accounting restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will recover, on a reasonably prompt basis, the excess incentive-based compensation received by any covered officer during the prior three fiscal years that exceeds the amount that the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements.

Equity Grant Timing

Because we do not grant equity awards to our NEOs or other employees on a regular basis, our Compensation Committee considers and approves grants from time to time based on business needs. In addition, employees, including the NEOs, are eligible to purchase shares under the ESPP through payroll contributions on preset purchase dates in November and May of each year. During 2024, our Compensation Committee did not take material nonpublic information into account when determining the timing and terms of equity awards and did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

PAY VERSUS PERFORMANCE

Pay Versus Performance Table

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company. This disclosure is intended to comply with the requirements of Item 402(v) of Regulation S-K applicable to "smaller reporting companies." For further information concerning the Company's compensation philosophy and how the Company seeks to align executive compensation with the Company's performance, refer to "Compensation of Executive Officers" above.

Year (a)	Summary Compensation Table Total for PEO[1] ($) (b)	Compensation Actually Paid to PEO[2] ($) (c)	Average Summary Compensation Table Total for Non-PEO NEOs[3] ($) (d)	Average Compensation Actually Paid to Non- PEO NEOs[2] ($) (e)	Value of Initial Fixed $100 Investment Based on Total Stockholder Return[4] ($) (f)	Net (Loss) Income[5] ($ in millions) (g)
2024	$5,833,264	$6,378,561	$ 731,543	$2,645,142	$126.04	$(13.8)
2023	$2,482,735	$2,072,442	$5,414,556	$4,425,847	$ 88.73	$(40.8)
2022	$2,344,168	$2,344,168	$1,008,038	$ 955,627	$ 88.25	$(17.1)

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Hughes (our current Chief Executive Officer and PEO) for 2024 and 2023, and for James Neal (our former Chief Executive Officer and PEO) for 2022, for each corresponding year in the "Total" column of the Summary Compensation Table included herein and in our proxy statement for the 2024 and 2023 annual meetings. Refer to "Compensation of Executive Officers—Summary Compensation Table."

(2) The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Hughes (for 2024 and 2023) and Mr. Neal (for 2022) as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned by or paid to Mr. Hughes (for 2024 and 2023) and Mr. Neal (for 2022) during the applicable year.

The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Hughes (for 2024 and 2023) and Mr. Neal (for 2022)), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Hughes (for 2024 and 2023) and Mr. Neal (for 2022)) during the applicable year.

In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to determine the compensation actually paid for 2024:

	Summary Compensation Table Total ($)	Reported Value of Equity Awards[a] ($)	Year-End Fair Value of Outstanding and Unvested Equity Awards Granted in the Year ($)	Year-Over-Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted- in a Prior Year[b] ($)	Change in Fair Value from Prior Year End to Vesting Date of Equity Awards Granted in a Prior Year That Vest in the Year[b] ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Compensation Actually Paid ($)
PEO	$5,833,264	$(4,833,138)	$3,404,542	$ 158,215	$152,980	$1,662,698	$6,378,561
Average Other NEOs	$ 731,543	—	—	$1,188,582	$725,017	—	$2,645,142

(a) The grant date fair value of equity awards represents the total of the amounts reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year.

(b) Includes the value of equity awards treated as vested in prior years to better reflect the revised guidance from the SEC related to treatment of equity awards upon an executive's retirement eligibility, with appropriate adjustments to capture the change in value of such awards.

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's NEOs as a group (excluding Mr. Hughes (for 2024 and 2023) and Mr. Neal (for 2022), each of whom served as our CEO during the applicable period) in the "Total" column of the Summary Compensation Table in each applicable year. For 2024 and 2023, this includes Mr. Burns and Mr. Sitko. For 2022, Mr. Burns was the sole NEO (excluding Mr. Neal) included for purposes of calculating the average amounts in the applicable year.

(4) Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period. The beginning of the measurement period for each year reported is December 31, 2021.

(5) The dollar amounts reported represent the amount of net loss reflected in the Company's audited financial statements for the applicable year.

Narrative to Pay Versus Performance Table

Analysis of the Information Presented in the Pay Versus Performance Table

As described in more detail above in "Compensation of Executive Officers," the Company's executive compensation program reflects a performance-driven compensation philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, those Company measures are not financial performance measures and are therefore not presented in the Pay Versus Performance table. Moreover, the Company generally seeks to incentivize long-term performance and therefore does not specifically align the Company's performance measures with "compensation actually paid" (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, the Company is providing the following descriptions of the relationships between information presented in the Pay Versus Performance table.

Compensation Actually Paid and Net Income (Loss)

As a biotech royalty aggregator, our revenue is comprised of licensing fees, milestone payments and royalties from our legacy discovery and development business and future milestone payments and royalties from our royalty aggregator business. Consequently, we did not use net income (loss) as a performance measure in our executive compensation program. Moreover, because the generation of revenues related to licensing fees, milestone payments and royalties is dependent on the achievement of milestones or product sales by our partners, we do not believe there is any meaningful relationship between our net income and compensation actually paid to our NEOs during the periods presented.

Compensation Actually Paid and Cumulative TSR

The chart below shows the relationship between the compensation actually paid to our PEO and the average compensation actually paid to our non-PEO NEOs, on the one hand, to the Company's cumulative TSR over the three years presented in the table, on the other.



All information provided above under the "Pay Versus Performance" heading will not be deemed to be incorporated by reference in any filing of the Company under the Securities Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

COMPENSATION OF DIRECTORS

Our director compensation program is designed to attract and retain non-employee directors while aligning the interests of our non-employee directors with those of our stockholders. Our Compensation Committee, in consultation with Compensia, evaluates our director compensation policy on an annual basis in consideration of the director compensation programs at the companies in our peer group.

Director Compensation Policy

During 2024, each non-employee director was entitled to receive an annual retainer of $40,000, plus an additional (i) $20,000, in the case of the Chair of the Audit Committee, (ii) $10,000, in the case of any other member of the Audit Committee, (iii) $15,000, in the case of the Chair of the Compensation Committee and, effective May 15, 2024, the Chair of the Transaction Committee, (iv) $7,500, in the case of any other member of the Compensation Committee and, effective May 15, 2024, any other members of the Transaction Committee, (v) $12,000, in the case of the Chair of the Nominating & Governance Committee, (vi) $6,000, in the case of any other member of the Nominating & Governance Committee and (vii) $40,000, in the case of the Chairman of the Board or Lead Independent Director. The Company's directors do not receive meeting fees.

Each non-employee director whose service continues following the annual meeting is entitled to receive an annual equity grant valued at $150,000. The non-employee director may elect to have the equity grant delivered as options vesting monthly over one year, RSUs that vest in full after one year, or a 50% split between the two. Each new non-employee director is entitled to receive an initial option grant valued at $250,000 that vests monthly over three years and a pro-rata portion of the annual option grant that vests monthly from grant date until the next annual grant.

The 2010 Plan limits director compensation, including cash fees and the grant date fair value of any stock awards, to $750,000 for each calendar year.

Director Compensation Table

The table below sets forth the 2024 compensation for non-employee directors who served at any time during 2024. Directors who are employees of the Company receive no additional compensation for services as members of the Board.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Total
Heather L. Franklin	$55,000	$ —	$149,559	$204,559
Natasha Hernday	$66,588	$ 74,995	$ 74,772	$216,355
Barbara Kosacz	$50,725	$ —	$149,559	$200,284
Joseph M. Limber	$65,160	$ —	$149,559	$214,719
Matthew D. Perry	$56,950	$149,990	$ —	$206,940
Jack L. Wyszomierski	$97,363	$149,990	$ —	$247,353

(1) The amounts in this column represent the aggregate grant date fair value for RSUs computed in accordance with FASB ASC Topic 718. See Note 10 to the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 for information regarding assumptions underlying valuation of equity awards. Pursuant to the director compensation policy, Ms. Hernday elected to receive 50% of her annual equity grant as RSUs and Messrs. Perry and Wyszomierski elected to receive 100% of their annual equity grants as RSUs. As of December 31, 2024, the aggregate RSUs outstanding for each non-employee director were as follows: Ms. Franklin: 0, Ms. Hernday: 3,035, Ms. Kosacz: 0, Mr. Limber: 0, Mr. Perry: 6,070 and Mr. Wyszomierski: 6,070.

(2)   The amounts in this column represent the aggregate grant date fair value for option awards computed in accordance with FASB ASC Topic 718. See Note 10 to the consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 for information regarding assumptions underlying valuation of equity awards. Pursuant to the director compensation policy, Ms. Hernday elected to receive 50% of her annual equity grant as stock options and Mss. Franklin and Kosacz and Mr. Limber elected to receive 100% of their annual equity grants as stock options. As of December 31, 2024, the aggregate number of options outstanding for each non-employee director were as follows: Ms. Franklin: 47,008, Ms. Hernday: 43,196, Ms. Kosacz: 69,125, Mr. Limber: 69,433, Mr. Perry: 59,657 and Mr. Wyszomierski: 59,670.

TRANSACTIONS WITH RELATED PERSONS

Except as disclosed below, there were no reportable transactions with related persons during fiscal years 2024 or 2023. We or a subsidiary may occasionally enter into transactions with certain related persons, such as executive officers, directors or nominees for directors, their immediate family members or beneficial owners of more than 5% of our outstanding Common Stock, in which the related party has a direct or indirect material interest. Each such transaction is subject to review and pre-approval by the Audit Committee.

Indemnification Agreements

We have entered into agreements to indemnify our directors and executive officers. These agreements, among other things, require us to indemnify these individuals for certain expenses (including attorneys' fees), judgments, fines and settlement amounts reasonably incurred by such person in any action or proceeding, including any action by or in our right, on account of any services undertaken by such person on behalf of the Company or that person's status as a member of our Board or as an officer, as applicable, to the maximum extent allowed under Delaware law.

Procedures for Approval of Related Party Transactions

Our Board reviews the relationships that each director has with the Company and shall endeavor to have a majority of directors that are "independent directors" as defined by the SEC and Nasdaq rules; the Board also reviews the relationships that each officer has with the Company. As part of the review process, the Company distributes and collects questionnaires that solicit information about any direct or indirect transactions with the Company from each of our directors and officers and legal counsel reviews the responses to these questionnaires and reports any related party transactions to the Audit Committee. We may enter into arrangements in the ordinary course of our business that involve the Company's receiving or providing goods or services on a non-exclusive basis and at arm's length negotiated rates or in accordance with regulated price schedules with corporations and other organizations in which a Company director, executive officer or nominee for director may also be a director, trustee or investor, or has some other direct or indirect relationship.

Our Code of Ethics requires all directors, officers and employees to avoid any situation that involves an actual or potential conflict of interest with the Company's objectives and best interests. Employees are encouraged to direct any questions regarding conflicts of interest to the Company's Chief Financial Officer or legal department. All related party transactions involving the Company's directors or executive officers or members of their immediate families must be reviewed and approved in writing in advance by the Audit Committee.

HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for annual meeting materials with respect to two or more stockholders sharing the same address by delivering a single copy of the annual meeting materials addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are XOMA stockholders will be "householding" the Company's proxy materials. A single copy of the proxy statement and Annual Report on Form 10-K will be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you revoke your consent to "householding." If you received a "householding" mailing this year and would like to have additional copies of the proxy materials mailed to you, please send a written request to the Company's Secretary at 2200 Powell Street, Suite 310, Emeryville, California 94608, Attention: Secretary or your telephonic request to (510) 204-7276, and we will promptly deliver the proxy materials to you. Stockholders who currently receive multiple copies of the proxy materials and would prefer to receive a single copy in the future, or if you would like to opt out of "householding" for future mailings, please contact your broker.

OTHER MATTERS

The Board does not know of any other matters to be presented at this annual meeting other than those set forth in this proxy statement and in the notice accompanying this proxy statement. If other matters should properly come before the meeting, it is the intention of the proxy holders to vote on such matters in accordance with their best judgment.

It is important that your shares of Common Stock be represented at the meeting, regardless of the number of shares of Common Stock you hold. You are, therefore, urged to promptly vote your proxy by accessing the internet, by completing, signing and returning the proxy card that is provided or by calling the toll-free telephone number.

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2024, as filed with the SEC, is available without charge upon written request to: Secretary, XOMA Royalty Corporation, 2200 Powell Street, Suite 310, Emeryville, California 94608.

STOCKHOLDER PROPOSALS AND OTHER COMMUNICATIONS

A stockholder who intends to submit a proposal for inclusion in the proxy statement for the 2026 annual meeting of stockholders must submit such proposal to the Company by mail addressed to the Company's principal office at 2200 Powell Street, Suite 310, Emeryville, California 94608, Attention: Secretary. Such proposal must be received by us as of the close of business (6:00 p.m. Pacific Time) on December 16, 2025 and must comply with all applicable requirements of Rule 14a-8 promulgated under the Exchange Act. The submission of a stockholder proposal does not guarantee that it will be included in the proxy statement.

A stockholder who intends to make a nomination for director election or submit a proposal for other business (other than pursuant to Rule 14a-8 of the Exchange Act) for consideration at the annual meeting of stockholders to be held in 2026, must do so in writing by following the above instructions, which must be received by the Company not earlier than January 30, 2026 and not later than the close of business (6:00 p.m. Pacific Time) on March 1, 2026. In addition, stockholders who intend to solicit proxies in support of director nominees other than our nominees must also comply with the additional requirements of Rule 14a-19, including providing the notice required under Rule 14a-19 to our Secretary in writing not later than the close of business (6:00 p.m. Pacific Time) on March 23, 2026. We advise you to review our bylaws, which contain additional requirements regarding the advance notice of stockholder proposals and director nominations, including the different notice deadlines in the event our annual meeting for 2026 is held more than 30 days before or 60 days after May 21, 2026. Any such director nomination or stockholder proposal must be a proper matter for stockholder action and must comply with the terms and conditions set forth in our bylaws. If a stockholder fails to meet these deadlines and fails to satisfy the requirements of Rule 14a-4 of the Exchange Act, we may exercise discretionary voting authority under proxies we solicit to vote on any such proposal as we determine appropriate. We reserve the right to reject, rule out of order or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements. The section titled "Nominating & Governance Committee" in this proxy statement provides additional information on the director nomination process.

For all other stockholder communications with the Board or a particular director, a stockholder may send a letter to the Company's principal office at 2200 Powell Street, Suite 310, Emeryville, California 94608, Attention: Secretary. The mailing envelope must contain a clear notation indicating that the enclosed letter is a "Stockholder-Board Communication" or "Stockholder-Director Communication." The letter must identify the author as a stockholder and clearly state whether the intended recipients are all members of the Board or just a certain specified individual director or directors. These communications will be compiled and reviewed by our Secretary, who will determine whether the communication is appropriate for presentation to the Board or the particular director. The purpose of this screening is to allow the Board to avoid having to consider irrelevant or inappropriate communications (such as advertisements, solicitations and hostile communications).

By Order of the Board,

Thomas M. Burns
Senior Vice President, Finance and
Chief Financial Officer

April 15, 2025
Emeryville, California

APPENDIX A: PLAN OF CONVERSION

NEVADA PLAN OF CONVERSION

This Plan of Conversion (this "**Plan**") is adopted as of   , 2025 and sets forth certain terms of the conversion of XOMA Royalty Corporation, a Delaware corporation (the "**Delaware Corporation**"), to a Nevada corporation (the "**Nevada Corporation**"), pursuant to the terms of the General Corporation Law of the State of Delaware (as amended, the "**DGCL**") and Chapters 78 and 92A of the Nevada Revised Statutes (as amended, the "**NRS**").

RECITALS:

A. The Delaware Corporation was incorporated on December 31, 2011.

B. Upon the terms and subject to the conditions set forth in this Plan, and in accordance with Section 266 of the DGCL and NRS 92A.195, the Delaware Corporation will be converted to a Nevada Corporation.

C. The Board of Directors of the Delaware Corporation (the "**Board**") has unanimously (i) determined that the Conversion (as defined below) is advisable and in the best interests of the Delaware Corporation and its stockholders and recommended the approval of the Conversion by the stockholders of the Delaware Corporation and (ii) approved and adopted this Plan, the Conversion, and the other documents and transactions contemplated by this Plan, including the Articles of Incorporation and the Bylaws of the Nevada Corporation, the Delaware Certificate of Conversion and the Nevada Articles of Conversion (as each is defined below).

D. The stockholders of the Delaware Corporation have approved and adopted this Plan, the Conversion, and the other documents and transactions contemplated by this Plan, including the Articles of Incorporation and the Bylaws of the Nevada Corporation, the Delaware Certificate of Conversion and the Nevada Articles of Conversion.

E. In connection with the Conversion, at the Effective Time (as hereinafter defined), each share of Common Stock, par value $0.0075 per share (the "**Delaware Common Stock**"), and each share of 8.625% Series A Cumulative Perpetual Preferred Stock, par value $0.05 (the "**Delaware Series A Preferred Stock**"), each share of 8.375% Series B Cumulative Perpetual Preferred Stock, par value $0.05 (the "**Delaware Series B Preferred Stock**"), and each share of Series X Convertible Preferred Stock (the "**Delaware Series X Preferred Stock**", and together with the Delaware Series A Preferred Stock and the Delaware Series B Preferred Stock, the "**Delaware Preferred Stock**") of the Delaware Corporation issued and outstanding immediately prior to the Effective Time shall be converted into one share of Common Stock, par value $0.0075 per share (the "**Nevada Common Stock**"), one share of 8.625% Series A Cumulative Perpetual Preferred Stock, par value $0.05 (the "**Nevada Series A Preferred Stock**"), one share of 8.375% Series B Cumulative Perpetual Preferred Stock, par value $0.05 (the "**Nevada Series B Preferred Stock**") and one share of Series X Convertible Preferred Stock (the "**Nevada Series X Preferred Stock**", and together with the Nevada Series A Preferred Stock and the Nevada Series B Preferred Stock, the "**Nevada Preferred Stock**") of the Nevada Corporation, respectively.

F. The mode of carrying out the Conversion into effect shall be as described in this Plan.

ARTICLE I

THE CONVERSION

1.1 **Conversion**. At the Effective Time, the Delaware Corporation will be converted to the Nevada Corporation, pursuant to, and in accordance with, Section 266 of the DGCL and NRS 92A.195 (the

"*Conversion*"), whereupon the Delaware Corporation will continue its existence in the organizational form of the Nevada Corporation, which will be subject to the laws of the State of Nevada. The Board and the stockholders of the Delaware Corporation have approved and adopted this Plan, the Conversion, and the other documents and transactions contemplated by this Plan, including the Articles of Incorporation and Bylaws of the Nevada Corporation, the Delaware Certificate of Conversion and the Nevada Articles of Conversion.

1.2 **Certificate of Conversion**. The Delaware Corporation shall file a certificate of conversion in the form attached hereto as Exhibit A (the "*Delaware Certificate of Conversion*") with the Secretary of State of the State of Delaware (the "*Delaware Secretary of State*") and shall file articles of conversion in the form attached hereto as Exhibit B (the "*Nevada Articles of Conversion*") and articles of incorporation (including certificates of designation of the Nevada Preferred Stock) in the form attached hereto as Exhibit C (the "*Nevada Articles of Incorporation*") with the Secretary of State of the State of Nevada (the "*Nevada Secretary of State*") and the Delaware Corporation or the Nevada Corporation, as applicable, shall make all other filings or recordings required by the DGCL or the NRS in connection with the Conversion.

1.3 **Effective Time**. The Conversion will become effective upon the filing of the Delaware Certificate of Conversion with the Delaware Secretary of State and the Nevada Articles of Conversion and Nevada Articles of Incorporation with the Nevada Secretary of State or at a such later time as specified in the Delaware Certificate of Conversion and the Nevada Articles of Conversion (the "*Effective Time*").

ARTICLE II

ORGANIZATION

2.1 **Nevada Governing Documents**. At the Effective Time, the Nevada Articles of Incorporation (including the certificates of designation for the Nevada Preferred Stock) and the Bylaws of the Nevada Corporation in the form attached hereto as Exhibit D (together with the Nevada Articles of Incorporation, the "*Nevada Governing Documents*"), shall govern the Nevada Corporation until amended and/or restated in accordance with the Nevada Governing Documents and applicable law.

2.2 **Directors and Officers**. From and after the Effective Time, by virtue of the Conversion and without any further action on the part of the Delaware Corporation or its stockholders, the members of the Board and the officers of the Delaware Corporation holding their respective offices in the Delaware Corporation immediately prior to the Effective Time shall continue in their respective offices as members of the Board and officers of the Nevada Corporation.

ARTICLE III

EFFECT OF THE CONVERSION

3.1 **Effect of Conversion**. At the Effective Time, the effect of the Conversion will be as provided by this Plan and by the applicable provisions of the DGCL and the NRS. Without limitation of the foregoing, for all purposes of the laws of the State of Delaware and Nevada, all of the rights, privileges, and powers of the Delaware Corporation, and all property, real, personal, and mixed, and all debts due to the Delaware Corporation, as well as all other things and causes of action belonging to the Delaware Corporation, shall remain vested in the Nevada Corporation and shall be the property of the Nevada Corporation, and all debts, liabilities, and duties of the Delaware Corporation shall remain attached to the Nevada Corporation, and may be enforced against the Nevada Corporation to the same extent as if said debts, liabilities, and duties had originally been incurred or contracted by the Nevada Corporation.

3.2 **Conversion of Shares**. At the Effective Time, by virtue of the Conversion and without any further action by the Delaware Corporation or the stockholders, (i) each share of Delaware Common Stock issued and outstanding immediately before the Effective Time shall be converted into one share of Nevada Common Stock, and all options, warrants or other entitlement to receive a share of Delaware Common Stock shall automatically be converted into an option, warrant or other entitlement to receive a share of Nevada Common Stock and (ii) each share of a series of Delaware Preferred Stock issued and outstanding immediately before the Effective Time shall be converted into one share of the corresponding series of Nevada Preferred Stock and all options, warrants or other entitlement to receive a share of any series of Delaware Preferred Stock shall automatically be converted into an option, warrant or other entitlement to receive a share of the corresponding series of Nevada Preferred Stock. All shares of Delaware Common Stock that are reserved for issuance pursuant to the terms of any preferred stock, stock option plan, warrants or other entitlement, or otherwise, will continue to be reserved as such by the Nevada Corporation under the same terms and conditions.

ARTICLE IV

MISCELLANEOUS

4.1 **Abandonment or Amendment**. At any time prior to the filing of the Certificate of Conversion with the Delaware Secretary of State, the Delaware Corporation may abandon the proposed Conversion and terminate this Plan to the extent permitted by law or may amend this Plan.

4.2 **Captions**. The captions in this Plan are for convenience only and shall not be considered a part, or to affect the construction or interpretation, of any provision of this Plan.

4.3 **Tax Reporting**. The Conversion is intended to be a "reorganization" for purposes of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "*Code*"), and this Plan of Conversion is hereby adopted as a "plan of reorganization" for purposes of the Section 368(a)(1)(F) of the Code.

4.4 **Governing Law**. This Plan shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware.

IN WITNESS WHEREOF, this Plan has been executed on behalf of the Delaware Corporation by its officer thereunto duly authorized, as of the date first set forth above.

XOMA ROYALTY CORPORATION

By: _____

Name: _____

Title: _____

EXHIBIT A
TO PLAN OF CONVERSION

DELAWARE CERTIFICATE OF CONVERSION

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A DELAWARE CORPORATION
TO A NON-DELAWARE ENTITY
PURSUANT TO SECTION 266 OF
THE DELAWARE GENERAL CORPORATION LAW

1.   The name of the Delaware corporation is <u>XOMA ROYALTY CORPORATION</u>
     <u>   </u>.
     (If changed, the name under which it's Certificate of Incorporation was originally
     filed: <u>XOMA CORPORATION   </u>)

2.   The date of filing of its original Certificate of Incorporation with the Delaware
     Secretary of State is <u>December 23, 2011   </u>.

3.   The jurisdiction to which the corporation shall convert is *(list jurisdiction)*
     <u>Nevada   </u> and the name under which the entity shall be known is
     <u>XOMA Royalty Corporation   </u>.

4.   The conversion has been approved in accordance with Section 266 of the Delaware General Corporation
     Law.

5.   The corporation agrees that it may be served with process in the State of Delaware in any action, suit or
     proceeding for enforcement of any obligation of the corporation arising while it was a corporation of the
     State of Delaware, as well as for enforcement of any obligation of such other entity arising from the
     conversion, including any suit or other proceeding to enforce the right of any stockholders as determined in
     appraisal proceedings pursuant to Section 262 of Title 8, and irrevocably appoints the Secretary of State of
     Delaware as its agent to accept service of process in any such action, suit or proceeding.

6.   The address to which a copy of the process shall be mailed by the Secretary of
     State is <u>2200 Powell Street, Suite 310, Emeryville, California   </u>.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the
<u>   </u> day of <u>   </u>, A.D. <u>2025   </u>.

                                        By: <u>   </u>
                                                        Authorized Officer

                                        Name: <u>   </u>
                                                        Print or Type

EXHIBIT B
TO PLAN OF CONVERSION

NEVADA ARTICLES OF CONVERSION



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
        www.nvsilverflume.gov   **ABOVE SPACE IS FOR OFFICE USE ONLY**

Articles of Conversion/Exchange/Merger
NRS 92A.200 and 92A.205
This filing completes the following: ☒ Conversion ☐ Exchange ☐ Merger

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity Information: (Constituent, Acquired or Merging)	Entity Name: XOMA Royalty Corporation Jurisdiction: Delaware Entity Type*: corporation *If more than one entity being acquired or merging please attach additional page.*
2. Entity Information: (Resulting, Acquiring or Surviving)	Entity Name: XOMA Royalty Corporation Jurisdiction: Nevada Entity Type*: corporation
3. Plan of Conversion, Exchange or Merger: (select one box)	☐ The entire plan of conversion, exchange or merger is attached to these articles. ☒ The complete executed plan of conversion is on file at the registered office or principal place of business of the resulting entity. The entire plan of exchange or merger is on file at the registered office of the acquiring corporation, limited-liability company or business trust, or at the records office address if a limited partnership, or other place of business of the acquiring entity (NRS 92A.200). ☐ The complete executed plan of conversion for the resulting domestic limited partnership is on file at the records office required by NRS 88.330. (Conversion only)

4. Approval: (If more than one entity being acquired or merging please attach additional approval page.)	**Exchange/Merger:**
	 Owner's approval (NRS 92A.200) (options a, b or c must be used for each entity)
	 ☐ A. Owner's approval was not required from the:
	     ☐ Acquired/merging
	     ☐ Acquiring/surviving
	 ☐ B. The plan was approved by the required consent of the owners of:
	     ☐ Acquired/merging
	     ☐ Acquiring/surviving
	 ☐ C. Approval of plan of exchange/merger for Nevada non-profit corporation (NRS 92A.160):
	
	 Non-profit Corporations only: The plan of exchange/merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.
	     ☐ Acquired/merging
	     ☐ Acquiring/surviving
	
	 [_____]
	 Name of acquired/merging entity
	
	 [_____]
	 Name of acquiring/surviving entity

5. Effective Date and Time: (Optional)	Date: [_____] Time: [_____] (must not be later than 90 days after the certificate is filed)

* corporation, limited partnership, limited-liability limited partnership, limited-liability company or business trust.

Page 1 of 4
Revised: 8/1/2023



FRANCISCO V. AGUILAR
Secretary of State
201 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

ABOVE SPACE IS FOR OFFICE USE ONLY

Articles of Conversion/Exchange/Merger

NRS 92A.200 and 92A.205

This filing completes the following: ☒ Conversion ☐ Exchange ☐ Merger

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

| **4. Approval Continued:**
(If more than one entity being acquired or merging please attach additional approval page.) | **Exchange/Merger:**
Owner's approval (NRS 92A.200) (options a, b or c must be used for each entity)
☐ A. Owner's approval was not required from the:
   ☐ Acquired/merging
   ☐ Acquiring/surviving

☐ B. The plan was approved by the required consent of the owners of:
   ☐ Acquired/merging
   ☐ Acquiring/surviving

☐ C. Approval of plan of exchange for Nevada non-profit corporation (NRS 92A.160):
   Non-profit Corporations only: The plan of exchange/merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.
   ☐ Acquired/merging
   ☐ Acquiring/surviving

☐
Name of acquired/merging entity

☐
Name of acquiring/surviving entity |
| **4. Approval Continued:**
(If more than one entity being acquired or merging please attach additional approval page.) | **Exchange/Merger:**
Owner's approval (NRS 92A.200) (options a, b or c must be used for each entity)
☐ A. Owner's approval was not required from the:
   ☐ Acquired/merging
   ☐ Acquiring/surviving

☐ B. The plan was approved by the required consent of the owners of:
   ☐ Acquired/merging
   ☐ Acquiring/surviving

☐ C. Approval of plan of exchange for Nevada non-profit corporation (NRS 92A.160):
   Non-profit Corporations only: The plan of exchange/merger has been approved by the directors of the corporation and by each public officer or other person whose approval of the plan of merger is required by the articles of incorporation of the domestic corporation.
   ☐ Acquired/merging
   ☐ Acquiring/surviving

☐
Name of acquired/merging entity

☐
Name of acquiring/surviving entity |

* corporation, limited partnership, limited-liability limited partnership, limited-liability company or business trust.



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Articles of Conversion/Exchange/Merger

NRS 92A.200 and 91A.205

6.Forwarding Address for Service of Process: (Conversion and Mergers only, if resulting/surviving entity is foreign)	Name ___ Country ___ Care of: ___ Address ___ City ___ State ___ Zip/Postal Code ___
7. Amendment, if any, to the articles or certificate of the surviving entity. (NRS 92A.200): (Merger only) **	
	** Amended and restated articles may be attached as an exhibit or integrated into the articles of merger. Please entitle them "Restated" or "Amended and Restated," accordingly. The form to accompany restated articles prescribed by the secretary of state must accompany the amended and/or restated articles. Pursuant to NRS 92A.180 (merger of subsidiary into parent - Nevada parent owning 90% or more of subsidiary), the articles of merger may not contain amendments to the constituent documents of the surviving entity except that the name of the surviving entity may be changed.
8. Declaration: (Exchange and Merger only)	**Exchange:** ☐ The undersigned declares that a plan of exchange has been adopted by each constituent entity (NRS 92A.200). **Merger:** (Select one box) ☐ The undersigned declares that a plan of merger has been adopted by each constituent entity (NRS 92A.200). ☐ The undersigned declares that a plan of merger has been adopted by the parent domestic entity (NRS 92A.180).
9. Signature Statement: (Required)	☒ **Conversion:** A plan of conversion has been adopted by the constituent entity in compliance with the law of the jurisdiction governing the constituent entity. Signatures - must be signed by: 1. If constituent entity is a Nevada entity: an officer of each Nevada corporation; all general partners of each Nevada limited partnership or limited-liability limited partnership; a manager of each Nevada limited-liability company with managers or one member if there are no managers; a trustee of each Nevada business trust; a managing partner of a Nevada limited-liability partnership (a.k.a. general partnership governed by NRS chapter 87). 2. If constituent entity is a foreign entity: must be signed by the constituent entity in the manner provided by the law governing it. XOMA Royalty Corporation Name of constituent entity

Form will be returned if unsigned.
This form must be accompanied by appropriate fees.



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Articles of Conversion/Exchange/Merger
NRS 92A.200 and 91A.205

9. Signature Statement Continued: (Required)	☐ **Exchange:**
	Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited-liability limited partnership; A manager of each Nevada limited-liability company with managers or a member if there are no Managers; A trustee of each Nevada business trust (NRS 92A.230)
	Unless otherwise provided in the certificate of trust or governing instrument of a business trust, an exchange must be approved by all the trustees and beneficial owners of each business trust that is a constituent entity in the exchange.
	The articles of exchange must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.
	☐ **Merger:**
	Signatures - Must be signed by: An officer of each Nevada corporation; All general partners of each Nevada limited partnership; All general partners of each Nevada limited-liability limited partnership; A manager of each Nevada limited-liability company with managers or one member if there are no managers; A trustee of each Nevada business trust (NRS 92A.230).
	The articles of merger must be signed by each foreign constituent entity in the manner provided by the law governing it (NRS 92A.230). Additional signature blocks may be added to this page or as an attachment, as needed.

10. Signature(s): (Required)	
	Name of acquired/merging entity
	X _____ **Title** **Date**
	Signature (Exchange/Merger)
	If more than one entity being acquired or merging please attach additional page of informaiton and signatures.
	Name of acquiring/surviving entity
	X _____ **Title** **Date**
	Signature (Exchange/Merger)
	X _____ **Title** **Date**
	Signature of Constituent Entity (Conversion)

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

Form will be returned if unsigned.
This form must be accompanied by appropriate fees.

EXHIBIT C
TO PLAN OF CONVERSION

NEVADA ARTICLES OF INCORPORATION
(including Certificates of Designation of Preferred Stock)

ARTICLES OF INCORPORATION
OF

XOMA ROYALTY CORPORATION

ARTICLE I

The name of the corporation is XOMA Royalty Corporation (the "*Corporation*").

ARTICLE II

The registered office of the Corporation shall be the street address of its registered agent in the State of Nevada. The Corporation may, from time to time, in the manner provided by law, change the registered agent and registered office within the State of Nevada. The Corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Nevada.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Nevada Revised Statutes (as amended from time to time, the "*NRS*").

ARTICLE IV

1. The total number of shares of all class of stock that the Corporation shall have authority to issue is 278,333,332, consisting of 277,333,332 shares of common stock with a par value of $0.0075 per share (the "*Common Stock*"), and 1,000,000 shares of preferred stock with a par value of $0.05 per share (the "*Preferred Stock*"). The holders of Common Stock shall, subject to the provisions of these articles of incorporation (as amended from time to time, these "*Articles of Incorporation*") and applicable law: (a) be entitled to one vote per share; (b) subject to the rights of the holders of the Preferred Stock, be entitled to such dividends and other distributions as the board of directors of the Corporation (the "*Board of Directors*") may from time to time declare; (c) subject to the rights of the holders of the Preferred Stock, in the event of a winding up or dissolution of the Corporation, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Corporation upon the authorization thereof by the Board of Directors; and (d) generally be entitled to enjoy all of the rights attaching to the shares of Common Stock.

2. Subject to the terms of these Articles of Incorporation and unless the holders of at least 75% of the issued and outstanding shares of capital stock of the Corporation entitled to vote thereon adopt a resolution prohibiting such action, and without prejudice to any special rights previously conferred on the holders of any existing shares of stock or class of stock, the Board of Directors is hereby expressly authorized, by resolution or resolutions, to provide out of any unissued shares of Preferred Stock, for any series of Preferred Stock and, with respect to each such series, to fix, in a certificate of designation for such series, the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following: (a) the designation of the series, which may be by distinguishing number, letter or title; (b) the number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the certificate of designation designating such series) increase or decrease (but not below the number of shares thereof then outstanding); (c) the amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any,

shall be cumulative or noncumulative; (d) dates at which dividends, if any, shall be payable; (e) the redemption rights and price or prices, if any, for shares of the series; (f) the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series; (g) the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation; (h) whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other entity, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made; (i) restrictions on the issuance of shares of the same series or of any other class or series; and (j) the voting rights, if any, of the holders of shares of the series.

3. Subject to the rights (if any) of the holders of any series of Preferred Stock, the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by an amendment to these Articles of Incorporation that is approved by (a) the Board of Directors and (b) the affirmative vote of the holders of a majority of all outstanding shares of Common Stock and all outstanding shares of Preferred Stock (if any) entitled to vote thereon, with the Common Stock and any such Preferred Stock voting together as a single class, irrespective of the provisions of NRS 78.2055(3), 78.207(3) and 78.390(2) (and any class vote in this regard pursuant to such sections of the NRS is hereby specifically denied), and (subject to any such rights set forth in the applicable certificate of designation), no vote of the holders of any series of Preferred Stock, voting as a separate class, shall be required therefor.

4. Except as otherwise required by law or in the certificate of designation of the relevant series of Preferred Stock, holders of Common Stock, as such, shall not be entitled to vote on any amendment to these Articles of Incorporation (including any certificate of designation) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Preferred Stock, if the holders of such affected series of Preferred Stock are entitled, either separately or together with the holders of one or more other series of Preferred Stock, to vote thereon as a separate class pursuant to these Articles of Incorporation or the NRS.

ARTICLE V

Elections of directors need not be by written ballot unless the bylaws of the Corporation (as amended from time to time, the "**Bylaws**") shall so provide. In furtherance and not in limitation of the powers conferred by the NRS, [ALTERNATIVE 1: the Board of Directors is expressly authorized to rescind, repeal and amend the Bylaws or to adopt new bylaws, provided that the Bylaws also may be rescinded, repealed or amended in any respect, and new bylaws may be adopted, in each case by the affirmative vote of the holders of at least a majority of the outstanding voting power of the Corporation.][ALTERNATIVE 2: (a) the Board of Directors is expressly authorized to make, rescind, alter and amend the Bylaws, provided that no provision in the Bylaws shall be rescinded, altered or amended and no new provision in the Bylaws shall be made until the same has also been approved by resolution of the stockholders or (b) the stockholders may adopt a resolution to make, rescind, alter and amend the Bylaws.]

ARTICLE VI

A vote of the stockholders of the Corporation shall be required in the event of a merger of the Corporation that, but for the provisions of this Article VI, could be effected without a vote of stockholders pursuant to NRS 92A.130(1)(a), 92A.130(1)(c) or 92A.130(1)(d).

ARTICLE VII

Unless otherwise provided in the NRS or in these Articles of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of all shares of stock entitled to vote thereon.

ARTICLE VIII

Notwithstanding anything to the contrary in these Articles of Incorporation or the Bylaws, the Corporation is hereby specifically allowed to make any distribution that otherwise would be prohibited by NRS 78.288(2)(b).

ARTICLE IX

The names and addresses of the persons who are all of the directors of the Corporation at the effective date and time of these Articles of Incorporation are as follows:

Name	Address
Jack L. Wyszomierski	2200 Powell Street, Suite 310 Emeryville, CA 94608
Heather L. Franklin	2200 Powell Street, Suite 310 Emeryville, CA 94608
Natasha Hernday	2200 Powell Street, Suite 310 Emeryville, CA 94608
Owen Hughes	2200 Powell Street, Suite 310 Emeryville, CA 94608
Barbara Kosacz	2200 Powell Street, Suite 310 Emeryville, CA 94608
Joseph M. Limber	2200 Powell Street, Suite 310 Emeryville, CA 94608
Matthew Perry	2200 Powell Street, Suite 310 Emeryville, CA 94608

* * * * *

ATTACHMENT TO INITIAL LIST
OF
XOMA ROYALTY CORPORATION

ADDITIONAL DIRECTORS

NAME	ADDRESS
Jack L. Wyszomierski	2200 Powell Street, Suite 310
	Emeryville, CA 94608
Heather L. Franklin	2200 Powell Street, Suite 310
	Emeryville, CA 94608
Natasha Hernday	2200 Powell Street, Suite 310
	Emeryville, CA 94608
Owen Hughes	2200 Powell Street, Suite 310
	Emeryville, CA 94608
Barbara Kosacz	2200 Powell Street, Suite 310
	Emeryville, CA 94608
Joseph M. Limber	2200 Powell Street, Suite 310
	Emeryville, CA 94608
Matthew Perry	2200 Powell Street, Suite 310
	Emeryville, CA 94608

ADDITIONAL OFFICERS:

NAME & ADDRESS:	OFFICE
Thomas Burns 2200 Powell Street, Suite 310 Emeryville, CA 94608	Senior Vice President, Finance and Chief Financial Officer



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☒ **Certificate of Designation**
☐ **Certificate of Amendment to Designation - Before Issuance of Class or Series**
☐ **Certificate of Amendment to Designation - After Issuance of Class or Series**
☐ **Certificate of Withdrawal of Certificate of Designation**

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: XOMA Royalty Corporation Entity or Nevada Business Identification Number (NVID): [TBD]
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: _____ Time: _____ (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: 8.625% Series A Cumulative Perpetual Preferred Stock
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:

5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series
	    As of the date of this certificate no shares of the class or series of stock have been issued.
	
	☐ Certificate of Amendment to Designation- After Issuance of Class or Series
	    The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.

6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* The certificate of designation for the corporation's 8.625% Series A Cumulative Perpetual Preferred Stock is set forth on the pages attached hereto.
7. Withdrawal:	Designation being Withdrawn: _____ Date of Designation: _____ No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	**X** _____ Date: _____ Signature of Officer

* Attach additional page(s) if necessary
This form must be accompanied by appropriate fees.

Page 1 of 1
Revised: 8/1/2023

A-17

XOMA ROYALTY CORPORATION

CERTIFICATE OF DESIGNATION
OF
8.625% SERIES A CUMULATIVE PERPETUAL PREFERRED STOCK

Pursuant to Nevada Revised Statutes 78.1955

XOMA Royalty Corporation, a Nevada corporation (the "Corporation"), hereby certifies that, pursuant to the authority expressly vested in the Board of Directors of the Corporation by the Articles of Incorporation of the Corporation (as amended, restated or otherwise modified from time to time, the "Articles of Incorporation"), the Board of Directors has duly adopted the following resolution:

RESOLVED, that, pursuant to authority expressly set forth in the Articles of Incorporation, a series of preferred stock, par value $0.05 per share, of the Corporation to be known as the "8.625% Series A Cumulative Perpetual Preferred Stock" hereby is created, designated and established, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof are as set forth in the Articles of Incorporation and in this Certificate of Designation (as amended, restated or otherwise modified from time to time, this "Certificate of Designation") as follows:

8.625% SERIES A CUMULATIVE PERPETUAL PREFERRED STOCK

Section 1. Designation and Number. The designation of the series of preferred stock shall be 8.625% Series A Cumulative Perpetual Preferred Stock, par value $0.05 per share (hereinafter referred to as the "Series A Preferred Stock"). Each share of Series A Preferred Stock shall be identical in all respects to every other share of Series A Preferred Stock. The number of authorized shares of Series A Preferred Stock shall be 984,000. Such number may from time to time be increased (but not in excess of the total number of authorized shares of preferred stock of the Corporation) or decreased (but not below the number of shares of Series A Preferred Stock then outstanding) by further resolution duly adopted by the Board of Directors of the Corporation (the "Board of Directors") or any duly authorized committee of the Board of Directors and by the filing of a certificate of amendment pursuant to the applicable provisions of the Nevada Revised Statutes (as amended from time to time, the "NRS") stating that such increase or reduction, as the case may be, has been so authorized. The Corporation shall have the authority to issue fractional shares of Series A Preferred Stock.

Section 2. Rank. The Series A Preferred Stock will, as to dividend and other distribution rights and rights upon our liquidation, dissolution or winding-up, rank (1) senior to all classes or series of our common stock and to all other equity securities issued by us expressly designated as ranking junior to the Series A Preferred Stock, (2) senior with respect to the payment of dividends and other distributions and on parity with respect to the distribution of assets upon the Corporation's liquidation, dissolution or winding up with the Corporation's Series X Preferred Stock and on parity with any future class or series of our equity securities expressly designated as ranking on parity with the Series A Preferred Stock; (3) junior to all equity securities issued by us with terms specifically providing that those equity securities rank senior to the Series A Preferred Stock with respect to the payment of dividends and other distributions and the distribution of assets upon our liquidation, dissolution or winding up; and (4) effectively junior to all our existing and future indebtedness (including indebtedness convertible into our common stock or preferred stock) and to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) our existing or future subsidiaries.

Section 3. Dividends and Other Distributions.

(a) Subject to the preferential rights of the holders of any class or series of capital stock of the Corporation ranking senior to the Series A Preferred Stock as to dividend and other distribution rights, the holders of shares of the Series A Preferred Stock shall be entitled to receive, when, as and if authorized by the Board of Directors and declared by the Corporation, out of funds legally available for the payment of dividends and other distributions, cumulative cash dividends at the rate of 8.625% per annum of the $25.00 liquidation preference per share of the Series A Preferred Stock. Such dividends shall accrue and be cumulative from and including the first date on which any shares of Series A Preferred Stock are issued (the "Original Issue Date"), or, if later, the most recent Dividend Payment Date (as defined below) to which dividends have been paid in full (or declared and the corresponding Dividend Record Date (as defined below) for determining stockholders entitled to payment thereof has passed), and shall be payable quarterly in arrears on each Dividend Payment Date, commencing on or about April 15, 2021; provided, however, that if any Dividend Payment Date is not a Business Day (as defined below), then the dividend which would otherwise have been payable on such Dividend Payment Date may be paid, at the Corporation's option, on either the immediately preceding Business Day or the next succeeding Business Day, except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if paid on such Dividend Payment Date, and no interest or additional dividends or other sums shall accrue on the amount so payable from such Dividend Payment Date to such next succeeding Business Day; provided, further, that no dividends shall accrue on any share of Series A Preferred Stock for any Dividend Period (as defined below) having a Dividend Record Date (as defined below) before the date such share of Series A Preferred Stock was issued. The amount of any dividend payable on the Series A Preferred Stock for any period greater or less than a full Dividend Period shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stockholder records of the Corporation at the close of business on the applicable Dividend Record Date. Notwithstanding any provision to the contrary contained herein, each holder of an outstanding share of Series A Preferred Stock shall be entitled to receive a dividend with respect to any Dividend Record Date equal to the dividend paid with respect to each other share of Series A Preferred Stock that is outstanding on such date. "Dividend Record Date" shall mean the date designated by the Board of Directors for the payment of dividends that is not more than 30 or fewer than 10 days prior to the applicable Dividend Payment Date. "Dividend Payment Date" shall mean the 15th calendar day of each January, April, July and October commencing on April 15, 2021. "Dividend Period" shall mean the respective periods commencing on the 15th day of January, April, July and October of each year and ending on and including the day preceding the first day of the next succeeding Dividend Period (other than the initial Dividend Period, which shall commence on the Original Issue Date and end on but exclude April 15, 2021, and other than the Dividend Period during which any shares of Series A Preferred Stock shall be redeemed pursuant to Section 5 or Section 6 hereof, which shall end on and include the day preceding the redemption date with respect to the shares of Series A Preferred Stock being redeemed).

The term "Business Day" shall mean any day, other than a Saturday or Sunday, that is neither a federal legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

(b) Notwithstanding anything contained herein to the contrary, dividends on the Series A Preferred Stock shall accrue whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends, and whether or not such dividends are authorized or declared.

(c) Except as provided in Section 3(d) or 3(f) below, no dividends shall be declared and paid or declared and set apart for payment, and no other distribution of cash or other property may be declared and made, directly or indirectly, on or with respect to any shares of Common Stock or shares of any other class or series of capital stock of the Corporation ranking, as to dividends or other distributions, on parity with or junior to the Series A Preferred Stock for any period, nor shall any shares of Common Stock or any other shares of any other class or series of capital stock of the Corporation ranking, as to payment of dividends and other distributions and the distribution of assets upon the Corporation's liquidation, dissolution or winding up, on parity with or junior to the Series A Preferred Stock be redeemed, purchased or otherwise acquired for any consideration, nor shall any funds be paid or made available for a sinking fund for the redemption of such shares, and no other distribution of cash or other property may be made, directly or indirectly, on or with respect thereto by the Corporation, unless full cumulative dividends on the Series A Preferred Stock for all past Dividend Periods shall have been or contemporaneously are (i) declared and paid or (ii) declared and a sum sufficient for the payment thereof is set apart for such payment.

(d) Except as provided in Section 3(f) below, when dividends are not paid in full (or declared and a sum sufficient for such full payment is not so set apart) on the Series A Preferred Stock and the shares of any other class or series of capital stock ranking, as to dividends, on parity with the Series A Preferred Stock, all dividends declared upon the Series A Preferred Stock and each such other class or series of capital stock ranking, as to dividends, on parity with the Series A Preferred Stock (which, for the avoidance of doubt, shall not include the redemption or repurchase of shares of any such class or series) shall be declared *pro rata* so that the amount of dividends declared per share of Series A Preferred Stock and such other class or series of capital stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other class or series of capital stock (which shall not include any accrual in respect of unpaid dividends on such other class or series of capital stock for prior Dividend Periods if such other class or series of capital stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A Preferred Stock which may be in arrears.

(e) Holders of shares of Series A Preferred Stock shall not be entitled to any dividend or other distribution, whether payable in cash, property or shares of capital stock, in excess of full cumulative dividends on the Series A Preferred Stock as provided herein. Any dividend payment made on the Series A Preferred Stock shall first be credited against the earliest accrued but unpaid dividends due with respect to such shares which remain payable. Accrued but unpaid dividends on the Series A Preferred Stock will accrue as of the Dividend Payment Date on which they first become payable.

(f) Notwithstanding the provisions of this Section 3 or Sections 5 or 6 and regardless of whether dividends are paid in full (or declared and a sum sufficient for such full payment is not so set apart) on the Series A Preferred Stock or the shares of any other class or series of capital stock ranking, as to dividends, on parity with the Series A Preferred Stock for any or all Dividend Periods, the Corporation shall not be prohibited or limited from (i) paying dividends or other distributions on any shares of stock of the Corporation in shares of Common Stock or in shares of any other class or series of capital stock ranking junior to the Series A Preferred Stock as to payment of dividends and the distribution of assets upon the Corporation's liquidation, dissolution and winding up, (ii) converting or exchanging any shares of stock of the Corporation for shares of any other class or series of capital stock of the Corporation ranking junior to the Series A Preferred Stock as to payment of dividends or other distributions and the distribution of assets upon the Corporation's liquidation, dissolution and winding up, or (iii) purchasing or acquiring shares of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock.

Section 4. Liquidation Preference.

(a) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, before any distribution or payment shall be made to holders of shares of Common Stock or any other class or series of capital stock of the Corporation ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, junior to the Series A Preferred Stock, the holders of shares of Series A Preferred Stock shall be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders, after payment of or provision for the debts and other liabilities of the Corporation and any class or series of capital stock of the Corporation ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, senior to the Series A Preferred Stock, a liquidation preference of $25.00 per share, plus an amount equal to any accrued and unpaid dividends (whether or not authorized or declared) up to but excluding the date of payment. In the event that, upon such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Corporation are insufficient to pay the full amount of the liquidating distributions on all outstanding shares of Series A Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Corporation ranking, as to rights upon the Corporation's liquidation, dissolution or winding up, on parity with the Series A Preferred Stock in the distribution of assets, then the holders of the Series A Preferred Stock and each such other class or series of capital stock ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up, on parity with the Series A Preferred Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Written notice of any such voluntary or involuntary liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given not fewer than 30 or more than 60 days prior to the payment date stated therein, to each record holder of shares of Series A Preferred Stock at the respective addresses of such holders as the same shall appear on the stock transfer records of the Corporation. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A Preferred Stock will have no right or claim to any of the remaining assets of the Corporation. The consolidation, merger or conversion of the Corporation with or into any other corporation, trust or entity, or the voluntary sale, lease, transfer or conveyance of all or substantially all of the property or business of the Corporation, shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

(b) In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of capital stock of the Corporation or otherwise, is permitted under the NRS, amounts that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of shares of Series A Preferred Stock shall not be added to the Corporation's total liabilities.

Section 5. <u>Redemption.</u>

(a) Subject to Section 6(a) below, the Corporation, at its option, upon notice in accordance with Section 5(d), may redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time prior to December 15, 2025, for cash, at a redemption price of $25.25 per share, in each case, plus any accrued and unpaid dividends (whether or not authorized or declared) thereon up to but not including the date fixed for redemption, without interest, to the extent the Corporation has funds legally available therefor (the "<u>Optional Redemption Right</u>").

(b) On or after December 15, 2025, the Corporation, at its option, upon notice in accordance with Section 5(d), may redeem the Series A Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus, subject to Section 5(e), all accrued and unpaid dividends (whether or not authorized or declared) thereon up to but not including the date fixed for redemption, without interest, to the extent the Corporation has funds legally available therefor (together with the Optional Redemption Right described in Section 5(a) above, the "<u>Redemption Right</u>"). If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed pursuant to this Section 5(b), the shares of Series A Preferred Stock to be redeemed shall be redeemed pro rata (as nearly as may be practicable without creating fractional shares) or by lot as determined by the Corporation. Holders of Series A Preferred Stock to be redeemed shall surrender such Series A Preferred Stock at the place, or in accordance with the book-entry procedures, designated in such notice and shall be entitled to the redemption price of $25.00 per share and any accrued and unpaid dividends payable upon such redemption following such surrender. If (i) notice of redemption of any shares of Series A Preferred Stock has been given (in the case of a redemption of the Series A Preferred Stock), (ii) the funds necessary for such redemption have been set aside by the Corporation for the benefit of the holders of any shares of Series A Preferred Stock so called for redemption, and (iii) irrevocable instructions have been given to pay the redemption price and all accrued and unpaid dividends, then from and after the redemption date, dividends shall cease to accrue on such shares of Series A Preferred Stock, such shares of Series A Preferred Stock shall no longer be deemed outstanding, and all rights of the holders of such shares shall terminate, except the right to receive the redemption price plus any accrued and unpaid dividends payable upon such redemption, without interest. So long as full cumulative dividends on the Series A Preferred Stock and any class or series of parity Preferred Stock for all past Dividend Periods shall have been or contemporaneously are (i) declared and paid, or (ii) declared and a sum sufficient for the payment thereof is set apart for payment, nothing herein shall prevent or restrict the Corporation's right or ability to purchase, from time to time, either at a public or a private sale, all or any part of the Series A Preferred Stock or its common stock at such price or prices as the Corporation may determine, subject to the provisions of applicable law, including the repurchase of shares of Series A Preferred Stock or its common stock in open-market transactions duly authorized by the Board of Directors.

(c) Except as provided in Section 3(f) above, unless full cumulative dividends on the Series A Preferred Stock for all past Dividend Periods shall have been or contemporaneously are (i) declared and paid in cash, or (ii) declared and a sum sufficient for the payment thereof in cash is set apart for payment, no shares of Series A Preferred Stock shall be redeemed pursuant to the Redemption Right or Special Optional Redemption Right (defined below) unless all outstanding shares of Series A Preferred Stock are simultaneously redeemed, and the Corporation shall not purchase or otherwise acquire directly or indirectly any shares of Series A Preferred Stock or any class or series of capital stock of the Corporation ranking, as to payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Corporation, on parity with or junior to the Series A Preferred Stock (except by conversion into or exchange for shares of capital stock of the Corporation ranking, as to payment of dividends and other distributions and the distribution of assets upon liquidation, dissolution or winding up of the Corporation, junior to the Series A Preferred Stock); provided, however, that the foregoing shall not prevent the purchase of Series A Preferred Stock, or any other class or series of capital stock of the Corporation ranking, as to payment of dividends and other distributions and the distribution of assets upon liquidation, dissolution or winding up of the Corporation, on parity with or junior to the Series A Preferred Stock, by the Corporation pursuant to the provisions of Article IV of the Articles of Incorporation or Sections 5 and 9 of this Certificate of Designation or any comparable provision of the Articles of Incorporation relating to any class or series of capital stock hereinafter classified and designated, or the purchase or acquisition of Series A Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series A Preferred Stock.

(d) Notice of redemption pursuant to the Redemption Right will be mailed by the Corporation, postage prepaid, not fewer than 30 or more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series A Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Corporation. No failure to give or defect in such notice shall affect the validity of the proceedings for the redemption of any Series A Preferred Stock except as to the holder to whom such notice was defective or not given. In addition to any information required by law or by the applicable rules of any exchange upon which the Series A Preferred Stock may be listed or admitted to trading, each such notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series A Preferred Stock to be redeemed; (iv) the place or places where the certificates, if any, representing shares of Series A Preferred Stock are to be surrendered for payment of the redemption price; (v) procedures for surrendering noncertificated shares of Series A Preferred Stock for payment of the redemption price; (vi) that dividends and other distributions on the shares of Series A Preferred Stock to be redeemed will cease to accrue on such redemption date; and (vii) that payment of the redemption price and any accumulated and unpaid dividends will be made upon presentation and surrender of such Series A Preferred Stock. If fewer than all of the shares of Series A Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed.

(e) If a redemption date falls after a Dividend Record Date and on or prior to the corresponding Dividend Payment Date, each holder of Series A Preferred Stock at the close of business of such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares on or prior to such Dividend Payment Date, and each holder of Series A Preferred Stock that surrenders its shares on such redemption date will be entitled to the dividends accruing after the end of the Dividend Period to which such Dividend Payment Date relates up to but excluding the redemption date.

(f) All shares of the Series A Preferred Stock redeemed or repurchased pursuant to this Section 5, or otherwise acquired in any other manner by the Corporation, shall be and hereby are automatically retired and restored to the status of authorized but unissued shares of preferred stock of the Corporation, without designation as to series or class.

Section 6. Special Optional Redemption by the Corporation.

(a) Upon the occurrence of a Delisting Event or Change of Control (each as defined below), the Corporation will have the option upon written notice mailed by the Corporation, postage pre-paid, no fewer than 30 nor more than 60 days prior to the redemption date and addressed to the holders of record of shares of the Series A Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Corporation, to redeem the Series A Preferred Stock, in whole or in part, within 90 days after the first date on which such Delisting Event occurred or within 120 days after the first date on which the Change of Control occurred, as applicable, for cash at $25.00 per share plus, subject to Section 6(d), accrued and unpaid dividends, if any, to, but not including, the redemption date ("Special Optional Redemption Right"). No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given. If, on or prior to the Delisting Event Conversion Date or Change of Control Conversion Date (each as defined below), as applicable, the Corporation has provided or provides notice of redemption with respect to the Series A Preferred Stock (whether pursuant to the Redemption Right or the Special Optional Redemption Right), the holders of shares of Series A Preferred Stock will not have the conversion right described below in Section 8.

A "Change of Control" is when, after the original issuance of the Series A Preferred Stock, each of the following have occurred and are continuing:

(i) the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the Corporation entitling that person to exercise more than 50% of the total voting power of all stock of the Corporation entitled to vote generally in the election of the Corporation's directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and (ii) following the closing of any transaction referred to in (i) above, neither the Corporation nor the acquiring or surviving entity (or, if in connection with such transaction holders of Common Stock receive Alternative Form Consideration consisting of common equity securities of another entity, such other entity) has a class of common securities (or American depositary receipts representing such securities) listed on the Nasdaq Stock Market ("NASDAQ"), the New York Stock Exchange (the "NYSE"), or the NYSE American, LLC (the "NYSE AMER"), or listed or quoted on an exchange or quotation system that is a successor to NASDAQ, the NYSE or the NYSE AMER.

A "Delisting Event" occurs when, after the original issuance of Series A Preferred Stock, both (i) the shares of Series A Preferred Stock (or the depositary shares) are no longer listed on NASDAQ, the NYSE or the NYSE AMER, or listed or quoted on an exchange or quotation system that is a successor to NASDAQ, the NYSE or the NYSE AMER, and (ii) the Corporation is not subject to the reporting requirements of the Exchange Act, but any Series A Preferred Stock is still outstanding.

(b) In addition to any information required by law or by the applicable rules of any exchange upon which the Series A Preferred Stock may be listed or admitted to trading, such notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series A Preferred Stock to be redeemed; (iv) the place or places where the certificates, if any, representing shares of Series A Preferred Stock are to be surrendered for payment of the redemption price; (v) procedures for surrendering noncertificated shares of Series A Preferred Stock for payment of the redemption price; (vi) that dividends on the shares of Series A Preferred Stock to be redeemed will cease to accrue on the redemption date; (vii) that payment of the redemption price and any accumulated and unpaid dividends will be made upon presentation and surrender of such Series A Preferred Stock; (viii) that the shares of Series A Preferred Stock are being redeemed pursuant to the Special Optional Redemption Right in connection with the occurrence of a Delisting Event or Change of Control, as applicable, and a brief description of the transaction or transactions constituting such Delisting Event or Change of Control, as applicable; and (ix) that holders of the shares of Series A Preferred Stock to which the notice relates will not be able to tender such shares of Series A Preferred Stock for conversion in connection with the Delisting Event or Change of Control, as applicable, and each share of Series A Preferred Stock tendered for conversion that is selected, prior to the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, for redemption will be redeemed on the related redemption date instead of converted on the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable. If fewer than all of the shares of Series A Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed. Holders of Series A Preferred Stock to be redeemed shall surrender such Series A Preferred Stock at the place, or in accordance with the book-entry procedures, designated in such notice and shall be entitled to the redemption price of $25.00 per share and any accrued and unpaid dividends payable upon such redemption following such surrender.

If fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed pursuant to the Special Optional Redemption Right, the shares of Series A Preferred Stock to be redeemed shall be redeemed pro rata (as nearly as may be practicable without creating fractional shares) or by lot as determined by the Corporation.

(c) If (i) the Corporation has given a notice of redemption pursuant to the Special Optional Redemption Right, (ii) the funds necessary for such redemption have been set aside by the Corporation in trust for the benefit of the holders of the shares of Series A Preferred Stock so called for redemption, and (iii) irrevocable instructions have been given to pay the redemption price and all accrued and unpaid dividends, then from and after the redemption date, dividends shall cease to accrue on such shares of Series A Preferred Stock, such shares of Series A Preferred Stock shall no longer be deemed outstanding, and all rights of the holders of such shares shall terminate, except the right to receive the redemption price plus any accrued and unpaid dividends payable upon such redemption, without interest. So long as full cumulative dividends on the Series A Preferred Stock for all past Dividend Periods shall have been or contemporaneously are (i) declared and paid, or (ii) declared and a sum sufficient for the payment thereof is set apart for payment, nothing herein shall prevent or restrict the Corporation's right or ability to purchase, from time to time, either at a public or a private sale, all or any part of the Series A Preferred Stock at such price or prices as the Corporation may determine, subject to the provisions of applicable law, including the repurchase of shares of Series A Preferred Stock in open-market transactions duly authorized by the Board of Directors.

(d) If a redemption date falls after a Dividend Record Date and on or prior to the corresponding Dividend Payment Date, each holder of Series A Preferred Stock at the close of business of such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares on or prior to such Dividend Payment Date, and each holder of Series A Preferred Stock that surrenders its shares on such redemption date will be entitled to the dividends accruing after the end of the Dividend Period to which such Dividend Payment Date relates up to but excluding the redemption date. Except as provided herein, the Corporation shall make no payment or allowance for unpaid dividends, whether or not in arrears, on Series A Preferred Stock for which a notice of redemption has been given.

(e) All shares of the Series A Preferred Stock redeemed or repurchased pursuant to this Section 6, or otherwise acquired in any other manner by the Corporation, shall be and hereby are automatically retired and restored to the status of authorized but unissued shares of preferred stock of the Corporation, without designation as to series or class.

Section 7. Voting Rights.

(a) Holders of the Series A Preferred Stock shall not have any voting rights, except as set forth in this Section 7.

(b) Whenever dividends or other distributions on any shares of Series A Preferred Stock shall be in arrears for six or more consecutive or non-consecutive quarterly periods (a "Preferred Dividend Default"), the holders of Series A Preferred Stock and the holders of all other classes or series of preferred stock of the Corporation ranking on parity with the Series A Preferred Stock with respect to payment of dividends and other distributions and the distribution of assets upon the Corporation's liquidation, dissolution or winding up and upon which like voting rights have been conferred, and are exercisable ("Parity Preferred") and with which the holders of Series A Preferred Stock are entitled to vote together as a single class voting together as a single class, shall be entitled to vote for the election of a total of two additional directors to serve on the Board of Directors of the Corporation (the "Preferred Directors") until all dividends accumulated and unpaid on such Series A Preferred for all past Dividend Periods shall have been fully paid. At such time as the holders of Series A Preferred Stock become entitled to vote in the election of Preferred Directors, the number of directors serving on the Board of Directors will be increased automatically by two directors (unless the number of directors has previously been so increased pursuant to the terms of any class or series of Parity Preferred). For the purposes of determining whether a Preferred Dividend Default has occurred or is continuing, a dividend in respect of Series A Preferred Stock shall be considered timely made if made within two Business Days after the applicable Dividend Payment Date if at the time of such late payment date there shall not be any prior quarterly Dividend Periods in respect of which full dividends were not timely made at the applicable Dividend Payment Date.

(c) A Preferred Director will be elected by a plurality of the votes cast in the election of Preferred Directors and shall serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies, subject to Section 7(e) or such Preferred Director's earlier death, disqualification, resignation or removal. The election of Preferred Directors will take place at (i) either (A) a special meeting called in accordance with Section 7(d) below if the request is received more than 90 days before the date fixed for the Corporation's next annual or special meeting of stockholders or (B) the next annual or special meeting of stockholders if the request is received within 90 days of the date fixed for the Corporation's next annual or special meeting of stockholders, and (ii) at each subsequent annual meeting of stockholders, or special meeting at which Preferred Directors are to be elected, until the right of holders of Series A Preferred Stock to elect Preferred Directors shall have terminated as specified in Section 7(e).

(d) At any time when holders of Series A Preferred Stock are entitled to vote in the election of Preferred Directors, the Secretary of the Corporation shall, unless the request is received more than 90 days before the date fixed for the Corporation's next annual or special meeting of stockholders, call or cause to be called, upon written request of holders of record of at least 10% of the outstanding shares of Series A Preferred Stock and Parity Preferred with which the holders of Series A Preferred Stock are entitled to vote together as a single class in the election of Preferred Directors, call a special meeting of stockholders for the purpose of electing Preferred Directors by mailing or causing to be mailed to the stockholders entitled to vote a notice of such special meeting to be held not fewer than ten or more than 45 days after the date such notice is given. The record date for determining holders of the Series A Preferred Stock entitled to notice of and to vote at such special meeting will be the close of business on the third Business Day preceding the day on which such notice is mailed. The holder or holders of one-third of the outstanding shares of Series A Preferred Stock and Parity Preferred with which the holders of Series A Preferred Stock are entitled to vote together as a single class in the election of Preferred Directors, present in person or by proxy, will constitute a quorum for the election of the Preferred Directors except as otherwise required by law. Notice of all meetings of stockholders at which holders of Series A Preferred Stock are entitled to vote in the election of Preferred Directors will be given to such holders at their addresses as they appear in the Corporation's stock transfer records. At any such meeting or adjournment thereof, in the absence of a quorum, subject to the provisions of any applicable law, the affirmative vote of a majority of the holders of the Series A Preferred Stock and Parity Preferred with which the holders of Series A Preferred Stock are entitled to vote together as a single class in the election of Preferred Directors present in person or by proxy, voting together as a single class, shall be sufficient to adjourn the meeting for the election of the Preferred Directors, without notice other than an announcement at the meeting, until a quorum is present. If a Preferred

Dividend Default shall terminate after the notice of a special meeting for the purpose of electing Preferred Directors has been given but before such special meeting has been held, the Corporation shall, as soon as practicable after such termination, mail or cause to be mailed notice of such termination to holders of the Series A Preferred Stock that would have been entitled to vote at such special meeting.

(e) If and when all accumulated dividends on such Series A Preferred Stock for all past Dividend Periods shall have been fully paid, the right of the holders of Series A Preferred Stock to elect such additional two directors shall immediately cease (subject to revesting in the event of each and every Preferred Dividend Default), and, unless there are outstanding shares of Parity Preferred upon which like voting remain exercisable, the term of office of each Preferred Director so elected shall terminate and the number of directors constituting the Board of Directors shall be reduced accordingly. If the rights of holders of Series A Preferred Stock to elect Preferred Directors have terminated in accordance with this Section 7(e) after any record date for the determination of stockholders entitled to vote in the election of such Preferred Directors but before the closing of the polls in such election, holders of Series A Preferred Stock outstanding as of such record date shall not be entitled to vote in such election of Preferred Directors. Any Preferred Director may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of record of not less than two-thirds of the outstanding shares of Series A Preferred Stock and the Parity Preferred then entitled to vote together as a single class in the election of Preferred Directors (voting together as a single class). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Director may be filled by written consent of the Preferred Director remaining in office, or if none remains in office, by a plurality of the votes cast in the election of Preferred Directors. Each of the Preferred Directors shall be entitled to one vote on any matter before the Board of Directors.

(f) So long as any shares of Series A Preferred Stock remain outstanding, the affirmative vote or consent of the holders of two-thirds of the outstanding shares of Series A Preferred Stock and each other class or series of Parity Preferred with which the holders of Series A Preferred Stock are entitled to vote together as a single class on such matter (voting together as a single class), given in person or by proxy, either in writing or at a meeting, will be required to: (i) authorize, create or issue, or increase the number of authorized or issued number of shares of, any class or series of capital stock ranking senior to the Series A Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Corporation (collectively, "Senior Capital Stock") or reclassify any authorized shares of capital stock of the Corporation into Senior Capital Stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any Senior Capital Stock; or (ii) amend, alter or repeal the provisions of the Articles of Incorporation , including the terms of the Series A Preferred Stock, whether by merger, consolidation, transfer or conveyance of all or substantially all of its assets or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of the Series A Preferred Stock; provided however, with respect to the occurrence of any Event, so long as the Series A Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that, upon the occurrence of such Event, the Corporation may not be the surviving entity and the surviving entity may not be a corporation, the occurrence of such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of Series A Preferred Stock, and in such case such holders shall not have any voting rights with respect to the occurrence of any Event. In addition, if the holders of the Series A Preferred Stock receive the greater of the full trading price of the Series A Preferred Stock on the date of an Event or the $25.00 liquidation preference per share of the Series A Preferred Stock plus all accrued and unpaid dividends thereon pursuant to the occurrence of any Event, then such holders shall not have any voting rights with respect to such Event. If any Event would materially and adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Stock disproportionately relative to other classes or series of Parity Preferred with which the holders of Series A Preferred Stock are entitled to vote together as a single class on such Event, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the Series A Preferred Stock, voting as a separate class, will also be required. Notwithstanding the foregoing, holders of shares of Series A Preferred Stock shall not be entitled to vote with respect to (A) any increase in the total number of authorized shares of Common Stock or Preferred Stock of the Corporation, (B) any increase in the number of authorized shares of Series A Preferred Stock or the creation or issuance of any other class or series of capital stock or (C) any increase in the number of authorized shares of any other class or series of capital stock; provided that, in each case referred to in clause (A), (B) or (C) above, such capital stock ranks on parity with or junior to the Series A Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Corporation. Except as set forth herein, holders of the Series A Preferred Stock shall not have any voting rights with respect to, and the consent of the holders of the Series A Preferred Stock shall not be required for, the taking of any corporate action, including an Event, regardless of the effect that such corporate action or Event may have upon the powers, preferences, voting power or other rights or privileges of the Series A Preferred Stock.

(g) The foregoing voting provisions of this Section 7 shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption upon proper notice pursuant to this Certificate of Designation, and sufficient funds, in cash, shall have been deposited in trust to effect such redemption.

(h) In any matter in which the Series A Preferred Stock may vote together as a single class with holders of all other classes or series of parity preferred stock (as expressly provided herein), each share of Series A Preferred Stock shall be entitled to one vote per $25.00 of liquidation preference.

Section 8. Conversion. The shares of Series A Preferred Stock are not convertible into or exchangeable for any other property or securities of the Corporation, except as provided in this Section 8.

(a) Upon the occurrence of a Delisting Event or Change of Control, as applicable, each holder of outstanding shares of Series A Preferred Stock shall have the right, unless, on or prior to the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, the Corporation has provided or provides notice of its election to redeem the Series A Preferred Stock pursuant to the Redemption Right or Special Optional Redemption Right, to convert some or all of the Series A Preferred Stock held by such holder (the "Delisting Event Conversion Right" or "Change of Control Conversion Right," as applicable) on the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, into a number of shares of Common Stock per share of Series A Preferred Stock to be converted (the "Common Stock Conversion Consideration") equal to the lesser of (A) the quotient obtained by dividing (i) the sum of (x) the $25.00 liquidation preference per share of Series A Preferred Stock to be converted plus (y) the amount of any accrued and unpaid dividends to, but not including, the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable (unless the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, is after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accrued and unpaid dividends will be included in such sum) by (ii) the Common Stock Price (as defined herein) and (B) 1.46071 (the "Share Cap"), subject to the immediately succeeding paragraph.

The Share Cap is subject to pro rata adjustments for any stock splits (including those effected pursuant to a distribution of the Common Stock), subdivisions or combinations (in each case, a "Share Split") with respect to the Common Stock as follows: the adjusted Share Cap as the result of a Share Split shall be the number of shares of Common Stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of Common Stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such Share Split.

In the case of a Delisting Event or Change of Control, as applicable, pursuant to which shares of Common Stock shall be converted into cash, securities or other property or assets (including any combination thereof) (the "Alternative Form Consideration"), a holder of shares of Series A Preferred Stock shall receive upon conversion of such shares of Series A Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Delisting Event or Change of Control, as applicable, had such holder held a number of shares of Common Stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Delisting Event or Change of Control, as applicable (the "Alternative Conversion Consideration"; and the Common Stock Conversion Consideration or the Alternative Conversion Consideration, as may be applicable to a Delisting Event or Change of Control, as applicable, shall be referred to herein as the "Conversion Consideration").

In the event that holders of Common Stock have the opportunity to elect the form of consideration to be received in the Delisting Event or Change of Control, as applicable, the Conversion Consideration will be deemed to be the kind and amount of consideration actually received by holders of a majority of the shares of Common Stock that were voted in such an election (if electing between two types of consideration) or holders of a plurality of the shares of Common Stock that were voted in such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of Common Stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Delisting Event or Change of Control, as applicable.

The "Delisting Event Conversion Date" or "Change of Control Conversion Date", as applicable, shall be a Business Day set forth in the notice of Delisting Event or Change of Control, as applicable, provided in accordance with Section 8(c) below that is no less than 20 days nor more than 35 days after the date on which the Corporation provides such notice pursuant to Section 8(c).

The "Common Stock Price" shall be (i) if the consideration to be received in the Change of Control by the holders of Common Stock is solely cash, the amount of cash consideration per share of Common Stock or (ii) if the consideration to be received in the Change of Control by holders of Common Stock is other than solely cash (x) the average of the closing sale prices per share of Common Stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Common Stock is then traded, or (y) the average of the last quoted bid prices for the Common Stock in the over-the-counter market as reported by OTC Markets Group, Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Common Stock is not then listed for trading on a U.S. securities exchange.

The "Common Stock Price" for any Delisting Event will be the average of the closing price per share of our common stock on the 10 consecutive trading days immediately preceding, but not including, the effective date of the Delisting Event.

(b) No fractional shares of Common Stock shall be issued upon the conversion of Series A Preferred Stock. In lieu of fractional shares of Common Stock otherwise issuable in respect of the aggregate number of shares of Series A Preferred Stock of any holder that are converted, that holder shall be entitled to receive the cash value of such fractional shares based on the Common Stock Price. If more than one share of Series A Preferred Stock is surrendered for conversion at one time by or for the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series A Preferred Stock so surrendered.

(c) Within 15 days following the occurrence of a Delisting Event or Change of Control, as applicable, a notice of occurrence of the Delisting Event or Change of Control, as applicable, describing the resulting Delisting Event Conversion Right or Change of Control Conversion Right, as applicable, shall be delivered to the holders of record of the Series A Preferred Stock at their addresses as they appear on the Corporation's stock transfer records and notice shall be provided to the Corporation's transfer agent. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the conversion of any share of Series A Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the events constituting the Delisting Event or Change of Control, as applicable; (ii) the date of the Delisting Event or Change of Control, as applicable; (iii) the last date on which the holders of Series A Preferred Stock may exercise their Delisting Event Conversion Right or Change of Control Conversion Right, as applicable; (iv) the method and period for calculating the Common Stock Price; (v) the Delisting Event Conversion Right or Change of Control Conversion Date, as applicable; (vi) that if, on or prior to the Delisting Event Conversion Right or Change of Control Conversion Date, as applicable, the Corporation has provided or provides notice of its election to redeem all or any portion of the Series A Preferred Stock, the holder will not be able to convert shares of Series A Preferred Stock designated for redemption and such shares of Series A Preferred Stock shall be redeemed on the related redemption date, even if they have already been tendered for conversion pursuant to the Delisting Event Conversion Right or Change of Control Conversion Right; (vii) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series A Preferred Stock; (viii) the name and address of the paying agent and the conversion agent; and (ix) the procedures that the holders of Series A Preferred Stock must follow to exercise the Delisting Event Conversion Right or Change of Control Conversion Right, as applicable.

(d) The Corporation shall issue a press release for publication on the Dow Jones & Corporation, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on the Corporation's website, in any event prior to the opening of business on the first Business Day following any date on which the Corporation provides notice pursuant to Section 8(c) above to the holders of Series A Preferred Stock.

(e) In order to exercise the Delisting Event Conversion Right or Change of Control Conversion Right, as applicable, a holder of shares of Series A Preferred Stock shall be required to deliver, on or before the close of business on the Delisting Event Conversion Right or Change of Control Conversion Date, as applicable, the certificates (if any) representing the shares of Series A Preferred Stock to be converted, duly endorsed for transfer, together with a written conversion notice completed, to the Corporation's transfer agent. Such notice shall state: (i) the relevant Delisting Event Conversion Date or Change of Control Conversion Date, as applicable; (ii) the number of shares of Series A Preferred Stock to be converted; and (iii) that the shares of Series A Preferred Stock are to be converted pursuant to the applicable provisions of this Certificate of Designation. Notwithstanding the foregoing, if the shares of Series A Preferred Stock are held in global form, such notice shall comply with applicable procedures of The Depository Trust Corporation ("DTC").

(f) Holders of Series A Preferred Stock may withdraw any notice of exercise of a Delisting Event Conversion Right or Change of Control Conversion Right (in whole or in part), as applicable, by a written notice of withdrawal delivered to the Corporation's transfer agent prior to the close of business on the Business Day prior to the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable. The notice of withdrawal must state: (i) the number of withdrawn shares of Series A Preferred Stock; (ii) if certificated shares of Series A Preferred Stock have been issued, the certificate numbers of the shares of withdrawn Series A Preferred Stock; and (iii) the number of shares of Series A Preferred Stock, if any, which remain subject to the conversion notice. Notwithstanding the foregoing, if the shares of Series A Preferred Stock are held in global form, the notice of withdrawal shall comply with applicable procedures of DTC.

(g) Shares of Series A Preferred Stock as to which the Delisting Event Conversion Right or Change of Control Conversion Right, as applicable, has been properly exercised and for which the conversion notice has not been properly withdrawn shall be converted into the applicable Conversion Consideration in accordance with the Delisting Event Conversion Right or Change of Control Conversion Right, as applicable, on the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, unless, on or prior to the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, the Corporation has provided or provides notice of its election to redeem such shares of Series A Preferred Stock, whether pursuant to its Redemption Right or Special Optional Redemption Right. If the Corporation elects to redeem shares of Series A Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, such shares of Series A Preferred Stock shall not be so converted and the holders of such shares shall be entitled to receive on the applicable redemption date $25.00 per share, plus any accrued and unpaid dividends thereon to, but not including, the redemption date.

(h) The Corporation shall deliver the applicable Conversion Consideration no later than the third Business Day following the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable.

(i) The shares of Series A Preferred Stock shall not be convertible into or exchangeable for any other property or securities of the Corporation or any other entity, except as otherwise provided herein.

Section 9. No Conversion Rights. The shares of Series A Preferred Stock shall not be convertible into or exchangeable for any other property or securities of the Corporation or any other entity, except as otherwise provided herein.

Section 10. Record Holders. The Corporation and its transfer agent may deem and treat the record holder of any Series A Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor its transfer agent shall be affected by any notice to the contrary.

Section 11. No Maturity or Sinking Fund. The Series A Preferred Stock has no maturity date, and no sinking fund has been established for the retirement or redemption of Series A Preferred Stock.

Section 12. Exclusion of Other Rights. The Series A Preferred Stock shall not have any preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption other than expressly set forth in the Articles of Incorporation and this Certificate of Designation.

Section 13. Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

Section 14. Severability of Provisions. If any preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series A Preferred Stock set forth in this Certificate of Designation are invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of Series A Preferred Stock set forth in this Certificate of Designation which can be given effect without the invalid, unlawful or unenforceable provision thereof shall, nevertheless, remain in full force and effect and no preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series A Preferred Stock herein set forth shall be deemed dependent upon any other provision thereof unless so expressed therein.

Section 15. No Preemptive Rights. No holder of Series A Preferred Stock shall be entitled to any preemptive rights to subscribe for or acquire any unissued shares of capital stock of the Corporation (whether now or hereafter authorized) or securities of the Corporation convertible into or carrying a right to subscribe to or acquire shares of capital stock of the Corporation.

* * * * * *



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☒ **Certificate of Designation**
☐ **Certificate of Amendment to Designation - Before Issuance of Class or Series**
☐ **Certificate of Amendment to Designation - After Issuance of Class or Series**
☐ **Certificate of Withdrawal of Certificate of Designation**

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: XOMA Royalty Corporation Entity or Nevada Business Identification Number (NVID): [TBD]
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: _____ Time: _____ (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: 8.375% Series B Cumulative Perpetual Preferred Stock
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:

5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series
	     As of the date of this certificate no shares of the class or series of stock have been issued.
	
	☐ Certificate of Amendment to Designation- After Issuance of Class or Series
	     The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.

6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* The certificate of designation for the corporation's 8.375% Series B Cumulative Perpetual Preferred Stock is set forth on the pages attached hereto.
7. Withdrawal:	Designation being Withdrawn: _____ Date of Designation: _____ No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X _____ Date: _____ Signature of Officer

* Attach additional page(s) if necessary
This form must be accompanied by appropriate fees.

Page 1 of 1
Revised: 8/1/2023

XOMA ROYALTY CORPORATION
CERTIFICATE OF DESIGNATION
OF
8.375% SERIES B CUMULATIVE PERPETUAL PREFERRED STOCK

Pursuant to Nevada Revised Statutes 78.1955

XOMA Royalty Corporation, a Nevada corporation (the "Corporation"), hereby certifies that, pursuant to the authority expressly vested in the Board of Directors of the Corporation by the Articles of Incorporation of the Corporation (as amended, restated or otherwise modified from time to time, the "Articles of Incorporation"), the Board of Directors has duly adopted the following resolution.

RESOLVED, that, pursuant to authority expressly set forth in the Articles of Incorporation, a series of preferred stock, par value $0.05 per share, of the Corporation to be known as the "8.375% Series B Cumulative Perpetual Preferred Stock" hereby is created, designated and established, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof are as set forth in the Articles of Incorporation and in this Certificate of Designation (as amended, restated or otherwise modified from time to time, this "Certificate of Designation") as follows:

8.375% SERIES B CUMULATIVE PERPETUAL PREFERRED STOCK

Section 1. Designation and Number. The designation of the series of preferred stock shall be 8.375% Series B Cumulative Perpetual Preferred Stock, par value $0.05 per share (hereinafter referred to as the "Series B Preferred Stock"). Each share of Series B Preferred Stock shall be identical in all respects to every other share of Series B Preferred Stock. The number of authorized shares of Series B Preferred Stock shall be 3,600. Such number may from time to time be increased (but not in excess of the total number of authorized shares of preferred stock of the Corporation) or decreased (but not below the number of shares of Series B Preferred Stock then outstanding) by further resolution duly adopted by the Board of Directors of the Corporation (the "Board of Directors") or any duly authorized committee of the Board of Directors and by the filing of a certificate of amendment pursuant to the applicable provisions of the Nevada Revised Statutes (as amended from time to time, the " NRS") stating that such increase or reduction, as the case may be, has been so authorized. The Corporation shall have the authority to issue fractional shares of Series B Preferred Stock.

Section 2. Rank. The Series B Preferred Stock will, as to dividend and other distribution rights and rights upon our liquidation, dissolution or winding-up, rank (1) senior to all classes or series of our common stock and to all other equity securities issued by us other than any equity securities issued by us with terms specifically providing that those equity securities rank junior to the Series B Preferred Stock, (2) senior with respect to the payment of dividends and other distributions and on parity with respect to the distribution of assets upon the Corporation's liquidation, dissolution or winding up with the Corporation's Series X Preferred Stock and on parity with our 8.625% Series A Cumulative Perpetual Preferred Stock ("Series A Preferred Stock"), and with any future class or series of our equity securities expressly designated as ranking on parity with the Series B Preferred Stock; (3) junior to all equity securities issued by us with terms specifically providing that those equity securities rank senior to the Series B Preferred Stock with respect to the payment of dividends and other distributions and the distribution of assets upon our liquidation, dissolution or winding up; and (4) effectively junior to all our existing and future indebtedness (including indebtedness convertible into our common stock or preferred stock) and to the indebtedness and other liabilities of (as well as any preferred equity interests held by others in) our existing or future subsidiaries.

Section 3. Dividends and Other Distributions.

(a) Subject to the preferential rights of the holders of any class or series of capital stock of the Corporation ranking senior to the Series B Preferred Stock as to dividend and other distribution rights, the holders of shares of the Series B Preferred Stock shall be entitled to receive, when, as and if authorized by the Board of Directors and declared by the Corporation, out of funds legally available for the payment of dividends and other distributions, cumulative cash dividends at the rate of 8.375% per annum of the $25,000.00 liquidation preference per share of the Series B Preferred Stock. Such dividends shall accrue and be cumulative from and including the first date on which any shares of Series B Preferred Stock are issued (the "Original Issue Date"), or, if later, the most recent Dividend Payment Date (as defined below) to which dividends have been paid in full (or declared and the corresponding Dividend Record Date (as defined below) for determining stockholders entitled to payment thereof has passed), and shall be payable quarterly in arrears on each Dividend Payment Date, commencing on or about July 15, 2021; provided, however, that if any Dividend Payment Date is not a Business Day (as defined below), then the dividend which would otherwise have been payable on such Dividend Payment Date may be paid, at the Corporation's option, on either the immediately preceding Business Day or the next succeeding Business Day, except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if paid on such Dividend Payment Date, and no interest or additional dividends or other sums shall accrue on the amount so payable from such Dividend Payment Date to such next succeeding Business Day; provided, further, that no dividends shall accrue on any share of Series B Preferred Stock for any Dividend Period (as defined below) having a Dividend Record Date (as defined below) before the date such share of Series B Preferred Stock was issued. The amount of any dividend payable on the Series B Preferred Stock for any period greater or less than a full Dividend Period shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in the stockholder records of the Corporation (or the depositary in the case of depositary shares representing underlying Series B Preferred Stock) at the close of business on the applicable Dividend Record Date. Notwithstanding any provision to the contrary contained herein, each holder of an outstanding share of Series B Preferred Stock shall be entitled to receive a dividend with respect to any Dividend Record Date equal to the dividend paid with respect to each other share of Series B Preferred Stock that is outstanding on such date. "Dividend Record Date" shall mean the date designated by the Board of Directors for the payment of dividends that is not more than 30 or fewer than 10 days prior to the applicable Dividend Payment Date. "Dividend Payment Date" shall mean the 15th calendar day of each January, April, July and October commencing on July 15, 2021. "Dividend Period" shall mean the respective periods commencing on the 15th day of January, April, July and October of each year and ending on and including the day preceding the first day of the next succeeding Dividend Period (other than the initial Dividend Period, which shall commence on the Original Issue Date and end on but exclude July 15, 2021, and other than the Dividend Period during which any shares of Series B Preferred Stock shall be redeemed pursuant to Section 5 or Section 6 hereof, which shall end on and include the day preceding the redemption date with respect to the shares of Series B Preferred Stock being redeemed).

The term "Business Day" shall mean any day, other than a Saturday or Sunday, that is neither a federal legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

(b) Notwithstanding anything contained herein to the contrary, dividends on the Series B Preferred Stock shall accrue whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends, and whether or not such dividends are authorized or declared.

(c) Except as provided in Section 3(d) or 3(f) below, no dividends shall be declared and paid or declared and set apart for payment, and no other distribution of cash or other property may be declared and made, directly or indirectly, on or with respect to any shares of Common Stock or shares of any other class or series of capital stock of the Corporation ranking, as to dividends or other distributions, on parity with or junior to the Series B Preferred Stock for any period, nor shall any shares of Common Stock or any other shares of any other class or series of capital stock of the Corporation ranking, as to payment of dividends and other distributions and the distribution of assets upon the Corporation's liquidation, dissolution or winding up, on parity with or junior to the Series B Preferred Stock be redeemed, purchased or otherwise acquired for any consideration, nor shall any funds be paid or made available for a sinking fund for the redemption of such shares, and no other distribution of cash or other property may be made, directly or indirectly, on or with respect thereto by the Corporation, unless full cumulative dividends on the Series B Preferred Stock for all past Dividend Periods shall have been or contemporaneously are (i) declared and paid or (ii) declared and a sum sufficient for the payment thereof is set apart for such payment.

(d) Except as provided in Section 3(f) below, when dividends are not paid in full (or declared and a sum sufficient for such full payment is not so set apart) on the Series B Preferred Stock and the shares of any other class or series of capital stock ranking, as to dividends, on parity with the Series B Preferred Stock, all dividends declared upon the Series B Preferred Stock and each such other class or series of capital stock ranking, as to dividends, on parity with the Series B Preferred Stock (which, for the avoidance of doubt, shall not include the redemption or repurchase of shares of any such class or series) shall be declared *pro rata* so that the amount of dividends declared per share of Series B Preferred Stock and such other class or series of capital stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series B Preferred Stock and such other class or series of capital stock (which shall not include any accrual in respect of unpaid dividends on such other class or series of capital stock for prior Dividend Periods if such other class or series of capital stock does not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series B Preferred Stock which may be in arrears.

(e) Holders of shares of Series B Preferred Stock shall not be entitled to any dividend or other distribution, whether payable in cash, property or shares of capital stock, in excess of full cumulative dividends on the Series B Preferred Stock as provided herein. Any dividend payment made on the Series B Preferred Stock shall first be credited against the earliest accrued but unpaid dividends due with respect to such shares which remain payable. Accrued but unpaid dividends on the Series B Preferred Stock will accrue as of the Dividend Payment Date on which they first become payable.

(f) Notwithstanding the provisions of this Section 3 or Sections 5 or 6 and regardless of whether dividends are paid in full (or declared and a sum sufficient for such full payment is not so set apart) on the Series B Preferred Stock or the shares of any other class or series of capital stock ranking, as to dividends, on parity with the Series B Preferred Stock for any or all Dividend Periods, the Corporation shall not be prohibited or limited from (i) paying dividends or other distributions on any shares of stock of the Corporation in shares of Common Stock or in shares of any other class or series of capital stock ranking junior to the Series B Preferred Stock as to payment of dividends or other distributions and the distribution of assets upon the Corporation's liquidation, dissolution and winding up, (ii) converting or exchanging any shares of stock of the Corporation for shares of any other class or series of capital stock of the Corporation ranking junior to the Series B Preferred Stock as to payment of dividends and the distribution of assets upon the Corporation's liquidation, dissolution and winding up, or (iii) purchasing or acquiring shares of Series B Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series B Preferred Stock.

Section 4. Liquidation Preference.

(a) Upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, before any distribution or payment shall be made to holders of shares of Common Stock or any other class or series of capital stock of the Corporation ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, junior to the Series B Preferred Stock, the holders of shares of Series B Preferred Stock shall be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders, after payment of or provision for the debts and other liabilities of the Corporation and any class or series of capital stock of the Corporation ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, senior to the Series B Preferred Stock, a liquidation preference of $25,000.00 per share, plus an amount equal to any accrued and unpaid dividends (whether or not authorized or declared) up to but excluding the date of payment. In the event that, upon such voluntary or involuntary liquidation, dissolution or winding up, the available assets of the Corporation are insufficient to pay the full amount of the liquidating distributions on all outstanding shares of Series B Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Corporation ranking, as to rights upon the Corporation's liquidation, dissolution or winding up, on parity with the Series B Preferred Stock in the distribution of assets, then the holders of the Series B Preferred Stock and each such other class or series of capital stock ranking, as to rights upon any voluntary or involuntary liquidation, dissolution or winding up, on parity with the Series B Preferred Stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled. Written notice of any such voluntary or involuntary liquidation, dissolution or winding up of the Corporation, stating the payment date or dates when, and the place or places where, the amounts distributable in such circumstances shall be payable, shall be given not fewer than 30 or more than 60 days prior to the payment date stated therein, to each record holder of shares of Series B Preferred Stock at the respective addresses of such holders as the same shall appear on the stock transfer records of the Corporation. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series B Preferred Stock will have no right or claim to any of the remaining assets of the Corporation. The consolidation, merger or conversion of the Corporation with or into any other corporation, trust or entity, or the voluntary sale, lease, transfer or conveyance of all or substantially all of the property or business of the Corporation, shall not be deemed to constitute a liquidation, dissolution or winding up of the Corporation.

(b) In determining whether a distribution (other than upon voluntary or involuntary liquidation), by dividend, redemption or other acquisition of shares of capital stock of the Corporation or otherwise, is permitted under the NRS, amounts that would be needed, if the Corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of holders of shares of Series B Preferred Stock shall not be added to the Corporation's total liabilities.

Section 5. <u>Redemption.</u>

(a) Subject to Section 6(a) below, the Corporation, at its option, upon notice in accordance with Section 5(d), may redeem the Series B Preferred Stock, in whole or in part, at any time or from time to time, for cash, as follows: (i) on and after _____, 2025 but prior to April 15, 2026, at a redemption price of $25,250.00 per share, (iii) after April 15, 2026 but prior to April 15, 2027, at a redemption price of $25,000.00 per share, in each case, plus any accrued and unpaid dividends (whether or not authorized or declared) thereon up to but not including the date fixed for redemption, without interest, to the extent the Corporation has funds legally available therefor (the "Optional Redemption Right").

(b) On or after April 15, 2026, the Corporation, at its option, upon notice in accordance with Section 5(d), may redeem the Series B Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25,000.00 per share, plus, subject to Section 5(e), all accrued and unpaid dividends (whether or not authorized or declared) thereon up to but not including the date fixed for redemption, without interest, to the extent the Corporation has funds legally available therefor (together with the Optional Redemption Right described in Section 5(a) above, the "<u>Redemption Right</u>"). If fewer than all of the outstanding shares of Series B Preferred Stock are to be redeemed pursuant to this Section 5(b), the shares of Series B Preferred Stock to be redeemed shall be redeemed pro rata (as nearly as may be practicable without creating fractional shares) or by lot as determined by the Corporation. Holders of Series B Preferred Stock to be redeemed shall surrender such Series B Preferred Stock at the place, or in accordance with the book-entry procedures, designated in such notice and shall be entitled to the redemption price of $25,000.00 per share and any accrued and unpaid dividends payable upon such redemption following such surrender. If (i) notice of redemption of any shares of Series B Preferred Stock has been given (in the case of a redemption of the Series B Preferred Stock), (ii) the funds necessary for such redemption have been set aside by the Corporation for the benefit of the holders of any shares of Series B Preferred Stock so called for redemption, and (iii) irrevocable instructions have been given to pay the redemption price and all accrued and unpaid dividends, then from and after the redemption date, dividends shall cease to accrue on such shares of Series B Preferred Stock, such shares of Series B Preferred Stock shall no longer be deemed outstanding, and all rights of the holders of such shares shall terminate, except the right to receive the redemption price plus any accrued and unpaid dividends payable upon such redemption, without interest. So long as full cumulative dividends on the Series B Preferred Stock and any class or series of parity

Preferred Stock for all past Dividend Periods shall have been or contemporaneously are (i) declared and paid, or (ii) declared and a sum sufficient for the payment thereof is set apart for payment, nothing herein shall prevent or restrict the Corporation's right or ability to purchase, from time to time, either at a public or a private sale, all or any part of the Series B Preferred Stock or its common stock at such price or prices as the Corporation may determine, subject to the provisions of applicable law, including the repurchase of shares of Series B Preferred Stock or its common stock in open-market transactions duly authorized by the Board of Directors.

(c) Except as provided in Section 3(f) above, unless full cumulative dividends on the Series B Preferred Stock for all past Dividend Periods shall have been or contemporaneously are (i) declared and paid in cash, or (ii) declared and a sum sufficient for the payment thereof in cash is set apart for payment, no shares of Series B Preferred Stock shall be redeemed pursuant to the Redemption Right or Special Optional Redemption Right (defined below) unless all outstanding shares of Series B Preferred Stock are simultaneously redeemed, and the Corporation shall not purchase or otherwise acquire directly or indirectly any shares of Series B Preferred Stock or any class or series of capital stock of the Corporation ranking, as to payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Corporation, on parity with or junior to the Series B Preferred Stock (except by conversion into or exchange for shares of capital stock of the Corporation ranking, as to payment of dividends and other distributions and the distribution of assets upon liquidation, dissolution or winding up of the Corporation, junior to the Series B Preferred Stock); provided, however, that the foregoing shall not prevent the purchase of Series B Preferred Stock, or any other class or series of capital stock of the Corporation ranking, as to payment of dividends and other distributions and the distribution of assets upon liquidation, dissolution or winding up of the Corporation, on parity with or junior to the Series B Preferred Stock, by the Corporation pursuant to the provisions of Article IV of the Articles of Incorporation or Sections 5 and 9 of this Certificate of Designation or any comparable provision of the Articles of Incorporation relating to any class or series of capital stock hereinafter classified and designated, or the purchase or acquisition of Series B Preferred Stock pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Series B Preferred Stock.

(d) Notice of redemption pursuant to the Redemption Right will be mailed by the Corporation, postage prepaid, not fewer than 30 or more than 60 days prior to the redemption date, addressed to the respective holders of record of the Series B Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Corporation. No failure to give or defect in such notice shall affect the validity of the proceedings for the redemption of any Series B Preferred Stock except as to the holder to whom such notice was defective or not given. In addition to any information required by law or by the applicable rules of any exchange upon which the Series B Preferred Stock may be listed or admitted to trading, each such notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series B Preferred Stock to be redeemed; (iv) the place or places where the certificates (or depositary receipts), if any, representing shares of Series B Preferred Stock are to be surrendered for payment of the redemption price; (v) procedures for surrendering noncertificated shares of Series B Preferred Stock for payment of the redemption price; (vi) that dividends and other distributions on the shares of Series B Preferred Stock to be redeemed will cease to accrue on such redemption date; and (vii) that payment of the redemption price and any accumulated and unpaid dividends will be made upon presentation and surrender of such Series B Preferred Stock. If fewer than all of the shares of Series B Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series B Preferred Stock held by such holder to be redeemed.

(e) If a redemption date falls after a Dividend Record Date and on or prior to the corresponding Dividend Payment Date, each holder of Series B Preferred Stock at the close of business of such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares on or prior to such Dividend Payment Date, and each holder of Series B Preferred Stock that surrenders its shares on such redemption date will be entitled to the dividends accruing after the end of the Dividend Period to which such Dividend Payment Date relates up to but excluding the redemption date

(f) All shares of the Series B Preferred Stock redeemed or repurchased pursuant to this Section 5, or otherwise acquired in any other manner by the Corporation, shall be and hereby are automatically retired and restored to the status of authorized but unissued shares of preferred stock of the Corporation, without designation as to series or class.

Section 6. Special Optional Redemption by the Corporation.

(a) Upon the occurrence of a Delisting Event or Change of Control (each as defined below), the Corporation will have the option upon written notice mailed by the Corporation, postage pre-paid, no fewer than 30 nor more than 60 days prior to the redemption date and addressed to the holders of record of shares of the Series B Preferred Stock to be redeemed at their respective addresses as they appear on the stock transfer records of the Corporation, to redeem the Series B Preferred Stock, in whole or in part, within 90 days after the first date on which such Delisting Event occurred or within 120 days after the first date on which the Change of Control occurred, as applicable, for cash at $25,000.00 per share plus, subject to Section 6(d), accrued and unpaid dividends, if any, to, but not including, the redemption date ("Special Optional Redemption Right"). No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the redemption of any shares of Series B Preferred Stock except as to the holder to whom notice was defective or not given. If, on or prior to the Delisting Event Conversion Date or Change of Control Conversion Date (each as defined below), as applicable, the Corporation has provided or provides notice of redemption with respect to the Series B Preferred Stock (whether pursuant to the Redemption Right or the Special Optional Redemption Right), the holders of shares of Series B Preferred Stock will not have the conversion right described below in Section 8.

A "Change of Control" is when, after the original issuance of the Series B Preferred Stock, each of the following have occurred and are continuing:

(i) the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the Corporation entitling that person to exercise more than 50% of the total voting power of all stock of the Corporation entitled to vote generally in the election of the Corporation's directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(ii) following the closing of any transaction referred to in (i) above, neither the Corporation nor the acquiring or surviving entity (or, if in connection with such transaction holders of Common Stock receive Alternative Form Consideration consisting of common equity securities of another entity, such other entity) has a class of common securities (or American depositary receipts representing such securities) listed on the Nasdaq Stock Market ("NASDAQ"), the New York Stock Exchange (the "NYSE"), or the NYSE American, LLC (the "NYSE AMER"), or listed or quoted on an exchange or quotation system that is a successor to NASDAQ, the NYSE or the NYSE AMER.

A "Delisting Event" occurs when, after the original issuance of Series B Preferred Stock, both (i) the shares of Series B Preferred Stock (or the depositary shares) are no longer listed on NASDAQ, the NYSE or the NYSE AMER, or listed or quoted on an exchange or quotation system that is a successor to NASDAQ, the NYSE or the NYSE AMER, and (ii) the Corporation is not subject to the reporting requirements of the Exchange Act, but any Series B Preferred Stock is still outstanding.

(b) In addition to any information required by law or by the applicable rules of any exchange upon which the Series B Preferred Stock may be listed or admitted to trading, such notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series B Preferred Stock to be redeemed; (iv) the place or places where the certificates, if any, representing shares of Series B Preferred Stock are to be surrendered for payment of the redemption price; (v) procedures for surrendering noncertificated shares of Series B Preferred Stock for payment of the redemption price; (vi) that dividends on the shares of Series B Preferred Stock to be redeemed will cease to accrue on the redemption date; (vii) that payment of the redemption price and any accumulated and unpaid dividends will be made upon presentation and surrender of such Series B Preferred Stock; (viii) that the shares of Series B Preferred Stock are being redeemed pursuant to the Special Optional Redemption Right in connection with the occurrence of a Delisting Event or Change of Control, as applicable, and a brief description of the transaction or transactions constituting such Delisting Event or Change of Control, as applicable; and (ix) that holders of the shares of Series B Preferred Stock to which the notice relates will not be able to tender such shares of Series B Preferred Stock for conversion in connection with the Delisting Event or Change of Control, as applicable, and each share of Series B Preferred Stock tendered for conversion that is selected, prior to the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, for redemption will be redeemed on the related redemption date instead of converted on the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable. If fewer than all of the shares of Series B Preferred Stock held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series B Preferred Stock held by such holder to be redeemed. Holders of Series B Preferred Stock to be redeemed shall surrender such Series B Preferred Stock at the place, or in accordance with the book-entry procedures, designated in such notice and shall be entitled to the redemption price of $25,000.00 per share and any accrued and unpaid dividends payable upon such redemption following such surrender.

If fewer than all of the outstanding shares of Series B Preferred Stock are to be redeemed pursuant to the Special Optional Redemption Right, the shares of Series B Preferred Stock to be redeemed shall be redeemed pro rata (as nearly as may be practicable without creating fractional shares) or by lot as determined by the Corporation.

(c) If (i) the Corporation has given a notice of redemption pursuant to the Special Optional Redemption Right, (ii) the funds necessary for such redemption have been set aside by the Corporation in trust for the benefit of the holders of the shares of Series B Preferred Stock so called for redemption, and (iii) irrevocable instructions have been given to pay the redemption price and all accrued and unpaid dividends, then from and after the redemption date, dividends shall cease to accrue on such shares of Series B Preferred Stock, such shares of Series B Preferred Stock shall no longer be deemed outstanding, and all rights of the holders of such shares shall terminate, except the right to receive the redemption price plus any accrued and unpaid dividends payable upon such redemption, without interest. So long as full cumulative dividends on the Series B Preferred Stock for all past Dividend Periods shall have been or contemporaneously are (i) declared and paid, or (ii) declared and a sum sufficient for the payment thereof is set apart for payment, nothing herein shall prevent or restrict the Corporation's right or ability to purchase, from time to time, either at a public or a private sale, all or any part of the Series B Preferred Stock at such price or prices as the Corporation may determine, subject to the provisions of applicable law, including the repurchase of shares of Series B Preferred Stock in open-market transactions duly authorized by the Board of Directors.

(d) If a redemption date falls after a Dividend Record Date and on or prior to the corresponding Dividend Payment Date, each holder of Series B Preferred Stock at the close of business of such Dividend Record Date shall be entitled to the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares on or prior to such Dividend Payment Date, and each holder of Series B Preferred Stock that surrenders its shares on such redemption date will be entitled to the dividends accruing after the end of the Dividend Period to which such Dividend Payment Date relates up to but excluding the redemption date. Except as provided herein, the Corporation shall make no payment or allowance for unpaid dividends, whether or not in arrears, on Series B Preferred Stock for which a notice of redemption has been given.

(e) All shares of the Series B Preferred Stock redeemed or repurchased pursuant to this Section 6, or otherwise acquired in any other manner by the Corporation, shall be and hereby are automatically retired and restored to the status of authorized but unissued shares of preferred stock of the Corporation, without designation as to series or class.

Section 7. Voting Rights.

(a) Holders of the Series B Preferred Stock shall not have any voting rights, except as set forth in this Section 7.

(b) Whenever dividends or other distributions on any shares of Series B Preferred Stock shall be in arrears for six or more consecutive or non-consecutive quarterly periods (a "Preferred Dividend Default"), the holders of Series B Preferred Stock and the holders of all other classes or series of preferred stock of the Corporation ranking on parity with the Series B Preferred Stock with respect to payment of dividends and other distributions and the distribution of assets upon the Corporation's liquidation, dissolution or winding up and upon which like voting rights have been conferred, including the Series A Preferred Stock, and are exercisable ("Parity Preferred") and with which the holders of Series B Preferred Stock are entitled to vote together as a single class voting together as a single class, shall be entitled to vote for the election of a total of two additional directors to serve on the Board of Directors of the Corporation (the "Preferred Directors") until all dividends accumulated and unpaid on such Series B Preferred for all past Dividend Periods shall have been fully paid. At such time as the holders of Series B Preferred Stock become entitled to vote in the election of Preferred Directors, the number of directors serving on the Board of Directors will be increased automatically by two directors (unless the number of directors has previously been so increased pursuant to the terms of any class or series of Parity Preferred). For the purposes of determining whether a Preferred Dividend Default has occurred or is continuing, a dividend in respect of Series B Preferred Stock shall be considered timely made if made within two Business Days after the applicable Dividend Payment Date if at the time of such late payment date there shall not be any prior quarterly Dividend Periods in respect of which full dividends were not timely made at the applicable Dividend Payment Date.

(c) A Preferred Director will be elected by a plurality of the votes cast in the election of Preferred Directors and shall serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies, subject to Section 7(e) or such Preferred Director's earlier death, disqualification, resignation or removal. The election of Preferred Directors will take place at (i) either (A) a special meeting called in accordance with Section 7(d) below if the request is received more than 90 days before the date fixed for the Corporation's next annual or special meeting of stockholders or (B) the next annual or special meeting of stockholders if the request is received within 90 days of the date fixed for the Corporation's next annual or special meeting of stockholders, and (ii) at each subsequent annual meeting of stockholders, or special meeting at which Preferred Directors are to be elected, until the right of holders of Series B Preferred Stock to elect Preferred Directors shall have terminated as specified in Section 7(e).

(d) At any time when holders of Series B Preferred Stock are entitled to vote in the election of Preferred Directors, the Secretary of the Corporation shall, unless the request is received more than 90 days before the date fixed for the Corporation's next annual or special meeting of stockholders, call or cause to be called, upon written request of holders of record of at least 10% of the outstanding shares of Series B Preferred Stock and Parity Preferred with which the holders of Series B Preferred Stock are entitled to vote together as a single class in the election of Preferred Directors, call a special meeting of stockholders for the purpose of electing Preferred Directors by mailing or causing to be mailed to the stockholders entitled to vote a notice of such special meeting to be held not fewer than ten or more than 45 days after the date such notice is given. The record date for determining holders of the Series B Preferred Stock entitled to notice of and to vote at such special meeting will be the close of business on the third Business Day preceding the day on which such notice is mailed. The holder or holders of one-third of the outstanding shares of Series B Preferred Stock and Parity Preferred with which the holders of Series B Preferred Stock are entitled to vote together as a single class in the election of Preferred Directors, present in person or by proxy, will constitute a quorum for the election of the Preferred Directors except as otherwise required by law. Notice of all meetings of stockholders at which holders of Series B Preferred Stock are entitled to vote in the election of Preferred Directors will be given to such holders at their addresses as they appear in the Corporation's stock transfer records. At any such meeting or adjournment thereof, in the absence of a quorum, subject to the provisions of any applicable law, the affirmative vote of a majority of the holders of the Series B Preferred Stock and Parity Preferred with which the holders of Series B Preferred Stock are entitled to vote together as a single class in the election of Preferred Directors present in person or by proxy, voting together as a single class, shall be sufficient to adjourn the meeting for the election of the Preferred Directors, without notice other than an announcement at the meeting, until a quorum is present. If a Preferred Dividend Default shall terminate after the notice of a special meeting for the purpose of electing Preferred

Directors has been given but before such special meeting has been held, the Corporation shall, as soon as practicable after such termination, mail or cause to be mailed notice of such termination to holders of the Series B Preferred Stock that would have been entitled to vote at such special meeting.

(e) If and when all accumulated dividends on such Series B Preferred Stock for all past Dividend Periods shall have been fully paid, the right of the holders of Series B Preferred Stock to elect such additional two directors shall immediately cease (subject to revesting in the event of each and every Preferred Dividend Default), and, unless there are outstanding shares of Parity Preferred upon which like voting remain exercisable, the term of office of each Preferred Director so elected shall terminate and the number of directors constituting the Board of Directors shall be reduced accordingly. If the rights of holders of Series B Preferred Stock to elect Preferred Directors have terminated in accordance with this Section 7(e) after any record date for the determination of stockholders entitled to vote in the election of such Preferred Directors but before the closing of the polls in such election, holders of Series B Preferred Stock outstanding as of such record date shall not be entitled to vote in such election of Preferred Directors. Any Preferred Director may be removed at any time with or without cause by the vote of, and shall not be removed otherwise than by the vote of, the holders of record of not less than two-thirds of the outstanding shares of Series B Preferred Stock and the Parity Preferred then entitled to vote together as a single class in the election of Preferred Directors (voting together as a single class). So long as a Preferred Dividend Default shall continue, any vacancy in the office of a Preferred Director may be filled by written consent of the Preferred Director remaining in office, or if none remains in office, by a plurality of the votes cast in the election of Preferred Directors. Each of the Preferred Directors shall be entitled to one vote on any matter before the Board of Directors.

(f) So long as any shares of Series B Preferred Stock remain outstanding, the affirmative vote or consent of the holders of two-thirds of the outstanding shares of Series B Preferred Stock and each other class or series of Parity Preferred with which the holders of Series B Preferred Stock are entitled to vote together as a single class on such matter (voting together as a single class), given in person or by proxy, either in writing or at a meeting, will be required to: (i) authorize, create or issue, or increase the number of authorized or issued number of shares of, any class or series of capital stock ranking senior to the Series B Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of the Corporation (collectively, "Senior Capital Stock") or reclassify any authorized shares of capital stock of the Corporation into Senior Capital Stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any Senior Capital Stock; or (ii) amend, alter or repeal the provisions of the Articles of Incorporation, including the terms of the Series B Preferred Stock, whether by merger, consolidation, transfer or conveyance of all or substantially all of its assets or otherwise (an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of the Series B Preferred Stock; provided however, with respect to the occurrence of any Event, so long as the Series B Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that, upon the occurrence of such Event, the Corporation may not be the surviving entity and the surviving entity may not be a corporation, the occurrence of such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of Series B Preferred Stock, and in such case such holders shall not have any voting rights with respect to the occurrence of any Event. In addition, if the holders of the Series B Preferred Stock receive the greater of the full trading price of the Series B Preferred Stock on the date of an Event or the $25,000.00 liquidation preference per share of the Series B Preferred Stock plus all accrued and unpaid dividends thereon pursuant to the occurrence of any Event, then such holders shall not have any voting rights with respect to such Event. If any Event would materially and adversely affect the rights, preferences, privileges or voting powers of the Series B Preferred Stock disproportionately relative to other classes or series of Parity Preferred with which the holders of Series B Preferred Stock are entitled to vote together as a single class on such Event, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the Series B Preferred Stock, voting as a separate class, will also be required. Notwithstanding the foregoing, holders of shares of Series B Preferred Stock shall not be entitled to vote with respect to (A) any increase in the total number of authorized shares of Common Stock or Preferred Stock of the Corporation, (B) any increase in the number of authorized shares of Series B Preferred Stock or the creation or issuance of any other class or series of capital stock or (C) any increase in the number of authorized shares of any other class or series of capital stock; provided that, in each case referred to in clause (A), (B) or (C) above, such capital stock ranks on parity with or junior to the Series B Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up of the Corporation. Except as set forth herein, holders of the Series B Preferred Stock shall not have any voting rights with respect to, and the consent of the holders of the Series B Preferred Stock shall not be required for, the taking of any corporate action, including an Event, regardless of the effect that such corporate action or Event may have upon the powers, preferences, voting power or other rights or privileges of the Series B Preferred Stock.

(g) The foregoing voting provisions of this Section 7 shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series B Preferred Stock shall have been redeemed or called for redemption upon proper notice pursuant to this Certificate of Designation, and sufficient funds, in cash, shall have been deposited in trust to effect such redemption.

(h) In any matter in which the Series B Preferred Stock may vote together as a single class with holders of all other classes or series of parity preferred stock (as expressly provided herein), each share of Series B Preferred Stock shall be entitled to one vote per $25,000.00 of liquidation preference.

Section 8. Conversion. The shares of Series B Preferred Stock are not convertible into or exchangeable for any other property or securities of the Corporation, except as provided in this Section 8.

(a) Upon the occurrence of a Delisting Event or Change of Control, as applicable, each holder of outstanding shares of Series B Preferred Stock shall have the right, unless, on or prior to the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, the Corporation has provided or provides notice of its election to redeem the Series B Preferred Stock pursuant to the Redemption Right or Special Optional Redemption Right, to convert some or all of the Series B Preferred Stock held by such holder (the "Delisting Event Conversion Right" or "Change of Control Conversion Right," as applicable) on the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, into a number of shares of Common Stock per share of Series B Preferred Stock to be converted (the "Common Stock Conversion Consideration") equal to the lesser of (A) the quotient obtained by dividing (i) the sum of (x) the $25,000.00 liquidation preference per share of Series B Preferred Stock to be converted plus (y) the amount of any accrued and unpaid dividends to, but not including, the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable (unless the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, is after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case no additional amount for such accrued and unpaid dividends will be included in such sum) by (ii) the Common Stock Price (as defined herein) and (B) 1.253.13 (the "Share Cap"), subject to the immediately succeeding paragraph.

The Share Cap is subject to pro rata adjustments for any stock splits (including those effected pursuant to a distribution of the Common Stock), subdivisions or combinations (in each case, a "Share Split") with respect to the Common Stock as follows: the adjusted Share Cap as the result of a Share Split shall be the number of shares of Common Stock that is equivalent to the product obtained by multiplying (i) the Share Cap in effect immediately prior to such Share Split by (ii) a fraction, the numerator of which is the number of shares of Common Stock outstanding after giving effect to such Share Split and the denominator of which is the number of shares of Common Stock outstanding immediately prior to such Share Split.

In the case of a Delisting Event or Change of Control, as applicable, pursuant to which shares of Common Stock shall be converted into cash, securities or other property or assets (including any combination thereof) (the "Alternative Form Consideration"), a holder of shares of Series B Preferred Stock shall receive upon conversion of such shares of Series B Preferred Stock the kind and amount of Alternative Form Consideration which such holder would have owned or been entitled to receive upon the Delisting Event or Change of Control, as applicable, had such holder held a number of shares of Common Stock equal to the Common Stock Conversion Consideration immediately prior to the effective time of the Delisting Event or Change of Control, as applicable (the "Alternative Conversion Consideration"; and the Common Stock Conversion Consideration or the

Alternative Conversion Consideration, as may be applicable to a Delisting Event or Change of Control, as applicable, shall be referred to herein as the "Conversion Consideration").

In the event that holders of Common Stock have the opportunity to elect the form of consideration to be received in the Delisting Event or Change of Control, as applicable, the Conversion Consideration will be deemed to be the kind and amount of consideration actually received by holders of a majority of the shares of Common Stock that were voted in such an election (if electing between two types of consideration) or holders of a plurality of the shares of Common Stock that were voted in such an election (if electing between more than two types of consideration), as the case may be, and will be subject to any limitations to which all holders of Common Stock are subject, including, without limitation, pro rata reductions applicable to any portion of the consideration payable in the Delisting Event or Change of Control, as applicable.

The "Delisting Event Conversion Date" or "Change of Control Conversion Date", as applicable, shall be a Business Day set forth in the notice of Delisting Event or Change of Control, as applicable, provided in accordance with Section 8(c) below that is no less than 20 days nor more than 35 days after the date on which the Corporation provides such notice pursuant to Section 8(c).

The "Common Stock Price" shall be (i) if the consideration to be received in the Change of Control by the holders of Common Stock is solely cash, the amount of cash consideration per share of Common Stock or (ii) if the consideration to be received in the Change of Control by holders of Common Stock is other than solely cash (x) the average of the closing sale prices per share of Common Stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Common Stock is then traded, or (y) the average of the last quoted bid prices for the Common Stock in the over-the-counter market as reported by OTC Markets Group, Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Common Stock is not then listed for trading on a U.S. securities exchange.

The "Common Stock Price" for any Delisting Event will be the average of the closing price per share of our common stock on the 10 consecutive trading days immediately preceding, but not including, the effective date of the Delisting Event.

(b) No fractional shares of Common Stock shall be issued upon the conversion of Series B Preferred Stock. In lieu of fractional shares of Common Stock otherwise issuable in respect of the aggregate number of shares of Series B Preferred Stock of any holder that are converted, that holder shall be entitled to receive the cash value of such fractional shares based on the Common Stock Price. If more than one share of Series B Preferred Stock is surrendered for conversion at one time by or for the same holder, the number of full shares of Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series B Preferred Stock so surrendered.

(c) Within 15 days following the occurrence of a Delisting Event or Change of Control, as applicable, a notice of occurrence of the Delisting Event or Change of Control, as applicable, describing the resulting Delisting Event Conversion Right or Change of Control Conversion Right, as applicable, shall be delivered to the holders of record of the Series B Preferred Stock at their addresses as they appear on the Corporation's stock transfer records and notice shall be provided to the Corporation's transfer agent. No failure to give such notice or any defect thereto or in the mailing thereof shall affect the validity of the proceedings for the conversion of any share of Series B Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the events constituting the Delisting Event or Change of Control, as applicable; (ii) the date of the Delisting Event or Change of Control, as applicable; (iii) the last date on which the holders of Series B Preferred Stock may exercise their Delisting Event Conversion Right or Change of Control Conversion Right, as applicable; (iv) the method and period for calculating the Common Stock Price; (v) the Delisting Event

Conversion Right or Change of Control Conversion Date, as applicable; (vi) that if, on or prior to the Delisting Event Conversion Right or Change of Control Conversion Date, as applicable, the Corporation has provided or provides notice of its election to redeem all or any portion of the Series B Preferred Stock, the holder will not be able to convert shares of Series B Preferred Stock designated for redemption and such shares of Series B Preferred Stock shall be redeemed on the related redemption date, even if they have already been tendered for conversion pursuant to the Delisting Event Conversion Right or Change of Control Conversion Right; (vii) if applicable, the type and amount of Alternative Conversion Consideration entitled to be received per share of Series B Preferred Stock; (viii) the name and address of the paying agent and the conversion agent; and (ix) the procedures that the holders of Series B Preferred Stock must follow to exercise the Delisting Event Conversion Right or Change of Control Conversion Right, as applicable.

(d) The Corporation shall issue a press release for publication on the Dow Jones & Corporation, Inc., Business Wire, PR Newswire or Bloomberg Business News (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public), or post notice on the Corporation's website, in any event prior to the opening of business on the first Business Day following any date on which the Corporation provides notice pursuant to Section 8(c) above to the holders of Series B Preferred Stock.

(e) In order to exercise the Delisting Event Conversion Right or Change of Control Conversion Right, as applicable, a holder of shares of Series B Preferred Stock shall be required to deliver, on or before the close of business on the Delisting Event Conversion Right or Change of Control Conversion Date, as applicable, the certificates (if any) representing the shares of Series B Preferred Stock to be converted, duly endorsed for transfer, together with a written conversion notice completed, to the Corporation's transfer agent. Such notice shall state: (i) the relevant Delisting Event Conversion Date or Change of Control Conversion Date, as applicable; (ii) the number of shares of Series B Preferred Stock to be converted; and (iii) that the shares of Series B Preferred Stock are to be converted pursuant to the applicable provisions of this Certificate of Designation. Notwithstanding the foregoing, if the shares of Series B Preferred Stock are held in global form, such notice shall comply with applicable procedures of The Depository Trust Corporation ("DTC").

(f) Holders of Series B Preferred Stock may withdraw any notice of exercise of a Delisting Event Conversion Right or Change of Control Conversion Right (in whole or in part), as applicable, by a written notice of withdrawal delivered to the Corporation's transfer agent prior to the close of business on the Business Day prior to the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable. The notice of withdrawal must state: (i) the number of withdrawn shares of Series B Preferred Stock; (ii) if certificated shares of Series B Preferred Stock have been issued, the certificate numbers of the shares of withdrawn Series B Preferred Stock; and (iii) the number of shares of Series B Preferred Stock, if any, which remain subject to the conversion notice. Notwithstanding the foregoing, if the shares of Series B Preferred Stock are held in global form, the notice of withdrawal shall comply with applicable procedures of DTC.

(g) Shares of Series B Preferred Stock as to which the Delisting Event Conversion Right or Change of Control Conversion Right, as applicable, has been properly exercised and for which the conversion notice has not been properly withdrawn shall be converted into the applicable Conversion Consideration in accordance with the Delisting Event Conversion Right or Change of Control Conversion Right, as applicable, on the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, unless, on or prior to the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, the Corporation has provided or provides notice of its election to redeem such shares of Series B Preferred Stock, whether pursuant to its Redemption Right or Special Optional Redemption Right. If the Corporation elects to redeem shares of Series B Preferred Stock that would otherwise be converted into the applicable Conversion Consideration on a Delisting Event Conversion Date or Change of Control Conversion Date, as applicable, such shares of Series B Preferred Stock shall not be so converted and the holders of such shares shall be entitled to receive on the applicable redemption date $25,000.00 per share, plus any accrued and unpaid dividends thereon to, but not including, the redemption date.

(h) The Corporation shall deliver the applicable Conversion Consideration no later than the third Business Day following the Delisting Event Conversion Date or Change of Control Conversion Date, as applicable.

(i) The shares of Series B Preferred Stock shall not be convertible into or exchangeable for any other property or securities of the Corporation or any other entity, except as otherwise provided herein.

Section 9. <u>No Conversion Rights</u>. The shares of Series B Preferred Stock shall not be convertible into or exchangeable for any other property or securities of the Corporation or any other entity, except as otherwise provided herein.

Section 10. <u>Record Holders</u>. The Corporation and its transfer agent may deem and treat the record holder of any Series B Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor its transfer agent shall be affected by any notice to the contrary.

Section 11. <u>No Maturity or Sinking Fund</u>. The Series B Preferred Stock has no maturity date, and no sinking fund has been established for the retirement or redemption of Series B Preferred Stock.

Section 12. <u>Exclusion of Other Rights</u>. The Series B Preferred Stock shall not have any preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption other than expressly set forth in the Articles of Incorporation and this Certificate of Designation.

Section 13. <u>Headings of Subdivisions</u>. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

Section 14. <u>Severability of Provisions</u>. If any preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series B Preferred Stock set forth in this Certificate of Designation are invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of Series B Preferred Stock set forth in this Certificate of Designation which can be given effect without the invalid, unlawful or unenforceable provision thereof shall, nevertheless, remain in full force and effect and no preferences or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of the Series B Preferred Stock herein set forth shall be deemed dependent upon any other provision thereof unless so expressed therein.

Section 15. <u>No Preemptive Rights</u>. No holder of Series B Preferred Stock shall be entitled to any preemptive rights to subscribe for or acquire any unissued shares of capital stock of the Corporation (whether now or hereafter authorized) or securities of the Corporation convertible into or carrying a right to subscribe to or acquire shares of capital stock of the Corporation.

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FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☒ **Certificate of Designation**
☐ **Certificate of Amendment to Designation - Before Issuance of Class or Series**
☐ **Certificate of Amendment to Designation - After Issuance of Class or Series**
☐ **Certificate of Withdrawal of Certificate of Designation**

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: XOMA Royalty Corporation Entity or Nevada Business Identification Number (NVID): [TBD]
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: _____ Time: _____ (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: Series X Convertible Preferred Stock
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:
5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued.
	☐ Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* The certificate of designation for the corporation's Series X Convertible Preferred Stock is set forth on the pages attached hereto.
7. Withdrawal:	Designation being Withdrawn: _____ Date of Designation: _____ No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	**X** _____ Date: _____ Signature of Officer

* Attach additional page(s) if necessary
This form must be accompanied by appropriate fees.

Page 1 of 1
Revised: 8/1/2023

XOMA ROYALTY CORPORATION

CERTIFICATE OF DESIGNATION
OF
SERIES X CONVERTIBLE PREFERRED STOCK

Pursuant to Nevada Revised Statutes 78.1955

XOMA ROYALTY CORPORATION, a Nevada corporation (the " **Corporation**"), in accordance with the provisions of Section 78.1955 of the Nevada Revised Statutes (as amended from time to time, the "**NRS**"), does hereby certify that the following resolution was duly adopted by the Board of Directors of the Corporation by a duly authorized committee thereof:

RESOLVED, pursuant to authority expressly set forth in the Articles of Incorporation of the Corporation (as amended from time to time, the "**Articles of Incorporation**"), the designation and establishment of a series of preferred stock, par value $0.05 per share, of the Corporation, designated as the Series X Convertible Preferred Stock, is hereby authorized and the designation, number of shares, powers, preferences, rights, qualifications, limitations and restrictions thereof (in addition to any provisions set forth in the Articles of Incorporation that are applicable to the preferred stock of all classes and series of the Corporation) are hereby fixed, and this Certificate of Designation of Series X Convertible Preferred Stock is hereby approved as follows:

SERIES X CONVERTIBLE PREFERRED STOCK

Section 1. Definitions. For the purposes hereof, the following terms shall have the following meanings:

"**Affiliate**" means any Person or entity that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a person or entity, as such terms are used in and construed under Rule 144 under the Securities Act. With respect to a Holder, any investment fund or managed account that is managed on a discretionary basis by the same investment manager as such Holder will be deemed to be an Affiliate of such Holder.

"**Business Day**" means any day except Saturday, Sunday, any day which shall be a federal legal holiday in the United States or any day on which banking institutions in the State of New York are authorized or required by law or other governmental action to close.

"**Closing Sale Price**" means, for any security as of any date, the last closing trade price for such security prior to 4:00 p.m., New York City time, on the principal securities exchange or trading market where such security is listed or traded, as reported by Bloomberg, L.P. (or an equivalent, reliable reporting service mutually acceptable to and hereafter designated by Holders of a majority of the then-outstanding Series X Preferred Stock and the Corporation), or if the foregoing do not apply, the last trade price of such security in the over -the-counter market on the electronic bulletin board for such security as reported by Bloomberg, L.P., or, if no last trade price is reported for such security by Bloomberg, L.P., the average of the bid prices of any market makers for such security as reported on the OTC Pink Market by OTC Markets Group, Inc. If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value as determined in good faith by the Board of Directors of the Corporation (the "**Board of Directors**").

"**Commission**" means the Securities and Exchange Commission.

"**Common Stock**" means the Corporation's common stock, par value $0.0075 per share, and stock of any other class of securities into which such securities may hereafter be reclassified or changed into.

"**Common Stock Equivalents**" means any securities of the Corporation or the subsidiaries which would entitle the holder thereof to acquire at any time Common Stock, including, without limitation, any debt, preferred stock, rights, options, warrants or other instrument that is at any time convertible into or exchangeable for, or otherwise entitles the holder thereof to receive, Common Stock.

"**Conversion Price**" shall mean $4.03, as adjusted pursuant to paragraph 7 hereof.

"**Conversion Shares**" means, collectively, the shares of Common Stock issuable upon conversion of the shares of Series X Preferred Stock in accordance with the terms hereof.

"**Daily Failure Amount**" means the product of (x) .005 multiplied by (y) the Closing Sale Price of the Common Stock on the applicable Share Delivery Date (as defined below).

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"**Holder**" means any holder of Series X Preferred Stock.

"**Issuance Date**" February 15, 2017.

"**Person**" means any individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

"**Securities Act**" means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"**Stated Value**" shall mean $4,030 per share.

"**Subscription Agreement**" means that certain Subscription Agreement, dated as of February 10, 2017, relating to the offering and sale by the Corporation of shares of Common Stock and the Series X Preferred Stock.

"**Trading Day**" means a day on which the Common Stock is traded for any period on the principal securities exchange or if the Common Stock is not traded on a principal securities exchange, on a day that the Common Stock is traded on another securities market on which the Common Stock is then being traded.

Section 2. Designation, Amount and Par Value; Assignment.

(a) The series of preferred stock designated by this Certificate of Designation shall be designated as the Corporation's Series X Convertible Preferred Stock (the "**Series X Preferred Stock**") and the number of shares so designated shall be 5,003. Each share of Series X Preferred Stock shall have a par value of $0.05 per share. The Series X Preferred Stock may be issued in certificated form or in book-entry form, as requested by a Holder. To the extent that any shares of Series X Preferred Stock are issued in book-entry form, references herein to "certificates" shall instead refer to the book-entry notation relating to such shares.

(b) The Corporation shall register shares of the Series X Preferred Stock, upon records to be maintained by the Corporation for that purpose (the "**Series X Preferred Stock Register**"), in the name of the Holders thereof from time to time. The Corporation may deem and treat the registered Holder of shares of Series X Preferred Stock as the absolute owner thereof for the purpose of any conversion thereof and for all other purposes. The Corporation shall register the transfer of any shares of Series X Preferred Stock in the Series X Preferred Stock Register, upon surrender of the certificates evidencing such shares to be transferred, duly endorsed by the Holder thereof, to the Corporation at its address specified herein. Upon any such registration or transfer, a new certificate evidencing the shares of Series X Preferred Stock so transferred shall be issued to the transferee and a new certificate evidencing the remaining portion of the shares not so transferred, if any, shall be issued to the transferring Holder, in each case, within three Business Days. The provisions of this Certificate of Designation are intended to be for the benefit of all Holders from time to time and shall be enforceable by any such Holder.

Section 3. Dividends. Holders shall not be entitled to receive any dividends or other distributions in respect of the Series X Preferred Stock, except to the extent that dividends or other distributions are paid on the Corporation's Common Stock, in which case the Holders of the Series X Preferred Stock shall be entitled to participate in such dividends or other distributions, on an as-converted basis (without regard to the Beneficial Ownership Limitation (as defined below)).

Section 4. Voting Rights Amendments.

(a) Except as otherwise provided herein or as otherwise required by the NRS, the Series X Preferred Stock shall have no voting rights.

(b) Notwithstanding Section 4(a), so long as at least 50% of the authorized shares of Series X Preferred Stock are outstanding, the Corporation shall not, without the affirmative vote of the Holders of a majority of the then outstanding shares of the Series X Preferred Stock: (a) alter or amend this Certificate of Designation, amend or repeal any provision of, or add any provision to, the Articles of Incorporation or bylaws of the Corporation, or file any certificate of amendment or certificate of designation with regard to any series of preferred stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the Series X Preferred Stock, regardless of whether any of the foregoing actions shall be by means of amendment to the Articles of Incorporation or by merger, consolidation or otherwise, (b) issue further shares of Series X Preferred Stock or increase or decrease (other than by conversion) the number of authorized shares of Series X Preferred Stock, (c) sell, assign, monetize, pledge or otherwise divest or encumber the Corporation's rights under any material license agreement, joint venture or other partnership agreement to which the Corporation is a party and involving any drug or drug candidate (whether such rights, drugs and/or drug candidates are in existence as of the Issuance Date or subsequently created or acquired), including, but not limited to the "Assets" as such term is defined in the Subscription Agreement, (d) issue or commit to issue, in any calendar year, any Common Stock, Common Stock Equivalents or other equity securities of the Corporation or securities convertible or exercisable for equity securities of the Corporation (but *excluding*: (i) securities issued pursuant to any equity compensation plan(s) approved by a majority vote of the Corporation's stockholders, (ii) issuances to financial institutions, equipment lessors, licensees, licensors, vendors, service providers, landlords, brokers or similar entities in connection with commercial credit arrangements, equipment financings, license or partnering arrangements, commercial services, commercial property lease transactions or similar transactions, the principal purpose of which is other than the raising of capital through the sale of equity securities of the Corporation and the terms of which are approved by the Board of Directors in an aggregate amount not to exceed 20% of the number of shares of Common Stock issued and outstanding as of December 31 of the immediately prior calendar year, and (iii) securities issued in connection with the exercise or conversion of any Common Stock Equivalent that is outstanding as of the Issuance Date or that is subsequently issued under the exemptions set forth in Section 4(b)(d)(i) and (ii)), (e) issue any equity-based award or compensation (e.g., stock options, restricted stock, restricted stock units and stock-appreciation rights (whether settled in stock or cash)) to the Corporation's principal executive officer and/or principal financial officer, except to the extent that such award has been unanimously approved by the Compensation Committee of the Board of Directors at a time when a designee of a Holder then serves on such committee, or (f) enter into any agreement with respect to any of the foregoing.

(c) Any vote required or permitted under Section 4(b) may be taken at a meeting of the Holders of the Series X Preferred Stock or through the execution of an action by written consent in lieu of such meeting, provided that the consent is executed by Holders representing at least a majority of the outstanding shares of Series X Preferred Stock.

Section 5. Rank; Liquidation.

(a) The Series X Preferred Stock shall rank: (i) senior to any class or series of capital stock of the Corporation hereafter created specifically ranking by its terms junior to any Series X Preferred Stock ("**Junior Securities**"); (ii) on parity with the Common Stock and any other class or series of capital stock of the Corporation hereafter created specifically ranking by its terms on parity with the Series X Preferred Stock (the "**Parity Securities**"); and (iii) junior to any class or series of capital stock of the Corporation hereafter created specifically ranking by its terms senior to any Series X Preferred Stock ("**Senior Securities**"), in each case, as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntarily or involuntarily (all such distributions being referred to collectively as "**Liquidating Distributions**").

(b) Subject to the prior and superior rights of the holders of any Senior Securities of the Corporation, upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, each Holder of shares of Series X Preferred Stock shall be entitled to receive, in preference to any Liquidating Distributions of any of the assets or surplus funds of the Corporation to the holders of the Junior Securities, and pari passu with any Liquidating Distribution to the holders of the Parity Securities, an equivalent amount of Liquidating Distributions as would be paid on the Common Stock underlying the Series X Preferred Stock, determined on an as-converted basis (without regard to the Beneficial Ownership Limitation), plus an additional amount equal to any dividends or other distributions declared but unpaid on such shares, before any payments shall be made or any assets distributed to holders of any class of Junior Securities. If, upon any such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be insufficient to pay the Holders of shares of the Series X Preferred Stock the amount required under the preceding sentence, then all remaining assets of the Corporation shall be distributed ratably to Holders of the shares of the Series X Preferred Stock and holders of Parity Securities.

Section 6. Conversion.

(a) Conversions at Option of Holder. Each share of Series X Preferred Stock shall be convertible, at any time and from time to time from and after the Issuance Date, at the option of the Holder thereof, into a number of shares of Common Stock equal to the Conversion Ratio. Holders shall effect conversions by providing the Corporation with the form of conversion notice attached hereto as **Annex A** (a "**Notice of Conversion**"), duly completed and executed. Other than a conversion following a Fundamental Transaction or following a notice provided for under Section 7(d)(ii) hereof, the Notice of Conversion must specify at least a number of shares of Series X Preferred Stock to be converted equal to the lesser of (x) 100 shares (such number subject to appropriate adjustment following the occurrence of an event specified in Section 7(a) hereof) and (y) the number of shares of Series X Preferred Stock then held by the Holder. Provided the Corporation's transfer agent is participating in the Depository Trust Company ("**DTC**") Fast Automated Securities Transfer program, the Notice of Conversion may specify, at the Holder's election, whether the applicable Conversion Shares shall be credited to the account of the Holder's prime broker with DTC through its Deposit Withdrawal Agent Commission system (a "**DWAC Delivery**"). The "**Conversion Date**", or the date on which a conversion shall be deemed effective, shall be defined as the Trading Day that the Notice of Conversion, completed and executed, is sent by facsimile to, and received during regular business hours by, the Corporation; provided that the original certificate(s) (if applicable) representing such shares of Series X Preferred Stock being converted, duly endorsed, and the accompanying Notice of Conversion, are received by the Corporation within two (2) Trading Days thereafter. In all other cases, the Conversion Date shall be defined as the Trading Day on which the original share certificate(s) (if applicable) of Series X Preferred Stock being converted, duly endorsed, and the accompanying Notice of Conversion, are received by the Corporation. The calculations set forth in the Notice of Conversion shall control in the absence of manifest or mathematical error.

(b) Conversion Ratio. The "**Conversion Ratio**" for each share of Series X Preferred Stock shall be equal to the Stated Value divided by the Conversion Price.

(c) Beneficial Ownership Limitation. Notwithstanding anything herein to the contrary, the Corporation shall not effect any conversion of the Series X Preferred Stock, and a Holder shall not have the right to convert any portion of the Series X Preferred Stock, to the extent that, after giving effect to an attempted conversion set forth on an applicable Notice of Conversion, such Holder (together with such Holder's Affiliates, and any other Person whose beneficial ownership of Common Stock would be aggregated with the Holder's for purposes of Section 13(d) or Section 16 of the Exchange Act and the applicable regulations of the Commission, including any "group" of which the Holder is a member (the foregoing, "**Attribution Parties**")) would beneficially own a number of shares of Common Stock in excess of the Beneficial Ownership Limitation (as defined below). For purposes of the foregoing sentence, the number of shares of Common Stock beneficially owned by such Holder and its Attribution Parties shall include the number of shares of Common Stock issuable upon conversion of the Series X Preferred Stock subject to the Notice of Conversion with respect to which such determination is being made, but shall exclude the number of shares of Common Stock which are issuable upon (A) conversion of the remaining, unconverted Series X Preferred Stock beneficially owned by such Holder or any of its Attribution Parties, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation (including any warrants) beneficially owned by such Holder or any of its Attribution Parties that are subject to a limitation on conversion or exercise similar to the limitation contained herein. For purposes of this Section 6(c), beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the applicable regulations of the Commission. In addition, for purposes hereof, "group" has the meaning set forth in Section 13(d) of the Exchange Act and the applicable regulations of the Commission. For purposes of this Section 6(c), in determining the number of outstanding shares of Common Stock, a Holder may rely on the number of outstanding shares of Common Stock as stated in the most recent of the following: (A) the Corporation's most recent periodic or annual filing with the Commission, as the case may be, (B) a more recent public announcement by the Corporation that is filed with the Commission, or (C) a more recent notice by the Corporation or the Corporation's transfer agent to the Holder setting forth the number of shares of Common Stock then outstanding. Upon the written request of a Holder (which may be by email), the Corporation shall, within three (3) Trading Days thereof, confirm in writing to such Holder (which may be via email) the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to any actual conversion or exercise of securities of the Corporation, including shares of Series X Preferred Stock, by such Holder or its Attribution Parties since the date as of which such number of outstanding shares of Common Stock was last publicly reported or confirmed to the Holder. The "**Beneficial Ownership Limitation**" shall be 19.99% of the number of shares of the Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock pursuant to such Notice of Conversion (to the extent permitted pursuant to this Section 6(c)), provided that a Holder may, upon providing written notice to the Corporation, elect to increase or decrease the Beneficial Ownership Limitation (not to exceed the limits under NASDAQ Marketplace Rule 5635(b), to the extent then applicable), with any increase to be effective only after 61 days from delivery of such notice to the Corporation. The Corporation shall be entitled to rely on representations made to it by the Holder in any Notice of Conversion regarding its Beneficial Ownership Limitation.

(d) Mechanics of Conversion

i. Delivery of Certificate or Electronic Issuance Upon Conversion. Not later than three Trading Days after the applicable Conversion Date, or if the Holder requests the issuance of physical certificate(s), two Trading Days after receipt by the Corporation of the original certificate(s) representing such shares of Series X Preferred Stock being converted, duly endorsed, and the accompanying Notice of Conversion (the "**Share Delivery Date**"), the Corporation shall either: (a) deliver, or cause to be delivered, to the converting Holder a physical certificate or certificates representing the number of Conversion Shares being acquired upon the conversion of shares of Series X Preferred Stock; or (b) in the case of a DWAC Delivery, electronically transfer such Conversion Shares by crediting the account of the Holder's prime broker with DTC through its DWAC system. If in the case of any Notice of Conversion such certificate or certificates are not delivered to or as directed by or, in the case of a DWAC Delivery, such shares are not electronically delivered to or as directed by, the applicable Holder by the Share Delivery Date, the applicable Holder shall be entitled to elect to rescind such Notice of Conversion by written notice to the

Corporation at any time on or before its receipt of such certificate or certificates for Conversion Shares or electronic receipt of such shares, as applicable, in which event the Corporation shall promptly return to such Holder any original Series X Preferred Stock certificate delivered to the Corporation and such Holder shall promptly return to the Corporation any Common Stock certificates or otherwise direct the return of any shares of Common Stock delivered to the Holder through the DWAC system, representing the shares of Series X Preferred Stock unsuccessfully tendered for conversion to the Corporation.

ii. Obligation Absolute. Subject to Section 6(c) hereof and subject to Holder's right to rescind a Notice of Conversion pursuant to Section 6(d)(i) above, the Corporation's obligation to issue and deliver the Conversion Shares upon conversion of Series X Preferred Stock in accordance with the terms hereof are absolute and unconditional, irrespective of any action or inaction by a Holder to enforce the same, any waiver or consent with respect to any provision hereof, the recovery of any judgment against any Person or any action to enforce the same, or any setoff, counterclaim, recoupment, limitation or termination, or any breach or alleged breach by such Holder or any other Person of any obligation to the Corporation or any violation or alleged violation of law by such Holder or any other Person, and irrespective of any other circumstance which might otherwise limit such obligation of the Corporation to such Holder in connection with the issuance of such Conversion Shares. Subject to Section 6(c) hereof and subject to Holder's right to rescind a Notice of Conversion pursuant to Section 6(d)(i) above, in the event a Holder shall elect to convert any or all of its Series X Preferred Stock, the Corporation may not refuse conversion based on any claim that such Holder or anyone associated or affiliated with such Holder has been engaged in any violation of law, agreement or for any other reason, unless an injunction from a court, on notice to Holder, restraining and/or enjoining conversion of all or part of the Series X Preferred Stock of such Holder shall have been sought and obtained by the Corporation, and the Corporation posts a surety bond for the benefit of such Holder in the amount of 150% of the value of the Conversion Shares into which would be converted the Series X Preferred Stock which is subject to such injunction, which bond shall remain in effect until the completion of arbitration/litigation of the underlying dispute and the proceeds of which shall be payable to such Holder to the extent it obtains judgment. In the absence of such injunction, the Corporation shall, subject to Section 6(c) hereof and subject to Holder's right to rescind a Notice of Conversion pursuant to Section 6(d)(i) above, issue Conversion Shares upon a properly noticed conversion. If the Corporation fails to deliver to a Holder such certificate or certificates, or electronically deliver (or cause its transfer agent to electronically deliver) such shares in the case of a DWAC Delivery, pursuant to Section 6(d)(i) on or prior to the fifth Trading Day after the Share Delivery Date applicable to such conversion (other than a failure caused by incorrect or incomplete information provided by Holder to the Corporation), then, unless the Holder has rescinded the applicable Notice of Conversion pursuant to Section 6(d)(i) above, the Corporation shall pay (as liquidated damages and not as a penalty) to such Holder an amount payable, at the Corporation's option, either (a) in cash or (b) to the extent that it would not cause the Holder or its Attribution Parties to exceed the Beneficial Ownership Limitation, in shares of Common Stock that are valued for these purposes at the Closing Sale Price on the date of such calculation, in each case equal to the product of (x) the number of Conversion Shares required to have been issued by the Corporation on such Share Delivery Date, (y) an amount equal to the Daily Failure Amount and (z) the number of Trading Days actually lapsed after such fifth Trading Day after the Share Delivery Date during which such certificates have not been delivered, or, in the case of a DWAC Delivery, such shares have not been electronically delivered; *provided, however*, the Holder shall only receive up to such amount of shares of Common Stock such that Holder and its Attribution Parties and any other persons or entities whose beneficial ownership of Common Stock would be aggregated with the Holder's for purposes of Section 13(d) of the Exchange Act (including shares held by any "group" of which the Holder is a member, but excluding shares beneficially owned by virtue of the ownership of securities or rights to acquire securities that have limitations on the right to convert, exercise or purchase similar to the limitation set forth herein) shall not collectively beneficially own greater than the Beneficial Ownership Limitation. Nothing herein shall limit a Holder's right to pursue actual damages for the Corporation's failure to deliver Conversion Shares within the period specified herein and such Holder shall have the right to pursue all remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief; provided that Holder shall not receive duplicate damages for the Corporation's failure to deliver Conversion Shares within the period specified herein. The exercise of any such rights shall not prohibit a Holder from seeking to enforce damages pursuant to any other Section hereof or under applicable law.

iii. <u>Compensation for Buy-In on Failure to Timely Deliver Certificates Upon Conversion</u>. If the Corporation fails to deliver to a Holder the applicable certificate or certificates or to effect a DWAC Delivery, as applicable, by the Share Delivery Date pursuant to Section 6(d)(i) (other than a failure caused by incorrect or incomplete information provided by Holder to the Corporation), and if after such Share Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder's brokerage firm otherwise purchases, shares of Common Stock to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a "**Buy-In**"), then the Corporation shall (A) pay in cash to such Holder (in addition to any other remedies available to or elected by such Holder) the amount by which (x) such Holder's total purchase price (including any brokerage commissions) for the shares of Common Stock so purchased exceeds (y) the product of (1) the aggregate number of shares of Common Stock that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of such Holder, either reissue (if surrendered) the shares of Series X Preferred Stock equal to the number of shares of Series X Preferred Stock submitted for conversion or deliver to such Holder the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6(d)(i). For example, if a Holder purchases shares of Common Stock having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Series X Preferred Stock with respect to which the actual sale price (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Corporation shall be required to pay such Holder $1,000. The Holder shall provide the Corporation written notice, within three (3) Trading Days after the occurrence of a Buy-In, indicating the amounts payable to such Holder in respect of such Buy-In together with applicable confirmations and other evidence reasonably requested by the Corporation. Nothing herein shall limit a Holder's right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Corporation's failure to timely deliver certificates representing shares of Common Stock upon conversion of the shares of Series X Preferred Stock as required pursuant to the terms hereof; provided, however, that the Holder shall not be entitled to both (i) require the reissuance of the shares of Series X Preferred Stock submitted for conversion for which such conversion was not timely honored and (ii) receive the number of shares of Common Stock that would have been issued if the Corporation had timely complied with its delivery requirements under Section 6(d)(i).

iv. <u>Reservation of Shares Issuable Upon Conversion</u>. The Corporation covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of the Series X Preferred Stock, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders of the Series X Preferred Stock, not less than such aggregate number of shares of the Common Stock as shall be issuable (taking into account the adjustments of Section 7) upon the conversion of all outstanding shares of Series X Preferred Stock. The Corporation covenants that all shares of Common Stock that shall be so issuable shall, upon issuance, be duly authorized, validly issued, fully paid and non-assessable.

v. <u>Fractional Shares</u>. No fractional shares or scrip representing fractional shares of Common Stock shall be issued upon the conversion of the Series X Preferred Stock. As to any fraction of a share which a Holder would otherwise be entitled to receive upon such conversion, the Corporation shall pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Conversion Price.

vi. <u>Transfer Taxes</u>. The issuance of certificates for shares of the Common Stock upon conversion of the Series X Preferred Stock shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificates, provided that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such certificate upon conversion in a name other than that of the registered Holder(s) of such shares of Series X Preferred Stock and the Corporation shall not be required to issue or deliver such certificates unless or until the Person or Persons requesting the issuance thereof shall have paid to the Corporation the amount of such tax or shall have established to the satisfaction of the Corporation that such tax has been paid.

(e) Status as Stockholder. Upon each Conversion Date, (i) the shares of Series X Preferred Stock being converted shall be deemed converted into shares of Common Stock and (ii) the Holder's rights as a holder of such converted shares of Series X Preferred Stock shall cease and terminate, excepting only the right to receive certificates for such shares of Common Stock and to any remedies provided herein or otherwise available at law or in equity to such Holder because of a failure by the Corporation to comply with the terms of this Certificate of Designation. In all cases, the Holder shall retain all of its rights and remedies for the Corporation's failure to convert Series X Preferred Stock.

Section 7. Certain Adjustments.

(a) Share Dividends and Stock Splits. If the Corporation, at any time while this Series X Preferred Stock is outstanding: (A) pays a share dividend or otherwise makes a distribution or distributions payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation upon conversion of this Series X Preferred Stock) with respect to the then outstanding shares of Common Stock; (B) subdivides outstanding shares of Common Stock into a larger number of shares; or (C) combines (including by way of a reverse stock split) outstanding shares of Common Stock into a smaller number of shares, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of shares of Common Stock (excluding any treasury shares of the Corporation) outstanding immediately before such event and of which the denominator shall be the number of shares of Common Stock outstanding immediately after such event (excluding any treasury shares of the Corporation). Any adjustment made pursuant to this Section 7(a) shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision or combination.

(b) Fundamental Transaction. If, at any time while this Series X Preferred Stock is outstanding, (A) the Corporation effects any merger or consolidation of the Corporation with or into another Person or any stock sale to, or other business combination (including, without limitation, a reorganization, recapitalization, spin-off, share exchange or scheme of arrangement) with or into another Person (other than such a transaction in which the Corporation is the surviving or continuing entity and its Common Stock is not exchanged for or converted into other securities, cash or property), (B) the Corporation effects any sale of all or substantially all of its assets in one transaction or a series of related transactions, (C) any tender offer or exchange offer (whether by the Corporation or another Person) is completed pursuant to which more than 50% of the Common Stock not held by the Corporation or such Person is exchanged for or converted into other securities, cash or property, or (D) the Corporation effects any reclassification of the Common Stock or any compulsory share exchange pursuant (other than as a result of a dividend, subdivision or combination covered by Section 7(a) above) to which the Common Stock is effectively converted into or exchanged for other securities, cash or property (in any such case, a "**Fundamental Transaction**"), then, upon any subsequent conversion of this Series X Preferred Stock the Holders shall have the right to receive, in lieu of the right to receive Conversion Shares, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction, the same kind and amount of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of one share of Common Stock (the "**Alternate Consideration**"). For purposes of any such subsequent conversion, the determination of the Conversion Ratio shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one share of Common Stock in such Fundamental Transaction, and the Corporation shall adjust the Conversion Ratio in a reasonable manner reflecting the relative value of any different components of the

Alternate Consideration. If holders of Common Stock are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holders shall be given the same choice as to the Alternate Consideration it receives upon any conversion of this Series X Preferred Stock following such Fundamental Transaction. To the extent necessary to effectuate the foregoing provisions, any successor to the Corporation or surviving entity in such Fundamental Transaction shall file a new Certificate of Designation with the same terms and conditions and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders' right to convert such preferred stock into Alternate Consideration. The terms of any agreement to which the Corporation is a party and pursuant to which a Fundamental Transaction is effected shall include terms requiring any such successor or surviving entity to comply with the provisions of this Section 7(b) and insuring that this Series X Preferred Stock (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction. The Corporation shall cause to be delivered to each Holder, at its last address as it shall appear upon the stock books of the Corporation, written notice of any Fundamental Transaction at least 20 calendar days prior to the date on which such Fundamental Transaction is expected to become effective or close.

(c) Calculations. All calculations under this Section 7 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Section 7, the number of shares of Common Stock deemed to be issued and outstanding as of a given date shall be the sum of the number of shares of Common Stock (excluding any treasury shares of the Corporation) issued and outstanding.

(d) Notice to the Holders.

i. Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Section 7, the Corporation shall promptly deliver to each Holder a notice setting forth the Conversion Ratio after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

ii. Other Notices. If: (A) the Corporation shall declare a dividend (or any other distribution in whatever form) on the Common Stock, (B) the Corporation shall declare a special nonrecurring cash dividend on or a redemption of the Common Stock, (C) the Corporation shall authorize the granting to all holders of the Common Stock of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any stockholders of the Corporation shall be required in connection with any reclassification of the Common Stock, any consolidation or merger to which the Corporation is a party, any sale or transfer of all or substantially all of the assets of the Corporation, or any compulsory share exchange whereby the Common Stock is converted into other securities, cash or property, or (E) the Corporation shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, then, in each case, the Corporation shall cause to be filed at each office or agency maintained for the purpose of conversion of this Series X Preferred Stock, and shall cause to be delivered to each Holder at its last address as it shall appear upon the stock books of the Corporation, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Common Stock of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Common Stock of record shall be entitled to exchange their shares of the Common Stock for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice.

Section 8. Miscellaneous.

(a) Notices. Any and all notices or other communications or deliveries to be provided by the Holders hereunder including, without limitation, any Notice of Conversion, shall be in writing and delivered personally, by facsimile or by other electronic transmission, or sent by a nationally recognized overnight courier service, addressed to the Corporation, at 2910 Seventh Street, Berkeley, California 94710, email: LegalDept@xoma.com, or such other email address as the Corporation may specify for such purposes by notice to the Holders delivered in accordance with this Section. Any and all notices or other communications or deliveries to be provided by the Corporation hereunder shall be in writing and delivered personally, by email, or sent by a nationally recognized overnight courier service addressed to each Holder at the email address of such Holder appearing on the books of the Corporation, or if no such email address appears on the books of the Corporation, at the principal place of business of such Holder. Any notice or other communication or deliveries hereunder shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section prior to 5:30 p.m. (Pacific Time) on any date, (ii) the date immediately following the date of transmission, if such notice or communication is delivered via email at the email address specified in this Section between 5:30 p.m. and 11:59 p.m. (Pacific Time) on any date, (iii) the second Business Day following the date of mailing, if sent by nationally recognized overnight courier service, or (iv) upon actual receipt by the party to whom such notice is required to be given.

(b) Lost or Mutilated Series X Preferred Stock Certificate. If a Holder's Series X Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series X Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership thereof, reasonably satisfactory to the Corporation and, in each case, customary and reasonable indemnity, if requested. Applicants for a new certificate under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable third-party costs as the Corporation may prescribe.

(c) Waiver. Any waiver by the Corporation or a Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation or a waiver by any other Holders. The failure of the Corporation or a Holder to insist upon strict adherence to any term of this Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party (or any other Holder) of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation. Any waiver by the Corporation or a Holder must be in writing. Notwithstanding any provision in this Certificate of Designation to the contrary, any provision contained herein and any right of the Holders of Series X Preferred Stock granted hereunder may be waived as to all shares of Series X Preferred Stock (and the Holders thereof) upon the written consent of the Holders of not less than a majority of the shares of Series X Preferred Stock then outstanding, unless a higher percentage is required by the NRS, in which case the written consent of the Holders of not less than such higher percentage shall be required.

(d) Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any Person or circumstance, it shall nevertheless remain applicable to all other Persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

(e) Next Business Day. Whenever any payment or other obligation hereunder shall be due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day.

(f) Headings. The headings contained herein are for convenience only, do not constitute a part of this Certificate of Designation and shall not be deemed to limit or affect any of the provisions hereof.

(g) Status of Converted Series X Preferred Stock. If any shares of Series X Preferred Stock shall be converted or reacquired by the Corporation, such shares shall be and hereby are automatically retired and restored to the status of authorized but unissued shares of preferred stock of the Corporation and shall no longer be designated as Series X Preferred Stock.

* * * * * *

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT SHARES OF SERIES X PREFERRED STOCK)

The undersigned Holder hereby irrevocably elects to convert the number of shares of Series X Preferred Stock indicated below, represented by stock certificate No(s). (the "**Preferred Stock Certificates**"), into shares of common stock, par value $0.0075 per share (the "**Common Stock**"), of XOMA Royalty Corporation, a Nevada corporation (the "**Corporation**"), as of the date written below. If securities are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto. Capitalized terms utilized but not defined herein shall have the meaning ascribed to such terms in that certain Certificate of Designation of Series X Convertible Preferred Stock (the "**Certificate of Designation**") filed by the Corporation with the Nevada Secretary of State on _____, 20__.

As of the date hereof, the number of shares of Common Stock beneficially owned by the undersigned Holder (together with such Holder's Affiliates, and any other Person whose beneficial ownership of Common Stock would be aggregated with the Holder's for purposes of Section 13(d) or Section 16 of the Exchange Act and the applicable regulations of the Commission, including any "group" of which the Holder is a member (the foregoing, "**Attribution Parties**")), including the number of shares of Common Stock issuable upon conversion of the Series X Preferred Stock subject to this Notice of Conversion, but excluding the number of shares of Common Stock which are issuable upon (A) conversion of the remaining, unconverted Series X Preferred Stock beneficially owned by such Holder or any of its Attribution Parties, and (B) exercise or conversion of the unexercised or unconverted portion of any other securities of the Corporation (including any warrants) beneficially owned by such Holder or any of its Attribution Parties that are subject to a limitation on conversion or exercise similar to the limitation contained in Section 6(c) of the Certificate of Designation, is _____. For purposes hereof, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the applicable regulations of the Commission. In addition, for purposes hereof, "group" has the meaning set forth in Section 13(d) of the Exchange Act and the applicable regulations of the Commission.

Conversion calculations:

Date to Effect Conversion:

Number of shares of Series X Preferred Stock owned prior to Conversion:

Number of shares of Series X Preferred Stock to be Converted:

Number of shares of Common Stock to be Issued:

Address for delivery of physical certificates:

or

for DWAC Delivery:

DWAC Instructions:

Broker no:

Account no:

HOLDER

By: _____
        Name:
        Title:
        Date:

EXHIBIT D
TO PLAN OF CONVERSION

NEVADA BYLAWS

BYLAWS
OF
XOMA ROYALTY CORPORATION
(the "Company")

ARTICLE I
OFFICES

Section 1. The registered office shall be the street address of the Company's registered agent.

Section 2. The Company may also have offices at such other places both within and without the State of Nevada as the Board of Directors of the Company (the "Board of Directors") may from time to time determine or the business of the Company may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 1. All meetings of the stockholders, whether for the election of directors or for any other purpose, shall be held at such date, time and physical location, if any, either within or without the State of Nevada, as shall be designated from time to time by resolution of the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2. The Company shall hold an annual meeting of stockholders for the election of directors as required by Nevada Revised Statutes (as amended from time to time, "NRS") Chapter 78. At such annual meetings of stockholders, the stockholders shall elect, by a plurality of the votes cast, all of the members of the Board of Directors and transact such other business as may properly be brought before the meeting.

Section 3. Written notice of the annual meeting of stockholders stating the physical location, if any, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 4. The officer who has charge of the stock ledger of the Company shall prepare and make, or cause to be prepared and made, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. If the meeting is to be held at a physical location, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 5. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by the NRS, may be held at any physical location, if any, within or without the State of Nevada, and may be called by the Chief Executive Officer and shall be called by the Chief Executive Officer or Secretary at the request in writing of a majority of the Board of Directors. Such request shall state the purpose or purposes of the proposed meeting. Upon a request of stockholders holding at the date of such request not less than one-tenth of the voting power of the shares of capital stock of the Company issued and entitled to vote at meetings of stockholders of the Company (the "Requesting Stockholders"), the Board of Directors shall proceed to convene a special meeting of stockholders. The request must be in writing and state the purposes of the special meeting and must be signed by the Requesting Stockholders and delivered at the registered office of the Company. If the Board of Directors does not within twenty-one (21) days from the date of such delivery proceed to call a special meeting of stockholders, the Requesting Stockholders, or any of them representing more than one half of the total voting power of the Requesting Stockholders, may themselves convene a special meeting, but any special meeting so convened shall not be held after the expiration of three months from the date of the delivery of the request at the registered office of the Company. A special meeting convened by the Requesting Stockholders shall be convened in the same manner, as nearly as possible, as that in which meetings of stockholders are to be convened by directors.

Section 6. Written notice of a special meeting stating the physical location, if any, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting, to each stockholder entitled to vote at such meeting.

Section 7. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 8. The holders of a majority in voting power of the shares issued and entitled to vote thereat, present in person or represented by proxy at the commencement of the meeting, shall constitute a quorum at all meetings of the stockholders for the transaction of all business except as otherwise required by the articles of incorporation of the Company (as amended and/or restated from time to time, the "Articles of Incorporation"), these bylaws (as amended and/or restated from time to time, these "Bylaws") or the NRS. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chair of the meeting or the stockholders entitled to vote thereat, present in person or represented by proxy, shall by a majority in voting power present and entitled to vote thereon have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting (except as otherwise provided in this Section 8), until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.

Section 9. When a quorum is present at any meeting, any question brought before such meeting shall be decided by a majority of the votes cast, unless the question is one upon which by express provision of the NRS, the Articles of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Company, or applicable law or pursuant to any regulation applicable to the Company or its securities, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 10. Except as otherwise provided by or pursuant to the provisions of the Articles of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after six months from the date of its creation unless the stockholder specifies in it the length of time which it is to continue in force, which may not exceed 7 years from the date of its creation, unless the proxy is deemed irrevocable in accordance with the NRS. Each stockholder may appoint a proxy to vote at any meeting of stockholders in accordance with the requirements of the NRS.

Section 11. At each meeting of stockholders, the chair of the meeting shall fix and announce the time of the opening and the closing of the polls for each matter upon which the stockholders will vote at the meeting and shall determine the order of business and all other matters of procedure. Except to the extent inconsistent with any such rules and regulations as adopted by the Board of Directors, the chair of the meeting may establish rules to maintain order and safety and for the conduct of the meeting. Without limiting the foregoing, he or she may:

(a) restrict attendance at any time to bona fide stockholders of record and their proxies and other persons in attendance at the invitation of the chair;

(b) restrict dissemination of solicitation materials and use of audio or visual recording devices at the meeting;

(c) establish seating arrangements;

(d) adjourn the meeting without a vote of the stockholders, whether or not there is a quorum present; and

(e) make rules governing speeches and debate including time limits and access to microphones.

The chair of the meeting acts in his or her absolute discretion and his or her rulings are not subject to appeal.

Section 12. The Board of Directors, either directly or through its designees, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chair of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his ability.

The inspectors shall:

(a) ascertain the number of issued shares and the voting power of each;

(b) determine the shares represented at a meeting and the validity of proxies and ballots;

(c) count all votes and ballots;

(d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and

(e) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots.

The inspectors may appoint or retain other persons or entities to assist them in the performance of their duties.

No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls.

In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, ballots, any information provided in accordance with NRS 78.355, and the ballots, regular books and records of the Company, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, they at the time they make their certification shall specify the precise information considered by them including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors' belief that such information is accurate and reliable.

Section 13. The Board of Directors or, in the case of a special meeting, the Chief Executive Officer may, or the Secretary on instruction from the Board of Directors or, in the case of a special meeting, the Chief Executive Office shall, postpone or cancel any meeting called in accordance with the provisions of these Bylaws (other than a special meeting requested by Requesting Stockholders as provided in Section 5 of this Article II unless the Requesting Stockholders have instructed the Board of Directors to postpone or cancel the meeting after the delivery of the request at the registered office of the Company under Section 5 of this Article II)) provided that, if a new record date is fixed for a postponed meeting, notice of postponement is given to each stockholder entitled to vote at such meeting as of the new record date before the time of such meeting, and provided further that notice of any canceled meeting is given to each stockholder entitled to vote at such meeting before the time of such meeting. New notice of the date, time and physical location for a postponed meeting shall be given to the stockholders entitled to vote at such meeting in accordance with the provisions of these Bylaws.

Section 14. The Board of Directors may, in its sole discretion, determine that any meeting of the stockholders shall be held exclusively, or simultaneously with the conduct of the meeting at a physical location, by means of remote communication (as described in NRS 78.320(4)-(6)) or other available technology permitted under the NRS. Stockholders may participate in a meeting of the stockholders by any means of remote communication, including, without limitation, videoconference, conference telephone or other similar method of communication by which all persons participating in the meeting can hear each other. If any such means are utilized, the Corporation shall, to the extent required under the NRS, implement reasonable measures to (a) verify the identity of each person participating through such means as a stockholder and (b) provide the stockholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to communicate, and to read or hear the proceedings of the meeting in a substantially concurrent manner with such proceedings. Participation in a meeting pursuant to this Section 14 constitutes presence in person at the meeting.


ARTICLE III
DIRECTORS


Section 1. The Board of Directors shall consist of not less than one director or such number in excess thereof as the Board of Directors or the stockholders may from time to time determine by resolution adopted by the Board without the need for an amendment to these Bylaws. The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and each director elected shall hold office until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal. Directors need not be stockholders. Nominations for the election of directors may be made by the Board of Directors or a committee of the Board of Directors or person appointed by the Board of Directors or by any stockholder entitled to vote in the election of directors generally. However, any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at an annual meeting only if written notice of such stockholder's intent to make such nomination or nominations has been received by the Secretary of the Company in accordance with the procedures set forth in Article IV, Section 3. Each such notice shall set forth: (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons naming such person or persons relating to the nomination or nominations; (d) the class and number of shares of stock of the Company which are beneficially owned by such stockholder and the person to be nominated as of the date of such stockholder's notice and by any

other stockholders known by such stockholder to be supporting such nominees as of the date of such stockholder's notice; (e) such other information regarding each nominee proposed by such stockholders as would be required to be included in a proxy statement filed pursuant to the proxy rules of the U.S. Securities and Exchange Commission; and (f) the consent of each nominee to serve as a director of the Company if so elected. No person shall be eligible for election as a director of the Company unless nominated in accordance with the procedures set forth in this Article III, Section 1. The presiding officer of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by this Article III, Section 1, and if he or she should so determine, the defective nomination shall be disregarded.

Section 2. Unless otherwise required by law or the Articles of Incorporation, vacancies and newly created directorships resulting from any increase in the maximum number of directors may be filled by the Board of Directors, and the directors so chosen shall hold office until the next annual meeting of stockholders and until their successors are duly elected and shall qualify, or until their earlier death, resignation or removal. If there is not a quorum of directors in office, then any vacancy may be filled in the manner provided by the NRS.

Section 3. The business of the Company shall be managed by or under the direction of the Board of Directors, which may exercise all such powers of the Company and do all such lawful acts and things as are not by the NRS or the Articles of Incorporation directed or required to be exercised or done by the stockholders.

Section 4. The Company shall keep a register of directors and officers which shall include the name and address of each director and officer of the Company. In addition to any rights of stockholders under the NRS, the register of directors and officers shall during business hours (subject to reasonable restrictions as the Company may impose, so that not less than two hours in each day be allowed for inspection) be open for inspection by members of the public without charge.

MEETINGS OF THE BOARD OF DIRECTORS

Section 5. The Board of Directors of the Company may hold meetings, both regular and special, either within or without the State of Nevada.

Section 6. The first meeting of each newly elected Board of Directors shall be held immediately following the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event that such meeting is not held immediately following the annual meeting, the meeting may be held at such date, time and physical location, if any, as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

Section 7. Regular meetings of the Board of Directors may be held without notice at such regular date and time and at such place, if any, as shall from time to time be determined by the Board of Directors.

Section 8. Special meetings of the Board of Directors may be called by the Chair of the Board by giving notice to each director; special meetings shall be called by the Chair of the Board or Secretary in like manner on the written request of two directors unless the Board of Directors consists of only one director, in which case special meetings shall be called by the Chair of the Board or Secretary in like manner and on like notice on the written request of the sole director.

Section 9. At all meetings of the Board of Directors, a majority of directors then in office (provided such number represents at least one-third of the total number of directors) shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by the NRS or these Bylaws. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, until a quorum is present, and no notice of such adjournment shall be required.

Section 10. Unless otherwise restricted by these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee thereof, as the case may be, consent thereto in accordance with the requirements of applicable law.

Section 11. Unless otherwise restricted by these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of remote communication including, without limitation, videoconference, conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

COMMITTEES OF DIRECTORS

Section 12. The Board of Directors may, by resolution, designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meetings of the committee. Except as otherwise provided in these Bylaws or by resolution of the Board of Directors, the provisions of these By-laws relating to meetings of the Board of Directors shall apply to meetings of committees.

In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

Any such committee, to the extent provided in a resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company and may authorize the seal of the Company (if any) to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

Section 13. There shall be a committee of the Board of Directors designated the "Compensation Committee." The Compensation Committee shall be comprised of one or more directors of the Company. The Compensation Committee shall have the authority as a committee of the Board of Directors as provided in Section 11 of this Article III including, but not limited to, administering all provisions of the Company's present and future stock option, stock purchase, incentive compensation, savings or other similar plans (the "Plans"), for so long as the membership of the Compensation Committee meet the requirements of the Plans, and issuing capital stock necessary to perform as the "Committee" and the "Plan Administrator" (as defined in the Plans) and in similar positions pursuant to the Plans. The Compensation Committee may administer such other plans as determined and authorized by the Board of Directors from time to time.

Section 14. There shall be a committee of the Board of Directors designated the "Audit Committee." The Audit Committee shall be comprised of one or more directors of the Company. The Audit Committee shall have the authority as a committee of the Board of Directors as provided in Section 11 of this Article III including, but not limited to, approving the services performed by the Company's independent accountants and reviewing the Company's accounting practices and system of internal accounting controls.

Section 15. There shall be a committee of the Board of Directors designated the "Nominating and Governance Committee." The Nominating and Governance Committee shall be comprised of one or more directors of the Company. The Nominating and Governance Committee shall have the authority as a committee of the Board of Directors as provided in Section 11 of this Article III including, but not limited to, director evaluation and selection.

Section 16. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

COMPENSATION OF DIRECTORS

Section 17. Unless otherwise restricted by these Bylaws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors and/or a stated salary as director. No such payment shall preclude any director from serving the Company in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

POWERS OF DIRECTORS

Section 18. The Board of Directors may from time to time and at any time authorize any company, firm, person or body of persons to act on behalf of the Company for any specific purpose and in connection therewith to execute any agreement, document or instrument on behalf of the Company.

Section 19. The Board of Directors may exercise on behalf of the Company all the powers of the Company to borrow money and to mortgage or pledge its assets and property, or any part thereof, and may issue bonds, debentures and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party.

Section 20. The Board of Directors may exercise on behalf of the Company all the powers of the Company to purchase all or any part of its own shares subject to complying with the applicable provisions of the NRS or to discontinue the Company to a jurisdiction outside the State of Nevada subject to complying with the applicable provisions of the NRS.

ARTICLE IV
NOTICES

Section 1. Whenever, under the provisions of the NRS or of these Bylaws, notice is required to be given to any director or stockholder, it shall not be construed to require personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his or her address as it appears on the records of the Company, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail or international airmail (as the case may be). Notice to directors and stockholders may also be given by telegram or facsimile or other means of electronic transmission. Such notice shall be deemed given (i) by facsimile when directed to a number consented to by the director or stockholder to receive notice, (ii) by e-mail when directed to an e-mail address designed or used by the director or stockholder to receive notice, (iii) by posting on an electronic network together with a separate notice to the stockholder of the specific posting on the later of the specific posting or the giving of the separate notice or (iv) by any other electronic transmission as consented to by and when directed to the stockholder. The stockholder consent necessary to permit electronic transmission to such stockholder shall be deemed revoked and of no force and effect if (A) the Company is unable to deliver by electronic transmission two consecutive notices given by the Company in accordance with the stockholder's consent and (B) the inability to deliver by electronic transmission becomes known to the Secretary, Assistant Secretary, transfer agent or other agent of the Company responsible for the giving of notice.

Section 2. Whenever any notice is required to be given to stockholders under the provisions of the NRS or of these Bylaws, a waiver thereof in writing or by electronic transmission, by the person or persons entitled to said notice shall be deemed equivalent thereto.

Section 3. Timely written notice of any stockholder proposal (including for the election of directors) shall be given to the Board of Directors before any annual meeting of stockholders. To be timely, a stockholder's notice must be received not less than forty-five (45) days nor more than seventy-five (75) days prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days or delayed by more than sixty (60) days from the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so received not earlier than the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of (1) the sixtieth (60th) day prior to such annual meeting or (2) the tenth (10th) day following the date on which notice of the date of the annual meeting was mailed or public disclosure thereof was made by the Company, whichever first occurs. Each such notice shall set forth as to each matter the stockholder proposes to bring before the annual meeting: (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the meeting, (b) the name and address, as they appear on the Company's books, of the stockholder proposing such business, (c) the class, series and number of shares of stock of the Company which are beneficially owned by the stockholder and (d) any material interest of the stockholder in such business. No business shall be conducted at any meeting of the stockholders except in accordance with the procedures set forth in this Article IV, Section 3. The presiding officer of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Article IV, Section 3, and if he or she should so determine, any such business not properly brought before the meeting shall not be transacted. Nothing herein shall be deemed to affect any right of stockholders to request inclusion of proposals in the Company's proxy statement pursuant to Rule 14a-8 under the U.S. Securities Exchange Act of 1934, as amended.

ARTICLE V
OFFICERS

Section 1. The officers of the Company shall be chosen by the Board of Directors and shall be a President, Secretary and Treasurer or the equivalents thereof, a Chief Executive Officer, a Vice President and a Chair of the Board. The officers of the Company may include one or more Executive Vice Presidents, one or more Senior Vice Presidents or additional Vice Presidents, a Chief Financial Officer, one or more Assistant Secretaries and one or more Assistant Treasurers. Subject to the NRS, any number of offices may be held by the same person, unless these Bylaws otherwise provide.

Section 2. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a Chief Executive Officer, a Chair of the Board, a President, a Vice President, a Secretary, and a Treasurer.

Section 3. The Board of Directors may appoint such other officers and agents as it shall deem necessary, including, but not limited to, a Chief Operating Officer and a General Counsel, each of whom shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

Section 4. The salaries of all officers of the Company shall be fixed by the Board of Directors.

Section 5. The officers of the Company shall hold office until their successors are duly elected and qualified. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Company shall be filled by the Board of Directors.

THE CHIEF EXECUTIVE OFFICER

Section 6. The Chief Executive Officer shall have and may exercise such powers as are, from time to time, assigned to him or her by the Board of Directors and as may be provided by law, and shall preside at all meetings of the Board of Directors (if the Chief Executive Officer is also a director) or stockholders in the event that the Chair of the Board is absent.

Section 7. The Chief Executive Officer may execute bonds, mortgages and other contracts requiring a seal under the seal of the Company, except where required by law or these Bylaws to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Company.

THE CHAIR OF THE BOARD

Section 8. The Chair of the Board shall preside at all meetings of the Board of Directors and of the stockholders. The Chair of the Board shall have and may exercise such powers as are, from time to time, assigned to him or her by the Board of Directors and as may be provided by law.

Section 9. The Chair of the Board may execute bonds, mortgages and other contracts requiring a seal under the seal of the Company, except where required by law or these Bylaws to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Company.

THE PRESIDENT AND VICE PRESIDENTS

Section 10. In the absence of the Chief Executive Officer and the Chair of the Board, the President shall preside at all meetings of the stockholders and the Board of Directors (if, in the case of meetings of the Board of Directors, the President is also a director). In the absence of the Chair of the Board and the Chief Executive Officer, or in the event of their inability or refusal to act, the President shall perform the duties of the Chair of the Board (if the President is a director) and the Chief Executive Officer and, when so acting, shall have all the powers of and be subject to all the restrictions upon the Chair of the Board and the Chief Executive Officer. The President shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

Section 11. The President may execute bonds, mortgages and other contracts requiring a seal under the seal of the Company, except where required by law or these Bylaws to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Company.

Section 12. In the absence of the President or in the event of his inability or refusal to act, the Executive Vice President, if any (or in the event there be more than one Executive Vice President, the Executive Vice President in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election), shall perform the duties of the President and, when so acting, shall have all the powers of and be subject to all the restrictions upon the President. In the absence of the President and all the Executive Vice Presidents or in the event of their inability or refusal to act, the Senior Vice President, if any (or in the event there be more than one Senior Vice President, the Senior Vice President in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election), shall perform the duties of the President and, when so acting, shall have all the powers of and be subject to all the restrictions upon the President. In the absence of the President, all Executive Vice Presidents and all Senior Vice Presidents or in the event of their inability or refusal to act, the Vice President, if any (or in the event there be more than one Vice President, the Vice President, in the order designated by the Board of Directors, or in absence of any designation, then in order of their election), shall perform the duties of the President and, when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Executive Vice Presidents, the Senior Vice Presidents and Vice Presidents shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

THE SECRETARY AND ASSISTANT SECRETARY

Section 13. The Secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the Company and of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the Chair of the Board, under whose supervision he shall be. The Secretary and any Assistant Secretaries shall have custody of the seal(s) of the Company and shall have the authority to affix the same to any instrument requiring it and, when so affixed, it may be attested by the signature of the Secretary or any Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Company and to attest the affixing by his or her signature.

Section 14. The Assistant Secretary, if any, or, if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the Secretary or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

THE TREASURER AND ASSISTANT TREASURER

Section 15. The Treasurer or, if there is no Treasurer, a Vice President shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Board of Directors.

Section 16. The Treasurer or, if there is no Treasurer, a Vice President shall disburse the funds of the Company as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chair of the Board and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Company.

Section 17. The Assistant Treasurer, if any, or, if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the Treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

ARTICLE VI

CERTIFICATES OF SHARES

Section 1. Every holder of shares of stock in the Company shall be entitled to have a certificate signed by, or in the name of the Company by, the Chair of the Board or the President or an Executive Vice President, or a Senior Vice President or a Vice President, and by the Secretary or an Assistant Secretary or the Treasurer or an

Assistant Treasurer of the Company, certifying the number of shares owned by such stockholder in the Company, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares.

Each certificate representing shares shall state the following upon the face thereof: the name of the state of the Company's organization; the name of the person to whom issued; the number and class of shares and the designation of the series, if any, which such certificate represents; the par value of each share, if any, represented by such certificate or a statement that the shares are without par value. Certificates of stock shall be in such form consistent with law as shall be prescribed by the Board of Directors. No certificate shall be issued until the shares represented thereby are fully paid. In addition to the foregoing, all certificates evidencing shares of the Company's stock or other securities issued by the Company shall contain such legend or legends as may from time to time be required by the NRS or such other federal, state or local laws or regulations then in effect. Within a reasonable time after the issuance or transfer of uncertificated shares on the books of the Company, the Company shall send to the registered holder thereof a written statement certifying the number and class (and the designation of the series, if any) of the shares owned by such stockholder in the Company and any restrictions on the transfer or registration of such shares imposed by the Articles of Incorporation, these Bylaws, any agreement among stockholders or any agreement between the stockholders and the Company, and, within ten (10) days after receipt of a written request therefor from the stockholder of record, the Company shall provide to such stockholder of record holding uncertificated shares, a written statement confirming the information contained in such written statement previously sent to the stockholder of record. Except as otherwise expressly provided by the NRS, the rights and obligations of the stockholders of the Company shall be identical whether or not their shares of stock are represented by certificates.

Section 2. Any or all of the signatures and/or the seal of the Company on the certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

LOST CERTIFICATES

Section 3. The Board of Directors, either directly or through the Secretary as its designee, may direct a new certificate or certificates or uncertificated shares to be issued in place of any certificate or certificates theretofore issued by the Company alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates or uncertificated shares, the Board of Directors or the Secretary may, in its, his or her discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or its, his or her legal representative, to advertise the same in such manner as it, he or she shall require and/or to give the Company a bond or indemnity in such sum as it, he or she may direct as indemnity against any claim that may be made against the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

TRANSFER OF SHARES

Section 4. Upon surrender to the Company or the transfer agent of the Company of a certificate for shares of stock duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer and, where applicable, a duly executed instrument of transfer, it shall be the duty of the Company to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

FIXING RECORD DATE

Section 5. (a) In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment or postponement thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise be required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and must fix a new record date if the meeting is adjourned to a date more than sixty (60) days later than the date set for the original meeting.

(b) In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which shall not be more than sixty (60) days prior to such other action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c) Unless otherwise restricted by the Articles of Incorporation, in order that the Company may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date for determining stockholders entitled to express consent to corporate action in writing without a meeting is fixed by the Board of Directors, (i) when no prior action of the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company in accordance with applicable law, and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

REGISTERED STOCKHOLDERS

Section 6. The Company shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and other distributions, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

Section 7. In the case of the death of a stockholder, the survivor or survivors where the deceased stockholder was a joint holder, and the legal personal representatives of the deceased stockholder where the deceased stockholder was a sole holder, shall be the only persons recognized by the Company as having any title to the deceased stockholder's interest in the stock. Nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by such deceased stockholder with other persons. Subject to the applicable provisions of the NRS, for the purpose of this Section 7, "legal personal representative" means the executor or administrator of a deceased stockholder or such other person as the Board of Directors may in its absolute discretion decide as being properly authorized to deal with the stock of a deceased stockholder.

Section 8. Any person becoming entitled to a share of capital stock of the Company in consequence of the death or bankruptcy of any stockholder may be registered as a stockholder upon such evidence as the Board of Directors may deem sufficient or may elect to nominate some person to be registered as a transferee of such share, and in such case the person becoming entitled shall execute in favor of such nominee an instrument of transfer. On the presentation thereof to the Board of Directors, accompanied by such evidence as the Board of Directors may require to prove the title of the transferor, the transferee shall be registered as a stockholder but the Board of Directors shall, in either case, have the same right to decline or suspend registration as it would have had in the case of a transfer of the share by that stockholder before such stockholder's death or bankruptcy, as the case may be.

ARTICLE VII

GENERAL PROVISIONS

DIVIDENDS AND OTHER DISTRIBUTIONS

Section 1. Dividends and other distributions declared upon the stock of the Company, subject to the provisions of the NRS and the Articles of Incorporation, may be declared by the Board of Directors pursuant to applicable law. Dividends and other distributions may be paid in cash, in property, in shares of stock and any other medium not prohibited under applicable law, subject to the provisions of the NRS.

Section 2. Before payment of any dividend or other distributions, there may be set aside out of any funds of the Company available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for repairing or maintaining any property of the Company, or for such other purpose as the directors shall think conducive to the interest of the Company, and the directors may modify or abolish any such reserve in the manner in which it was created.

CHECKS

Section 3. All checks or demands for money and notes of the Company shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

FISCAL YEAR

Section 4. The fiscal year of the Company shall be the calendar year unless another fiscal year is fixed by resolution of the Board of Directors.

ACCOUNTS

Section 5. The Board of Directors shall cause to be kept proper records of account with respect to all transactions of the Company. Such records of account shall be kept at the registered office of the Company or at such other place as the Board thinks fit and shall be available for inspection by the directors during normal business hours.

Section 6. The accounts of the Company shall be audited at least once in every year unless the Board of Directors agrees to waive the audit requirement.

SEAL

Section 7. The Board of Directors may, by resolution, adopt a corporate seal having inscribed thereon the name of the Company, the year of its organization and the words "Corporate Seal, Nevada." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. Except as otherwise specifically provided in these Bylaws, any officer of the Company shall have the authority to affix the seal to any document requiring it.

INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

Section 8. The Company shall indemnify its officers, directors and employees to the fullest extent permitted by the laws of the State of Nevada.

Expenses (including attorneys' fees) incurred by an officer or director of the Company in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Company as such expenses are incurred and in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Company as authorized by relevant sections of the NRS.

The indemnification and advancement of expenses provided by this Section 8 shall not be deemed exclusive of any other rights which any officer, director or employee, as such, may have or hereafter acquire under the NRS, the Articles of Incorporation, any provision of these Bylaws, or any agreement or otherwise.

The provisions of this Section 8 relating to indemnification shall constitute a contract between the Company and each of its directors and officers which may be modified as to any director or officer only with that person's consent or as specifically provided in this section.

Notwithstanding any other provision of these Bylaws relating to their amendment generally, any repeal or modification of the foregoing provisions of this Section 8 shall not adversely affect any right or protection existing at the time of such repeal or modification.

NUMBER AND GENDER

Section 9. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires.

SEPARABILITY

Section 10. In case any provision of these Bylaws shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

ARTICLE VIII
AMENDMENTS

In furtherance and not in limitation of the powers conferred by the NRS, [ALTERNATIVE 1: the Board of Directors is expressly authorized to rescind, repeal and amend the Bylaws or to adopt new bylaws, provided that the Bylaws also may be rescinded, repealed or amended in any respect, and new bylaws may be adopted, in each case by the affirmative vote of the holders of at least a majority of the outstanding voting power of the Company.][ALTERNATIVE 2: (a) the Board of Directors is expressly authorized to make, rescind, alter and amend the Bylaws, provided that no provision in the Bylaws shall be rescinded, altered or amended and no new provision in the Bylaws shall be made until the same has also been approved by resolution of the stockholders or (b) the stockholders may adopt a resolution to make, rescind, alter and amend the Bylaws.]

APPENDIX B: NEVADA ARTICLES OF INCORPORATION

ARTICLES OF INCORPORATION
OF
XOMA ROYALTY CORPORATION

ARTICLE I

The name of the corporation is XOMA Royalty Corporation (the "*Corporation*").

ARTICLE II

The registered office of the Corporation shall be the street address of its registered agent in the State of Nevada. The Corporation may, from time to time, in the manner provided by law, change the registered agent and registered office within the State of Nevada. The Corporation may also maintain an office or offices for the conduct of its business, either within or without the State of Nevada.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Nevada Revised Statutes (as amended from time to time, the "*NRS*").

ARTICLE IV

1. The total number of shares of all class of stock that the Corporation shall have authority to issue is 278,333,332, consisting of 277,333,332 shares of common stock with a par value of $0.0075 per share (the "*Common Stock*"), and 1,000,000 shares of preferred stock with a par value of $0.05 per share (the "*Preferred Stock*"). The holders of Common Stock shall, subject to the provisions of these articles of incorporation (as amended from time to time, these "*Articles of Incorporation*") and applicable law: (a) be entitled to one vote per share; (b) subject to the rights of the holders of the Preferred Stock, be entitled to such dividends and other distributions as the board of directors of the Corporation (the "*Board of Directors*") may from time to time declare; (c) subject to the rights of the holders of the Preferred Stock, in the event of a winding up or dissolution of the Corporation, whether voluntary or involuntary or for the purpose of a reorganization or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Corporation upon the authorization thereof by the Board of Directors; and (d) generally be entitled to enjoy all of the rights attaching to the shares of Common Stock.

2. Subject to the terms of these Articles of Incorporation and unless the holders of at least 75% of the issued and outstanding shares of capital stock of the Corporation entitled to vote thereon adopt a resolution prohibiting such action, and without prejudice to any special rights previously conferred on the holders of any existing shares of stock or class of stock, the Board of Directors is hereby expressly authorized, by resolution or resolutions, to provide out of any unissued shares of Preferred Stock, for any series of Preferred Stock and, with respect to each such series, to fix, in a certificate of designation for such series, the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series. The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following: (a) the designation of the series, which may be by distinguishing number, letter or title; (b) the number of shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the certificate of designation designating such series) increase or decrease (but not below the number of shares thereof then outstanding); (c)

the amounts payable on, and the preferences, if any, of shares of the series in respect of dividends, and whether such dividends, if any, shall be cumulative or noncumulative; (d) dates at which dividends, if any, shall be payable; (e) the redemption rights and price or prices, if any, for shares of the series; (f) the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series; (g) the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation; (h) whether the shares of the series shall be convertible into or exchangeable for shares of any other class or series, or any other security, of the Corporation or any other entity, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made; (i) restrictions on the issuance of shares of the same series or of any other class or series; and (j) the voting rights, if any, of the holders of shares of the series.

3. Subject to the rights (if any) of the holders of any series of Preferred Stock, the number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by an amendment to these Articles of Incorporation that is approved by (a) the Board of Directors and (b) the affirmative vote of the holders of a majority of all outstanding shares of Common Stock and all outstanding shares of Preferred Stock (if any) entitled to vote thereon, with the Common Stock and any such Preferred Stock voting together as a single class, irrespective of the provisions of NRS 78.2055(3), 78.207(3) and 78.390(2) (and any class vote in this regard pursuant to such sections of the NRS is hereby specifically denied), and (subject to any such rights set forth in the applicable certificate of designation), no vote of the holders of any series of Preferred Stock, voting as a separate class, shall be required therefor.

4. Except as otherwise required by law or in the certificate of designation of the relevant series of Preferred Stock, holders of Common Stock, as such, shall not be entitled to vote on any amendment to these Articles of Incorporation (including any certificate of designation) that alters or changes the powers, preferences, rights or other terms of one or more outstanding series of Preferred Stock, if the holders of such affected series of Preferred Stock are entitled, either separately or together with the holders of one or more other series of Preferred Stock, to vote thereon as a separate class pursuant to these Articles of Incorporation or the NRS.

ARTICLE V

Elections of directors need not be by written ballot unless the bylaws of the Corporation (as amended from time to time, the "*Bylaws*") shall so provide. In furtherance and not in limitation of the powers conferred by the NRS, [ALTERNATIVE 1: the Board of Directors is expressly authorized to rescind, repeal and amend the Bylaws or to adopt new bylaws, provided that the Bylaws also may be rescinded, repealed or amended in any respect, and new bylaws may be adopted, in each case by the affirmative vote of the holders of at least a majority of the outstanding voting power of the Corporation.][ALTERNATIVE 2: (a) the Board of Directors is expressly authorized to make, rescind, alter and amend the Bylaws, provided that no provision in the Bylaws shall be rescinded, altered or amended and no new provision in the Bylaws shall be made until the same has also been approved by resolution of the stockholders or (b) the stockholders may adopt a resolution to make, rescind, alter and amend the Bylaws.]

ARTICLE VI

A vote of the stockholders of the Corporation shall be required in the event of a merger of the Corporation that, but for the provisions of this Article VI, could be effected without a vote of stockholders pursuant to NRS 92A.130(1)(a), 92A.130(1)(c) or 92A.130(1)(d).

ARTICLE VII

Unless otherwise provided in the NRS or in these Articles of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of all shares of stock entitled to vote thereon.

ARTICLE VIII

Notwithstanding anything to the contrary in these Articles of Incorporation or the Bylaws, the Corporation is hereby specifically allowed to make any distribution that otherwise would be prohibited by NRS 78.288(2)(b).

ARTICLE IX

The names and addresses of the persons who are all of the directors of the Corporation at the effective date and time of these Articles of Incorporation are as follows:

Name	Address
Jack L. Wyszomierski	2200 Powell Street, Suite 310
	Emeryville, CA 94608
Heather L. Franklin	2200 Powell Street, Suite 310
	Emeryville, CA 94608
Natasha Hernday	2200 Powell Street, Suite 310
	Emeryville, CA 94608
Owen Hughes	2200 Powell Street, Suite 310
	Emeryville, CA 94608
Barbara Kosacz	2200 Powell Street, Suite 310
	Emeryville, CA 94608
Joseph M. Limber	2200 Powell Street, Suite 310
	Emeryville, CA 94608
Matthew Perry	2200 Powell Street, Suite 310
	Emeryville, CA 94608

* * * * *

**ATTACHMENT TO INITIAL LIST
OF
XOMA ROYALTY CORPORATION**

ADDITIONAL DIRECTORS

NAME	ADDRESS
Jack L. Wyszomierski	2200 Powell Street, Suite 310
	Emeryville, CA94608
Heather L. Franklin	2200 Powell Street, Suite 310
	Emeryville, CA 94608
Natasha Hernday	2200 Powell Street, Suite 310
	Emeryville, CA 94608
Owen Hughes	2200 Powell Street, Suite 310
	Emeryville, CA 94608
Barbara Kosacz	2200 Powell Street, Suite 310
	Emeryville, CA 94608
Joseph M. Limber	2200 Powell Street, Suite310
	Emeryville, CA 94608
Matthew Perry	2200 Powell Street, Suite 310
	Emeryville, CA 94608

ADDITIONAL OFFICERS:

NAME & ADDRESS:	OFFICE
Thomas Burns 2200 Powell Street, Suite 310 Emeryville, CA 94608	Senior Vice President, Finance and Chief Financial Officer

APPENDIX C: NEVADA BYLAWS

BYLAWS
OF
XOMA ROYALTY CORPORATION
(the "Company")

ARTICLE I
OFFICES

Section 1. The registered office shall be the street address of the Company's registered agent.

Section 2. The Company may also have offices at such other places both within and without the State of Nevada as the Board of Directors of the Company (the "Board of Directors") may from time to time determine or the business of the Company may require.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 1. All meetings of the stockholders, whether for the election of directors or for any other purpose, shall be held at such date, time and physical location, if any, either within or without the State of Nevada, as shall be designated from time to time by resolution of the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 2. The Company shall hold an annual meeting of stockholders for the election of directors as required by Nevada Revised Statutes (as amended from time to time, "NRS") Chapter 78. At such annual meetings of stockholders, the stockholders shall elect, by a plurality of the votes cast, all of the members of the Board of Directors and transact such other business as may properly be brought before the meeting.

Section 3. Written notice of the annual meeting of stockholders stating the physical location, if any, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 4. The officer who has charge of the stock ledger of the Company shall prepare and make, or cause to be prepared and made, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. If the meeting is to be held at a physical location, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 5. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by the NRS, may be held at any physical location, if any, within or without the State of Nevada, and may be called by the Chief Executive Officer and shall be called by the Chief Executive Officer or Secretary at the request in writing of a majority of the Board of Directors. Such request shall state the purpose or purposes of the proposed meeting. Upon a request of stockholders holding at the date of such request not less than one-tenth of the voting power of the shares of capital stock of the Company issued and entitled to vote at meetings of stockholders of the

Company (the "Requesting Stockholders"), the Board of Directors shall proceed to convene a special meeting of stockholders. The request must be in writing and state the purposes of the special meeting and must be signed by the Requesting Stockholders and delivered at the registered office of the Company. If the Board of Directors does not within twenty-one (21) days from the date of such delivery proceed to call a special meeting of stockholders, the Requesting Stockholders, or any of them representing more than one half of the total voting power of the Requesting Stockholders, may themselves convene a special meeting, but any special meeting so convened shall not be held after the expiration of three months from the date of the delivery of the request at the registered office of the Company. A special meeting convened by the Requesting Stockholders shall be convened in the same manner, as nearly as possible, as that in which meetings of stockholders are to be convened by directors.

Section 6. Written notice of a special meeting stating the physical location, if any, date and hour of the meeting and the purpose or purposes for which the meeting is called shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting, to each stockholder entitled to vote at such meeting.

Section 7. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 8. The holders of a majority in voting power of the shares issued and entitled to vote thereat, present in person or represented by proxy at the commencement of the meeting, shall constitute a quorum at all meetings of the stockholders for the transaction of all business except as otherwise required by the articles of incorporation of the Company (as amended and/or restated from time to time, the "Articles of Incorporation"), these bylaws (as amended and/or restated from time to time, these "Bylaws") or the NRS. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the chair of the meeting or the stockholders entitled to vote thereat, present in person or represented by proxy, shall by a majority in voting power present and entitled to vote thereon have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting (except as otherwise provided in this Section 8), until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record as of the record date so fixed for notice of such adjourned meeting.

Section 9. When a quorum is present at any meeting, any question brought before such meeting shall be decided by a majority of the votes cast, unless the question is one upon which by express provision of the NRS, the Articles of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Company, or applicable law or pursuant to any regulation applicable to the Company or its securities, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 10. Except as otherwise provided by or pursuant to the provisions of the Articles of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after six months from the date of its creation unless the stockholder specifies in it the length of time which it is to continue in force, which may not exceed 7 years from the date of its creation, unless the proxy is deemed irrevocable in accordance with the NRS. Each stockholder may appoint a proxy to vote at any meeting of stockholders in accordance with the requirements of the NRS.

Section 11. At each meeting of stockholders, the chair of the meeting shall fix and announce the time of the opening and the closing of the polls for each matter upon which the stockholders will vote at the meeting and shall determine the order of business and all other matters of procedure. Except to the extent inconsistent with any such rules and regulations as adopted by the Board of Directors, the chair of the meeting may establish rules to maintain order and safety and for the conduct of the meeting. Without limiting the foregoing, he or she may:

(a) restrict attendance at any time to bona fide stockholders of record and their proxies and other persons in attendance at the invitation of the chair;

(b) restrict dissemination of solicitation materials and use of audio or visual recording devices at the meeting;

(c) establish seating arrangements;

(d) adjourn the meeting without a vote of the stockholders, whether or not there is a quorum present; and

(e) make rules governing speeches and debate including time limits and access to microphones.

The chair of the meeting acts in his or her absolute discretion and his or her rulings are not subject to appeal.

Section 12. The Board of Directors, either directly or through its designees, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Board of Directors may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chair of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his ability.

The inspectors shall:

(a) ascertain the number of issued shares and the voting power of each;

(b) determine the shares represented at a meeting and the validity of proxies and ballots;

(c) count all votes and ballots;

(d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and

(e) certify their determination of the number of shares represented at the meeting, and their count of all votes and ballots.

The inspectors may appoint or retain other persons or entities to assist them in the performance of their duties.

No ballot, proxies or votes, nor any revocations thereof or changes thereto, shall be accepted by the inspectors after the closing of the polls.

In determining the validity and counting of proxies and ballots, the inspectors shall be limited to an examination of the proxies, any envelopes submitted with those proxies, ballots, any information provided in accordance with NRS 78.355, and the ballots, regular books and records of the Company, except that the inspectors may consider other reliable information for the limited purpose of reconciling proxies and ballots submitted by or on behalf of banks, brokers, their nominees or similar persons which represent more votes than the holder of a proxy is authorized by the record owner to cast or more votes than the stockholder holds of record. If the inspectors consider other reliable information for the limited purpose permitted herein, they at the time they make their certification shall specify the precise information considered by them including the person or persons from whom they obtained the information, when the information was obtained, the means by which the information was obtained and the basis for the inspectors' belief that such information is accurate and reliable.

Section 13. The Board of Directors or, in the case of a special meeting, the Chief Executive Officer may, or the Secretary on instruction from the Board of Directors or, in the case of a special meeting, the Chief Executive Office shall, postpone or cancel any meeting called in accordance with the provisions of these Bylaws (other than a special meeting requested by Requesting Stockholders as provided in Section 5 of this Article II unless the Requesting Stockholders have instructed the Board of Directors to postpone or cancel the meeting after the delivery of the request at the registered office of the Company under Section 5 of this Article II)) provided that, if a new record date is fixed for a postponed meeting, notice of postponement is given to each stockholder entitled to vote at such meeting as of the new record date before the time of such meeting, and provided further that notice of any canceled meeting is given to each stockholder entitled to vote at such meeting before the time of such meeting. New notice of the date, time and physical location for a postponed meeting shall be given to the stockholders entitled to vote at such meeting in accordance with the provisions of these Bylaws.

Section 14. The Board of Directors may, in its sole discretion, determine that any meeting of the stockholders shall be held exclusively, or simultaneously with the conduct of the meeting at a physical location, by means of remote communication (as described in NRS 78.320(4)-(6)) or other available technology permitted under the NRS. Stockholders may participate in a meeting of the stockholders by any means of remote communication, including, without limitation, videoconference, conference telephone or other similar method of communication by which all persons participating in the meeting can hear each other. If any such means are utilized, the Corporation shall, to the extent required under the NRS, implement reasonable measures to (a) verify the identity of each person participating through such means as a stockholder and (b) provide the stockholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to communicate, and to read or hear the proceedings of the meeting in a substantially concurrent manner with such proceedings. Participation in a meeting pursuant to this Section 14 constitutes presence in person at the meeting.

ARTICLE III
DIRECTORS

Section 1. The Board of Directors shall consist of not less than one director or such number in excess thereof as the Board of Directors or the stockholders may from time to time determine by resolution adopted by the Board without the need for an amendment to these Bylaws. The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 of this Article, and each director elected shall hold office until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal. Directors need not be stockholders. Nominations for the election of directors may be made by the Board of Directors or a committee of the Board of Directors or person appointed by the Board of Directors or by any stockholder entitled to vote in the election of directors generally. However, any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at an annual meeting only if written notice of such stockholder's intent to make such nomination or nominations has been received by the Secretary of the Company in accordance with the procedures set forth in Article IV, Section 3. Each such notice shall set forth: (a) the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; (b) a representation that the stockholder is a holder of record of shares of the Company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) a description of all arrangements or understandings between the stockholder and each nominee and any other person or persons naming such person or persons relating to the nomination or nominations; (d) the class and number of shares of stock of the Company which are beneficially owned by such stockholder and the person to be nominated as of the date of such stockholder's notice and by any other stockholders known by such stockholder to be supporting such nominees as of the date of such stockholder's notice; (e) such other information regarding each nominee proposed by such stockholders as would be required to be included in a proxy statement filed pursuant to the proxy rules of the U.S. Securities and Exchange Commission; and (f) the consent of each nominee to serve as a director of the Company if so elected. No person shall be eligible for election as a director of the Company unless nominated in accordance with the procedures set forth in this Article III, Section 1. The presiding officer of the meeting shall, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the procedures prescribed by this Article III, Section 1, and if he or she should so determine, the defective nomination shall be disregarded.

Section 2. Unless otherwise required by law or the Articles of Incorporation, vacancies and newly created directorships resulting from any increase in the maximum number of directors may be filled by the Board of Directors, and the directors so chosen shall hold office until the next annual meeting of stockholders and until their successors are duly elected and shall qualify, or until their earlier death, resignation or removal. If there is not a quorum of directors in office, then any vacancy may be filled in the manner provided by the NRS.

Section 3. The business of the Company shall be managed by or under the direction of the Board of Directors, which may exercise all such powers of the Company and do all such lawful acts and things as are not by the NRS or the Articles of Incorporation directed or required to be exercised or done by the stockholders.

Section 4. The Company shall keep a register of directors and officers which shall include the name and address of each director and officer of the Company. In addition to any rights of stockholders under the NRS, the register of directors and officers shall during business hours (subject to reasonable restrictions as the Company may impose, so that not less than two hours in each day be allowed for inspection) be open for inspection by members of the public without charge.

MEETINGS OF THE BOARD OF DIRECTORS

Section 5. The Board of Directors of the Company may hold meetings, both regular and special, either within or without the State of Nevada.

Section 6. The first meeting of each newly elected Board of Directors shall be held immediately following the annual meeting and no notice of such meeting shall be necessary to the newly elected directors in order legally to constitute the meeting, provided a quorum shall be present. In the event that such meeting is not held immediately following the annual meeting, the meeting may be held at such date, time and physical location, if any, as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors.

Section 7. Regular meetings of the Board of Directors may be held without notice at such regular date and time and at such place, if any, as shall from time to time be determined by the Board of Directors.

Section 8. Special meetings of the Board of Directors may be called by the Chair of the Board by giving notice to each director; special meetings shall be called by the Chair of the Board or Secretary in like manner on the written request of two directors unless the Board of Directors consists of only one director, in which case special meetings shall be called by the Chair of the Board or Secretary in like manner and on like notice on the written request of the sole director.

Section 9. At all meetings of the Board of Directors, a majority of directors then in office (provided such number represents at least one-third of the total number of directors) shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by the NRS or these Bylaws. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, until a quorum is present, and no notice of such adjournment shall be required.

Section 10. Unless otherwise restricted by these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee thereof, as the case may be, consent thereto in accordance with the requirements of applicable law.

Section 11. Unless otherwise restricted by these Bylaws, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors, or any committee, by means of remote communication including, without limitation, videoconference, conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

COMMITTEES OF DIRECTORS

Section 12. The Board of Directors may, by resolution, designate one or more committees, each committee to consist of one or more of the directors of the Company. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meetings of the committee. Except as otherwise provided in these Bylaws or by resolution of the Board of Directors, the provisions of these By-laws relating to meetings of the Board of Directors shall apply to meetings of committees.

In the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

Any such committee, to the extent provided in a resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Company and may authorize the seal of the Company (if any) to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be determined from time to time by resolution adopted by the Board of Directors.

Section 13. There shall be a committee of the Board of Directors designated the "Compensation Committee." The Compensation Committee shall be comprised of one or more directors of the Company. The Compensation Committee shall have the authority as a committee of the Board of Directors as provided in Section 11 of this Article III including, but not limited to, administering all provisions of the Company's present and future stock option, stock purchase, incentive compensation, savings or other similar plans (the "Plans"), for so long as the membership of the Compensation Committee meet the requirements of the Plans, and issuing capital stock necessary to perform as the "Committee" and the "Plan Administrator" (as defined in the Plans) and in similar positions pursuant to the Plans. The Compensation Committee may administer such other plans as determined and authorized by the Board of Directors from time to time.

Section 14. There shall be a committee of the Board of Directors designated the "Audit Committee." The Audit Committee shall be comprised of one or more directors of the Company. The Audit Committee shall have the authority as a committee of the Board of Directors as provided in Section 11 of this Article III including, but not limited to, approving the services performed by the Company's independent accountants and reviewing the Company's accounting practices and system of internal accounting controls.

Section 15. There shall be a committee of the Board of Directors designated the "Nominating and Governance Committee." The Nominating and Governance Committee shall be comprised of one or more directors of the Company. The Nominating and Governance Committee shall have the authority as a committee of the Board of Directors as provided in Section 11 of this Article III including, but not limited to, director evaluation and selection.

Section 16. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors when required.


COMPENSATION OF DIRECTORS


Section 17. Unless otherwise restricted by these Bylaws, the Board of Directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors and/or a stated salary as director. No such payment shall preclude any director from serving the Company in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.


POWERS OF DIRECTORS


Section 18. The Board of Directors may from time to time and at any time authorize any company, firm, person or body of persons to act on behalf of the Company for any specific purpose and in connection therewith to execute any agreement, document or instrument on behalf of the Company.

Section 19. The Board of Directors may exercise on behalf of the Company all the powers of the Company to borrow money and to mortgage or pledge its assets and property, or any part thereof, and may issue bonds, debentures and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party.

Section 20. The Board of Directors may exercise on behalf of the Company all the powers of the Company to purchase all or any part of its own shares subject to complying with the applicable provisions of the NRS or to discontinue the Company to a jurisdiction outside the State of Nevada subject to complying with the applicable provisions of the NRS.


ARTICLE IV
NOTICES


Section 1. Whenever, under the provisions of the NRS or of these Bylaws, notice is required to be given to any director or stockholder, it shall not be construed to require personal notice, but such notice may be given in writing, by mail, addressed to such director or stockholder, at his or her address as it appears on the records of the Company, with postage thereon prepaid, and such notice shall be deemed to be given at the time when the same shall be deposited in the United States mail or international airmail (as the case may be). Notice to directors and stockholders may also be given by telegram or facsimile or other means of electronic transmission. Such notice shall be deemed given (i) by facsimile when directed to a number consented to by the director or stockholder to receive notice, (ii) by e-mail when directed to an e-mail address designed or used by the director or stockholder to receive notice, (iii) by posting on an electronic network together with a separate notice to the stockholder of the specific posting on the later of the specific posting or the giving of the separate notice or (iv) by any other electronic transmission as consented to by and when directed to the stockholder. The stockholder consent necessary to permit electronic transmission to such stockholder shall be deemed revoked and of no force and

effect if (A) the Company is unable to deliver by electronic transmission two consecutive notices given by the Company in accordance with the stockholder's consent and (B) the inability to deliver by electronic transmission becomes known to the Secretary, Assistant Secretary, transfer agent or other agent of the Company responsible for the giving of notice.

Section 2. Whenever any notice is required to be given to stockholders under the provisions of the NRS or of these Bylaws, a waiver thereof in writing or by electronic transmission, by the person or persons entitled to said notice shall be deemed equivalent thereto.

Section 3. Timely written notice of any stockholder proposal (including for the election of directors) shall be given to the Board of Directors before any annual meeting of stockholders. To be timely, a stockholder's notice must be received not less than forty-five (45) days nor more than seventy-five (75) days prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days or delayed by more than sixty (60) days from the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so received not earlier than the ninetieth (90th) day prior to such annual meeting and not later than the close of business on the later of (1) the sixtieth (60th) day prior to such annual meeting or (2) the tenth (10th) day following the date on which notice of the date of the annual meeting was mailed or public disclosure thereof was made by the Company, whichever first occurs. Each such notice shall set forth as to each matter the stockholder proposes to bring before the annual meeting: (a) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the meeting, (b) the name and address, as they appear on the Company's books, of the stockholder proposing such business, (c) the class, series and number of shares of stock of the Company which are beneficially owned by the stockholder and (d) any material interest of the stockholder in such business. No business shall be conducted at any meeting of the stockholders except in accordance with the procedures set forth in this Article IV, Section 3. The presiding officer of the meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Article IV, Section 3, and if he or she should so determine, any such business not properly brought before the meeting shall not be transacted. Nothing herein shall be deemed to affect any right of stockholders to request inclusion of proposals in the Company's proxy statement pursuant to Rule 14a-8 under the U.S. Securities Exchange Act of 1934, as amended.

ARTICLE V
OFFICERS

Section 1. The officers of the Company shall be chosen by the Board of Directors and shall be a President, Secretary and Treasurer or the equivalents thereof, a Chief Executive Officer, a Vice President and a Chair of the Board. The officers of the Company may include one or more Executive Vice Presidents, one or more Senior Vice Presidents or additional Vice Presidents, a Chief Financial Officer, one or more Assistant Secretaries and one or more Assistant Treasurers. Subject to the NRS, any number of offices may be held by the same person, unless these Bylaws otherwise provide.

Section 2. The Board of Directors at its first meeting after each annual meeting of stockholders shall choose a Chief Executive Officer, a Chair of the Board, a President, a Vice President, a Secretary, and a Treasurer.

Section 3. The Board of Directors may appoint such other officers and agents as it shall deem necessary, including, but not limited to, a Chief Operating Officer and a General Counsel, each of whom shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors.

Section 4. The salaries of all officers of the Company shall be fixed by the Board of Directors.

Section 5. The officers of the Company shall hold office until their successors are duly elected and qualified. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Company shall be filled by the Board of Directors.

THE CHIEF EXECUTIVE OFFICER

Section 6. The Chief Executive Officer shall have and may exercise such powers as are, from time to time, assigned to him or her by the Board of Directors and as may be provided by law, and shall preside at all meetings of the Board of Directors (if the Chief Executive Officer is also a director) or stockholders in the event that the Chair of the Board is absent.

Section 7. The Chief Executive Officer may execute bonds, mortgages and other contracts requiring a seal under the seal of the Company, except where required by law or these Bylaws to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Company.

THE CHAIR OF THE BOARD

Section 8. The Chair of the Board shall preside at all meetings of the Board of Directors and of the stockholders. The Chair of the Board shall have and may exercise such powers as are, from time to time, assigned to him or her by the Board of Directors and as may be provided by law.

Section 9. The Chair of the Board may execute bonds, mortgages and other contracts requiring a seal under the seal of the Company, except where required by law or these Bylaws to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Company.

THE PRESIDENT AND VICE PRESIDENTS

Section 10. In the absence of the Chief Executive Officer and the Chair of the Board, the President shall preside at all meetings of the stockholders and the Board of Directors (if, in the case of meetings of the Board of Directors, the President is also a director). In the absence of the Chair of the Board and the Chief Executive Officer, or in the event of their inability or refusal to act, the President shall perform the duties of the Chair of the Board (if the President is a director) and the Chief Executive Officer and, when so acting, shall have all the powers of and be subject to all the restrictions upon the Chair of the Board and the Chief Executive Officer. The President shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

Section 11. The President may execute bonds, mortgages and other contracts requiring a seal under the seal of the Company, except where required by law or these Bylaws to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the Company.

Section 12. In the absence of the President or in the event of his inability or refusal to act, the Executive Vice President, if any (or in the event there be more than one Executive Vice President, the Executive Vice President in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election), shall perform the duties of the President and, when so acting, shall have all the powers of and be subject to all the restrictions upon the President. In the absence of the President and all the Executive Vice

Presidents or in the event of their inability or refusal to act, the Senior Vice President, if any (or in the event there be more than one Senior Vice President, the Senior Vice President in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election), shall perform the duties of the President and, when so acting, shall have all the powers of and be subject to all the restrictions upon the President. In the absence of the President, all Executive Vice Presidents and all Senior Vice Presidents or in the event of their inability or refusal to act, the Vice President, if any (or in the event there be more than one Vice President, the Vice President, in the order designated by the Board of Directors, or in absence of any designation, then in order of their election), shall perform the duties of the President and, when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The Executive Vice Presidents, the Senior Vice Presidents and Vice Presidents shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

THE SECRETARY AND ASSISTANT SECRETARY

Section 13. The Secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the Company and of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or the Chair of the Board, under whose supervision he shall be. The Secretary and any Assistant Secretaries shall have custody of the seal(s) of the Company and shall have the authority to affix the same to any instrument requiring it and, when so affixed, it may be attested by the signature of the Secretary or any Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Company and to attest the affixing by his or her signature.

Section 14. The Assistant Secretary, if any, or, if there be more than one, the Assistant Secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the Secretary or in the event of his or her inability or refusal to act, perform the duties and exercise the powers of the Secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

THE TREASURER AND ASSISTANT TREASURER

Section 15. The Treasurer or, if there is no Treasurer, a Vice President shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Company and shall deposit all moneys and other valuable effects in the name and to the credit of the Company in such depositories as may be designated by the Board of Directors.

Section 16. The Treasurer or, if there is no Treasurer, a Vice President shall disburse the funds of the Company as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the Chair of the Board and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Company.

Section 17. The Assistant Treasurer, if any, or, if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the Treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

ARTICLE VI

CERTIFICATES OF SHARES

Section 1. Every holder of shares of stock in the Company shall be entitled to have a certificate signed by, or in the name of the Company by, the Chair of the Board or the President or an Executive Vice President, or a Senior Vice President or a Vice President, and by the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer of the Company, certifying the number of shares owned by such stockholder in the Company, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares.

Each certificate representing shares shall state the following upon the face thereof: the name of the state of the Company's organization; the name of the person to whom issued; the number and class of shares and the designation of the series, if any, which such certificate represents; the par value of each share, if any, represented by such certificate or a statement that the shares are without par value. Certificates of stock shall be in such form consistent with law as shall be prescribed by the Board of Directors. No certificate shall be issued until the shares represented thereby are fully paid. In addition to the foregoing, all certificates evidencing shares of the Company's stock or other securities issued by the Company shall contain such legend or legends as may from time to time be required by the NRS or such other federal, state or local laws or regulations then in effect. Within a reasonable time after the issuance or transfer of uncertificated shares on the books of the Company, the Company shall send to the registered holder thereof a written statement certifying the number and class (and the designation of the series, if any) of the shares owned by such stockholder in the Company and any restrictions on the transfer or registration of such shares imposed by the Articles of Incorporation, these Bylaws, any agreement among stockholders or any agreement between the stockholders and the Company, and, within ten (10) days after receipt of a written request therefor from the stockholder of record, the Company shall provide to such stockholder of record holding uncertificated shares, a written statement confirming the information contained in such written statement previously sent to the stockholder of record. Except as otherwise expressly provided by the NRS, the rights and obligations of the stockholders of the Company shall be identical whether or not their shares of stock are represented by certificates.

Section 2. Any or all of the signatures and/or the seal of the Company on the certificate may be facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Company with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

LOST CERTIFICATES

Section 3. The Board of Directors, either directly or through the Secretary as its designee, may direct a new certificate or certificates or uncertificated shares to be issued in place of any certificate or certificates theretofore issued by the Company alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate or certificates or uncertificated shares, the Board of Directors or the Secretary may, in its, his or her discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate or certificates, or its, his or her legal representative, to advertise the same in such manner as it, he or she shall require and/or to give the Company a bond or indemnity in such sum as it, he or she may direct as indemnity against any claim that may be made against the Company with respect to the certificate alleged to have been lost, stolen or destroyed.

TRANSFER OF SHARES

Section 4. Upon surrender to the Company or the transfer agent of the Company of a certificate for shares of stock duly endorsed or accompanied by proper evidence of succession, assignation or authority to transfer and, where applicable, a duly executed instrument of transfer, it shall be the duty of the Company to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

FIXING RECORD DATE

Section 5. (a) In order that the Company may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment or postponement thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, unless otherwise be required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and must fix a new record date if the meeting is adjourned to a date more than sixty (60) days later than the date set for the original meeting.

(b) In order that the Company may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which shall not be more than sixty (60) days prior to such other action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

(c) Unless otherwise restricted by the Articles of Incorporation, in order that the Company may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date for determining stockholders entitled to express consent to corporate action in writing without a meeting is fixed by the Board of Directors, (i) when no prior action of the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Company in accordance with applicable law, and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

REGISTERED STOCKHOLDERS

Section 6. The Company shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends and other distributions, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

Section 7. In the case of the death of a stockholder, the survivor or survivors where the deceased stockholder was a joint holder, and the legal personal representatives of the deceased stockholder where the deceased stockholder was a sole holder, shall be the only persons recognized by the Company as having any title to the deceased stockholder's interest in the stock. Nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by such deceased stockholder with other persons. Subject to the applicable provisions of the NRS, for the purpose of this Section 7, "legal personal representative" means the executor or administrator of a deceased stockholder or such other person as the Board of Directors may in its absolute discretion decide as being properly authorized to deal with the stock of a deceased stockholder.

Section 8. Any person becoming entitled to a share of capital stock of the Company in consequence of the death or bankruptcy of any stockholder may be registered as a stockholder upon such evidence as the Board of Directors may deem sufficient or may elect to nominate some person to be registered as a transferee of such share, and in such case the person becoming entitled shall execute in favor of such nominee an instrument of transfer. On the presentation thereof to the Board of Directors, accompanied by such evidence as the Board of Directors may require to prove the title of the transferor, the transferee shall be registered as a stockholder but the Board of Directors shall, in either case, have the same right to decline or suspend registration as it would have had in the case of a transfer of the share by that stockholder before such stockholder's death or bankruptcy, as the case may be.

ARTICLE VII

GENERAL PROVISIONS

DIVIDENDS AND OTHER DISTRIBUTIONS

Section 1. Dividends and other distributions declared upon the stock of the Company, subject to the provisions of the NRS and the Articles of Incorporation, may be declared by the Board of Directors pursuant to applicable law. Dividends and other distributions may be paid in cash, in property, in shares of stock and any other medium not prohibited under applicable law, subject to the provisions of the NRS.

Section 2. Before payment of any dividend or other distributions, there may be set aside out of any funds of the Company available for dividends such sum or sums as the directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for repairing or maintaining any property of the Company, or for such other purpose as the directors shall think conducive to the interest of the Company, and the directors may modify or abolish any such reserve in the manner in which it was created.

CHECKS

Section 3. All checks or demands for money and notes of the Company shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

FISCAL YEAR

Section 4. The fiscal year of the Company shall be the calendar year unless another fiscal year is fixed by resolution of the Board of Directors.

ACCOUNTS

Section 5. The Board of Directors shall cause to be kept proper records of account with respect to all transactions of the Company. Such records of account shall be kept at the registered office of the Company or at such other place as the Board thinks fit and shall be available for inspection by the directors during normal business hours.

Section 6. The accounts of the Company shall be audited at least once in every year unless the Board of Directors agrees to waive the audit requirement.

SEAL

Section 7. The Board of Directors may, by resolution, adopt a corporate seal having inscribed thereon the name of the Company, the year of its organization and the words "Corporate Seal, Nevada." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise. Except as otherwise specifically provided in these Bylaws, any officer of the Company shall have the authority to affix the seal to any document requiring it.

INDEMNIFICATION AND ADVANCEMENT OF EXPENSES

Section 8. The Company shall indemnify its officers, directors and employees to the fullest extent permitted by the laws of the State of Nevada.

Expenses (including attorneys' fees) incurred by an officer or director of the Company in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Company as such expenses are incurred and in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Company as authorized by relevant sections of the NRS.

The indemnification and advancement of expenses provided by this Section 8 shall not be deemed exclusive of any other rights which any officer, director or employee, as such, may have or hereafter acquire under the NRS, the Articles of Incorporation, any provision of these Bylaws, or any agreement or otherwise.

The provisions of this Section 8 relating to indemnification shall constitute a contract between the Company and each of its directors and officers which may be modified as to any director or officer only with that person's consent or as specifically provided in this section. Notwithstanding any other provision of these Bylaws relating to their amendment generally, any repeal or modification of the foregoing provisions of this Section 8 shall not adversely affect any right or protection existing at the time of such repeal or modification.

NUMBER AND GENDER

Section 9. Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires.

SEPARABILITY

Section 10. In case any provision of these Bylaws shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

ARTICLE VIII
AMENDMENTS

In furtherance and not in limitation of the powers conferred by the NRS, [ALTERNATIVE 1: the Board of Directors is expressly authorized to rescind, repeal and amend the Bylaws or to adopt new bylaws, provided that the Bylaws also may be rescinded, repealed or amended in any respect, and new bylaws may be adopted, in each case by the affirmative vote of the holders of at least a majority of the outstanding voting power of the Company.][ALTERNATIVE 2: (a) the Board of Directors is expressly authorized to make, rescind, alter and amend the Bylaws, provided that no provision in the Bylaws shall be rescinded, altered or amended and no new provision in the Bylaws shall be made until the same has also been approved by resolution of the stockholders or (b) the stockholders may adopt a resolution to make, rescind, alter and amend the Bylaws.]

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APPENDIX D: AMENDED AND RESTATED 2010 LONG TERM INCENTIVE AND STOCK AWARD PLAN

XOMA ROYALTY CORPORATION
AMENDED AND RESTATED
2010 LONG TERM INCENTIVE AND STOCK AWARD PLAN

1. Purposes.

The XOMA Royalty Corporation Amended and Restated 2010 Long Term Incentive and Stock Award Plan (the "Plan") was originally adopted as the XOMA Corporation 2010 Long Term Incentive and Stock Award Plan, effective as of July 21, 2010 (the "Original Effective Date") and was most recently amended and restated effective as of May 17, 2023. The Plan, as amended and restated herein, is effective as of May 21, 2025 (the "Effective Date"), subject to approval by the Company's stockholders.

The purposes of the XOMA Royalty Corporation Amended and Restated 2010 Long Term Incentive and Stock Award Plan are to advance the interests of XOMA Royalty Corporation and its stockholders by providing a means to attract, retain, and motivate employees, consultants and directors of the Company, its Subsidiaries and Affiliates, to provide for competitive compensation opportunities, to encourage long term service, to recognize individual contributions and reward achievement of performance goals, and to promote the creation of long term value for stockholders by aligning the interests of such persons with those of stockholders.

2. Definitions.

For purposes of this Plan, the following terms shall be defined as set forth below:

(a) "Affiliate" means any entity other than the Company and its Subsidiaries that is designated by the Board or the Committee as a participating employer under this Plan; provided, however, that the Company directly or indirectly owns at least 20% of the combined voting power of all classes of stock of such entity or at least 20% of the ownership interests in such entity.

(b) "Award" means any Option, SAR, Restricted Share, Restricted Stock Unit, Performance Share, Performance Unit, Dividend Equivalent, or Other Stock-Based Award granted to an Eligible Person under this Plan.

(c) "Award Agreement" means any written or electronic agreement, contract, or other instrument or document evidencing an Award.

(d) "Beneficiary" means the person, persons, trust or trusts which have been designated by an Eligible Person in his or her most recent written beneficiary designation filed with the Company to receive the benefits specified under this Plan upon the death of the Eligible Person, or, if there is no designated Beneficiary or surviving designated Beneficiary, then the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

(e) "Board" means the Board of Directors of the Company.

(f) "Change in Control" means the occurrence of any of the following events:

(i) a merger, consolidation or acquisition of the Company or any direct or indirect subsidiary of the Company with any other entity, other than a merger, consolidation or acquisition which would result in the holders of the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) at least 50% of the combined voting power of the securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation;

(ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(iii) the implementation of a plan of complete liquidation or dissolution of the Company;

(iv) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becoming the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing more than 50% of the total voting power represented by the Company's then outstanding voting securities; or

(v) a change in the composition of the Board, as a result of which fewer than a majority of the directors are Incumbent Directors.

(g) "Code" means the Internal Revenue Code of 1986.

(h) "Committee" means the Compensation Committee of the Board, or such other Board committee or committees (which may include the entire Board) as may be designated by the Board to administer all or any portion of this Plan; provided, however, that, unless otherwise determined by the Board, a Committee shall consist of two or more directors of the Company, each of whom is a "non- employee director" within the meaning of Rule 16b-3, to the extent applicable; provided, further, that the mere fact that a Committee shall fail to qualify under the foregoing requirement shall not invalidate any Award made by such Committee which Award is otherwise validly made under this Plan. Different Committees may administer this Plan with respect to different groups of Eligible Persons. As used herein, the singular "Committee" shall include the plural "Committees" if applicable, except where the context requires otherwise.

(i) "Company" means XOMA Royalty Corporation (f/k/a XOMA Corporation), a Delaware corporation, or any successor company.

(j) "Director" means a member of the Board who is not an employee of the Company, a Subsidiary or an Affiliate.

(k) "Dividend Equivalent" means a right, granted under Section 5(g), to receive cash, Shares, or other property equal in value to dividends paid with respect to a specified number of Shares. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award and may be paid currently or on a deferred basis.

(l) "Eligible Person" means (i) an employee, consultant or other service provider of the Company, a Subsidiary or an Affiliate, including any director who is an employee, or (ii) a Director.

(m) "Exchange Act" means the Securities Exchange Act of 1934.

(n) "Fair Market Value" means:

(i) if the Shares are not at the time listed or admitted to trading on any stock exchange but are traded in the over-the-counter market, the closing selling price per Share on the date in question, as such price is reported on The NASDAQ Global Market or any successor system; provided that if there is no reported closing selling price for Shares on the date in question, then the closing selling price on the last preceding date for which such quotation exists shall be determinative;

(ii) if the Shares are at the time listed or admitted to trading on any stock exchange, the closing selling price per Share on the date in question on the stock exchange determined by the Committee to be the primary market for the Shares, as such price is officially quoted on such exchange; provided that if there is no reported sale of Shares on such exchange on the date in question, then the closing selling price on the last preceding date for which such quotation exists shall be determinative; or

(iii) if the Shares are at the time neither listed nor admitted to trading on any stock exchange nor traded in the over-the- counter market (or if the Committee determines that the value as determined pursuant to subsection (i) or (ii) above does not reflect fair market value), then the Committee shall determine Fair Market Value after taking into account such factors as it deems appropriate consistent with Treas. Reg. § 409A-1(b)(5)(iv)(B), including one or more independent professional appraisals.

(o) "Incumbent Directors" means directors who (i) are directors of the Company as of the date hereof, (ii) are elected or nominated for election to the Board by the affirmative votes of the directors of the Company as of the date hereof, or (iii) are elected or nominated for election to the Board by the affirmative votes of at least a majority of those directors whose election or nomination was not in connection with any transaction described in subsections (i) through (iv) of the definition of Change in Control or in connection with an actual or threatened proxy contest relating to the election of directors of the Company.

(p) "ISO" means any Option intended to be and designated as an incentive stock option within the meaning of Section 422 of the Code.

(q) "NQSO" means any Option that is not an ISO.

(r) "Option" means a right, granted under Section 5(b), to purchase Shares.

(s) "Other Stock-Based Award" means a right, granted under Section 5(h) that relates to or is valued by reference to Shares.

(t) "Participant" means an Eligible Person who has been granted an Award under this Plan.

(u) "Performance Period" shall have the meaning set forth in Section 5(f)(i).

(v) "Performance Share" means a performance share granted under Section 5(f).

(w) "Performance Unit" means a performance unit granted under Section 5(f).

(x) "Restricted Shares" means an Award of Shares under Section 5(d) that may be subject to certain restrictions and to a risk of forfeiture.

(y) "Restricted Stock Unit" means a right, granted under Section 5(e), to receive Shares or cash at the end of a specified deferral period.

(z) "Rule 16b-3" means Rule 16b-3 promulgated under Section 16 of the Exchange Act.

(aa) "SAR" or "Stock Appreciation Right" means the right, granted under Section 5(c), to be paid an amount measured by the difference between the exercise price of the right and the Fair Market Value of Shares on the date of exercise of the right, with payment to be made in cash, Shares, or property as specified in the Award or determined by the Committee.

(bb) "Shares" means shares of common stock, par value $0.0075, of the Company, and such other securities as may be substituted for Shares pursuant to Section 4(b) hereof.

(cc) "Subsidiary" means any company (other than the Company) in an unbroken chain of companies beginning with the Company if each of the companies (other than the last company in the unbroken chain) owns shares possessing 50% or more of the total combined voting power of all classes of stock in one of the other companies in the chain.

(dd) "Termination of Service" means the termination of the Participant's employment, consulting services or directorship with the Company, its Subsidiaries and its Affiliates, as the case may be. A Participant employed by a Subsidiary of the Company or one of its Affiliates shall also be deemed to incur a Termination of Service if the Subsidiary of the Company or Affiliate ceases to be such a Subsidiary or an Affiliate, as the case may be, and the Participant does not immediately thereafter become an employee or director of, or a consultant to, the

Company, another Subsidiary of the Company or an Affiliate. In the event that a Participant who is an employee of the Company, a Subsidiary or an Affiliate becomes a Director or a consultant to the Company, a Subsidiary or an Affiliate upon the Participant's termination of employment, unless otherwise determined by the Committee in its sole discretion, no Termination of Service shall be deemed to occur until such time as such Participant is no longer an employee of, or consultant to, the Company, a Subsidiary or an Affiliate or a Director, as the case may be. If a Participant who is a Director becomes an employee of, or a consultant to, the Company, a Subsidiary or an Affiliate upon such Participant ceasing to be a Director, unless otherwise determined by the Committee in its sole discretion, such termination of the Participant's directorship shall not be treated as a Termination of Service unless and until the Participant's employment or consultancy, as the case may be, terminates. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company and its Subsidiaries and Affiliates shall not be considered a Termination of Service.

3. Administration.

(a) Authority of the Committee. This Plan shall be administered by the Committee, and the Committee shall have full and final authority to take the following actions, in each case subject to and consistent with the provisions of this Plan:

(i) to select Eligible Persons to whom Awards may be granted;

(ii) to designate Affiliates;

(iii) to determine the type or types of Awards to be granted to each Eligible Person;

(iv) to determine the type and number of Awards to be granted, the number of Shares to which an Award may relate, the terms and conditions of any Award granted under this Plan (including any exercise price, grant price, or purchase price, any restriction or condition, any schedule for lapse of restrictions or conditions relating to transferability or forfeiture, exercisability, or settlement of an Award, and waiver or accelerations thereof, and waivers of performance conditions relating to an Award, based in each case on such considerations as the Committee shall determine), and all other matters to be determined in connection with an Award;

(v) to determine whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, exchanged, or surrendered;

(vi) to determine whether, to what extent, and under what circumstances cash, Shares, other Awards, or other property payable with respect to an Award will be deferred either automatically, at the election of the Committee, or at the election of the Eligible Person, provided that such deferral shall be intended to be in compliance with Section 409A of the Code;

(vii) to prescribe the form of each Award Agreement, which need not be identical for each Eligible Person;

(viii) to adopt, amend, suspend, waive, and rescind such rules and regulations and appoint such agents as the Committee may deem necessary or advisable to administer this Plan;

(ix) to correct any defect or supply any omission or reconcile any inconsistency in this Plan and to construe and interpret this Plan and any Award, rules and regulations, Award Agreement, or other instrument hereunder;

(x) to accelerate the exercisability or vesting of all or any portion of any Award or to extend the period during which an Award is exercisable;

(xi) to determine whether uncertificated Shares may be used in satisfying Awards and otherwise in connection with this Plan;

(xii) to make all other decisions and determinations as may be required under the terms of this Plan or as the Committee may deem necessary or advisable for the administration of this Plan, including to decide any disputes arising in connection with the Plan.

(b) <u>Manner of Exercise of Committee Authority</u>. The Committee shall have sole discretion in exercising its authority under this Plan. Any action of the Committee with respect to this Plan shall be final, conclusive, and binding on all persons, including the Company, Subsidiaries, Affiliates, Eligible Persons, any person claiming any rights under this Plan from or through any Eligible Person, and stockholders. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to other members of the Board or officers or managers of the Company or any Subsidiary or Affiliate the authority, subject to such terms as the Committee shall determine, to perform administrative functions and, with respect to Awards granted to persons not subject to Section 16 of the Exchange Act, to perform such other functions as the Committee may determine, to the extent permitted under Rule 16b-3 (if applicable) and applicable law.

(c) <u>L imitation of Liability</u>. Each member of the Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him or her by any officer or other employee of the Company or any Subsidiary or Affiliate, the Company's independent certified public accountants, or other professional retained by the Company to assist in the administration of this Plan. No member of the Committee, and no officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to this Plan, and all members of the Committee and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination, or interpretation.

(d) <u>No Option or SAR Repricing Without Stockholder Approval</u>. Except as provided in Section 4(b), unless the approval of stockholders of the Company is obtained, (i) Options and SARs shall not be amended to lower their exercise price, (ii) Options and SARs will not be exchanged for other Options or SARs with lower exercise prices, (iii) Options and SARs with an exercise price in excess of the Fair Market Value of the underlying Shares will not be exchanged for cash or other property and (iv) no other action shall be taken with respect to Options or SARs that would be treated as a repricing under generally accepted accounting principles or the rules of the stock exchange on which the Shares are listed.

(e) <u>Limitation on Committee's Authority under 409A</u>. Anything in this Plan to the contrary notwithstanding, the Committee's authority to modify outstanding Awards shall be limited to the extent necessary so that the existence of such authority does not (i) cause an Award that is not otherwise deferred compensation subject to Section 409A of the Code to become deferred compensation subject to Section 409A of the Code or (ii) cause an Award that is otherwise deferred compensation subject to Section 409A of the Code to fail to meet the requirements prescribed by Section 409A of the Code.

4. Shares Subject to this Plan.

(a) Subject to adjustment as provided in Section 4(b) hereof, the total number of Shares reserved for issuance in connection with Awards under this Plan shall be (i) 4,893,062 plus (ii) the number of Shares subject to awards granted prior to the Original Effective Date of this Plan under the Company's 1981 Share Option Plan, its Restricted Share Plan or its 1992 Directors Share Option Plan (the "Prior Plans") which awards are, after the Original Effective Date, forfeited, canceled, surrendered or otherwise terminated without a distribution of Shares to the holder of the award; provided, however, that, subject to adjustment as provided in Section 4(b) hereof, no more than 4,893,062 Shares may be issued as ISOs under this Plan; and, provided, further, that for each Restricted Share, Restricted Stock Unit, Performance Share, Performance Unit, Dividend Equivalent or Other Stock-Based Award issued, such total number of available Shares shall be reduced by 1.08 Shares. No Award may be granted if the number of Shares to which such Award relates, when added to the number of Shares previously issued under this Plan, exceeds the number of Shares reserved under the applicable provisions of the preceding sentence. If any Awards are forfeited, canceled, terminated, exchanged or surrendered or such Award is settled in cash or otherwise terminates without a distribution of Shares to the Participant, any Shares counted against the number of Shares reserved and available under this Plan with respect to such Award shall, to the extent of any such forfeiture, repurchase, settlement, termination, cancellation, exchange or surrender, again be available for Awards under this Plan. Further, for each share underlying an Award that was granted under this Plan and is a Restricted Share, Restricted Stock Unit, Performance Share, Performance Unit, Dividend Equivalent or Other Stock-Based Award and for each Share underlying an award other than an option or stock appreciation right that was granted under a Prior Plan, in each case, that is forfeited, cancelled, terminated, exchanged or surrendered, such forfeiture, cancellation, termination, exchange or surrender will result in the addition of 1.08 shares to the share reserve of this Plan. Upon the exercise of any Award granted in tandem with any other Awards, such related Awards shall be canceled to the extent of the number of Shares as to which the Award is exercised. If any shares subject to an Award are not delivered to a Participant because the Award is exercised through a reduction of shares subject to the Award (i.e., "net exercised"), the number of shares that are not delivered to the Participant shall not remain available for issuance under the Plan. Also, any shares withheld or reacquired by the Company pursuant to the exercise of an option or SAR or as consideration for the exercise of an option or SAR, and any shares withheld or reacquired by the Company in satisfaction of the Company's tax withholding obligation on an Award shall not again become available for issuance under the Plan.

(b) In the event that the Committee shall determine that any dividend in Shares, recapitalization, Share split, reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase, share exchange, extraordinary distribution or other similar corporate transaction or event, affects the Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Eligible Persons under this Plan, then the Committee shall make such equitable changes or adjustments as it deems appropriate and, in such manner as it may deem equitable, (i) adjust any or all of (w) the number and kind of shares which may thereafter be issued under this Plan, (x) the number and kind of shares, other securities or other consideration issued or issuable in respect of outstanding Awards, and (y) the exercise price, grant price, or purchase price relating to any Award, or (ii) provide for a distribution of cash or property in respect of any Award; provided, however, in each case that, with respect to ISOs, such adjustment shall be made in accordance with Section 424(a) of the Code, unless the Committee determines otherwise; provided, further, that no adjustment shall be made pursuant to this Section 4(b) that causes any Award that is not otherwise deferred compensation subject to Section 409A of the Code to be treated as deferred compensation pursuant to Section 409A of the Code. In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria and performance objectives, if any, included in, Awards in recognition of unusual or non-recurring events (including events described in the preceding sentence) affecting the Company or any Subsidiary or Affiliate or the financial statements of the Company or any Subsidiary or Affiliate, or in response to changes in applicable laws, regulations, or accounting principles.

(c) Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares or treasury Shares including Shares acquired by purchase in the open market or in private transactions.

(d) Shares of Plans Acquired in Certain Transactions. Subject to the listing rules of the stock exchange, if any, on which the Share is listed, a number of shares under a pre-existing shareholder-approved plan of an entity directly or indirectly acquired by the Company or any Affiliate as a result of a merger, consolidation or acquisition equal to the shares remaining available for delivery under such pre-existing shareholder-approved plan as of the date of the consummation of such transaction (as appropriately adjusted to reflect such transaction) may, if and to the extent permitted by the Board, be delivered with respect to Awards under the Plan and such shares shall not reduce the number of Shares available for issuance under the Plan pursuant to Section 4(a); provided, however, that such Awards shall not be made after the date awards or grants could have otherwise been made under the terms of such pre-existing shareholder-approved plan, absent the transaction.

(e) Non-Employee Director Aggregate Compensation Limit. The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a non-employee director with respect to any period commencing on the date of the Company's annual meeting of stockholders for a particular year and ending on the day immediately prior to the date of the Company's annual meeting of stockholders for the next subsequent year, including Awards granted and cash fees paid by the Company to such non-employee director, will not exceed $750,000 in total value, calculating the value of any Awards based on the grant date fair value of such Awards for financial reporting purposes.

5. Specific Terms of Awards.

(a) General. Awards may be granted on the terms and conditions set forth in this Section 5. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 8(d)), such additional terms and conditions, not inconsistent with the provisions of this Plan, as the Committee shall determine, including terms regarding forfeiture of Awards or continued exercisability of Awards in the event of Termination of Service by the Eligible Person.

(b) Options. The Committee is authorized to grant Options, which may be NQSOs or ISOs, to Eligible Persons on the following terms and conditions:

(i) Exercise Price. The exercise price per Share purchasable under an Option shall be determined by the Committee; provided, however, that the exercise price per Share of an Option shall not be less than the Fair Market Value of a Share on the date of grant of the Option. The Committee may, without limitation, set an exercise price that is based upon achievement of performance criteria if deemed appropriate by the Committee.

(ii) Option Term. The term of each Option shall be determined by the Committee; provided, however, that such term shall not be longer than ten years from the date of grant of the Option.

(iii) Time and Method of Exercise. The Committee shall determine at the date of grant or thereafter the time or times at which an Option may be exercised in whole or in part (including upon achievement of performance criteria if deemed appropriate by the Committee), the methods by which such exercise price may be paid or deemed to be paid (including broker-assisted exercise arrangements), the form of such payment (including cash, Shares or other property), and the methods by which Shares will be delivered or deemed to be delivered to Eligible Persons.

(iv) ISOs. The terms of any ISO granted under this Plan shall comply in all respects with the provisions of Section 422 of the Code, including the requirement that the ISO shall be granted within ten years from the earlier of the date of adoption or stockholder approval of this Plan. ISOs may only be granted to employees of the Company or a parent or subsidiary corporation (as defined in Section 424 of the Code). In the case of the grant of an ISO to any Participant owning stock possessing more than 10% of the combined voting power of all classes of stock of the Company, the exercise price of such Option must be at least 110% of the Fair Market Value of a Share on the date of grant, and the Option must expire within a period of not more than five years from the date of grant.

(c) SARs. The Committee is authorized to grant SARs (Stock Appreciation Rights) to Eligible Persons on the following terms and conditions:

(i) Right to Payment. An SAR shall confer on the Eligible Person to whom it is granted a right to receive with respect to each Share subject thereto, upon exercise thereof, the excess of (A) the Fair Market Value of one Share on the date of exercise over (B) the exercise price per Share of the SAR, as determined by the Committee as of the date of grant of the SAR (which shall not be less than the Fair Market Value per Share on the date of grant of the SAR and, in the case of an SAR granted in tandem with an Option, shall be equal to the exercise price of the underlying Option).

(ii) Other Terms. The Committee shall determine, at the time of grant or thereafter, the time or times at which an SAR may be exercised in whole or in part (which shall not be more than ten years after the date of grant of the SAR), the method of exercise, method of settlement, form of consideration payable in settlement, method by which Shares will be delivered or deemed to be delivered to Eligible Persons, whether or not an SAR shall be in tandem with any other Award, and any other terms and conditions of any SAR. Unless the Committee determines otherwise, an SAR (A) granted in tandem with an NQSO may be granted at the time of grant of the related NQSO or at any time thereafter and (B) granted in tandem with an ISO may only be granted at the time of grant of the related ISO.

(d) <u>Restricted Shares</u>. The Committee is authorized to grant Restricted Shares to Eligible Persons on the following terms and conditions:

(i) <u>Issuance and Restrictions</u>. Restricted Shares shall be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose at the date of grant or thereafter, which restrictions may lapse separately or in combination at such times, under such circumstances (including upon achievement of performance criteria if deemed appropriate by the Committee), in such installments, or otherwise, as the Committee may determine. Except to the extent restricted under the Award Agreement relating to the Restricted Shares, an Eligible Person granted Restricted Shares shall have all of the rights of a stockholder including the right to vote Restricted Shares and the right to receive dividends thereon.

(ii) <u>Certificates for Shares</u>. Restricted Shares granted under this Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Shares are registered in the name of the Eligible Person, such certificates shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and, unless otherwise determined by the Committee, the Company shall retain physical possession of the certificate and the Participant shall deliver a stock power to the Company, endorsed in blank, relating to the Restricted Shares.

(iii) <u>Dividends</u>. Dividends paid on Restricted Shares shall be accrued in cash or in restricted or unrestricted Shares having a Fair Market Value equal to the amount of such dividends. Shares distributed in connection with a Share split or dividend in Shares and cash or other property distributed as a dividend shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Shares with respect to which such Shares or other property has been distributed.

(e) <u>Restricted Stock Units</u>. The Committee is authorized to grant Restricted Stock Units to Eligible Persons, subject to the following terms and conditions:

(i) <u>Award and Restrictions</u>. Delivery of Shares or cash, as the case may be, will occur upon expiration of the deferral period specified for Restricted Stock Units by the Committee (or, if permitted by the Committee, as elected by the Eligible Person). In addition, Restricted Stock Units shall be subject to such restrictions as the Committee may impose, if any (including the achievement of performance criteria if deemed appropriate by the Committee), at the date of grant or thereafter, which restrictions may lapse at the expiration of the deferral period or at earlier or later specified times, separately or in combination, in installments or otherwise, as the Committee may determine.

(ii) <u>Dividend Equivalents</u>. Unless otherwise determined by the Committee at the date of grant, Dividend Equivalents on the specified number of Shares covered by a Restricted Stock Unit shall be either (A) accrued in cash or in restricted or unrestricted Shares having a Fair Market Value equal to the amount of such dividends, or (B) deferred with respect to such Restricted Stock Unit and the amount or value thereof automatically deemed reinvested in additional Restricted Stock Units or other Awards, as the Committee shall determine; <u>provided</u>, <u>however</u>, that Dividend Equivalents shall be subject to all conditions and restrictions of the underlying Restricted Stock Units to which they relate.

(f) <u>Performance Shares and Performance Units</u>. The Committee is authorized to grant Performance Shares or Performance Units or both to Eligible Persons on the following terms and conditions:

(i) <u>Performance Period</u>.The Committee shall determine a performance period (the "<u>Performance Period</u>") of one or more years or other periods and shall determine the performance objectives for grants of Performance Shares and Performance Units. Performance objectives may vary from Eligible Person to Eligible Person and shall be based upon the performance criteria as the Committee may deem appropriate. The performance objectives may be determined by reference to the performance of the Company, or of a Subsidiary or Affiliate, or of a division or unit of any of the foregoing. Performance Periods may overlap and Eligible Persons may participate simultaneously with respect to Performance Shares and Performance Units for which different Performance Periods are prescribed.

(ii) <u>Award Value</u>. At the beginning of a Performance Period, the Committee shall determine for each Eligible Person or group of Eligible Persons with respect to that Performance Period the range of number of

Shares, if any, in the case of Performance Shares, and either the range of number of Shares or the range of dollar values, if any, in the case of Performance Units, which may be fixed or may vary in accordance with such performance or other criteria specified by the Committee, which shall be paid to an Eligible Person as an Award if the relevant measure of Company performance for the Performance Period is met.

(iii) <u>Significant Events</u>. If during the course of a Performance Period there shall occur significant events as determined by the Committee which the Committee expects to have a substantial effect on a performance objective during such period, the Committee may revise such objective or adjust the Company's performance with respect to such performance objective, in each case, in its sole discretion.

(iv) <u>Payment</u>. Each Performance Share or Performance Unit may be paid in whole Shares, or cash, or a combination of Shares and cash either as a lump sum payment or in installments, all as the Committee shall determine, at the time of grant of the Performance Share or Performance Unit or otherwise, commencing at the time determined by the Committee.

(v) <u>Restriction on Dividends</u>. No dividends or Dividend Equivalents shall be paid on any Performance Share or Performance Unit until such time (if ever) as the performance criteria associated therewith have been met.

(g) <u>Dividend Equivalents</u>. The Committee is authorized to grant Dividend Equivalents to Eligible Persons. The Committee may provide, at the date of grant or thereafter, that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Shares, or other investment vehicles as the Committee may specify; <u>provided</u>, <u>however</u>, that Dividend Equivalents (other than freestanding Dividend Equivalents) shall be subject to all conditions and restrictions of any underlying Awards to which they relate.

(h) <u>Other Stock-Based Awards</u>. The Committee is authorized, subject to limitations under applicable law, to grant to Eligible Persons such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of this Plan, including unrestricted shares awarded purely as a "bonus" and not subject to any restrictions or conditions, other rights convertible or exchangeable into Shares, purchase rights for Shares, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the performance of specified Subsidiaries or Affiliates. The Committee shall determine the terms and conditions of such Awards at date of grant or thereafter. Shares delivered pursuant to an Award in the nature of a purchase right granted under this Section 5(h) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including cash, Shares, notes or other property, as the Committee shall determine. Cash awards, as an element of or supplement to any other Award under this Plan, shall also be authorized pursuant to this Section 5(h).

6. <u>Certain Provisions Applicable to Awards.</u>

(a) <u>Stand-Alone, Additional, Tandem and Substitute Awards</u>. Awards granted under this Plan may, in the discretion of the Committee, be granted to Eligible Persons either alone or in addition to, in tandem with, or in exchange or substitution for, any other Award granted under this Plan or any award granted under any other plan or agreement of the Company, any Subsidiary or Affiliate, or any business entity to be acquired by the Company or a Subsidiary or Affiliate, or any other right of an Eligible Person to receive payment from the Company or any Subsidiary or Affiliate. Awards may be granted in addition to or in tandem with such other Awards or awards and may be granted either as of the same time as, or a different time from, the grant of such other Awards or awards. Subject to Section 3(d), the per Share exercise price of any Option, or grant price of any SAR, which is granted in connection with the substitution of awards granted under any other plan or agreement of the Company or any Subsidiary or Affiliate, or any business entity to be acquired by the Company or any Subsidiary or Affiliate, shall be determined by the Committee, in its discretion.

(b) <u>Form of Payment Under Awards</u>. Subject to the terms of this Plan and any applicable Award Agreement, payments to be made by the Company or a Subsidiary or Affiliate upon the grant, maturation, or exercise of an

Award may be made in such forms as the Committee shall determine at the date of grant or thereafter, including cash, Shares, notes or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis, provided that any such deferral shall be intended to be in compliance with Section 409A of the Code. The Committee may make rules relating to installment or deferred payments with respect to Awards, including the rate of interest to be credited with respect to such payments.

(c) Nontransferability. Awards shall not be transferable by an Eligible Person except by will or the laws of descent and distribution (except pursuant to a Beneficiary designation) and shall be exercisable during the lifetime of an Eligible Person only by such Eligible Person or his or her guardian or legal representative, provided that Awards that are NQSOs may be transferred or assigned by the optionee to the optionee's "family member" (as such term is defined in the Registration Statement on Form S-8), provided, further, that (i) there may be no consideration for any such transfer and (ii) subsequent transfers of the transferred NQSO will be prohibited other than by will or the laws of descent and distribution. An Eligible Person's rights under this Plan may not be pledged, mortgaged, hypothecated, or otherwise encumbered, and shall not be subject to claims of the Eligible Person's creditors.

(d) Noncompetition. The Committee may, by way of the Award Agreements or otherwise, establish such other terms, conditions, restrictions and/or limitations, if any, of any Award, provided they are not inconsistent with this Plan, including the requirement that the Participant not engage in competition with, solicit customers or employees of, or disclose or use confidential information of the Company or its Affiliates.

7. Change in Control Provisions.

Unless otherwise provided by the Committee or as set forth in the applicable Award Agreement or in any other agreement, in the event of a Change in Control, each outstanding Award shall either be assumed by the successor company or parent thereof or be replaced with comparable awards with respect to capital stock of the successor company or parent thereof, such comparability to be determined by the Committee; provided, however, that notwithstanding the foregoing, if an outstanding Award is not so assumed or replaced, then (i) such outstanding Award pursuant to which the Participant may have rights the exercise of which is restricted or limited, shall become fully exercisable at the time of the Change in Control, and (ii) unless the right to lapse of restrictions or limitations is waived or deferred by a Participant prior to such lapse, all restrictions or limitations (including risks of forfeiture and deferrals) on such outstanding Award subject to restrictions or limitations under this Plan shall lapse, and unless otherwise determined by the Committee, all performance criteria and other conditions to payment of Awards under which payments of cash, Shares or other property are subject to conditions shall be deemed to be achieved or fulfilled at target (if applicable) and shall be waived by the Company at the time of the Change in Control. In no event shall any action be taken pursuant to this Section 7 that would change the payment or settlement date of an Award in a manner that would result in the imposition of any additional taxes or penalties pursuant to Section 409A of the Code.

8. General Provisions.

(a) Compliance with Legal and Trading Requirements. This Plan, the granting and exercising of Awards thereunder, and the other obligations of the Company under this Plan and any Award Agreement, shall be subject to all applicable federal, state and foreign laws, rules and regulations, and to such approvals by any stock exchange, regulatory or governmental agency as may be required. The Company, in its discretion, may postpone the issuance or delivery of Shares under any Award until completion of such stock exchange or market system listing or registration or qualification of such Shares or any required action under any state, federal or foreign law, rule or regulation as the Company may consider appropriate, and may require any Participant to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Shares in compliance with applicable laws, rules and regulations. No provisions of this Plan shall be interpreted or construed to obligate the Company to register any Shares under federal, state or foreign law. The Shares issued under this Plan may be subject to such other restrictions on transfer as determined by the Committee, including restrictions under the Company's insider trading policy.

(b) No Right to Continued Employment or Service. Neither this Plan nor any action taken thereunder shall be construed as giving any employee, consultant or director the right to be retained in the employ or service of the Company or any of its Subsidiaries or Affiliates, nor shall it interfere in any way with the right of the Company or any of its Subsidiaries or Affiliates to terminate any employee's, consultant's or director's employment or service at any time.

(c) Taxes. The Company or any Subsidiary or Affiliate is authorized to withhold from any Award granted, any payment relating to an Award under this Plan, including from a distribution of Shares, or any payroll or other payment to an Eligible Person, amounts of withholding and other taxes due in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Eligible Persons to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Shares or other property and to make cash payments in respect thereof in satisfaction of an Eligible Person's tax obligations.

(d) Changes to this Plan and Awards. The Board may amend, alter, suspend, discontinue, or terminate this Plan or the Committee's authority to grant Awards under this Plan without the consent of stockholders of the Company or Participants, except that any such amendment or alteration shall be subject to the approval of the Company's stockholders (i) to the extent such stockholder approval is required under the rules of any stock exchange or automated quotation system on which the Shares may then be listed or quoted, or (ii) as it applies to ISOs, to the extent such stockholder approval is required under Section 422 of the Code; provided, however, that, without the consent of an affected Participant, no amendment, alteration, suspension, discontinuation, or termination of this Plan may materially and adversely affect the rights of such Participant under any Award theretofore granted to him or her. The Committee may waive any conditions or rights under, amend any terms of, or amend, alter, suspend, discontinue or terminate, any Award theretofore granted, prospectively or retrospectively; provided, however, that, without the consent of a Participant, no amendment, alteration, suspension, discontinuation or termination of any Award may materially and adversely affect the rights of such Participant under such Award.

(e) No Rights to Awards; No Stockholder Rights. No Eligible Person shall have any claim to be granted any Award under this Plan, and there is no obligation for uniformity of treatment of Eligible Persons. No Award shall confer on any Eligible Person any of the rights of a stockholder of the Company unless and until Shares are duly issued or transferred to the Eligible Person in accordance with the terms of the Award.

(f) Unfunded Status of Awards. This Plan is intended to constitute an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in this Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided, however, that the Committee may authorize the creation of trusts or make other arrangements to meet the Company's obligations under this Plan to deliver cash, Shares, other Awards, or other property pursuant to any Award, which trusts or other arrangements shall be consistent with the "unfunded" status of this Plan unless the Committee otherwise determines with the consent of each affected Participant.

(g) Nonexclusivity of this Plan. Neither the adoption of this Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including the granting of options and other awards otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

(h) Not Compensation for Benefit Plans. No Award payable under this Plan shall be deemed salary or compensation for the purpose of computing benefits under any benefit plan or other arrangement of the Company for the benefit of its employees, consultants or directors unless the Company shall determine otherwise.

(i) No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to this Plan or any Award. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional Shares or whether such fractional Shares or any rights thereto shall be forfeited or otherwise eliminated.

(j) <u>Governing Law</u>. The validity, construction, and effect of this Plan, any rules and regulations relating to this Plan, and any Award Agreement shall be determined in accordance with the laws of the State of Delaware without giving effect to principles of conflict of laws thereof.

(k) <u>Plan Termination</u>. This Plan shall terminate as to future awards on March 31, 2035 unless earlier terminated or extended by amendment.

(l) <u>Section 409A</u>. Awards under this Plan are intended to comply with, or be exempt from, the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent. Although the Company does not guarantee any particular tax treatment, to the extent that any Award is subject to Section 409A of the Code, it shall be paid in a manner that is intended to comply with Section 409A of the Code, including regulations and any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. In no event whatsoever shall the Company be liable for any additional tax, interest or penalties that may be imposed on a Participant by Section 409A of the Code or any damages for failing to comply with Section 409A of the Code.

(m) <u>Change of Domicile</u>. In the event the Company changes its jurisdiction of incorporation from Delaware to Nevada (the "Conversion"): (i) references herein to the Company shall refer to XOMA Royalty Corporation, a Nevada corporation; (ii) Section 8(j) shall be modified to substitute the State of Nevada for the State of Delaware; (iii) to the extent that Shares are required to, or may, be issued pursuant to an Award, shares of common stock of XOMA Royalty Corporation, a Nevada corporation, will be issued upon exercise or payment of any such Award previously or hereafter granted under this Plan, including Awards that were outstanding prior to the effectiveness of the Conversion; (iv) until surrendered and exchanged, each certificate delivered to a Participant pursuant to this Plan and evidencing outstanding Shares immediately prior to the effectiveness of the Conversion shall, for all purposes of this Plan and the Shares, continue to evidence the identical amount and number of outstanding Shares at and after the Conversion; and (v) the Company may make such modifications in the certificates evidencing (and the form of) the Shares as it deems necessary to reflect the substance of the changes to this Plan relating to the Conversion, but no such modifications shall be necessary to reflect the substance thereof.

(n) <u>Clawback Policy</u>. Awards granted under the Plan will be subject to recoupment in accordance with the Company's Incentive Compensation Recoupment Policy or any other clawback policy adopted by the Company. In addition, the Committee may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Committee determines necessary or appropriate, including a reacquisition right in respect of previously acquired Shares, the proceeds received from any sale of such Shares or any other cash or property upon the occurrence of misconduct. No recovery of compensation under such a clawback policy will be an event giving rise to a right to resign for "good reason" or be deemed a "constructive termination" (or any similar term) as such terms are used in any agreement between any Participant and the Company.

(o) <u>Interpretation</u>. The titles and headings of the sections in this Plan are for convenience of reference only. In the event of any conflict, the text of this Plan, rather than such titles or headings, shall control. Words in the masculine gender shall include the feminine gender, and where appropriate, the plural shall include the singular, and the singular shall include the plural. All references to "including" shall be construed as meaning "including without limitation." References herein to any law, agreement, instrument or other document means such law, agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and not prohibited by the Plan. Any reference in this Plan or in any Award Agreement to a provision of law or to a rule or regulation shall be deemed to include any successor law, rule or regulation of similar effect or applicability and all regulations promulgated under such law.